LEUCADIA NATIONAL CORPORATION / ANNUAL REPORT 2007


08048505



LEUCADIA NATIONAL CORPORATION

315 Park Avenue South
New York, New York 10010

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 13, 2008

April 16, 2008

To our common shareholders:

You are cordially invited to attend the annual meeting of shareholders of Leucadia National Corporation to be held on May 13, 2008, at 10:00 a.m., at PricewaterhouseCoopers LLP, CIBC Auditorium, 300 Madison Avenue, New York, New York:

1. To elect eight directors.

2. To ratify the selection of PricewaterhouseCoopers LLP as independent auditors to audit the consolidated financial statements of our company and our subsidiaries for the year ended December 31, 2008.

3. To transact any other business as may properly come before the meeting or any adjournments of the meeting.

Only holders of record of our common shares at the close of business on March 25, 2008 will be entitled to notice of and to vote at the meeting. Please vote your shares, either (i) by signing, dating and mailing the enclosed proxy card in the accompanying postage prepaid envelope, (ii) by telephone using the toll-free telephone number printed on the proxy card, or (iii) by voting on the Internet, using the instructions printed on the proxy card. This will assure that your shares are represented at the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 13, 2008:

This proxy statement and the accompanying annual report are available at: http://ww3.ics.adp.com/streetlink/LUK.

By Order of the Board of Directors.

LAURA E. ULBRANDT
Assistant Vice President and Secretary

LEUCADIA NATIONAL CORPORATION

315 Park Avenue South
New York, New York 10010

PROXY STATEMENT

Annual Meeting of Shareholders

April 16, 2008

This proxy statement is being furnished to the shareholders of Leucadia National Corporation, a New York corporation, in connection with the solicitation of proxies by the Board of Directors for use at the annual meeting of shareholders of the Company to be held on May 13, 2008 and at any adjournments thereof.

At the meeting, shareholders will be asked:

1. To elect eight directors.

2. To ratify the selection of PricewaterhouseCoopers LLP as independent auditors to audit the consolidated financial statements of our company and our subsidiaries for the year ended December 31, 2008.

3. To transact any other business as may properly come before the meeting or any adjournments of the meeting.

The Board of Directors has fixed the close of business on March 25, 2008 as the record date for the determination of the holders of our common shares, par value $1.00 per share, entitled to notice of and to vote at the meeting. Each eligible shareholder will be entitled to one vote for each common share held on all matters to come before the meeting and may vote in person or by proxy by completing the enclosed proxy card and returning it in the enclosed postage prepaid envelope or, as indicated on the proxy card, by voting on the Internet or by voting by telephone. At the close of business on March 25, 2008, there were 222,610,840 common shares entitled to vote.

This proxy statement and the accompanying form of proxy are first being sent to holders of the common shares on or about April 16, 2008.

THE MEETING

Date, Time and Place

The annual meeting will be held on May 13, 2008, at 10:00 a.m., at PricewaterhouseCoopers LLP, CIBC Auditorium, 300 Madison Avenue, New York, New York.

Matters to be Considered

At the meeting, shareholders will be asked to consider and vote to elect eight directors and to ratify the selection of independent auditors. See "ELECTION OF DIRECTORS" and "RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS." The Board of Directors does not know of any matters to be brought before the meeting other than as set forth in the notice of meeting. If any other matters properly come before the meeting, the persons named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

Record Date; Shares Outstanding and Entitled to Vote

Shareholders as of the record date, *i.e.*, the close of business on March 25, 2008, are entitled to notice of and to vote at the meeting. As of the record date, there were 222,610,840 common shares outstanding and entitled to vote, with each share entitled to one vote.

Required Votes

Election of Directors. Under New York law, the affirmative vote of the holders of a plurality of the common shares voted at the meeting is required to elect each director. Consequently, only shares that are voted in favor of a particular nominee will be counted toward the nominee's achievement of a plurality. Shares present at the meeting that are not voted for a particular nominee or shares present by proxy where the shareholder properly withholds authority to vote for the nominee, including broker non-votes, will not be counted toward the nominee's achievement of a plurality.

Selection of Auditors. Ratification of the selection of PricewaterhouseCoopers LLP as independent auditors requires the affirmative vote of the holders of a majority of the common shares voted at the meeting. Abstentions and broker non-votes are not counted in determining the votes cast in connection with the ratification of auditors, but do have the effect of reducing the number of affirmative votes required to achieve a majority for this matter by reducing the total number of shares from which the majority is calculated.

Ian M. Cumming, Chairman of the Board of Directors of our company, beneficially owns 25,748,799 or approximately 11.5% of the common shares outstanding at the record date. Joseph S. Steinberg, a Director and President of our company, beneficially owns 28,267,562 or approximately 12.6% of the common shares outstanding at the record date. The Joseph S. and Diane H. Steinberg 1992 Charitable Trust, a private charitable foundation established by Mr. Steinberg, owns 150,000 (less than .1%) of the common shares outstanding at the record date. The Cumming Foundation, a private charitable foundation established by Mr. Cumming, beneficially owns 533,210 or approximately .2% of the common shares outstanding at the record date. Cumming Philanthropic Organization, a Wyoming nonprofit corporation established by Mr. Cumming, owns 100,000 (less than .1%) of the common shares outstanding at the record date. Messrs. Cumming and Steinberg each disclaim beneficial ownership of the common shares held by their respective charitable foundations. Messrs. Cumming and Steinberg have advised us that they intend to cause all common shares that they beneficially own to be voted in favor of each nominee named herein and in favor of ratification of the selection of independent auditors. Messrs. Cumming and Steinberg have advised us that their charitable foundations intend to cause all of their common shares to be voted in favor of each nominee named herein and in favor of ratification of the selection of independent auditors. In addition to Messrs. Cumming and Steinberg, all our other directors and officers beneficially own approximately .4% of the common shares outstanding at the record date, excluding common shares acquirable upon the exercise of options.

Voting and Revocation of Proxies

Shareholders are requested to vote by proxy in one of three ways:

- Use the toll-free telephone number shown on your proxy card;
- Visit the Internet website at www.voteproxy.com and follow the on-screen instructions; or
- Mail, date, sign and promptly return your proxy card in the enclosed postage prepaid envelope.

Common shares represented by properly executed proxies, received by us or voted by telephone or via the Internet, which are not revoked will be voted at the meeting in accordance with the instructions contained therein. Subject to the broker non-vote rules discussed under "Required Votes," if instructions are not given, proxies will be voted **for** election of each nominee for director named and **for** ratification of the selection of independent auditors.

Voting instructions, including instructions for both telephonic and Internet voting, are provided on the proxy card. The Internet and telephone voting procedures are designed to authenticate shareholder identities, to allow shareholders to give voting instructions and to confirm that shareholders' instructions have been recorded properly. A control number, located on the proxy card, will identify shareholders and allow them to vote their shares and confirm that their voting instructions have been properly recorded. Shareholders voting via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the shareholder. If you do vote by Internet or telephone, it will not be necessary to return your proxy card.

If your shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from your record holder. The availability of Internet and telephone voting will depend on their voting procedures.

If a shareholder neither returns a signed proxy card, votes by the Internet or by telephone, nor attends the meeting and votes in person, his or her shares will not be voted.

Any proxy signed and returned by a shareholder or voted by telephone or via the Internet may be revoked at any time before it is exercised by giving written notice of revocation to the Secretary of our company, at our address set forth herein, by executing and delivering a later-dated proxy, either in writing, by telephone or via the Internet, or by voting in person at the meeting. Attendance at the meeting will not alone constitute revocation of a proxy. If your shares are held in a brokerage, bank, or other institutional account, you must obtain a proxy from that entity showing that you were the record holder as of the close of business on March 25, 2008, in order to vote your shares at the meeting.

Electronic Delivery of Proxy Materials and Annual Report

This proxy statement and the accompanying annual report are available at: http://ww3.ics.adp.com/streetlink/LUK.

"Householding" of Annual Report and Proxy Materials

We have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, shareholders of record who have the same address and last name will receive only one copy of our Annual Report and proxy statement unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect dividend check mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of the Annual Report and/or the proxy statement, or if you hold in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact our transfer agent, American Stock Transfer and Trust Company, (in writing: 59 Maiden Lane, New York, New York 10038; by telephone: in the U.S., Puerto Rico and Canada, 1-800-937-5449; outside the U.S., Puerto Rico and Canada, 1-718-921-8200).

If we are householding materials to your address and you wish to receive a separate copy of the 2007 Annual Report or this proxy statement, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact American Stock Transfer as indicated above.

Beneficial shareholders can request information about householding from their banks, brokers or other holders of record.

Proxy Solicitation

We will bear the costs of solicitation of proxies for the meeting. In addition to solicitation by mail, directors, officers and our regular employees may solicit proxies from shareholders by telephone, telegram, personal interview or otherwise. These directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with this solicitation. In addition to solicitation by our directors, officers and employees, we have engaged Innisfree M&A Incorporated, a proxy solicitation agent, in connection with the solicitation of proxies for the meeting. We will bear the costs of the fees for the solicitation agent, which are not expected to exceed $12,000. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of common shares held of record by them, and these custodians will be reimbursed for their reasonable expenses.

Independent Auditors

We have been advised that representatives of PricewaterhouseCoopers LLP, our independent auditors for 2007, will attend the meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

ELECTION OF DIRECTORS

At the meeting, eight directors are to be elected to serve until the next meeting or until their successors are elected and qualified. All of the following nominees are currently serving as directors. The persons named in the enclosed form of proxy have advised that, unless contrary instructions are received, they intend to vote **for** the eight nominees named by the Board of Directors and listed on the following table. The Board of Directors does not expect that any of the nominees will be unavailable for election as a director. However, if by reason of an unexpected occurrence one or more of the nominees is not available for election, the persons named in the form of proxy have advised that they will vote for the substitute nominees as the Board of Directors may propose. The following information is as of March 25, 2008.

Name and present position, if any, with the Company	Age, period served as director, other business experience during the last five years and family relationships, if any
Ian M. Cumming, Chairman of the Board	Mr. Cumming, 67, has served as a director and our Chairman of the Board since June 1978. In addition, he is Chairman of the Board of The FINOVA Group Inc. FINOVA is a middle market lender, in which we have an indirect 25% equity interest. Mr. Cumming is also a director of Skywest, Inc., a Utah-based regional air carrier, and HomeFed Corporation ("HomeFed"), a publicly held real estate development company, in which we have an approximate 29.9% equity interest, Mr. Cumming has an approximate 7.4% equity interest in HomeFed and a private charitable foundation, as to which Mr. Cumming disclaims beneficial ownership, has a 2.1% equity interest in HomeFed. Mr. Cumming is an alternate director of Fortescue Metals Group Ltd ("Fortescue"), an Australian public company that is engaged in the mining of iron ore, in which we have a 9.9% equity interest. Mr. Cumming is also a director of AmeriCredit Corp., an auto finance company, in which we have an approximate 26% interest.
Paul M. Dougan	Mr. Dougan, 70, has served as a director since May 1985. Mr. Dougan is a private investor. Until July 2004, he was a director and President and Chief Executive Officer of Equity Oil Company, a company engaged in oil and gas exploration and production.
Lawrence D. Glaubinger	Mr. Glaubinger, 82, has served as a director since May 1979. Mr. Glaubinger is a private investor. He was Chairman of the Board of Stern & Stern Industries, Inc., a New York corporation, which primarily manufactures and sells industrial textiles, from November 1977 through 2000. He has also been President of Lawrence Economic Consulting Inc., a management consulting firm, since January 1977 and a manager of Bee Gee Trading Company LLC, a private commodities trading company, since July 2003.
Alan J. Hirschfield	Mr. Hirschfield, 72, has served as a director since April 2004. Mr. Hirschfield is a private investor and consultant. From 1992 to 2000, he was Co-Chief Executive Officer of Data Broadcasting Corporation, which merged with Financial Times/Pearsons, Inc. Prior to that time, Mr. Hirschfield held executive positions in the entertainment industry. He is a director of Carmike Cinemas, Inc., a publicly-held motion picture exhibitor in the United States and is a director and Vice-Chairman of Cantel Medical Corp., a healthcare company.

Name and present position, if any, with the Company	Age, period served as director, other business experience during the last five years and family relationships, if any
James E. Jordan	Mr. Jordan, 64, has served as a director since February 1981. Mr. Jordan is a private investor. He was a Managing Director of Arnhold and S. Bleichroeder Advisers, LLC, a privately owned global investment management company from July 2002 to June 2005. Mr. Jordan is a director of the First Eagle family of mutual funds and JZ Equity Partners Plc., a British investment trust company.
Jeffrey C. Keil	Mr. Keil, 64, has served as a director since April 2004. Mr. Keil is a private investor who had been President and a director of Republic New York Corporation and Vice Chairman of Republic National Bank of New York from 1984 to 1996. Mr. Keil is currently the non-executive chairman of a privately held insurance company and the non-executive chairman of a privately held registered investment advisor. Mr. Keil is also is a director of Anthracite Capital, Inc., a real estate investment trust, and Presidential Life Insurance Company, an insurance holding company.
Jesse Clyde Nichols, III	Mr. Nichols, 68, has served as a director since June 1978. Mr. Nichols is a private investor. He was President, from May 1974 through 2000, of Nichols Industries, Inc., a diversified holding company.
Joseph S. Steinberg, President	Mr. Steinberg, 64, has served as a director since December 1978 and as our President since January 1979. He is also a director of FINOVA. In addition, Mr. Steinberg is Chairman of the Board of HomeFed; Mr. Steinberg has an approximate 8.2% equity interest in HomeFed, trusts for the benefit of Mr. Steinberg's children have a .7% equity interest in HomeFed and a private charitable trust, as to which Mr. Steinberg disclaims beneficial ownership, has a .5% equity interest in HomeFed. Mr. Steinberg is a director of Fortescue.

The Board of Directors recommends a vote **FOR** the above-named nominees.

INFORMATION CONCERNING THE BOARD OF DIRECTORS AND BOARD COMMITTEES

Director Independence

Pursuant to our Corporate Governance Guidelines, a copy of which is available on our website, www.leucadia.com, the Board of Directors is required to affirmatively determine that a majority of the directors is independent under the listing standards of the New York Stock Exchange, the exchange on which the Company's common shares are traded. In accordance with the Guidelines, the Board of Directors undertakes an annual review of director independence. During this review, the Board considers all transactions and relationships between each director or any member of his immediate family and the Company, and its subsidiaries and affiliates. The Board also examines transactions and relationships between directors or their affiliates and Ian M. Cumming, our Chairman of the Board, and Joseph S. Steinberg, our President, and their respective affiliates. The purpose of this review is to determine whether any such relationships or transactions is considered a "material relationship" that would be inconsistent with a determination that a director is independent. The Board has not adopted any "categorical standards" for assessing independence, preferring instead to consider and disclose existing relationships with the non-management directors and the Company, Mr. Cumming or Mr. Steinberg.

As a result of this review, on March 4, 2008, the Board affirmatively determined that, other than Mr. Cumming and Mr. Steinberg, all of the directors are independent of the Company and its management. In determining that all of the other directors are independent, the Board reviewed the New York Stock Exchange corporate governance rules and also determined that the following relationships are not material relationships and therefore do not affect the independence determination: Mr. Cumming and Mr. Hirschfield are passive investors, each with a 15% passive interest, in a regional internet service provider; Mr. Cumming is a 6.6% passive stockholder in a restaurant that is 50% owned by Mr. Hirschfield and Mr. Cumming made a charitable contribution of $100,000 in 2004 to a non-profit private school of which a son of Mr. Hirschfield is headmaster; Mr. Dougan is the retired President of Equity Oil Company, a company with which the Company had a joint venture that was dissolved in 2004 and Mr. Dougan's son-in-law is the Associate Director of the State of Utah School and Institutional Trust Lands Administration, a state agency that is in negotiations to sell to the Company certain parcels of land and as to which Mr. Dougan's son-in-law has no financial interest; Mr. Keil is a trustee of several trusts (certain of which hold our common shares) for the benefit of Mr. Steinberg's children and other family members (for which Mr. Keil receives no remuneration); Mr. Keil's daughter is the principal of a non-profit charter school to which Mr. Steinberg, through a charitable trust, donated $50,000 in 2006 and $10,000 in 2007 and to which Mr. Cumming, through a charitable foundation, donated $25,000 in 2006; in August 2007, Mr. Keil acquired a 20% interest in a Swiss investment management company with approximately $4 billion under management that manages certain funds for Mr. Steinberg and his charitable trust (Mr. Steinberg was a client of the Swiss firm before Mr. Keil acquired his interest in the firm) and for which Mr. Steinberg and the charitable trust paid the Swiss firm approximately $50,000 in fees for 2007; and Mr. Keil's son-in-law, Patrick Q. Riordan, has been an at will employee of the Company since April 2007 (as discussed under "Certain Relationships and Related Person Transactions").

In addition, as stated in the Corporate Governance Guidelines, the Board has determined that friendship among directors shall not in and of itself be a basis for determining that a director is not independent for purposes of serving on the Board.

Certain Relationships and Related Person Transactions

Policies and Procedures with Respect to Transactions with Related Persons

The Board has adopted a policy for the review, approval and ratification of transactions that involve "related persons" and potential conflicts of interest (the "Related Person Transaction Policy").

The Related Person Transaction Policy applies to each director and executive officer of the Company; any nominee for election as a director of the Company; any security holder who is known to own of record or beneficially more than five percent of any class of the Company's voting securities; any immediate family member of any of the foregoing persons; and any corporation, firm, association or their entity in which one or more directors of the Company are directors or officers, or have a substantial financial interest (each a "Related Person").

Under the Related Person Transaction Policy, a Related Person Transaction is defined as a transaction or arrangement involving a Related Person in which the Company is a participant or that would required disclosure in the Company's filings with the SEC as a transaction with a Related Person.

Under the Related Person Transaction Policy, Related Persons must disclose to the Audit Committee any potential Related Person Transactions and must disclose all material facts with respect to such interest. All Related Person Transactions will be reviewed by the Audit Committee and, in its discretion, approved or ratified. In determining whether to approve or ratify a Related Person Transaction the Audit Committee will consider the relevant facts and circumstances of the Related Person Transaction which may include factors such as the relationship of the Related Person with the Company, the materiality or significance of the transaction to the Company and the Related Person, the business purpose and reasonableness of the transaction, whether the transaction is comparable to a transaction that could be available to the Company on an arms-length basis, and the impact of the transaction on the Company's business and operation.

Related Person Transactions

The Company is party to a Services Agreement with each of Messrs. Cumming and Steinberg, each dated as of January 1, 2004, pursuant to which the Company has agreed to provide certain services for Messrs. Cumming and Steinberg and/or affiliated entities. Such services include accounting and cash management services and tax services for each of Messrs. Cumming and Steinberg and transportation services for Mr. Steinberg. Each of Mr. Cumming and Mr. Steinberg pays the Company the cost of providing services to them under the Services Agreements. Mr. Cumming and Mr. Steinberg paid the Company $133,000 and $302,000, respectively, for services rendered by the Company in 2007 and have advanced the Company $66,000 and $302,000, respectively, for services to be rendered by the Company under these agreements in 2008.

Mr. Steinberg's brother, Morton M. Steinberg, is a partner in the law firm DLA Piper, US LLP, a member of DLA Piper, a global legal services organization whose members have offices in twenty five countries. During 2007, the Company paid approximately $4,100,000 in aggregate fees to such firm for legal services rendered to the Company. This amount represents less than .04% of all fees received by DLA Piper, US LLP in 2007. Mr. Morton Steinberg has a less than 1% partnership interest in DLA Piper, US LLP.

As of April 1, 2007, the Company engaged Patrick Q. Riordan, the son-in-law of Jeffrey C. Keil, a director of the Company and Chairman of the Company's Audit Committee, as an at-will employee of a subsidiary. Pursuant to such arrangement, Mr. Riordan receives an annual salary of $300,000 and is entitled to an annual cash bonus of at least $50,000. In 2007, the Company paid Mr. Riordan $220,385. Mr. Riordan is being engaged to identify new investment opportunities for the Company, and if any such opportunities are consummated, he would be entitled to a profits interest to be determined by the Company in each such instance, subject to the Company's having received a preferred rate of return on such investment.

The Audit Committee or the Board have approved or ratified each of the foregoing.

Meetings and Committees

During 2007, the Board of Directors held thirteen meetings and took action on numerous other occasions.

The Board of Directors has a standing Audit Committee, Executive Committee, Compensation Committee and Nominating and Corporate Governance Committee.

The functions of the Audit Committee are to assist the Board of Directors in fulfilling its responsibility to oversee the conduct and integrity of our financial reporting and financial statements filed with the Securities and Exchange Commission, the scope and performance of our internal audit function, our systems of internal accounting and financial disclosure controls, compliance with legal and regulatory requirements, our Code of Business Practice and Code of Practice, and preparation of the audit committee report. In discharging its duties, the Audit Committee, among other things, has the sole authority to appoint (subject to shareholder ratification, which is not binding on the Audit Committee), compensate (including fee pre-approvals), evaluate and replace the independent auditors, oversee their scope of work, independence and their engagement for any other services, and meets independently with those persons performing the Company's internal auditing function, as well as the Company's independent auditors and senior management.

During 2007, the Audit Committee met with management and/or the independent auditors eight times and met three times during 2008. At such meetings, the Audit Committee met with the independent auditors without management present. The Board of Directors has adopted a charter for the Audit Committee, which is available on our website. See "Annual Report and Company Information" below. The Audit Committee consists of Messrs. Keil (Chairman), Dougan, Hirschfield, Jordan and Nichols. The Board has determined that each of Messrs. Keil and Hirschfield is qualified as an audit committee financial expert within the meaning of regulations of the Securities and Exchange Commission, thereby satisfying the financial expertise requirement of the listing standards of the New York Stock Exchange, and that each member of the Audit Committee is financially literate.

The function of the Executive Committee is to exercise the authority of the Board of Directors in the management of our business at such times as the full Board of Directors is unavailable in accordance with New York law. The Executive Committee consists of Messrs. Cumming (Chairman), Glaubinger, Jordan and Steinberg. The Executive Committee did not meet in 2007.

The functions of the Compensation Committee are to determine and approve the compensation of the Chairman of the Board and President including under the 2003 Senior Executive Annual Incentive Bonus Plan (as amended), make recommendations to the Board of Directors with respect to compensation of our other executive officers in consultation with Messrs. Cumming and Steinberg, including with respect to our employee benefit and incentive plans, and to administer our 1999 Stock Option Plan (as amended). The Board of Directors has adopted a charter for the Compensation Committee, which is available on our website. See "Annual Report and Company Information" below. The Compensation Committee met four times in 2007 and met three times during 2008. The Compensation Committee consists of Messrs. Nichols (Chairman), Glaubinger and Jordan.

The function of the Nominating and Corporate Governance Committee is to assist the Board by identifying qualified candidates to serve as directors and recommend to the Board candidates for election to the Board, to develop and recommend to the Board corporate governance guidelines, and to oversee the evaluations of the Board and management. In selecting nominees to the Board of Directors, the Nominating and Corporate Governance Committee assesses the independence of the candidates and their ability to comply with the Company Corporate Governance Guidelines. The Board of Directors has adopted a charter for the Nominating and Corporate Governance Committee, which is also available on our website. See "Annual Report and Company Information" below. The Nominating and Corporate Governance Committee met once and took action on one other occasion during 2007 and met once during 2008. The Nominating and Corporate Governance Committee consists of Messrs. Jordan (Chairman), Dougan and Nichols.

The information contained in this proxy statement with respect to the Audit Committee charter, the Compensation Committee charter, the Nominating and Corporate Governance Committee charter and the independence of the non-management members of the Board of Directors shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall the information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate it by reference in a filing.

A shareholder entitled to vote in the election of directors may nominate one or more persons for election as directors at a meeting if written notice of that shareholder's intent to make the nomination has been given to us, with respect to an election to be held at an annual meeting of shareholders, not less than 120 days before the first anniversary of our proxy statement in connection with the last annual meeting, and, with respect to an election to be held at a special meeting of shareholders, not later than the tenth day following the date on which notice of the meeting is first given to shareholders. The notice shall include the name and address of the shareholder and his or her nominees, a representation that the shareholder is entitled to vote at the meeting and intends to nominate the person, a description of all arrangements or understandings between the shareholder and each nominee, other information as would be required to be included in a proxy statement soliciting proxies for the election of the shareholder's nominees, and the consent of each nominee to serve as a director of the Company if so elected. We may require any proposed nominee to furnish other information as we may reasonably require to determine the eligibility of the proposed nominee to serve as a director of the Company. We did not receive any nominations from shareholders for election as directors at the meeting. See "Proposals by Shareholders" for the deadline for nominating persons for election as directors for the 2009 annual meeting.

Attendance

All directors attended at least 75% of the meetings of the Board of Directors and committees of the Board of Directors on which they served. Under our Corporate Governance Guidelines, each director is expected to dedicate sufficient time to the performance of his duties as a director, including by attending meetings of the shareholders, the Board and committees of which he is a member. All directors attended the annual meeting of shareholders in May 2007. A copy of our Corporate Governance Guidelines is available on our website.

Meetings of Non-Management Directors

The Board of Directors has determined that the non-management members of the Board of Directors will meet regularly in executive session outside the presence of any member of management, in conjunction with regularly scheduled meetings of the Board. No formal Board action may be taken at any executive session. The non-management directors annually select a presiding director to chair executive sessions who will serve for a one year term. Mr. Alan Hirschfield was the presiding director for 2007 and has been selected to serve as the presiding director for 2008.

Communicating with the Board

Shareholders and other parties interested in communicating directly with the non-management directors as a group may do so by writing to the Non-Management Members of the Board of Directors, c/o Corporate Secretary, Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010. The Corporate Secretary will review all correspondence and regularly forward to the non-management members of the Board a summary of all such correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or committees thereof or that the Corporate Secretary otherwise determines requires attention. Non-management directors may at any time review a log of all correspondence received by the Company that is addressed to non-management members of the Board and request copies of all such correspondence. Concerns relating to accounting, internal controls or auditing matters will immediately be brought to the attention of the Chairman of the Audit Committee.

Code of Practice

We have a Code of Business Practice, which is applicable to all directors, officers and employees of the Company, and includes a Code of Practice applicable to our principal executive officers and senior financial officers. Both the Code of Business Practice and the Code of Practice are available on our website. We intend to post amendments to or waivers from our Code of Practice applicable to our principal executive officers and senior financial officers on our website.

PRESENT BENEFICIAL OWNERSHIP OF COMMON SHARES

Set forth below is certain information as of March 25, 2008, with respect to the beneficial ownership of common shares by (1) each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding common shares determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, which is our only class of voting securities, (2) each director and nominee for director, (3) each of the executive officers named in the Summary Compensation Table under "Executive Compensation," (4) the charitable foundations established by Mr. Cumming and Mr. Steinberg and (5) all of our executive officers and directors as a group. Unless otherwise stated, the business address of each person listed is c/o Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership		Percent of Class
Horizon Asset Management Inc. (a)(b)	22,642,832		10.2%
Ian M. Cumming	25,748,799	(c)(d)	11.5%
Paul M. Dougan	28,950	(e)	*
Lawrence D. Glaubinger	337,000	(f)	.2%
Alan J. Hirschfield	42,000	(g)	*
James E. Jordan	151,750	(h)	*
Jeffrey C. Keil	17,000	(g)	*
Thomas E. Mara	63,518	(i)	*
Jesse Clyde Nichols, III	215,806	(j)	*
Joseph A. Orlando	63,827	(k)	*
Joseph S. Steinberg	28,267,562	(d)(l)	12.6%
Justin R. Wheeler	27,500	(m)	*
Cumming Foundation	533,210	(n)	.2%
Cumming Philanthropic Organization	100,000	(o)	*
Joseph S. and Diane H. Steinberg 1992 Charitable Trust	150,000	(p)	*
All directors and executive officers as a group (14 persons)	55,082,741	(q)	24.5%

* Less than .1%.

(a) The business address of Horizon Asset Management Incorporated ("Horizon") is 470 Park Avenue South, New York, New York 10016.

(b) Based upon a Schedule 13G dated February 20, 2008, filed by Horizon and discussions with Horizon, the securities reported in Horizon's 13G are beneficially owned by separate managed account holders which, pursuant to individual advisory contracts, are advised by Horizon. Such advisory contracts grant to Horizon all investment and voting power over the securities owned by such advisory clients. Beneficial ownership of these common shares, including all rights to distributions in respect thereof and the proceeds of a sale or disposition, is held by the separate, unrelated account holders, and Horizon disclaims beneficial ownership of such common shares.

(c) Includes 445,620 (.2%) common shares beneficially owned by Mr. Cumming's wife (directly and through trusts for the benefit of Mr. Cumming's children of which Mr. Cumming's wife is trustee) as to which Mr. Cumming may be deemed to be the beneficial owner and 1,200,000 (.5%) common shares which Mr. Cumming currently has the right to acquire upon exercise of warrants. Also includes 6,550,000 shares as collateral for various lines of credit.

(d) Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

(e) Includes 10,000 common shares that may be acquired upon the exercise of currently exercisable stock options and 300 (less than .1%) common shares owned by Mr. Dougan's wife as to which Mr. Dougan disclaims beneficial ownership.

(f) Includes 2,750 common shares that may be acquired upon the exercise of currently exercisable stock options and 38,500 common shares beneficially held by Mr. Glaubinger's private charitable foundation, as to which Mr. Glaubinger disclaims beneficial ownership.

(g) Includes 7,000 common shares that may be acquired upon the exercise of currently exercisable stock options.

(h) Includes 3,750 common shares that may be acquired upon the exercise of currently exercisable stock options. Also includes 50,000 shares held in a margin account.

(i) Includes 44,000 common shares that may be acquired upon the exercise of currently exercisable stock options.

(j) Includes 10,000 common shares that may be acquired upon the exercise of currently exercisable stock options and 131,554 (less than .1%) common shares held by a revocable trust for Mr. Nichols' benefit in a margin account, 22,276 (less than .1%) common shares beneficially owned by Mr. Nichols' wife (directly and indirectly through a majority owned company), 9,688 shares (less than .1%) common shares owned by Mr. Nichols' minor children and in trusts for the benefit of Mr. Nichols' minor children as to which Mr. Nichols may be deemed to be the beneficial owner.

(k) Includes 38,000 common shares that may be acquired upon the exercise of currently exercisable stock options.

(l) Includes 139,200 (less than .1%) common shares beneficially owned by Mr. Steinberg's wife and daughter, 22,036,424 (9.9%) common shares held by corporations that are wholly owned by Mr. Steinberg, or by corporations that are wholly owned by a family trust as to which Mr. Steinberg has sole voting and dispositive control, 2,339,712 (1.1%) common shares held in a trust for the benefit of Mr. Steinberg's children as to which Mr. Steinberg may be deemed to be the beneficial owner, and 1,200,000 (.5%) common shares which Mr. Steinberg currently has the right to acquire upon exercise of warrants.

(m) Includes 22,500 common shares that may be acquired upon the exercise of currently exercisable stock options.

(n) Mr. Cumming is a trustee and President of the foundation and disclaims beneficial ownership of the common shares held by the foundation.

(o) Mr. Cumming is a director and President of Cumming Philanthropic Organization and disclaims beneficial ownership of the common shares held by the organization.

(p) Mr. Steinberg and his wife are the trustees of the charitable trust. Mr. Steinberg and his wife disclaim beneficial ownership of the common shares held by the charitable trust.

(q) Includes 300 common shares owned of record by the spouse of a director of the Company as to which the director disclaims beneficial ownership; 2,400,000 common shares that may be acquired by Messrs. Cumming and Steinberg pursuant to the exercise of currently exercisable warrants; 40,500 common shares that may be acquired by directors pursuant to the exercise of currently exercisable stock options; and 199,529 common shares that may be acquired by certain officers pursuant to the exercise of currently exercisable stock options.

As of March 25, 2008, Cede & Co. held of record 163,535,897 common shares (approximately 73.5% of the total number of common shares outstanding). Cede & Co. held such shares as a nominee for broker-dealer members of The Depository Trust Company, which conducts clearing and settlement operations for securities transactions involving its members.

As described in our Form 10-K for the year ended December 31, 2007, our common shares are subject to transfer restrictions that are designed to reduce the possibility that certain changes in ownership could result in limitations on the use of our significant tax attributes. Our certificate of incorporation contains provisions that generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 5% or more of our common shares and the ability of persons or entities now owning 5% or more of our common shares from acquiring additional common shares. Shareholders (and prospective shareholders) are advised that, under the tax law rules incorporated in these provisions, the acquisition of even a single common share may be proscribed under our certificate of incorporation, given (among other things) the tax law ownership attribution rules as well as the tax law rules applicable to acquisitions made in coordination with or in concert with others. The restriction will remain until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) and (c) the beginning of our taxable year to which these tax attributes may no longer be carried forward. The restriction may be waived by our Board of Directors. Shareholders are advised to carefully monitor their ownership of our common shares and consult their own legal advisors and/or us to determine whether their ownership of our common shares approaches the proscribed level. Based upon discussions with Horizon, we believe that the beneficial ownership (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934) by Horizon of common shares as reflected in the table above is not in violation of the transfer restrictions contained in our certificate of incorporation.

EXECUTIVE COMPENSATION

Compensation Discussion & Analysis

Introduction

Our principal executive officers, Ian M. Cumming and Joseph S. Steinberg, in consultation with the Compensation Committee of the Board of Directors of the Company (the "Compensation Committee"), establish our compensation philosophy and executive compensation program. The Compensation Committee determines and approves the compensation of Messrs. Cumming and Steinberg, including bonus compensation under the 2003 Senior Executive Annual Incentive Bonus Plan, and makes recommendations to the Board of Directors, in consultation with Messrs. Cumming and Steinberg, with respect to the compensation of the other executive officers of the Company including those named in the Summary Compensation Table (the "Senior Executive Officers" and together with Mr. Cumming and Mr. Steinberg, the "Named Executive Officers").

Compensation Objectives and Philosophy

Our compensation philosophy is based upon rewarding current and past contributions, performance and dedication and providing incentives for superior long-term performance. We believe that there should be a strong link between pay and performance of both the Company and the individual. Accordingly, a large percentage of annual compensation consists of discretionary bonus compensation. This ensures that compensation paid to an executive reflects the individual's specific contributions to our success, the level and degree of complexity involved in his/her contributions to the Company and the Company's overall performance. We believe our compensation package aligns the interests of executive officers with those of our shareholders.

The Company believes that our current compensation program fits within our overall compensation philosophy of providing a straight-forward compensation package and strikes the appropriate balance between short and long-term performance objectives. Additionally, given the past success of the Company and the long term employment relationships that the Company has enjoyed, we believe that the compensation package has achieved the goals of providing both incentives and rewards, and retaining talented personnel.

Role of Principal Executive Officers in Compensation Decisions

In determining executive compensation, the Compensation Committee works closely with Messrs. Cumming and Steinberg. In January of each year, Messrs. Cumming and Steinberg meet with the Compensation Committee to report their recommendations for the prior year's bonus and current year's salary levels for the Senior Executive Officers.

Setting Executive Compensation

In determining compensation for our Senior Executive Officers, neither the Compensation Committee, nor Messrs. Cumming and Steinberg, rely on any specific formula, benchmarking or pre-determined targets. In making their recommendations to the Compensation Committee, Messrs. Cumming and Steinberg focus primarily on their subjective determination of the performance of the individual executive officer, as well as on the performance of the Company.

In considering executive compensation, Messrs. Cumming and Steinberg take into account the dedication, institutional knowledge and significant contributions (which often involve developing newly acquired enterprises, the success of which may not be evident for several years) that our executive officers bring to the Company, as well as the status of the Company's investments. Messrs. Cumming and Steinberg report their compensation proposals to the Compensation Committee for its consideration and recommendation to the full Board of Directors.

Elements of Compensation

In an effort to reflect our compensation philosophy and keep our compensation program as straightforward as possible, our compensation package for Named Executive Officers consists of four basic elements:

(1) base salary;

(2) annual bonus compensation (which for Messrs. Cumming and Steinberg is principally governed by our shareholder approved 2003 Senior Executive Annual Incentive Bonus Plan discussed below);

(3) long-term incentives in the form of stock options granted pursuant to our shareholder approved 1999 Stock Option Plan (for executive officers other than Messrs. Cumming and Steinberg) and warrants granted pursuant to our shareholder approved 2006 Senior Executive Warrant Plan (for Messrs. Cumming and Steinberg); and

(4) retirement benefits pursuant to our Savings and Retirement Plan.

Other elements of compensation include medical and life insurance benefits available to employees generally. Additionally, certain perquisites may be available to executive officers that are not available to other employees generally.

Each element of compensation has a different purpose. Salary and bonus payments are designed mainly to reward current and past performance. Stock options and warrants are primarily designed to provide strong incentive for superior long-term future performance and are directly linked to shareholders' interests because the value of the awards will increase or decrease based upon the future price of the common shares. Retirement benefits are designed to provide employees with income after they retire, and the Company's annual contribution is determined based upon a combination of an employee's age and years of service.

Other than Messrs. Cumming and Steinberg, none of our executive officers is a party to an employment agreement with the Company.

Base Salary

Base salary is consistent with the executive's office and level of responsibility, with annual salary increases which generally amount to a small percentage of the executive's prior base salary, primarily reflecting cost of living increases. However, annual salary increases may be significant to reflect an executive's increase in office and/or responsibility. Base salary of executive officers other than Messrs.

Cumming and Steinberg is determined by the Board of Directors after considering the recommendation of the Compensation Committee in consultation with Messrs. Cumming and Steinberg. Base salary of Messrs. Cumming and Steinberg is based upon their employment agreements discussed in greater detail below.

Short Term Incentives – Annual Bonus Compensation

Bonus compensation of executive officers, other than Messrs. Cumming and Steinberg, is determined on the basis of recommendations made to the Compensation Committee by Messrs. Cumming and Steinberg based on their subjective assessment of an executive's performance and the Company's performance. Bonus Compensation for Messrs. Cumming and Steinberg is determined by the Compensation Committee principally pursuant to the terms of the 2003 Senior Executive Annual Incentive Bonus Plan, as amended (the "Bonus Plan"), although the Compensation Committee may award bonuses to Messrs. Cumming and Steinberg in addition to the amounts provided under the Bonus Plan.

Additionally, in 2007 all employees of Leucadia National Corporation (but not all subsidiaries) received an annual discretionary year-end bonus equal to 3% of base salary.

Long Term Incentives – Stock Options

We, by means of our 1999 stock option plan, as amended (the "Stock Option Plan"), seek to retain the services of persons now holding key positions and to secure the services of persons capable of filling the positions. From time to time, stock options may be awarded which, under the terms of the Stock Option Plan, permit the executive officer or other employee to purchase common shares at not less than the fair market value of the common shares on the date of grant. Since employees only realize a gain if the price of the common shares increases during the period of the option, shareholder and executive interests are aligned. Options granted to executive officers generally become exercisable at the rate of 20% per year, commencing approximately one year after the date of grant. As with base salary and bonuses, the amount of stock options awarded to an executive officer is not based on any specific formula, but rather on a subjective assessment of the executive's level and performance, as well as the date and extent of prior option grants. Options are granted to executive officers by the Compensation Committee upon the recommendation of Messrs. Cumming and Steinberg. Options are not granted according to a set schedule; however, since 2000 the Compensation Committee has granted options every other year. Options are priced at the closing price on the date of grant and are not granted to precede the announcement of favorable information. Other than the annual automatic grant of stock options to directors (described in more detail under "Director Compensation" below), in 2007 we did not grant any stock options.

Long Term Incentives – Warrants

Although Messrs. Cumming and Steinberg are eligible to participate in the Stock Option Plan, they have never received stock options; instead Messrs. Cumming and Steinberg have received shareholder approved warrants, most recently in 2006, when shareholders approved our 2006 Senior Executive Warrant Plan pursuant to which Messrs. Cumming and Steinberg were each granted Warrants to purchase 2,000,000 common shares at an exercise price of $28.515 (105% of the closing price per common share on the grant date). These Warrants vest at a rate of 20% per year, commencing in May 16, 2006 and thereafter on March 6 of each of 2007, 2008, 2009 and 2010 (provided that Mr. Cumming or Mr. Steinberg (as the case may be) has not voluntarily terminated his employment with the Company or been terminated for "cause" (as defined in his employment agreement) on or before any such date).

Retirement Benefits Pursuant to Our Savings and Retirement Plan and, with Respect to Eligible Employees, the Frozen Defined Benefit Pension Plan

Savings and Retirement Plan

We and certain of our affiliated companies currently maintain a Savings and Retirement plan for certain of our employees and employees of these affiliated companies. Participants may make before-tax and/or after-tax contributions to the plan and we will match a portion of an eligible participant's before-tax contributions. The plan also provides a contribution for eligible participants determined on the basis of age and service with potential contributions ranging from 2% of eligible compensation up to 16% of eligible compensation. Eligible compensation for 2007 was limited to $225,000.

Frozen Defined Benefit Pension Plan

We and certain of our affiliated companies maintain a frozen retirement plan, the Leucadia National Corporation Retirement Plan, as amended and restated effective January 1, 1997 (the "Frozen Defined Pension Plan"), for certain of our employees and employees of these affiliated companies. No benefit accruals under the retirement plan have been allowed and no new participants have been allowed after December 31, 1998. All participants are 100% vested in their frozen accrued benefit. Participants were not required to make any contributions under the retirement plan.

Pension benefits may be collected upon attainment of normal retirement age (age 65) or upon satisfying the criteria for early retirement (age 55 with at least 10 years of service). All early retirement benefit payments are actuarially reduced to reflect the longer expected payout period. Mr. Cumming is currently eligible to receive a normal retirement benefit. Messrs. Steinberg and Mara are currently eligible to receive an early retirement benefit.

The retirement plan provides for a survivor's benefit payable to the spouse of a plan participant upon the death prior to retirement of the plan participant. Should the death of any of our Named Executive Officers have occurred on December 31, 2007, their spouses would be entitled to the following amounts under the Frozen Defined Benefit Pension Plan (subject to certain elections which may be made as described below): Mr. Cumming's spouse would receive $178,000, Mr. Steinberg's spouse would receive $143,000, Mr. Mara's spouse would receive $129,000, Mr. Orlando's spouse would receive $82,000 and Mr. Wheeler's spouse would not receive any payment.

The retirement plan contains provisions for optional forms of payment and provides that the normal form of benefit in the case of a married participant is a benefit actuarially equivalent to an annuity for the life of the participant payable in the form of a 50% joint and survivor annuity for the participant and his spouse. With the spouse's consent, a married participant may alternatively elect to receive benefits in the form of a single life annuity, a 75% joint and survivor annuity, a 100% joint and survivor annuity, a 5-year certain and life annuity, a 10-year certain and life annuity or a lump sum.

All of our retirement plans are intended to qualify under the provisions of Section 401 of the Internal Revenue Code of 1986 (the "Code").

Other Benefits; Executive Perquisites

Medical and life insurance benefits are available to employees generally. Additionally, under our employment agreements with Messrs. Cumming and Steinberg, we have agreed to carry at our expense term life insurance policies on their lives in the amount of $1,000,000 each, payable to the beneficiaries as each of Messrs. Cumming and Steinberg shall designate.

Messrs. Cumming and Steinberg each may use the Company's aircraft for non-business purposes. The incremental costs of any such usage are reported as other compensation in the Summary Compensation Table included elsewhere in this proxy statement.

Certain of our executive officers receive the use of Company owned cars and certain related benefits. The incremental costs of any personal use by the Named Executive Officers are reported as other compensation in the Summary Compensation Table included elsewhere in this proxy statement. The Company also pays for the parking expenses of certain of our executive officers.

Stock Ownership Requirements

We do not have a formal stock ownership requirement; however, our Named Executive Officers beneficially own approximately 24.2% of our outstanding Common Shares, as reflected in the Present Beneficial Ownership of Common Shares table included in this proxy statement.

Compensation of Senior Executive Officers (executive officers other than Ian M. Cumming and Joseph S. Steinberg)

In 2007, our Senior Executive Officers received cost of living increases to their base salary (determined in January 2007) and discretionary bonuses for 2006 (also determined in January 2007). Additionally, on January 17, 2008, the Company's Board of Directors, upon the recommendation of the Compensation Committee in consultation with Messrs. Cumming and Steinberg, approved annual salary increases (effective January 1, 2008) and discretionary 2007 cash bonuses for each of the Company's Senior Executive Officers.

Compensation of Messrs. Cumming and Steinberg

The Compensation Committee determines and approves, in conjunction with the Board of Directors, the annual compensation of Mr. Cumming, our Chairman of the Board, and Mr. Steinberg, our President. The base compensation of Messrs. Cumming and Steinberg is set pursuant to employment agreements between the Company and each of Messrs. Cumming and Steinberg expiring June 30, 2015. See "Employment Agreements and Elements of Post Termination Compensation and Benefits." The base salaries of Messrs. Cumming and Steinberg provided for in the current employment agreements initially were determined by the Compensation Committee in 1994 and increase annually in July of each year only to reflect annual cost-of-living increases.

Messrs. Cumming and Steinberg are also eligible to receive bonus compensation under the Bonus Plan. The Bonus Plan directly links the annual incentive bonus of Messrs. Cumming and Steinberg with our earnings, while providing the Compensation Committee with the flexibility to reduce amounts to be paid under the plan. The Bonus Plan, as amended in May 2006 pursuant to shareholder approval, provides for annual incentive bonuses to be paid to each of Messrs. Cumming and Steinberg in an amount equal to 1.35% of our audited consolidated pre-tax earnings for each of the fiscal years through 2014. The amount of the annual incentive bonus awarded to each participant in any given year is subject to reduction by the Compensation Committee, in its sole discretion. Payments under the Bonus Plan are made in cash following written certification by the Compensation Committee as to the amount of the annual incentive bonus for any given year.

Amounts awarded to Messrs. Cumming and Steinberg under the Bonus Plan are determined and approved by the Compensation Committee each year following the annual meeting of shareholders. Thus, amounts awarded to Messrs. Cumming and Steinberg under the Bonus Plan for the 2006 fiscal year were determined on May 15, 2007 (see "2006 Performance Bonus" below), and any amounts awarded under the Bonus Plan for the 2007 fiscal year will not be determined by the Compensation Committee until May 2008.

The Bonus Plan is designed so that the cash bonuses awarded under the plan will qualify as "performance-based compensation" under Section 162(m) of the Code. The Compensation Committee has discretion, where appropriate, to pay additional bonuses to Messrs. Cumming and Steinberg outside the Bonus Plan. In this event, the Compensation Committee will take into consideration amounts paid to Messrs. Cumming and Steinberg under the Bonus Plan. To the extent that the Compensation Committee determines to award performance bonuses for a given year outside the Bonus Plan, this compensation may not be deemed to be performance-based compensation.

2006 Performance Bonus

On May 15, 2007, the Compensation Committee, in conjunction with the Board of Directors (with Messrs. Cumming and Steinberg not voting), awarded performance bonuses for 2006 of $3,908,304 to each of Messrs. Cumming and Steinberg. These bonuses were awarded under the Company's 2003 Senior Executive Annual Incentive Bonus Plan, representing 1.35% of the Company's audited consolidated pre-tax income for the year ended December 31, 2006, the maximum amount then awardable under the Bonus Plan as in effect for fiscal year 2006.

The amount of the annual incentive bonus awarded under the plan to each participant in any given year is subject to reduction by the Compensation Committee, in its sole discretion. As stated above, the Bonus Plan is designed so that the cash bonuses awarded under the plan will qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code.

2007 Performance Bonus

The Compensation Committee and the Board of Directors intend to consider the 2007 performance bonus for each of Messrs. Cumming and Steinberg at the 2008 organizational meeting of the Board following the 2008 shareholders meeting on May 13, 2008.

Employment Agreements and Elements of Post-Termination Compensation and Benefits

Employment Agreements

We have employment agreements with Messrs. Cumming and Steinberg that provide for Mr. Cumming's employment as our Chairman of the Board and Chief Executive Officer and for Mr. Steinberg's employment as our President through June 30, 2015 at annual salaries of $712,951 (as of July 1, 2007), subject to annual cost-of-living adjustments effective July 1 of each year, plus any additional compensation as may be voted by the Board of Directors. Although their employment agreements entitle Messrs. Cumming and Steinberg to participate in all of our incentive plans and those of our subsidiaries and affiliated companies, they do not participate in any of those plans. We have also agreed to carry at our expense term life insurance policies on their lives in the amount of $1,000,000 each, payable to the beneficiaries as each of Messrs. Cumming and Steinberg shall designate. Additionally, as discussed under "Perquisites," Messrs Cumming and Steinberg each are able to use Company-owned aircraft and suitable cars for non-business purposes.

Under the agreements, if there is an Initiating Event and (A) either the employment of Messrs. Cumming or Steinberg is terminated by us (other than for Cause (as defined below) or pursuant to the end of the term of the employment agreement or due to the death or disability of Messrs. Cumming or Steinberg) or (B) Messrs. Cumming or Steinberg terminates his employment within one year of certain occurrences, such as the appointment or election of another person to his office, the aggregate compensation and other benefits to be received by Mr. Cumming or Mr. Steinberg for any twelve full calendar months falling below 115% of the amount received by him during the comparable preceding twelve-month period, or a change in the location of his principal place of employment, Messrs. Cumming or Steinberg will receive a Severance Allowance equal to the remainder of the aggregate annual salary, as adjusted for increases in the cost of living, commencing on the date of termination and terminating at the close of business on June 30, 2015 (the "Severance Period"). In addition, we or our successors will continue to (1) pay an amount equal to what Messrs. Cumming or Steinberg would have received under any pension plan of the Company had they continued to be an active, full-time employee of the Company during the Severance Period and (2) to carry the $1,000,000 term life insurance policies payable to the beneficiaries of Messrs. Cumming and Steinberg through the Severance Period.

An "Initiating Event" includes the consolidation or merger of the Company with or into another corporation or other reorganization of the Company, any of which results in a change in control of the Company; the sale of all or substantially all of the assets of the Company; or the acquisition, directly or indirectly, by any person, of beneficial ownership of more than fifty percent of the outstanding voting securities of the Corporation. "Cause" is defined as the commission of any act of gross negligence in the performance of duties or obligations to the Company or any of its subsidiary or affiliated companies, or the commission of any material act of disloyalty, dishonesty or breach of trust against the Company or any of its subsidiary or affiliated companies.

Additionally, in the event of (1) the death of Messrs. Cumming or Steinberg (as the case may be); or (2) in the event of the termination of the agreement by the Company because of physical or mental disability of either Messrs. Cumming or Steinberg (as the case may be), Messrs. Cumming or Steinberg or either of their personal representative shall be entitled to receive the following compensation prorated through the end of the month in which death or termination occurs: (a) base salary; (b) any additional compensation authorized by the Board of Directors; and (c) any annual cost of living adjustments to base compensation required by the agreements. Thereafter, the company has no other obligations under the agreements, other than to pay any accrued and/or vested employee benefits, such as retirement, disability, profit sharing, stock options, cash or stock bonus or other plan or arrangement.

During the term of the agreements, any renewals or extensions of the agreements, and for a period of six months following termination of employment with the Company, Messrs. Cumming and Steinberg shall not, without the prior written approval of the Board of Directors of the Company solicit any customers or clients of the Company or solicit any employees of the Company.

Shareholders Agreement

On May 16, 2006, the Board of Directors, upon the recommendation of the Company's Audit Committee, approved an amendment to the Shareholders Agreement among the Company, Ian M. Cumming and Joseph S. Steinberg dated June 30, 2003 (the "Shareholders Agreement"). Under the Shareholders Agreement, the Company had agreed to repurchase up to 55% of the interest of each of Mr. Cumming and Mr. Steinberg in the common shares of the Company upon the death of Mr. Cumming and Mr. Steinberg, not to exceed $50,000,000. Pursuant to the amendment, in furtherance of the Company's goal of maintaining stability in the Company's common shares upon the death of each of Messrs. Cumming and Steinberg, while providing their respective estates with liquidity, the Company has increased the maximum dollar amount of the Company's purchase obligation from $50,000,000 to an amount equal to all available proceeds from life insurance held by the Company on the life of each of Messrs. Cumming and Steinberg, up to a maximum of $125,000,000.

The agreement provides that Messrs. Cumming's and Steinberg's interests in us will be valued at the higher of the average closing price of the common shares on the New York Stock Exchange for the 40 trading days preceding the date of death or the net book value of the common shares at the end of the fiscal quarter preceding the date of death. We currently maintain insurance on the life of each of Messrs. Cumming and Steinberg in the aggregate face amount of $125,000,000 for Mr. Cumming and $117,000,000 for Mr. Steinberg for this purpose, the premiums for which aggregated approximately $2,725,000 in 2007. The amended and restated agreement extends through June 30, 2018.

Accounting and Tax Matters

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), using the modified prospective method. SFAS 123R requires that the cost of all share-based payments to employees, including grants of employee stock options and warrants, be recognized in the financial statements based on their fair values. The cost is recognized as an expense over the vesting period of the award. Prior to adoption of SFAS 123R, no compensation cost was recognized in the statements of operations for the Company's share-based compensation plans, although the Company disclosed certain pro forma amounts as required.

Under the provisions of Section 162(m) of the Code, we would not be able to deduct compensation to our executive officers whose compensation is required to be disclosed in our proxy statement for any year in excess of $1,000,000 per year unless the compensation was within the definition of "performance-based compensation" or meets certain other criteria. To qualify as "performance-based compensation," in addition to certain other requirements, compensation generally must be based on achieving certain pre-established objective performance criteria or standards that precludes the exercise of discretion to increase the amount of compensation payable upon the attainment of the performance goal. We believe that ordinarily it is in our best interest to retain maximum flexibility in our compensation programs to enable us to appropriately reward, retain and attract the executive talent necessary to our success. To the extent these goals can be met with compensation that is designed to be deductible under Section 162(m) of the Code, such as the Stock Option Plan and the Senior Executive Annual Incentive Bonus Plan (as discussed elsewhere in this analysis), the compensation plans will be used. However, the Compensation Committee and the Board of Directors recognize that, in appropriate circumstances, compensation that is not deductible under Section 162(m) of the Code may be paid in the Compensation Committee's discretion, weighing factors such as the benefit to the Company in giving bonuses deserved by executives outweighing the loss of any potential tax deduction. Additionally, given the Company's available net operating loss carryforwards, we believe that any loss of deductions as a result of such compensation may not be material.

In order to maintain tax deductibility of payments made pursuant to the 2003 Senior Executive Annual Incentive Bonus Plan, we must obtain shareholder approval of the material terms of the performance goals every five years, as required under the tax rules. As approval was received in 2006, we will again seek shareholder approval as required under the tax rules in 2011.

Compensation Committee Report

We have reviewed and discussed with the Company's management the above Compensation Discussion and Analysis ("CD&A"). Based upon the reviews and discussions, we have recommended to the Board of Directors that the CD&A be included in these Proxy Materials.

Compensation Committee

Jesse Clyde Nichols, III (Chairman)
Lawrence D. Glaubinger
James E. Jordan

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards (2)	All Other Compensation (3)	Total
Ian M. Cumming, Chairman of the Board	2007	$702,169	$21,389 (1)	$3,909,719	$486,477(4)(5)	$5,119,754
	2006	$678,362	$3,929,070	$6,682,656	$514,946	$11,805,034
Joseph S. Steinberg, President	2007	$702,169	$21,389 (1)	$3,909,719	$528,238(5)(6)	$5,161,515
	2006	$678,362	$3,929,070	$6,682,656	$534,861	$11,824,949
Thomas E. Mara, Executive Vice President	2007	$330,000	$809,900	$243,494	$132,060(7)	$1,515,454
	2006	$319,000	$1,009,570	$145,738	$110,622	$1,584,930
Joseph A. Orlando, Vice President and Chief Financial Officer	2007	$300,000	$909,000	$218,609	$52,486(8)	$1,480,095
	2006	$266,000	$907,980	$120,853	$49,426	$1,344,259
Justin R. Wheeler, Vice President	2007	$206,000	$806,180	$132,179	$41,679(8)	$1,186,038

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(1) This amount represents the annual year-end bonus, based on a percentage of salary, paid to all employees of Leucadia National Corporation (but not all subsidiaries). The Compensation Committee of the Board of Directors intends to consider the payment of a 2007 performance bonus to each of Messrs. Cumming and Steinberg at the Board of Directors meeting to be held following the 2008 annual meeting of shareholders. See "Compensation Discussion and Analysis – Compensation of Messrs. Cumming and Steinberg."

(2) This column represents the expense recorded for the fair value of warrants granted to Messrs. Cumming and Steinberg and of stock options granted to each of Messrs. Mara, Orlando and Wheeler in 2006 as well as in prior fiscal years, all in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions when calculating the amounts in this column for 2007, 2006 and 2005 refer to Note 13 to our consolidated financial statements contained in our Form 10-K for the fiscal year ended December 31, 2007. For information on the valuation assumptions made when calculating the amounts in this column for 2004, 2003 and 2002, refer to Note 12 to our consolidated financial statements in our Form 10-K for the fiscal year ended December 31, 2004.

(3) Certain items included in this column (including personal use of corporate aircraft and company cars, parking expenses, directors fees, and life insurance premiums) are currently taxable to the Named Executive Officer. The amount of taxable income for the individual is determined pursuant to Internal Revenue Service rules which may differ from the amounts reflected in this column.

(4) Consists of non-cash compensation of $359,213 valued at the incremental cost to the Company for Mr. Cumming's personal use of corporate aircraft and directors' fees from affiliates of the Company of $78,924. This column also includes the annual premium on a $1,000,000 term life insurance policy paid by the Company, personal use of Company cars and related expenses, and contributions made by the Company to the Savings and Retirement Plan on behalf of Mr. Cumming, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for Mr. Cumming.

(5) The calculation of the incremental cost to the Company for personal use of company aircraft consists of the incremental costs incurred as a result of personal flight activity, including fuel expense, repairs and maintenance, flight

crew meals and lodging. Incremental costs do not include depreciation, hanger rent, insurance, flight crew salaries and benefits and any other expense that would have been incurred regardless of whether there was any personal use of Company aircraft.

(6) Consists of non-cash compensation of $412,923 valued at the incremental cost to the Company for Mr. Steinberg's personal use of corporate aircraft and directors' fees from affiliates of the Company of $76,500. This column also includes the annual premium on a $1,000,000 term life insurance policy paid by the Company, personal use of Company cars and related expenses, and contributions made by the Company to the Savings and Retirement Plan on behalf of Mr. Steinberg, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for Mr. Steinberg.

(7) Consists of directors fees from affiliates of the Company of $52,000, Mr. Mara's personal use of Company cars and related expenses of $39,640, parking expenses of $4,420, and contributions made by the Company to the Savings and Retirement Plan on behalf of Mr. Mara of $36,000.

(8) Consists of non-cash compensation for the named individual's personal use of a Company car and related expenses, directors' fees from affiliates of the Company, and contributions made by the Company to the Savings and Retirement Plan on behalf of the individual, none of which exceeded the greater of $25,000 or 10% of the total amount of these benefits for the individual.

Outstanding Equity Awards at Fiscal Year-End

This table provides information on the holdings of option awards or warrants by the Named Executive Officers at December 31, 2007. This table includes exercisable and unexercisable options or warrants. The options vest and become exercisable in five equal annual installments, commencing approximately one year from the grant date. For Mr. Cumming and Mr. Steinberg, warrants commenced vesting on May 16, 2006, the date of shareholder approval, and vest in five equal annual installments. For additional information about the option and warrant awards, see the description of our Stock Option Plan and Warrant Plan in the CD&A.

		Option Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options		Option Exercise Price	Option Expiration Date
		Exercisable	Unexercisable		
Ian M. Cumming Chairman of the Board	3/6/06 (1)	800,000	1,200,000	$28.515	3/5/11
Joseph S. Steinberg, President	3/6/06 (1)	800,000	1,200,000	$28.515	3/5/11
Thomas E. Mara, Executive Vice President	12/9/04 (2)	–	72,000	$21.753	1/2/11
	12/11/06 (3)	–	100,000	$27.340	12/31/12
Joseph A. Orlando, Vice President and Chief Financial Officer	12/9/04 (2)	–	54,000	$21.753	1/2/11
	12/11/06 (3)	–	100,000	$27.340	12/31/12
Justin R. Wheeler, Vice President	12/9/04 (2)	–	22,500	$21.753	1/2/11
	12/11/06 (3)	–	75,000	$27.340	12/31/12

(1) Vesting of these warrants began on May 16, 2006, the date of shareholder approval, and thereafter on March 6th of each of 2007, 2008, 2009 and 2010.

(2) Vesting of these options began on January 2, 2006.

(3) Vesting of these options will commence on January 1, 2008.

Option Exercises and Stock Vested in Fiscal 2007

This table provides information for the Named Executive Officers with respect to stock options exercised during 2007, including the number of shares acquired upon exercise and the value realized, each before payment of any applicable withholding taxes.

	Option Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
Ian M. Cumming	–	–
Joseph S. Steinberg	–	–
Thomas E. Mara (1)	123,000	$4,044,591
Joseph A. Orlando (2)	51,000	$1,333,197
Justin R. Wheeler (3)	41,000	$1,360,007

(1) Mr. Mara exercised 55,482 stock options on September 10, 2007 with an exercise price of $10.247 per share and a market price of $44.21 per share; 19,518 stock options on September 25, 2007 with an exercise price of $10.247 per share and a market price of $47.55 per share; and 48,000 stock options on October 12, 2007 with an exercise price of $21.753 and a market price of $51.59 per share.

(2) Mr. Orlando exercised 15,000 stock options on September 5, 2007 with an exercise price of $10.247 per share and a market price of $44.51 per share and 36,000 stock options on September 5, 2007 with an exercise price of $21.753 per share and a market price of $44.51 per share.

(3) Mr. Wheeler exercised 5,729 stock options on September 25, 2007 with an exercise price of $21.753 per share and a market price of $47.55 per share; 9,271 stock options on September 27, 2007 with an exercise price of $21.753 per share and a market price of $47.64 per share; and 26,000 stock options on September 27, 2007 with an exercise price of $10.247 and a market price of $47.64 per share.

Pension Benefits Under the Company's Frozen Defined Benefit Pension Plan

The following table shows the benefits that the Named Executive Officers are entitled to receive under our Frozen Defined Benefit Pension Plan. As described in the CD&A, the Leucadia National Corporation Retirement Plan, as amended and restated effective January 1, 1997, was frozen effective December 31, 1998. We and certain of our affiliated companies maintain this frozen retirement plan for certain of our employees and employees of those affiliated companies. No benefit accruals under or new participants in the retirement plan have been allowed after December 31, 1998. All participants are 100% vested in their frozen accrued benefit. Participants were not required to make any contributions under the retirement plan.

Name	Number of Years of Credited Service	Annual Accumulated Retirement Benefit (1)	Present Value of Accumulated Retirement Benefit (2)	Payments During Last Fiscal Year
Ian M. Cumming	10	$25,394	$339,000	–
Joseph S. Steinberg	10	$25,394	$273,000	–
Thomas E. Mara	10	$25,394	$243,000	–
Joseph A. Orlando	12	$27,451	$153,000	–
Justin R. Wheeler	0	–	–	–

(1) These amounts are determined under the retirement plan formula, which considers cash compensation and total years of service for the named individual. The amounts are expressed as life annuities payable beginning at age 65. Since the plan was frozen in 1998, subsequent changes in cash compensation and additional years of service have no effect on the annual accumulated retirement benefit reflected above, which will not change.

(2) The present value of accumulated retirement benefits was calculated using a 5.2% interest rate; RP 2000 mortality table for white-collar males projected to 2005; the participant's age as of his nearest birthday to December 31, 2007; and annuity payments assumed to commence at normal retirement age (65) or current age, if older.

Director Compensation

Directors who are also our employees receive no remuneration for services as a member of the Board of Directors or any committee of the Board of Directors.

On September 10, 2007, the Board of Directors made certain changes to the fees paid to the Company's non-employee directors, effective October 1, 2007. As a result, the annual retainer was increased from $50,000 to $75,000 (pro rated for 2007). Members of the Audit Committee continue to receive $10,000 annually, the Chairman of the Audit Committee continues to receive an annual fee of $14,000 and meeting fees remain at $750 ($850 if a committee chairman).

Under the terms of the 1999 stock option plan, as amended, each non-employee director will automatically be granted options to purchase 2,000 common shares on the date on which the annual meeting of our shareholders will be held each year. The purchase price of the common shares covered by the options will be the fair market value of the common shares on the date of grant. These options become exercisable at the rate of 25% per year commencing one year after the date of grant. As a result of this provision, options to purchase 2,000 common shares at an exercise price of $33.50 per common share were awarded to each of Messrs. Dougan, Glaubinger, Hirschfield, Jordan, Keil and Nichols on May 15, 2007. The Company reimburses directors for reasonable travel expenses incurred in attending board and committee meetings.

This table sets forth compensation paid to the non-employee directors during 2007.

Name	Fees Earned or Paid in Cash (1)	Option Awards (2)	Total (3)
Paul M. Dougan	$82,000	$16,229	$98,229
Lawrence Glaubinger	$68,250	$16,229	$84,479
Alan J. Hirschfield	$79,750	$15,450	$95,200
James E. Jordan	$84,350	$16,229	$100,579
Jeffrey C. Keil	$86,650	$15,450	$102,100
Jesse Clyde Nichols, III	$84,650	$16,229	$100,879

(1) This column reports the amount of cash compensation earned in 2007 for Board and committee service.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to options granted to directors in 2007 as well as in prior fiscal years, in accordance with SFAS 123R. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For information on the valuation assumptions when calculating the amounts in this column for 2007, 2006 and 2005 refer to Note 13 to our consolidated financial statements contained in our Form 10-K for the fiscal year ended December 31, 2007. For information on the valuation assumptions made when calculating the amounts in this column for 2004 and 2003, refer to Note 12 to our consolidated financial statements in our 2004 Form 10-K.

(3) This table does not include disclosure for any perquisites and other personal benefits for any non-employee director because such amounts did not exceed $10,000 in the aggregate per director. Such perquisites and other personal benefits consisted of expenses incurred in connection with attendance at board and committee meetings, principally travel, lodging, meals and other incidental expenses for spouses/guests accompanying directors to Company related events. On September 10, 2007, as described above, the Board of Directors increased annual director fees by $25,000 and discontinued the practice of reimbursing directors for expenses related to spouses/guests.

Potential Payments upon Termination of Employment

The following information describes and quantifies (where possible) certain compensation that would become payable under existing agreements and plans if the Named Executive Officer's employment had terminated on December 31, 2007, other than for Cause.

We have employment agreements with Messrs. Cumming and Steinberg which require payments under certain circumstances. As described in the CD&A, under the employment agreements, if there is an Initiating Event and (A) either the employment of Messrs. Cumming or Steinberg is terminated by us other than for Cause (or pursuant to the end of the term of the employment agreement or due to the death or disability of Messrs. Steinberg or Cumming) or (B) Messrs. Cumming or Steinberg terminates his employment within one year of certain occurrences each of Messrs. Cumming and Steinberg would be entitled to a severance allowance of $7,000,000, which is equal to the remainder of their aggregate salary, as adjusted for annual increases in the cost of living, commencing on December 31, 2007 and terminating at the close of business on June 30, 2015 (the "Severance Period"). In determining this amount, we have assumed a consistent annual cost of living increase of 4% (the actual annual cost of living increase effective July 2007). The Company would also be obligated to make annual contributions to our Savings and Retirement Plan based on the severance allowance during the Severance Period (aggregating $288,000 for Mr. Cumming and $285,000 for Mr. Steinberg). The Company would also be obligated to continue to carry at our expense term life insurance policies on the lives of Messrs. Cumming and Steinberg in the amount of $1,000,000 each until June 30, 2015, payable to the beneficiaries as each of Messrs. Cumming and Steinberg shall designate. If Mr. Cumming or Mr. Steinberg were to die during the Severance Period, the payments due under the employment agreements would terminate at the end of the month in which death occurs.

If the termination had resulted from the death or disability of Mr. Cumming or Mr. Steinberg, no additional salary payments would be required under the employment agreements. Thereafter, the Company would have no other obligation under the employment agreements, other than to pay any accrued and/or vested employee benefits under the retirement plans and the warrants.

Under the Shareholders Agreement between the Company and Messrs. Cumming and Steinberg, which is described in the CD&A, if Messrs. Cumming and Steinberg were to die on December 31, 2007, the Company would repurchase common shares from either of their estates in an amount equal to the life insurance proceeds received by the Company upon their death, not to exceed $125,000,000 for each estate. The Company currently is the beneficiary on life insurance policies in the aggregate face amount of $125,000,000 for Mr. Cumming and $117,000,000 for Mr. Steinberg.

Under the 2006 Senior Executive Warrant Plan, should the death of Messrs. Cumming and Steinberg have occurred on December 31, 2007, the 1,200,000 common shares for each of Messrs. Cumming and Steinberg that are not vested under the Warrants would immediately become vested and have a value of $22,302,000 for each of Messrs. Cumming and Steinberg. The Warrants do not provide for any other circumstances for acceleration of vesting upon termination of employment.

For amounts payable under the Frozen Defined Benefit Pension Plan upon retirement or death of a Named Executive Officer, see the pension benefits table above, as well as the description of this plan in the CD&A. For a description of the Savings and Retirement Plan, see the CD&A. Under these plans, termination of employment does not accelerate amounts payable.

None of the Senior Executive Officers is a party to an employment agreement. However, under the terms of the Stock Option Plan, the time within which to exercise vested options will be extended in accordance with the Plan, but not beyond the expiration date of the Option, for a period of either three months or one year, depending on the triggering event; these triggering events do not result in any acceleration of any unvested Options. For the number of Options exercisable by each Senior Executive Officer as of December 31, 2007 see the Outstanding Equity Awards at Fiscal Year-End table.

Upon the occurrence of an Extraordinary Event of the Company (as defined in the Option Plan, including a change in control of the Company) all then outstanding Options that have not vested or become exercisable will immediately become exercisable. Had an Extraordinary Event occurred on December 31, 2007, our Senior Executive Officers would have received the following value (determined by multiplying (A) the spread between the $47.10 per common share closing price on December 31, 2007 and the per common share exercise price for each option by (B) the number of common shares covered by previously unvested options: Thomas E. Mara: $3,800,960, Joseph A. Orlando: $3,344,720 and Justin R. Wheeler: $2,052,300.

Indemnification

Pursuant to contracts of insurance dated October 1, 2007, with Illinois National Insurance Company, 175 Water Street, New York, New York 10038, U.S. Specialty Insurance Company, 13403 Northwest Freeway, Houston, Texas 77040, Westchester Fire Insurance Company, 436 Walnut Street, P.O. Box 1000, Philadelphia, Pennsylvania 19106-3703, Twin City Fire Insurance Company, Hartford Plaza, Hartford, Connecticut 06115, Continental Casualty Insurance Company, 23825 Network Place, Chicago, Illinois 60673-1238, Allied World Assurance Company (U.S.), Inc., 199 Water Street, New York, New York 10038 and XL Specialty Insurance Company, Seaview House, 70 Seaview Avenue, Stamford, Connecticut 06902, we maintain a combined $80,000,000 indemnification insurance policy covering all of our directors and officers. The annual premium for the insurance is approximately $2,100,000. As of March 25, 2008, we were reimbursed for $1,415,000 of expenses in connection with litigation related to MK Resources that was settled during 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Based solely upon a review of the copies of the forms furnished to us and written representations from our executive officers, directors and greater than 10% beneficial shareholders, we believe that during the year ended December 31, 2007, all persons subject to the reporting requirements of Section 16(a) filed the required reports on a timely basis, except that Mr. Cumming's Form 4 reporting the acquisition of shares in a private transaction from a family member was inadvertently filed one day late.

AUDIT COMMITTEE REPORT

The following is the report of our Audit Committee with respect to our audited financial statements for the fiscal year ended December 31, 2007.

Review with Management

The Audit Committee reviewed and discussed our audited financial statements with management.

Review and Discussions with Independent Auditors

The Audit Committee discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements. PricewaterhouseCoopers LLP, our independent auditors, is responsible for expressing an opinion on the conformity of the Company's audited financial statements with accounting principles generally accepted in the United States of America. The committee has discussed with PricewaterhouseCoopers LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, regarding the auditor's judgments about the quality of our accounting principles as applied in our financial reporting. The Audit Committee also received the written disclosures and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and has discussed with PricewaterhouseCoopers LLP their independence. The Audit Committee also concluded that PricewaterhouseCoopers LLP's provision of audit and non-audit services to the Company and its subsidiaries, as described in this Proxy Statement, is compatible with PricewaterhouseCoopers LLP's independence.

Conclusion

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that our audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission and selected PricewaterhouseCoopers LLP as the independent auditor for 2008.

Submitted by the Audit Committee of the Board of Directors

Jeffrey C. Keil, Chairman
Paul M. Dougan
Alan J. Hirschfield
James E. Jordan
Jesse Clyde Nichols, III

The information contained in the foregoing report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall the information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates it by reference in a filing.

INDEPENDENT ACCOUNTING FIRM FEES

The Audit Committee has adopted policies and procedures for pre-approving all audit and non-audit work performed by our independent auditor, PricewaterhouseCoopers LLP. Specifically, the committee has pre-approved certain specific categories of work and an initially authorized annual amount for each category. For additional services or services in an amount above the initially authorized annual amount, additional authorization from the Audit Committee is required. The Audit Committee has delegated to the Committee chair the ability to pre-approve both general pre-approvals (where no specific, case-by-case approval is necessary) and specific pre-approvals. Any pre-approval decisions made by the Committee chair under this delegated authority will be reported to the full Audit Committee. All requests for services to be provided by PricewaterhouseCoopers LLP that do not require specific approval by the Audit Committee must be submitted to the Chief Financial Officer of the Company, who determines that such services are in fact within the scope of those services that have been pre-approved by the Audit Committee. The Chief Financial Officer reports to the Audit Committee periodically.

The following table sets forth the aggregate fees incurred by us for the following periods relating to our independent accounting firm, PricewaterhouseCoopers LLP:

	Fiscal Year Ended December 31,	
	2007	2006
Audit Fees	$3,785,600	$3,228,000
Audit Related Fees	329,000	450,000
Tax Fees	679,000	682,000
All Other Fees	9,000	9,000
	$4,802,600	$4,369,000

In the table above, in accordance with the SEC's definitions and rules, Audit Fees are fees paid to PricewaterhouseCoopers LLP for professional services for the audit of the Company's consolidated financial statements included in our Form 10-K and review of financial statements included in our Form 10-Qs, and for services that are normally provided by the accountants in connection with regulatory filings or engagements. Audit Related Fees are fees for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and in 2007 consist of employee benefit plan audits, compliance with regulatory matters and consulting with respect to technical accounting and disclosure rules. Tax Fees are fees for tax compliance, tax advice and tax planning. All Other Fees are fees for services not included in the first three categories. All such services were approved by the Audit Committee.

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The ratification of the selection of PricewaterhouseCoopers LLP as independent auditors is being submitted to shareholders because we believe that this action follows sound corporate practice and is in the best interests of the shareholders. If the shareholders do not ratify the selection by the affirmative vote of the holders of a majority of the common shares voted at the meeting, the Audit Committee of the Board of Directors will reconsider the selection of independent auditors, but such a vote will not be binding on the Audit Committee. If the shareholders ratify the selection, the Audit Committee, in its discretion, may still direct the appointment of new independent auditors at any time during the year if they believe that this change would be in our and our shareholders' best interests.

The Board of Directors recommends that the shareholders ratify the selection of PricewaterhouseCoopers LLP, an independent registered public accounting firm, as the independent auditors to audit our accounts and those of our subsidiaries for 2008. The Audit Committee approved the selection of PricewaterhouseCoopers LLP as our independent auditors for 2008. PricewaterhouseCoopers LLP are currently our independent auditors.

The Board of Directors recommends a vote **FOR** this proposal.

ANNUAL REPORT AND COMPANY INFORMATION

A copy of our 2007 Annual Report to shareholders is being furnished to shareholders concurrently herewith.

Shareholders may request a written copy of our Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, our Corporate Governance Guidelines and our Code of Business Practice, which includes our Code of Practice, by writing to our

Corporate Secretary, Laura E. Ulbrandt, at 315 Park Avenue South, New York, New York 10010. Each of these documents is also available on our website, www.leucadia.com.

PROPOSALS BY SHAREHOLDERS

Proposals that shareholders wish to include in our proxy statement and form of proxy for presentation at our 2009 annual meeting of shareholders must be received by us at 315 Park Avenue South, New York, New York 10010, Attention of Laura E. Ulbrandt, Assistant Vice President and Secretary, no later than December 16, 2008.

Any shareholder proposal must be in accordance with the rules and regulations of the Securities and Exchange Commission. With respect to proposals submitted by a shareholder other than for inclusion in our 2008 proxy statement and related form of proxy, timely notice of any shareholder proposal must be received by us in accordance with our by-laws and our rules and regulations no later than December 16, 2008. Any proxies solicited by the Board of Directors for the 2009 annual meeting may confer discretionary authority to vote on any proposals notice of which is not timely received.

It is important that your proxy be returned promptly, whether by mail, by the Internet or by telephone. You may revoke the proxy at any time before it is exercised. If you attend the meeting in person, you may withdraw any proxy (including an Internet or telephonic proxy) and vote your own shares. If your shares are held in a brokerage, bank, or other institutional account, you must obtain a proxy from that entity showing that you were the record holder as of the close of business on March 25, 2008, in order to vote your shares at the meeting.

By Order of the Board of Directors

Laura E. Ulbrandt
Assistant Vice President and
Secretary

ANNUAL MEETING OF SHAREHOLDERS OF

LEUCADIA NATIONAL CORPORATION

May 13, 2008

PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy card in the envelope provided as soon as possible.

- OR -

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries and follow the instructions. Have your proxy card available when you call.

- OR -

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page.

COMPANY NUMBER	
ACCOUNT NUMBER	

You may enter your voting instructions at 1-800-PROXIES in the United States or 1-718-921-8500 from foreign countries or www.voteproxy.com up until 11:59 PM Eastern Time the day before the meeting date.

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓

20830000000000000000 4 051308

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE NOMINEES LISTED BELOW AND FOR PROPOSAL 2 AND PURSUANT TO ITEM 3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

Item 1. Election of Directors.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
- ○ Ian M. Cumming
- ○ Paul M. Dougan
- ○ Lawrence D. Glaubinger
- ○ Alan J. Hirschfield
- ○ James E. Jordan
- ○ Jeffrey C. Keil
- ○ Jesse Clyde Nichols, III
- ○ Joseph S. Steinberg

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Item 2. Ratification of the selection of PricewaterhouseCoopers LLP as independent accountants of the Company for 2008. FOR ☐ AGAINST ☐ ABSTAIN ☐

Item 3. In their discretion, the Proxies are authorized to vote upon such other business as may properly be presented to the Meeting or any adjournment of the Meeting.

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

- **Annual Meeting Location:** PricewaterhouseCoopers LLP, CIBC Auditorium, 300 Madison Avenue, New York, New York.

- **Directions:** You may obtain directions to the Annual Meeting by contacting Laura E. Ulbrandt, Corporate Secretary at 1-212-460-1900.

- **Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:** The 2008 Proxy Statement and the 2007 Annual Report are available at http://ww3.ics.adp.com/streetlink/LUK.

0

PROXY

LEUCADIA NATIONAL CORPORATION

Proxy Solicited on Behalf of the Board of Directors for Annual Meeting of Shareholders May 13, 2008 at 10:00 A.M.

The undersigned shareholder of Leucadia National Corporation (the "Company") hereby appoints Ian M. Cumming, Joseph S. Steinberg and Laura E. Ulbrandt and each of them, as attorneys and proxies, each with power of substitution and revocation, to represent the undersigned at the Annual Meeting of Shareholders of Leucadia National Corporation to be held at PricewaterhouseCoopers LLP, CIBC Auditorium, 300 Madison Avenue, New York, New York on May 13, 2008 at 10:00 a.m., and at any adjournment or postponement thereof, with authority to vote all shares held or owned by the undersigned in accordance with the directions indicated herein.

Receipt of the Notice of Annual Meeting of Shareholders dated April 16, 2008, the Proxy Statement furnished herewith, and a copy of the Annual Report to Shareholders for the year ended December 31, 2007 is hereby acknowledged.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ITEMS 1, 2 AND PURSUANT TO ITEM 3.

(Continued and to be signed on the reverse side)

Financial Highlights

	2007	2006	2005
Revenues and other income	**$ 1,154,895,000**	$ 862,672,000	$ 689,883,000
Net securities gains	**$ 95,641,000**	$ 117,159,000	$ 208,816,000
Income (loss) from continuing operations before income taxes and equity in income (losses) of associated companies	**$ (57,088,000)**	$ 133,820,000	$ 134,435,000
Income tax (benefit) provision	**$ (559,771,000)**	$ 41,771,000	$ (1,131,038,000)
Equity in income (losses) of associated companies, net of taxes	**$ (21,875,000)**	$ 37,720,000	$ (45,133,000)
Income from continuing operations	**$ 480,808,000**	$ 129,769,000	$ 1,220,340,000
Income (loss) from discontinued operations, net of taxes	**$ 159,000**	$ (3,960,000)	$ 115,329,000
Gain on disposal of discontinued operations, net of taxes	**$ 3,327,000**	$ 63,590,000	$ 300,372,000
Net income	**$ 484,294,000**	$ 189,399,000	$ 1,636,041,000
Earnings (loss) per common share:			
Basic: Income from continuing operations	**$ 2.20**	$ .60	$ 5.66
Income (loss) from discontinued operations	**$ -**	$ (.02)	$ .54
Gain on disposal of discontinued operations	**$ .02**	$ .30	$ 1.39
Net income	**$ 2.22**	$ .88	$ 7.59
Diluted: Income from continuing operations	**$ 2.09**	$ .60	$ 5.34
Income (loss) from discontinued operations	**$ -**	$ (.02)	$ .50
Gain on disposal of discontinued operations	**$ .01**	$ .27	$ 1.30
Net income	**$ 2.10**	$ .85	$ 7.14
Total assets	**$ 8,126,622,000**	$ 5,303,824,000	$ 5,260,884,000
Cash and investments	**$ 4,216,690,000**	$ 2,657,021,000	$ 2,687,846,000
Common shareholders' equity	**$ 5,570,492,000**	$ 3,893,275,000	$ 3,661,914,000
Book value per common share	**$ 25.03**	$ 18.00	$ 16.95
Cash dividends per common share	**$ .25**	$ .25	$ .13

Leucadia National Corporation Scorecard

(Dollars in thousands, except per share amounts)

	Book Value Per Share	Book Value % Change	% Change in S&P 500 with Dividends Included	Market Price Per Share	Market Price % Change	Equity	Net Income (Loss)	Return on Average Equity
1978	($0.04)	NA	NA	$0.01	NA	($7,657)	($2,225)	NA
1979	0.11	NM	18.2%	0.07	600.0%	22,945	19,058	249.3%
1980	0.12	9.1%	32.3%	0.05	(28.6%)	24,917	1,879	7.9%
1981	0.14	16.7%	(5.0%)	0.11	120.0%	23,997	7,519	30.7%
1982	0.36	157.1%	21.4%	0.19	72.7%	61,178	36,866	86.6%
1983	0.43	19.4%	22.4%	0.28	47.4%	73,498	18,009	26.7%
1984	0.74	72.1%	6.1%	0.46	64.3%	126,097	60,891	61.0%
1985	0.83	12.2%	31.6%	0.56	21.7%	151,033	23,503	17.0%
1986	1.27	53.0%	18.6%	0.82	46.4%	214,587	78,151	42.7%
1987	1.12	(11.8%)	5.1%	0.47	(42.7%)	180,408	(18,144)	(9.2%)
1988	1.28	14.3%	16.6%	0.70	48.9%	206,912	21,333	11.0%
1989	1.64	28.1%	31.7%	1.04	48.6%	257,735	64,311	27.7%
1990	1.97	20.1%	(3.1%)	1.10	5.8%	268,567	47,340	18.0%
1991	2.65	34.5%	30.5%	1.79	62.7%	365,495	94,830	29.9%
1992	3.69	39.2%	7.6%	3.83	114.0%	618,161	130,607	26.6%
1993	5.43	47.2%	10.1%	3.97	3.7%	907,856	245,454	32.2%
1994	5.24	(3.5%)	1.3%	4.31	8.6%	881,815	70,836	7.9%
1995	6.16	17.6%	37.6%	4.84	12.3%	1,111,491	107,503	10.8%
1996	6.17	0.2%	23.0%	5.18	7.0%	1,118,107	48,677	4.4%
1997	9.73	57.7%	33.4%	6.68	29.0%	1,863,531	661,815	44.4%
1998	9.97	2.5%	28.6%	6.10	(8.7%)	1,853,159	54,343	2.9%
1999	6.59[(b)]	(33.9%)	21.0%	7.71	26.4%	1,121,988[(b)]	215,042	14.5%
2000	7.26	10.2%	(9.1%)	11.81	53.2%	1,204,241	116,008	10.0%
2001	7.21	(0.7%)	(11.9%)	9.62	(18.5%)	1,195,453	(7,508)	(0.6%)
2002	8.58	19.0%	(22.1%)	12.44	29.3%	1,534,525	161,623	11.8%
2003	10.05	17.1%	28.7%	15.37	23.6%	2,134,161	97,054	5.3%
2004	10.50	4.5%	10.9%	23.16	50.7%	2,258,653	145,500	6.6%
2005	16.95	61.4%	4.9%	23.73	2.5%	3,661,914[(c)]	1,636,041	55.3%
2006	18.00	6.2%	15.8%	28.20	18.8%	3,893,275	189,399	5.0%
2007	25.03	39.1%	5.5%	47.10	67.0%	5,570,492[(d)]	484,294	10.2%
CAGR (1978-2007)[(a)]			9.9%	33.9%				
CAGR (1979-2007)[(a)]	21.4%		9.8%	26.2%		21.7%		

(a) A negative number cannot be compounded; therefore, we have used 1979.

(b) Reflects a reduction resulting from dividend payments in 1999 totaling $811.9 million or $4.53 per share.

(c) Reflects the recognition of $1,135.1 million of the deferred tax asset or $5.26 per share.

(d) Reflects the recognition of $542.7 million of the deferred tax asset or $2.44 per share.

Letter from the Chairman and President

To Our Shareholders

In 2007, Leucadia reported $484.3 million in after tax income ($2.10 per share, fully diluted). We lost $88.3 million from continuing operations pre-tax[1] and had non-cash income of $542.7 million by bringing into income part of our deferred tax asset.[2] In the confusing world of GAAP,[3] in a year where we lost money, did not harvest any major gains and all of our reported income came from tax savings on income we have yet to earn, net worth went up 43%, principally from marking to market our investment in one security. The chart below reconciles the increase in net worth for 2007.

(In millions)		
Net increase in unrealized gain on investments after taxes (largely Fortescue Metals Group Ltd)	$	959.9
Net income (includes $542.7 million of deferred tax asset)		484.3
Stock sale (5.5 million common shares)		242.0
Less: Dividends paid		(55.6)
Other		46.6
Increase in net worth	$	1,677.2

To sum up as we see it: 2007 was a mediocre year in which (a) the combination of operating company earnings, corporate overhead and security gains were negative and (b) interest on our cash hoard was less than the interest due on our corporate debt. We also had mark to market losses in several limited partnership investments. Time will tell whether they recover. Fortunately our investments in our two mining ventures described below are progressing very well and we have potential profits in both, only some of which has already been recognized in shareholders' equity. See the scorecard footnotes to the left for the history of the deferred tax asset.

Run Spot Run

What follows is our oversimplified version of what has happened to the world over the last 30 years.

In 1988, one of us, with children, took a trip up the Amazon River on a flat bottom boat. After a week of travel, as the river grew shallower and narrower, we rounded a bend. There ahead, someone had cleared an open space where a small village resided. We disembarked to investigate.

Off in the distance a familiar sound could be heard. With the village children in tow we followed a path into the jungle. There was a small Sony generator, a TV and a moveable satellite dish that a scientific team left behind years before. Using this equipment, the inhabitants of the village were watching CNN.

[1] The sum of loss from continuing operations before income taxes ($57.1 million), loss of associated companies, net of taxes ($21.9 million) and the tax benefit that reduced the associated companies loss ($9.3 million).

[2] The deferred tax asset is the tax benefit resulting from the future utilization of a $5.1 billion net operating loss carry forward which we retained when we sold the assets of WilTel in 2005. There is still about $300 million of deferred tax asset remaining to be recognized in the appropriate circumstances. For more information on our tax position please visit pages F-32 to F-34 of our 2007 10-K.

[3] GAAP stands for generally accepted accounting principles in the U.S.

Even people living in the jungle eking out a subsistence living were watching television and vicariously experiencing the abundance of the Northern Hemisphere. Governments in every part of the world have responded to the rising expectations of their populations. China, despite being a dictatorship, has devised ways for its population to raise its standard of living by becoming the low cost manufacturing center of the world. India has followed a slightly different path, but there too living standards are rising at a dramatic rate. These two countries alone account for one-third of the earth's population and adding in the rest of Asia over half. The demand generated by the growth of Asia accounts for the dramatic increase in commodity prices that we are all experiencing and reading about in the newspapers.

This prologue explains why we have ended up doing well with our investments in two mining companies. A great deal of steel and copper is required to supply and build the infrastructure for 3.7 billion people. The growth story in Asia is continuing and in the future we may be looking for more opportunities to participate, whether inside or outside the U.S.

Our Name

We have been asked numerous times from whence the name Leucadia appeared. Thirty years ago in the summer, one of us, then age 37 was elected Chairman of Talcott National Corporation, the other, then age 34 became President shortly thereafter. Talcott's existence goes back to 1854. We have documents showing that, during the Civil War, Talcott financed socks for the Union Army.

Talcott became listed on the New York Stock Exchange in 1937 and evolved into a finance company with four businesses: consumer finance, commercial finance, factoring and real estate. Interest rates were very high and imprudent real estate investments left the Company with a negative net worth and lots of debt. That is when we jumped where others had feared to tread!

On May 27, 1980, we sold Talcott's factoring business, James Talcott Factors, Inc., to Lloyds and Scottish Limited, a joint company of Lloyds Bank and the Royal Bank of Scotland. James Talcott was a name long associated with factoring and the buyers wanted the name. After a spirited negotiation, we were paid more money but were left nameless.

We had suspected this might be the outcome and had been trying to register names acceptable to New York State. There have been lots of names filed in New York since the Indians sold Manhattan Island. Driving north on Route 5 from San Diego, California, we passed a big green sign "Leucadia Next Exit", so decided to try Leucadia. It was immediately approved.

The word Leucadia is of Greek origin. Lefkadia (Leucadia) is one of the Ionian Islands and has a long and colorful history.

Iron Ore—a primer

Iron ore is found in varying quantities and concentrations all over the world, including in China and India, but not in sufficient quantities to meet their growing needs. The biggest producers of seaborne iron ore are Brazil and the Pilbara region of Western Australia. Three iron ore producers—Vale (formerly known as CVRD) from Brazil, and BHP Billiton and Rio Tinto from the Pilbara, have come to dominate the market for seaborne iron ore, collectively accounting for approximately 70% of global supply. Seaborne iron ore is, not surprisingly, ore which has to travel by sea from the mine to the steel mill customer.

The benchmark contract price for seaborne iron ore is set annually through direct negotiations between the big three iron ore producers and the world's largest steel mills. This year Vale, the biggest producer of seaborne iron ore, reached agreements with steel mills in China, Japan and Korea that set its benchmark price for April 2008 through March 2009 at an increase of 65%-71% over the 2007 price (depending on iron concentration). In previous years the Australian iron ore producers would have accepted the same benchmark price, but this year the Australians are holding out for a higher price. Why?

For decades iron ore prices in real terms followed a long-term downward trend (see below). This resulted in companies and investors not spending capital to develop new reserves and mining capabilities. But since 2003, driven by China's surging iron ore appetite, prices have been increasing and producers have been unable to keep up with this demand. Global demand for seaborne iron ore in 2007 was 788 million tonnes, of which China represented 48% of the total, compared with 16% in 2000 and 11% ten years ago. Iron ore prices have reacted to this supply deficit: in 2003 the contract benchmark price increased by 9%, followed by 18.6% in 2004, 71.5% in 2005, 19% in 2006, and 9.5% in 2007. Naturally, increased demand and stagnant supply led to shortages, resulting in increased prices.



Real and Nominal Iron Ore Prices*
$/tonne
100
80
60
40
20
0
1958 1963 1968 1973 1978 1983 1988 1993 1998 2003 2008
Nominal
Real
* Brazilian fines FOB assuming 63.5% iron content
Source: Macquarie Research
Iron Ore Imports by Region
millions of tonnes
400
350
300
250
200
150
100
50
0
1989 1992 1995 1998 2001 2004 2007
China
Europe
Japan
Other
Source: Macquarie Research

Having failed to anticipate China's surging demand the iron ore producers have now been frantically investing to build supply. The shortage worsened in 2007 as India imposed iron ore export tariffs which contributed to soaring iron ore spot prices. In the first few months of 2008, spot prices were 170% above the 2007 benchmark price. This supply imbalance and soaring iron ore spot price is what allowed Vale to secure such a large price increase for 2008.

The ocean freight market was similarly caught off guard. There were not enough iron ore freighters in the fleets to meet the needs of the mills. Shipping rates tripled in 2003, and for longer routes (such as Brazil to China), they have since doubled again. This has created a transport cost advantage of as much as $40-$50 per tonne for Australian iron ore compared to iron ore shipped from Brazil. Historically, this differential was in the $3-$5 per tonne range.

Rio Tinto and BHP Billiton want a freight premium to reflect Australia's relative proximity to China. They argue that the Chinese steel mills are effectively paying significantly more for Vale's Brazilian iron ore than theirs once you factor in freight costs. The Australians want to capture some of this differential. The Chinese mills are not eager to pay and, at this writing, have yet to settle on a price for 2008 Australian iron ore.

China's demand for seaborne iron ore is expected to continue to grow rapidly (some estimates show 85 million tonnes of average annual growth over the next five years). Although iron ore producers are investing great amounts of capital and working furiously to bring on additional supply, some of these projects have experienced long delays and large cost overruns. The tightness in the iron ore market is expected to persist, hopefully for a long time, which brings us to our investment in Fortescue Metals Group Ltd.

Fortescue Metals Group Ltd

In August 2006, Leucadia invested $400 million in Fortescue Metals Group Ltd ("FMG"). We received 264 million common shares of FMG stock (split adjusted) and a $100 million 13-year subordinated note which receives, in lieu of a fixed coupon, payments equal to 4% of revenues (net of government royalties) over the term of the note. In July 2007, FMG raised an additional $442.6 million in a rights offering—we invested $44.2 million to acquire another 14 million shares to preserve our 9.99% ownership. FMG is traded on the Australian Stock Exchange (ASX: FMG).

FMG has approximately 40,000 square kilometers of mining tenements[4] in the Pilbara that were acquired by Andrew Forrest, FMG's CEO, and his team. Andrew anticipated that the demand for iron ore was rising dramatically and had acquired many of these tenements under the noses of the other two big Australian producers. If you look on a map of Australia you can find the Pilbara in the upper left hand corner, a place about three-quarters of the size of Texas.

Before FMG could begin shipping iron ore to steel mills in China, a mine had to be developed, a 260 kilometer railroad had to be built, a new port constructed and a turning basin dredged. To fund his dream, Andrew needed to raise $3 billion. Of this required amount shareholders (including Leucadia) provided $900 million and the bondholders $2.1 billion. Two of the tenements, called Christmas Creek and Cloud Break, contain over one billion tonnes of proven and probable iron ore reserves. These reserves will be the first to be mined and are the only tenements subject to our 4% of revenue royalty. FMG has recorded this liability on their books at AU$1.8 billion (US$1.6 billion); we have the corresponding assets on our books at $209.8 million.

One of us recently spent a day at the mine site, on the railroad line and at the port. Happiness is being a small owner of the world's largest Tinkertoy set. Arriving home with pictures of same driving a new General Electric locomotive, pulling six other locomotives of the 15-member fleet, made it hard for son and grandson to disguise their envy!

The progress is incredible. It all started in 2006 and is close to completion and the beginning of operations. Check FMG's website www.fmgl.com.au for pictures of the ongoing construction and a further description of this enormous undertaking. Building such a gigantic project in two years must be some kind of global record!

All this is made possible by the most impressive, dedicated and hard working team assembled by the hard charging, smart and delightful Andrew Forrest.

Andrew is an inspiring leader, a visionary and a knowledgeable executive and miner. We are fond of him and his delightful family and are very happy with our investment. One of us serves on the FMG board (where our suggestions are welcomed) and the other is an alternate.

---

[4] Australian equivalent of mineral leases.

First ore on ship, called FOOS, is anticipated in the second quarter 2008; thereafter Leucadia begins earning its 4% share of revenues. Although the project has experienced some delays and cost overruns, mostly caused by last year's cyclones. FMG has done a better job than most in keeping to its schedule and budget compared to other new projects of similar size and complexity.

At December 31, 2007, FMG stock traded at AU$7.50 per share giving our 277,986,000 shares a market value of about $1.8 billion. We are certainly aware that demand for commodities, including iron ore, does not go up forever and at some point demand and supply will meet. Demand could even go down! How this plays out is hard to guess—time will tell.

Cobre Las Cruces

Back in 1994 we became involved in a small company called MK Gold which, it turned out, did not have much gold, but did have some cash. Frank Joklik, who we later asked to mind the store at MK Gold as Chairman and who is an experienced miner, mentioned that Rio Tinto had a copper ore body in Spain for sale known as Cobre Las Cruces. The Las Cruces copper deposit is located 20 kilometers northwest of Seville in the Andalucía region of Spain. Copper was at a very low price of 71 cents a pound and getting permission to mine was very difficult. Though not prescient as Andrew Forrest was, we believed that copper would not always be so cheap. It took six years and millions of dollars for us to get most of the major permits necessary to develop the mine. In August of 2005, just prior to beginning construction, we sold a 70% interest in Cobre Las Cruces to Inmet Mining Corporation (TSX: IMN)[5] in exchange for 5.6 million of Inmet's common shares then worth $78 million (11.6% of Inmet's outstanding), and we retained a 30% interest in the to be developed mine.

Las Cruces is a high-grade copper deposit with a projected development budget of €463 million, of which €53 million will be funded by national and regional grants from Spain and the European Community. When completed, the mine is expected to produce 72,000 tonnes[6] per year of copper cathode from an open pit mine with an expected life of at least 15 years. Cobre Las Cruces will begin shipping ore to smelters in the second quarter of 2008 and production of LME[7] copper cathode is scheduled to commence in late 2008 at a projected life of mine cash operating cost of €.49 per pound. As happens with projects of this nature, the unknown is to be expected, and costs have substantially increased above initial estimates.

To fix some of its costs, Cobre Las Cruces has hedged $215 million of its foreign exchange exposure at $1.25 to the Euro for the period of the construction. Cobre Las Cruces has also limited its variable interest rate exposure on its debt for the period 2008 to 2014, during which time we expect the loan to be repaid. Cobre Las Cruces has not sold forward any copper, the price of which continues to remain buoyant. At some point we may revisit this subject.

In addition to its interest in Cobre Las Cruces, Inmet also owns several other mines and mining prospects around the world. See Inmet's website at www.inmetmining.com. In August 2008, when certain transfer restrictions are within one year of expiring, accounting rules will require that we carry our 5.6 million Inmet shares at market which was $80.68 per share at December 31, 2007, versus our current carrying value of $13.93 per share.

Our 30% investment in Cobre Las Cruces is carried on the books at $124 million. Cobre Las Cruces has been excellently supervised by Tom Mara, our Executive Vice President, and Frank Joklik, our veteran miner.

---

[5] Inmet trades on the Toronto Stock Exchange.

[6] Equivalent to 158.7 million pounds; at December 31, 2007, the market price of copper was $3.03 per pound.

[7] London Metal Exchange: It sets the required purity.

Idaho Timber

Idaho Timber is a 29 year old company headquartered in Boise, Idaho (www.idahotimber.com). Idaho Timber was acquired in May 2005 for total cash consideration of $133.6 million. For the eight months of 2005, pre-tax income was $8.2 million; $12 million for 2006; and $9.1 million for 2007.

Idaho Timber is engaged in the manufacture and/or distribution of various wood products. Idaho Timber's principal product lines include remanufacturing dimension lumber; bundling and bar coding of home center boards for large retailers; and production of radius-edge, pine decking. Remanufactured dimension lumber is Idaho Timber's largest product line. Dimension lumber is used for general construction and home improvement, remodeling and repair projects, the demand for which is normally a function of housing starts and home size. Leucadia's investment in Idaho Timber was $123.7 million at December 31, 2007.

The remanufacturing process includes ripping, trimming and planing lumber to reduce imperfections and produce lumber products in a variety of sizes. These products are produced at plants located in Florida, North Carolina, Texas, Kansas, Idaho and New Mexico. Each plant distributes its product primarily by truck to lumber yards and contractors within a 300 mile shipping radius from the plant site.

In 2007, Idaho Timber continued to work its way through some very difficult industry dynamics. First, the housing market continued its decline. Second, global over-production has persisted and the imbalance between supply and demand continues. During this difficult time, Idaho Timber endeavors to maximize its volume by entering new markets and bringing on additional customers, and by focusing on managing variable expenses to create the best possible result in an industry that is struggling for profits.

We continue to explore new business opportunities and possible acquisitions. If any of our shareholders know of business lines which might fit in Idaho Timber's area of expertise, contact Ted Ellis, Idaho Timber's President and CEO. Ted is a fine manager who has kept his people motivated through this difficult period. Our main focus will always be to run the great company that we have, while exploring interesting opportunities as they arise.

STi Prepaid

STi Prepaid, Leucadia's 75% owned subsidiary, for which we paid $121.8 million in March 2007, is headquartered in New York City. STi Prepaid is a facilities-based provider of long distance wireline and wireless telecommunications services. The principal products are prepaid international long distance calling cards and carrier wholesale services.

Prepaid international calling cards are STi Prepaid's largest business line, in 2007 accounting for 88% of revenues. STi Prepaid provides services to over 200 destinations by selling through distributors over 250 different types of calling cards in different dollar amounts. These cards are marketed mostly in immigrant communities through small shops, bodegas and gas stations and enable our customers to keep in touch with those left behind in their home country at an affordable cost. The company has a customer care center in the Dominican Republic with over 100 operators supporting prepaid calling card customers.

STi Prepaid also has a telecommunications wholesale carrier service for business-to-business customers. Thanks to the high volume generated by the calling cards, STi Prepaid can offer advantageous rates for terminating international calls.

STi Prepaid is ably managed by its founder, Sam Tawfik, and its new President, Jim Continenza, who we knew from two previous investments and who are working together to boost revenues and profits. STi Prepaid's calling cards can be bought online at www.stiphonecard.com.

Conwed Plastics

Conwed Plastics manufactures and markets lightweight plastic netting for a variety of purposes and is a market leader in the sale of products used in carpet cushion, turf reinforcement, erosion control and packaging. Leucadia's investment in Conwed Plastics was $73.2 million at December 31, 2007.

Conwed's products are manufactured in Minneapolis, Minnesota; Athens, Georgia; Roanoke, Virginia; Chicago, Illinois; Genk, Belgium; and Guadalajara, Mexico and sold throughout the world.

(In millions)	2003	2004	2005	2006	2007
Sales	$ 53.3	$ 64.1	$ 93.3	$ 106.3	$ 105.4
Pre-tax profits	$ 4.4	$ 7.9	$ 14.2	$ 17.9	$ 17.4
Return on average equity	12.6%	25.1%	33.4%	29.5%	25.0%

Leucadia bought Conwed along with a number of other small companies in 1985, 23 years ago. Ever since then, it has stalwartly made money for Leucadia. Since acquisition, it has spent about $100 million on capex, acquisitions and growth, and still returned $110 million cash to Leucadia. That average is a little less than $5 million per year. These returns are especially impressive considering the increased cost of petroleum from which comes the plastic pellets that are used to make the products.[8] Since 2002, petroleum prices have risen significantly; oil prices were $27 per barrel in December 2002 and are currently over $100 per barrel.

We wish we had more Conweds (see www.conwedplastics.com). Mark Lewry and Chris Hatzenbuhler are superb executives.

Gaming Entertainment

Hard Rock Hotel & Casino, located in Biloxi, Mississippi, had an interrupted birth!

The Hard Rock Biloxi was scheduled to open to the public on August 31, 2005. Two days prior to opening, Hurricane Katrina hit the Mississippi Coast. The wind broke the windows and drenched everything inside; a great mess it was. The casino was on a floating barge in the Gulf of Mexico moored to the hotel. The tidal surge from Katrina sent it and all the contents into the briny deep to entertain Neptune.

During 2006, we acquired 46% of the common units of Premier Entertainment Biloxi, the parent company of the Hard Rock Biloxi, and all of the 17% preferred units for $90.8 million, along with a $13.4 million 15% junior subordinated note due 2012. We later increased our ownership of common units to 56%.

On September 19, 2006, Premier filed for bankruptcy voluntarily under chapter 11 of the U.S. Bankruptcy Code in the Southern District of Mississippi. The petition asked the court to assist the company in gaining access to the $161.2 million of insurance proceeds which had been stymied by the pre-petition secured bondholders who were seeking better terms. Premier successfully settled with its insurers and confirmed a plan of reorganization which paid off all of Premier's creditors in full with money from Leucadia in the form of a 10¾% senior secured credit facility. There is still a squabble in the Bankruptcy Court over the right to prepay the bonds. Premier has a $13.7 million escrow with the court which we hope will be resolved by the judge this year.

[8]During 2007, Conwed Plastics used 34 million pounds of plastic pellets in its manufacturing process, which cost $.61 per pound. During 2002, the average cost of these pellets was $.28 per pound.

The Hard Rock Hotel & Casino opened to the public on June 30, 2007, with over 1,300 slot machines, 50 table games, six live poker tables, five restaurants, a full service spa, a 5,200 square foot pool area, 3,000 square feet of retail space, an eleven-story hotel with 318 rooms and suites, and a 1,500 person entertainment venue (see www.hardrockbiloxi.com). The opening acts were 3 Doors Down and Kid Rock. We could use a few more guests and gamblers, so shareholders who like to have fun are encouraged to come and leave something behind!

Wineries

Leucadia owns two wineries, Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon. Pine Ridge was acquired in 1991 and Archery Summit was launched in 1993 on land that was previously a dairy farm. Our investment in these wineries has grown to $70 million, principally to fund the acquisition of land for vineyard development and to increase production capacity and storage facilities at both of the wineries. Pine Ridge controls 229 acres of vineyards in Napa Valley, California and Archery Summit 116 acres of vineyards in the Willamette Valley of Oregon. These vineyards are located in some of the most highly regarded appellations[9] of the Napa and Willamette Valleys. In 2007, due to the vagaries of the weather and grape yields, these two wineries sold only 68,000 9-liter equivalent cases of wine generating revenues of $18.5 million versus 81,000 9-liter equivalent cases of wine generating revenues of $19.5 million during 2006.

In 2005 and 2006, we acquired an aggregate of 611 acres of land in the Horse Heaven Hills of Washington's Columbia Valley, of which approximately 85 acres are currently undergoing vineyard development. The Columbia Valley is an up and coming wine region with many good wines being served to glowing reviews. We are hoping to produce several products at various price points and have the potential to develop quite a substantial business. It can take up to four or five years for a new vineyard property to reach full production and up to three years after an initial grape harvest before the wine can be sold. Double Canyon Vineyard, the current name for this new property, celebrated its first crush this fall. We look forward to tasting the results this coming fall and winter. At December 31, 2007, our investment in the Washington property was $5.9 million.

The ultra premium and luxury segments of the wine industry are intensely competitive. Our wines compete with small and large producers in the U.S. as well as with imported wines. Supply and quality depends upon the weather and size of the grape harvest. The demand for our wine rises and falls with general economic conditions and is largely affected by the ratings given the wines in industry and consumer publications. Wines are rated on a 1 to 100 numerical scale for each vintage and type of wine. The scores provided by *The Wine Spectator* and by Robert Parker can, and do, make or break a particular vintage and winery.

In the summer of 2007, two senior and experienced wine executives joined us to manage the winery businesses.

Erle Martin has 20 years of experience in ultra-luxury wine brands. In 1996, he began his tenure at Niebaum-Coppola Estate Winery, and until joining us, was President of Francis Coppola Winery. Erle is President and CEO of the newly minted Crimson Wine Group which includes both of our wineries and Double Canyon Vineyard.

Patrick DeLong also joined as Chief Financial Officer. From 1999 to 2004, he was with Robert Mondavi Corporation, and in 2004 until joining us, was CFO of Icon Estates, part of Constellation Brands, Inc. These two will be a great team.

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[9] A geographical indication used to identify where grapes for a wine were grown.

Stacy Clark is the winemaker at Pine Ridge. This year we celebrate her 25th year at Pine Ridge and her 20th year as the winemaker. She is the soul of Pine Ridge!

Anna Matzinger has been the winemaker at Archery Summit since 2002. Leigh Bartholomew, the viticulturalist,[10] has been at Archery Summit since 2000. These two are the angel brigade that has managed to make Archery Summit a Pinot Noir recognized the world over. Recently, one of us hiked up to the top of a hill in Positano, Italy and at an osteria found a bottle of Archery Summit on the wine list to enjoy with pasta primavera.

Winemakers and viticulturalists labor long and hard in the vineyards and caves. Through good seasons and bad, they put their hearts and souls into making the best possible wines. To our delight, and to the delight of our customers, they have been remarkably successful. Winemaking is part chemistry, but mostly artistic. We could not be happier with the results.

Depending upon your state liquor laws, 35 states now allow you to order our wine on the Internet and have it shipped to you (www.pineridgewinery.com or www.archerysummit.com) or join our Wine Clubs and receive periodic delicious libations.

Visit the wineries in person and enjoy the tasting room experience. Shareholders of Leucadia receive a 20% discount—on the honor system. Call Pine Ridge at (800) 575-9777 or Archery Summit at (800) 732-8822. Call ahead to arrange to take a tour of the facilities.

Remember, wine is food, and we think red wine leads to longevity!

Medical Products

Sangart[11]

At December 31, 2007, the Company owned approximately 87% of Sangart, a biopharmaceutical company that has been working for many years developing an oxygen transport agent as a substitute for whole blood. Through the end of 2007, we had invested $97.7 million in Sangart. Blood substitutes have had a difficult time. Several companies have failed, some spectacularly, where people have died. We began financing Sangart in 2003 which was then as now, led by Dr. Robert Winslow, its founder.

The company has completed five Phase I and Phase II human clinical trials. Phase I trials begin to test that the product is safe and Phase II trials begin to determine if the product is potentially efficacious. In February 2007, we commenced two Phase III trials. Phase III trials are designed to demonstrate in a larger, statistically sound group of patients that the product, Hemospan®, is safe and effective in preventing and treating low blood pressure during surgery and in reducing post-operative complications. The Phase III studies are being conducted in six countries in Europe. Enrollment will total 830 patients.

If the trials are successful, we will apply to the European authorities to market the product and then make a similar application in the U.S. So far so good! For more information about Sangart and Hemospan, visit its website at www.sangart.com.

It is noteworthy that the signatories to this letter tell themselves they do not do start-ups! Further evidence of the frailty of mankind.

---

[10] Farmer.

[11] Sangart: a word derived from the merger of "sanguis", Latin for blood, and "artificial", English.

Chakshu[12]

In August 2005, Leucadia made a $10 million investment for a 20% stake in another early stage, specialty pharmaceutical company called Chakshu Research (www.chakshu.com). Chakshu is currently developing prescription eye drops to address the symptoms of early stage cataracts. With baby boomers increasingly growing older, we believe a product that addresses age-related vision loss is attractive. Studies have indicated that approximately 90 million Americans suffer from cataracts but less than 40 million have been diagnosed. Since only mature cataracts are recommended for surgery, just 1.4 million Americans had cataract surgery in 2005.

FDA Phase I/II clinical trials commenced in January 2006 with 105 patients enrolled. The studies are "double masked". This means that some patients receive the drug while others get a placebo,[13] but it is a secret who received which until the end of the trial. In April 2007, when the trial ended and the results were unmasked, it turned out the drug won, but not by a statistically significant margin.

To make it short, the scientific-types decided that a larger trial is needed to begin to prove the efficacy of the drug. Tune in again next year for the next chapter.

ResortQuest

ResortQuest was acquired during 2007 for $11.9 million in cash. The company is headquartered in Fort Walton Beach, Florida on the Panhandle and manages vacation rentals for the owners of 7,766 units. We provide marketing services for their units, housekeeping, routine maintenance and other services. We also manage the front desk of many of the buildings where our owners' properties are located and provide check in and concierge services in some of these buildings as well. Our managed units are principally located in Florida and on the East Coast, and at various ski resorts including Aspen, Vail and Telluride. Our managed inventory varies from modest to luxurious and includes both condos and homes.

When we purchased ResortQuest the company was disheveled and almost bedridden. To repair the damage we brought back as CEO, Park Brady, one of the original founders of the company. Since our acquisition we have invested heavily in keeping and attracting owners, in expanding our internet presence and reducing unnecessary corporate expenses.

Since acquisition the company has lost $6.5 million, but seems back on track to a successful turnaround. The task at hand is to satisfy our owners and guests and to regain units lost to competitors during the course of the previous ownership. We think the current oversupply of condos in Florida will provide us with opportunities to increase our managed inventory of desirable units in attractive locations.

Looking for a delightful vacation spot? Go to www.resortquest.com and look around. Zalman Jacobs and Luis Medeiros found this small diamond.

---

[12] Eye in Sanskrit.

[13] Placebo: a pill, medicine, etc., prescribed for psychological reasons but having no physiological effects, *The Concise Oxford Dictionary*.

Energy Sector

We have three investments described below which are all related to the price and availability of energy here in the U.S. This is a very complicated subject and we are not experts, but we believe that for many reasons high energy prices are here to stay. On an inflation adjusted basis oil is still relatively cheap and domestic gas is very cheap compared to oil. The growth of the Asian economies is creating more and more demand for energy which will need to be satisfied. Many financial investors think that by diversifying their portfolios to include commodities (of which important ones are oil and gas) that they can reduce volatility in their portfolios and improve performance. This has created investment demand for all major commodities, including oil and gas. Lastly, there is a theory that the Earth may have reached the point of peak oil,[14] a time at which the world's oil supply reaches its highest sustainable output. We do not know if this theory is correct, but it is certainly thought provoking and worrisome.

Goober Drilling

In April 2006, we met Chris McCutchen and John Special, owners of Goober Drilling, a small land based contract oil and gas drilling operation with 11 operating drilling rigs based in Stillwater, Oklahoma. Suspecting an increase in oil and gas prices and aware of the steadily depleting number of land rigs, they ordered 18 new rigs.[15] They did not have the cash to pay for them and ended up in our offices in search of money. As it turned out, their intuition was correct and drilling rigs became in high demand, supply was low and per diem rates were rising. By the time we closed on the purchase of 30% of Goober Drilling, there was a year's waiting list for the construction of new rigs. Chris and John's prescience was well founded.

Goober Drilling provides services to oil and natural gas exploration and production companies in the Mid-Continent Region of the U.S., primarily in Oklahoma and Texas. The majority of wells drilled are in search of natural gas. Goober Drilling generates revenues through contracts based on daily rates, supplies the rigs and all ancillary equipment and personnel, and with a fleet of large trucks moves the rigs to the next location.

Goober Drilling now has 36 rigs, 25 of which were constructed after April 2006. The growth in the company has challenged management. Head count grew from 400 to 1,000 as the company managed a $260 million capital expansion. It has been difficult at times, but progress is being made. Goober Drilling's excellent reputation has not changed and the company's rigs, new and powerful, are in high demand, as are their efficient crews.

Supply and demand are in our favor now, but as rig counts continue to rise, day rates will inevitably come down. We have to be very careful in the face of increasing costs and competition. Our first goal is to pay off all of Goober Drilling's debt and to accumulate a war chest. This is a boom or bust business.

Our equity ownership has increased to 50% and our total cash investment is $276 million, of which $171 million is loaned to Goober Drilling at profitable rates. At the time of this writing, gas prices are high with prices trending higher and we are hoping for an excellent year in 2008. Gas prices though are famously fickle.

[14] *Twilight in the Desert: The Coming Saudi Oil Shock and the World Economy* by Matthew R. Simmons.

[15] Nationwide the number of land based oil and gas drilling rigs peaked in 1982 at 5,139; at December 31, 2007, there were 2,598.

Louisiana Gasification Project

For many years Tom Mara and his team have been working on developing a petroleum coke gasification project at the Port of Lake Charles located in Lake Charles, Louisiana. The project is being designed to produce synthetic natural gas and hydrogen along with several byproducts using petroleum coke as the feedstock. In April 2008, $1 billion of tax exempt Gulf Opportunity Zone Bonds were sold in support of the project; total construction cost is estimated to be $1.6 billion. The bonds are collateralized by the project's revenues but are not guaranteed by or have recourse to Leucadia. Our wholly owned subsidiary and beneficiary of the financing, Lake Charles Cogeneration LLC, expects to begin construction in 2009 once permits are received and certain other conditions of the financing agreement are satisfied. As we get further along with development, more details will follow. Tom and his team are working on several other energy projects.

Liquefied Natural Gas

In January 2007, Leucadia acquired from Calpine Corporation a leasehold interest and certain permits to construct and operate an onshore liquefied natural gas ("LNG") receiving terminal. The facility will be located on the Skipanon Peninsula near the confluence of the Skipanon River and the Columbia River in Warrenton, Clatsop County, Oregon. Additional state and local permits have yet to be issued and FERC (Federal Energy Regulatory Commission) has to issue a license. We are a year into this process. When ready to go, the project is expected to cost about $1.3 billion in today's dollars. As with the Lake Charles project, when we get further along we will provide more details. At present there is not much demand for the importation of LNG into the U.S., but this will change when and if U.S. natural gas prices get closer to the price of natural gas in Asia, which at present is much higher. For the time being natural gas producers are making more money selling gas in Asia rather than importing it into the U.S.

Real Estate

At December 31, 2007, our domestic real estate properties had a book value of $225.4 million, up from $176.7 million the previous year.

- An office building in Tulsa, Oklahoma, previously the headquarters of WilTel Communications, stayed behind when the company was sold to Level 3. The building was sold to the City of Tulsa in 2007 for net cash proceeds of $53.5 million, which resulted in a small gain.
- Our 104 acre development in Myrtle Beach, South Carolina is substantially completed. The site is a large scale mixed-use project with residential, retail and commercial space (see www.marketcommonmb.com).
- 76 acres in Islesboro Island, Maine plus 120 acres in Rockport, Maine. Both have submitted plans for upscale residential subdivisions.
- 15 acres of unentitled air rights above the railway track behind Union Station and next to the Capitol in Washington, D.C. We are planning to submit a planned unit development application for zoning permission of up to 3 million square feet of mixed use development.
- A 71,000 square foot operating shopping center on Long Island, New York.
- A 540 acre parcel in San Miguel County, Colorado, next to the Telluride Ski Resort.

- In October 2007, the Company entered into an agreement to purchase 708 acres of land which is now the airport in Panama City, Florida. We have $56.5 million in escrow and title will pass to us when a new airport on another site is complete. We keep the interest on the escrow. Hopefully, by the time we are ready to develop this parcel the vast oversupply of houses and condos in process or already built on the Florida Panhandle will have been absorbed. This is a great piece of land.
- We are partners in the Brooklyn Renaissance Plaza in Brooklyn, New York, and own 26% of a 665 room Marriott Hotel and 61% of an 800,000 square foot high rise office building with a 1,100 parking space garage.
- Leucadia owns 30% of the outstanding common stock of HomeFed Corporation. The undersigned own 16.3% of HomeFed. HomeFed is a public company engaged in the land development business in California. The stock symbol is HOFD on the NASD.OTC Bulletin Board. One of us is the Chairman.

Our approach to real estate is strictly tactical. If it looks like there is an opportunity to make a good return over an extended holding period, we may proceed to a purchase. Current market gyrations exemplify the dangers of owning non-income producing real estate with borrowed money!

Money and Other Things

At December 31, 2007, Leucadia had almost $3.8 billion of cash and investments to meet its liquidity and investment needs. Included in that amount is $1.8 billion of FMG common stock.

During 2007, Leucadia and Jefferies & Company, Inc. formed JHYH (Jefferies High Yield Holdings), a successor entity to JPOF II which returned 20% compounded annually for seven years. Our commitment to JHYH is $600 million of which $350 million has been funded. JHYH operates in every corner of the high yield market (but no sub-prime mortgages) and has thus far escaped harm, though our share of 2007 earnings was just $4.3 million. For the time being JHYH is hunkered down and has weathered the storm. Thanks to Rich Handler, Chairman and CEO of Jefferies.

In June 2007, we invested $200 million for a 10% limited partnership interest in Pershing Square IV, a newly-formed investment partnership. The objective is to invest in Target Corporation. Through December 31, 2007, we have recorded pre-tax losses of $85.5 million on this investment. So far not so good. It may get better.

As of this writing, we have acquired 26% of AmeriCredit Corp. ("ACF") for $373.9 million. We have known of this excellent company for many years, having been in the sub-prime auto business ourselves. ACF has made and financed over $53 billion of these loans and none of its lenders has lost a penny. In this environment, financing for ACF is going to be very difficult and management is taking appropriate steps to downsize the company. We are guardedly optimistic that the financial market will climb out of its bunker next year. People need auto financing to get to work.

In 2007, Leucadia invested $74 million in Highland Opportunity Fund L.P. and $25 million in HFH ShortPLUS Fund, L.P. We recorded a pre-tax loss of $17.6 million on Highland and a $54.5 million pre-tax profit on ShortPLUS.

Leucadia invested $75 million in RCG Ambrose, L.P. during 2007 and recorded a $1.1 million pre-tax loss.

Smelling impending trouble in the financial markets we sold $500 million principal amount of newly authorized 7 1/8% Senior Notes due 2017 at par, and $500 million of 8 1/8% Senior Notes due 2015 at 98.307%. Leucadia also sold 5.5 million common shares at $45.50 per share realizing $242 million. We are glad to have this extra cash and are hopeful that we will put it to good use over the next year or two.

Leucadia owns a $319.5 million portfolio of mortgage-backed securities all of which are issued by government agencies or U.S. Government-Sponsored Enterprises. They are all rated AAA (for what that is worth) and have a very short duration of just under one year. They have performed admirably in the midst of a terrible market. In financing this portfolio we have used leverage sparingly and we have not received any irate calls from our lenders.

Credit Armageddon

One of us has been mumbling about Credit Armageddon for years and it seemed earlier this year that his fears were to be realized. At least for the time being, this nightmare has been avoided by strong government intervention.

Unfortunately, we suspect that the wizards of Wall Street have not only made mischief in the mortgage market, but in all other loan markets as well and that the full effect of this is not yet visible. It seems that almost all financial institutions and investors have mispriced risk, and many financial institutions have found themselves carrying assets on their balance sheets at amounts considerably higher than market or their intrinsic worth. Recently, and often at the behest of regulators, financial institutions have been forced to sell these assets or to recognize the mark to market losses, all of which erodes net worth, forcing them to raise new equity capital and/or to reduce leverage, a process that has come to be known as deleveraging.[16] It may take quite a while for the scrubbing of balance sheets and the unwinding of leverage to come to an end, and we suspect that not all will survive.

We were not immune and have suffered some small damage in one of our investments. We are confident that the financial system will repair itself and to learn to better distinguish who is a worthy borrower and what is a worthy loan. On the bright side, opportunities for courageous investors should abound.

Exodus

Eleven years later following a dozen or more transactions our colleagues Zalman Jacobs and Luis Medeiros are leaving Leucadia to independently manage a private equity fund as part of a large hedge fund management company. We take pride and have profited from their accomplishments at Leucadia and wish them well.

---

[16] The reduction of financial instruments or borrowed capital previously used to increase the potential return of an investment. The opposite of leverage.

A Milestone

As we mentioned in the beginning of this letter, in the summer of 1978 one of us joined Talcott and shortly thereafter the other joined as well. At that time the balance sheet had a $7.7 million negative net worth and nearly $400 million of liabilities. During the course of a restructuring of Talcott's debt we heard 123 garrulous bankers lecture us on the sanctity of senior debt. Somehow we survived and prospered.

Today's net worth is almost $5.6 billion. It has been a wonderful, exhilarating ride—and 30 years later, it is more fun because we have more capital! We are signed up till 2015. If we are lucky—more after that!

Businesses are not well described as being hierarchal structures, but are best compared to a family. People work hard because they want to not because they are told to. Our family is over 4,000 members strong, and it takes all of us to make it work. The undersigned are grateful to one and all, and delighted to be part of it.





Ian M. Cumming
Chairman

Joseph S. Steinberg
President

P.S.: As we completed this letter we had the opportunity to make a large investment in a real estate, farming and ranching business in Argentina. More about that next year.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 1-5721

LEUCADIA NATIONAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

New York	13-2615557
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

315 Park Avenue South
New York, New York 10010
(212) 460-1900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, par value $1 per share	**New York Stock Exchange**
7-3/4% Senior Notes due August 15, 2013	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:

None.
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statement incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller reporting company ☐

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

Aggregate market value of the voting stock of the registrant held by non-affiliates of the registrant at June 30, 2007 (computed by reference to the last reported closing sale price of the Common Shares on the New York Stock Exchange on such date): $5,753,522,000.

On February 14, 2008, the registrant had outstanding 222,575,940 Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE:

Certain portions of the registrant's definitive proxy statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 in connection with the 2008 annual meeting of shareholders of the registrant are incorporated by reference into Part III of this Report.

PART I

Item 1. Business.

THE COMPANY

The Company is a diversified holding company engaged in a variety of businesses, including manufacturing, telecommunications, property management and services, gaming entertainment, real estate activities, medical product development and winery operations. The Company also owns equity interests in operating businesses and investment partnerships which are accounted for under the equity method of accounting, including a broker-dealer engaged in making markets and trading of high yield and special situation securities, land based contract oil and gas drilling, real estate activities and development of a copper mine in Spain. The Company concentrates on return on investment and cash flow to maximize long-term shareholder value. Additionally, the Company continuously evaluates the retention and disposition of its existing operations and investigates possible acquisitions of new businesses. In identifying possible acquisitions, the Company tends to seek assets and companies that are out of favor or troubled and, as a result, are selling substantially below the values the Company believes to be present.

Shareholders' equity has grown from a deficit of $7,700,000 at December 31, 1978 (prior to the acquisition of a controlling interest in the Company by the Company's Chairman and President), to a positive shareholders' equity of $5,570,500,000 at December 31, 2007, equal to a book value per common share of the Company (a "common share") of negative $.04 at December 31, 1978 and $25.03 at December 31, 2007. Shareholders' equity and book value per share amounts have been reduced by the $811,900,000 special cash dividend paid in 1999.

In March 2007, the Company's 75% owned subsidiary, STi Prepaid, LLC ("STi Prepaid"), acquired the assets of Telco Group, Inc. and its affiliates ("Telco") for an aggregate purchase price of $121,800,000 in cash, including expenses. STi Prepaid is a provider of international prepaid phone cards and other telecommunications services in the U.S.

In June 2007, the Company completed the acquisition of ResortQuest International, Inc. ("ResortQuest") for a purchase price of $11,900,000, including expenses and working capital adjustments. ResortQuest is engaged in offering property management and other services to vacation properties in beach and mountain resort locations in the continental U.S.

The Company's manufacturing operations are conducted through Idaho Timber, LLC ("Idaho Timber") and Conwed Plastics, LLC ("Conwed Plastics"). Acquired in May 2005, Idaho Timber is headquartered in Boise, Idaho and primarily remanufactures dimension lumber and remanufactures, packages and/or produces other specialized wood products. Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products.

The Company's gaming entertainment operations are conducted through its controlling interest in Premier Entertainment Biloxi, LLC ("Premier"), which is the owner of the Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi"), located in Biloxi, Mississippi. The Hard Rock Biloxi was severely damaged by Hurricane Katrina on August 29, 2005 just prior to its originally scheduled opening; upon completion of reconstruction the Hard Rock Biloxi opened for business on June 30, 2007.

The Company's domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale.

The Company's medical product development operation is conducted through Sangart, Inc. ("Sangart"), which became a majority-owned subsidiary of the Company in 2005. Sangart is developing a product called Hemospan®, which is a form of cell-free hemoglobin that is designed for intravenous administration to treat a wide variety of medical conditions, including use as an alternative to red blood cell transfusions.

The Company's winery operations consist of Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon, and a vineyard development project in the Columbia Valley of Washington. The wineries primarily produce and sell wines in the ultra premium and luxury segments of the premium table wine market.

In April 2007, the Company and Jefferies & Company, Inc. ("Jefferies"), expanded and restructured the Company's equity investment in Jefferies Partners Opportunity Fund II, LLC ("JPOF II") and formed Jefferies High Yield Holdings, LLC ("JHYH"). Through its wholly-owned subsidiary, JHYH makes markets in high yield and special situation securities and provides research coverage on these types of securities.

The Company's land based contract oil and gas drilling investment is conducted by Goober Drilling, LLC ("Goober Drilling"), in which the Company has a 50% voting and equity interest at December 31, 2007. The Company has also made secured loans to Goober Drilling aggregating $171,000,000, at various interest rates, to finance new equipment purchases and construction costs, repay existing debt and finance working capital needs.

The Company owns 30% of Cobre Las Cruces, S.A. ("CLC"), a former subsidiary of the Company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. During 2005, the Company sold a 70% interest in CLC to Inmet Mining Corporation ("Inmet"), a Canadian-based global mining company, in exchange for 5,600,000 newly issued Inmet common shares, representing approximately 11.6% of Inmet's current outstanding common shares. CLC expects to begin commercial production at the mine in the fourth quarter of 2008.

In August 2006, pursuant to a subscription agreement with Fortescue Metals Group Ltd ("Fortescue") and its subsidiary, FMG Chichester Pty Ltd ("FMG"), the Company invested in Fortescue's Pilbara iron ore and infrastructure project in Western Australia. In July 2007, Fortescue sold new common shares and the Company exercised its pre-emptive rights to maintain its ownership position. Fortescue is a publicly traded company on the Australian Stock Exchange (Symbol: FMG). The Company also owns a $100,000,000 note of FMG that matures in August 2019; interest on the note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from two specified project areas. Fortescue expects to begin shipping ore in May 2008. The Company's total cash investment in Fortescue aggregates $452,200,000; the market value of the Fortescue common shares owned by the Company was $1,824,700,000 at December 31, 2007.

The Company and certain of its subsidiaries have substantial net operating loss carryforwards ("NOLs") of approximately $5,400,000,000 at December 31, 2007. For more information, see Note 16 of Notes to the Consolidated Financial Statements.

As used herein, the term "Company" refers to Leucadia National Corporation, a New York corporation organized in 1968, and its subsidiaries, except as the context otherwise may require.

Investor Information

The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"). Accordingly, the Company files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company and other issuers that file electronically. In addition, material filed by the Company can be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE"), 20 Broad Street, New York, NY 10005, on which the Company's common shares are listed. The Company has submitted to the NYSE a certificate of the Chief Executive Officer of the Company, dated May 15, 2007, certifying that he is not aware of any violations by the Company of NYSE corporate governance listing standards.

The Company's website address is www.leucadia.com. The Company makes available, without charge through its website, copies of its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after such reports are filed with or furnished to the SEC.

Financial Information about Segments

The Company's reportable segments consist of the operating units identified above, which offer different products and services and are managed separately. At acquisition, the Company's investment in Premier was reported as a consolidated subsidiary in the other operations segment; however, it was deconsolidated and classified as an investment in an associated company upon the filing of voluntary petitions for reorganization under chapter 11 of title 11 of the United States Bankruptcy Code in September 2006. While in bankruptcy Premier was classified as an investment in an associated company and its operating results were not reported in the gaming entertainment segment. Upon its emergence from bankruptcy in August 2007, Premier was once again consolidated by the Company and has been reported as an operating segment since that date. Other operations primarily consist of the Company's wineries and energy projects.

Associated companies include equity interests in other entities that the Company accounts for on the equity method of accounting. Investments in associated companies include HomeFed Corporation ("HomeFed"), a corporation engaged in real estate activities, JHYH, Goober Drilling and CLC. The Company also has made non-controlling investments in entities that are engaged in investing and/or securities transactions activities which are accounted for as investments in associated companies including Pershing Square IV, L.P. ("Pershing Square"), Highland Opportunity Fund, L.P. ("Highland Opportunity"), HFH ShortPLUS Fund, L.P. ("Shortplus"), RCG Ambrose, L.P., ("Ambrose"), EagleRock Capital Partners (QP), LP ("EagleRock") and Wintergreen Partners Fund, L.P. ("Wintergreen").

Corporate assets primarily consist of investments and cash and cash equivalents and corporate revenues primarily consist of investment income and securities gains and losses. Corporate assets include the Company's investments in Fortescue and Inmet. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units.

Conwed Plastics has manufacturing facilities located in Belgium and Mexico, STi Prepaid has a customer care unit located in the Dominican Republic and other operations includes a small Caribbean-based telecommunications provider. These are the only foreign operations with non-U.S. revenue or assets that the Company consolidates, and are not material. Unconsolidated non-U.S. based investments include 38% of Light and Power Holdings Ltd., the parent company of the principal electric utility in Barbados, the 30% ownership of CLC and the investments in Fortescue and Inmet. From time to time the Company invests in the securities of non-U.S. entities or in investment partnerships that invest in non-U.S. securities.

Certain information concerning the Company's segments is presented in the following table. Consolidated subsidiaries are reflected as of the date of acquisition, which was June 2007 for ResortQuest, March 2007 for STi Prepaid, November 2005 for Sangart and May 2005 for Idaho Timber. As discussed above, Premier is reflected as a consolidated subsidiary from May 2006 until it was deconsolidated in September 2006; Premier once again became a consolidated subsidiary in August 2007. Associated Companies are only reflected in the table below under identifiable assets employed.

	2007	2006 (In millions)	2005
Revenues and other income (a):			
Manufacturing:			
Idaho Timber	**$ 292.2**	$ 345.7	$ 239.0
Conwed Plastics	**105.4**	106.4	93.6
Telecommunications	**363.2**	–	–
Property Management and Services	**81.5**	–	–
Gaming Entertainment	**38.5**	–	–
Domestic Real Estate	**13.4**	86.7	29.9
Medical Product Development	**2.1**	.7	.1
Other Operations (b)	**53.6**	42.8	59.0
Corporate (c)	**205.0**	280.4	268.3
Total consolidated revenues and other income	**$1,154.9**	$ 862.7	$ 689.9

(table continued on next page)

	2007	2006	2005
		(In millions)	
Income (loss) from continuing operations before income taxes and equity in income (losses) of associated companies:			
Manufacturing:			
Idaho Timber	**$ 9.1**	$ 12.0	$ 8.2
Conwed Plastics	**17.4**	17.9	14.2
Telecommunications	**18.4**	–	–
Property Management and Services	**(6.5)**	–	–
Gaming Entertainment	**(9.3)**	–	–
Domestic Real Estate	**(8.2)**	44.0	4.1
Medical Product Development	**(31.5)**	(21.1)	(1.4)
Other Operations (b)	**(17.2)**	(14.4)	7.5
Corporate (c)	**(29.3)**	95.4	101.8
Total consolidated income (loss) from continuing operations before income taxes and equity in income (losses) of associated companies	**$ (57.1)**	$ 133.8	$ 134.4
Identifiable assets employed:			
Manufacturing:			
Idaho Timber	**$ 129.5**	$ 132.3	$ 162.7
Conwed Plastics	**88.8**	83.6	81.9
Telecommunications	**81.9**	–	–
Property Management and Services	**62.8**	–	–
Gaming Entertainment	**300.6**	–	–
Domestic Real Estate	**306.3**	198.1	182.7
Medical Product Development	**36.5**	12.2	7.0
Other Operations	**255.5**	257.8	245.0
Investments in Associated Companies	**1,362.9**	773.0	375.5
Corporate	**5,501.8**	3,846.8	4,062.0
Assets of discontinued operations	**–**	–	144.1
Total consolidated assets	**$8,126.6**	$5,303.8	$5,260.9

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains on the Company's consolidated statements of operations.

(b) Other operations includes pre-tax losses of $13,900,000, $8,300,000 and $1,600,000 for the years ended December 31, 2007, 2006 and 2005, respectively, for investigation and evaluation of various energy related projects. There were no material operating revenues or identifiable assets associated with these activities in any period; however, other income includes $8,500,000 in 2007 related to the termination of a joint development agreement with another party.

(c) Net securities gains for Corporate aggregated $92,700,000, $116,600,000 and $199,500,000 during 2007, 2006 and 2005, respectively, which primarily resulted from the sale of publicly traded debt and equity securities that had been classified as available for sale securities. In 2007, security gains include a gain of $37,800,000 from the sale of Eastman Chemical Company ("Eastman"). In 2006, security gains include a gain of $37,400,000 from the sale of 115,000,000 common shares of Level 3 Communications, Inc. ("Level 3"), which were received in December 2005 in connection with Level 3's purchase of WilTel Communications Group, LLC ("WilTel"). In 2005, security gains include a gain of $146,000,000 from the sale of White Mountains Insurance Group, Ltd. ("WMIG"). For 2007, 2006 and 2005, security gains include provisions of $36,800,000, $12,900,000 and $12,200,000, respectively, to write down investments in certain available for sale securities and, in 2007, an investment in a non-public security.

(d) For the years ended December 31, 2007, 2006 and 2005, income (loss) from continuing operations reflects depreciation and amortization expenses of $54,200,000, $39,500,000 and $32,600,000, respectively; such amounts are primarily comprised of Corporate ($12,700,000, $11,600,000 and $10,700,000, respectively), manufacturing ($18,000,000, $17,500,000 and $14,200,000, respectively), gaming entertainment ($6,300,000 and $900,000 in 2007 and 2006, respectively), domestic real estate ($3,800,000, $3,300,000 and $2,000,000, respectively), property management and services ($3,100,000 in 2007) and other operations ($9,000,000, $5,600,000 and $5,700,000, respectively). Depreciation and amortization expenses for other segments are not material.

(e) For the years ended December 31, 2007, 2006 and 2005, income (loss) from continuing operations reflects interest expense of $111,500,000, $79,400,000 and $65,500,000, respectively; such amounts are primarily comprised of Corporate ($110,800,000, $70,900,000 and $63,200,000, respectively), gaming entertainment ($500,000 and $8,000,000 in 2007 and 2006, respectively) and other operations ($1,200,000 in 2005). Interest expense for other segments is not material.

At December 31, 2007, the Company and its consolidated subsidiaries had 4,057 full-time employees.

MANUFACTURING

Idaho Timber

Business Description

In May 2005, the Company acquired Idaho Timber for total cash consideration of $133,600,000, including working capital adjustments and expenses. Idaho Timber is headquartered in Boise, Idaho and is engaged in the manufacture and/or distribution of various wood products. Idaho Timber's principal product lines include remanufacturing dimension lumber; remanufacturing, bundling and bar coding of home center boards for large retailers; and production of 5/4" radius-edge, pine decking. Idaho Timber also manufactures and/or distributes a number of other specialty wood products. Idaho Timber has over 25 years of operating experience in its industry. The Company's investment in Idaho Timber was $123,700,000 at December 31, 2007.

Remanufactured dimension lumber is Idaho Timber's largest product line. Dimension lumber is used for general construction and home improvement, remodeling and repair projects, the demand for which is normally a function of housing starts and home size. All dimension lumber is assigned a quality grade, based on the imperfections in the wood, and higher-grade lumber is sold at a higher price than lower-grade lumber. Idaho Timber purchases low-grade dimension lumber from sawmills located in North America and Europe and upgrades it into higher-grade dimension lumber products. The remanufacturing process includes ripping, trimming and planing lumber to reduce imperfections and produce a variety of lumber sizes. These products are produced at plants located in Florida, North Carolina, Texas, Kansas, Idaho and New Mexico. Each plant distributes its product primarily by truck to lumber yards and contractors within a 300 mile shipping radius from the plant site.

Idaho Timber's next largest product line is home center board products, which are principally sold to large home improvement retailers. Idaho Timber purchases high-grade boards from sawmills in the western United States, South America and New Zealand (primarily pine but other wood species are also used), performs minor re-work on those boards to upgrade the quality, and then packages and bar codes those boards according to customer specifications. Production takes place in owned plants in Idaho and Montana. Idaho Timber also operates a sawmill in Arkansas to produce its 5/4" radius-edge, pine decking products. Idaho Timber performs traditional sawmill processes (cutting, drying and planing) to manufacture these products.

Idaho Timber's profitability is dependent upon its ability to manage manufacturing costs and process efficiency, minimize capital expenditures through the purchase and cost-effective maintenance of used, lower-cost equipment, and effective management of the spread between what it pays for dimension lumber and boards and the selling prices of the remanufactured products. Selling prices for remanufactured products may rise quicker than supplier prices in strong markets creating greater spreads; however, during periods of declining product demand and reduced selling prices, supply price declines may lag behind resulting in lower spreads.

Idaho Timber owns nine plants, one sawmill that principally produces decking products and one sawmill that produces split-rail fencing. These eleven facilities in the aggregate have approximately 941,000 square feet of manufacturing and office space, covering approximately 230 acres. Two plants are principally dedicated to home center board products and the remaining plants principally produce remanufactured dimension lumber products. All plant locations can produce and distribute specialty wood products. Idaho Timber has the capacity to ship approximately 70 million board feet per month; during 2007 actual shipments averaged approximately 57 million board feet per month.

Sales and Marketing

Idaho Timber primarily markets to local, regional and national lumber retailers for its dimension lumber products, home improvement centers for its home center board products and decking treaters for its sawmill product, and other resellers of home construction materials. Its success in attracting and retaining customers depends in large part on its ability to provide quicker delivery of specified customer products than its competitors. For dimension lumber products, sales are primarily generated at each of the plants, with a dedicated sales force located in the same geographic region as the customers the plant serves. Board and decking products are sold and managed centrally. The home center board product is heavily dependent on two customers, Lowe's and The Home Depot, which account for approximately 92% of that product line. The combined revenue of these two customers in this product line was 19% of Idaho Timber's total revenue for the year ended December 31, 2007. The customer base for the dimension lumber business is much less concentrated; no customer accounts for more than 9% of revenue. Idaho Timber's sales are somewhat concentrated in regions where its facilities are located, with the largest being Florida, 21%; North Carolina, 17%; and Texas, 10%.

Competition

Idaho Timber sells commodity products, and operates in an industry that is currently oversupplied and very competitive. Idaho Timber competes against domestic and foreign sawmills and intermediate distributors for its dimension lumber and decking products. In some cases, Idaho Timber competes on a limited basis with the same sawmills that are a source of supply of low-grade dimension lumber. Foreign suppliers have been active in the U.S. market, particularly European competitors, which has added to the current oversupply condition in the industry and may continue to do so. The home center board business has many competitors, and suppliers to large home centers are always under pressure to reduce prices.

Idaho Timber also competes for raw material purchases needed for its remanufactured dimension lumber and home center board products, and in the past the availability and pricing of certain raw materials has been adversely affected by import duties (tariffs) imposed on Canadian imports, the largest source of these supplies. A decades old trade dispute between the U.S. and Canada resurfaced with the expiration of the Softwood Lumber Agreement on March 31, 2001. In October 2006, the trade dispute was resolved and a new Softwood Lumber Agreement between Canada and the U.S. became effective. The agreement has a seven year term and may be extended for an additional two years. Currently, restrictions on Canadian imports are not significantly adversely affecting Idaho Timber's operations; however, if tariffs continue or further import limitations are imposed in the future, it is possible that raw material costs could increase or supplies could be constrained. During 2007, the export tax was at the maximum level for the entire year. Idaho Timber is examining alternative sources of supply to increase its raw material purchasing flexibility.

Government Regulation

Lumber and decking are identified at Idaho Timber facilities with a grade stamp that shows the grade, moisture content, mill number, species and grading agency. All lumber is graded in compliance with the National Grading Rule for Dimension Lumber, which is published by the U.S. Department of Commerce. Idaho Timber facilities are subject to regular inspection by agencies approved by the American Lumber Standards Committee. Idaho Timber believes that its procedure for grading lumber is highly accurate; however, Idaho Timber could be exposed to product liability claims if it can be demonstrated its products are inappropriately rated.

Since Idaho Timber's sawmills do not treat its wood with chemicals, and since timber deeds purchased from private land owners do not impose a re-planting obligation, Idaho Timber does not have any unusual environmental compliance issues.

Plastics Manufacturing

Business Description

Through Conwed Plastics, which was acquired in March 1985, the Company manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products. These products are primarily used for containment purposes, reinforcement of other products, packaging for produce and meats, various types of filtration and erosion prevention. Conwed Plastics believes it is a market leader in netting products used in carpet cushion, turf reinforcement, erosion control and packaging. Agricultural, erosion control and building and construction markets tend to be seasonal, with peak periods in the second and third quarters of the calendar year. Packaging is seasonal with the second quarter being the slowest period in this market. Carpet padding, filtration and consumer product markets are not usually subject to seasonal fluctuations resulting in sales that tend to be evenly spread throughout the year. The Company's investment in Conwed Plastics was $73,200,000 at December 31, 2007.

Certain products of Conwed Plastics are proprietary, protected by patents and/or trade secrets. The Company holds patents on certain improvements to the basic manufacturing processes it uses and on applications thereof. The Company believes that the expiration of these patents, individually or in the aggregate, is unlikely to have a material effect on its operations.

Sales and Marketing

Conwed Plastics' manufacturing revenues and other income were $105,400,000, $106,400,000 and $93,600,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Products are marketed both domestically and internationally with approximately 20.4% of 2007 revenues generated by customers from Europe, Latin America, Japan and Australia. Products are sold primarily through an employee sales force, located in the United States and Europe. Conwed Plastics emphasizes development of new products and new applications of existing products to sustain revenue growth. New product development focuses on market niches where proprietary technology and expertise can lead to sustainable competitive economic advantages. In addition, revenues have grown as a result of acquisitions that provide synergies with existing customers, manufacturing capacity, processes and technology, and/or raw material needs. Conwed Plastics has completed eight acquisitions since 2004 and continues to look for additional acquisition opportunities.

Approximately half of Conwed Plastics' revenues are generated on a make to order basis. The remainder of Conwed Plastics' sales requires a more substantial investment in inventory that is stored at various locations to service customers with short lead time requirements. In the aggregate, inventory is turned over between 6 and 8 times per year. The top 10 customers with multiple locations represent approximately 30% - 37% of total sales. The largest single customer typically represents 5% - 8% of total sales; for the year ended December 31, 2007, the largest single customer represented 6% of total sales. Order backlog generally ranges from 6% - 12% of annual sales throughout the year.

Competition

Conwed Plastics is subject to domestic and international competition, generally on the basis of price, service and quality. Conwed Plastics has 3 to 5 competitors in most of its market segments but the size and type of its competition varies by market segment. Additionally, certain products are dependent on cyclical industries, including the construction industry. The cost of the principal raw material used in its products, polypropylene, has increased by approximately 115% from 2002. Conwed Plastics has been able to raise prices to its customers during this period to offset some of the increase in raw material costs. High oil and natural gas prices along with high capacity utilization in the polypropylene industry are expected to keep raw material costs higher than historical levels for the next few years.

TELECOMMUNICATIONS

Business Description

In March 2007, STi Prepaid purchased 75% of the assets of Telco for an aggregate purchase price of $121,800,000 in cash, including expenses. The remaining Telco assets were contributed to STi Prepaid by the former owners in exchange for a 25% interest in STi Prepaid.

STi Prepaid, headquartered in Flushing, New York, is a facilities-based provider of long-distance wireline and wireless telecommunications services. STi Prepaid's principal product line is prepaid international long distance calling cards; STi Prepaid also generates revenues by providing carrier wholesale services and selling prepaid wireless products and related services.

Prepaid international calling cards represent STi Prepaid's largest telecommunication service. From acquisition through December 31, 2007, calling card sales accounted for approximately 88% of STi Prepaid's revenues. Consumers located in the U.S. who make international phone calls often use calling cards because they provide lower rates than those offered by traditional long distance providers. Through its portfolio of calling cards, STi Prepaid provides international service to over 200 destinations. STi Prepaid currently offers over 250 different calling cards in various denominations, which are sold through a wide variety of retail stores and on the Internet, targeted to appeal to a wide variety of consumers. STi Prepaid's calling cards are primarily marketed to ethnic communities in urban areas.

To activate a card and initiate a call, a card customer will dial either a local access or toll-free telephone number which accesses STi Prepaid's interactive voice response unit on its network. Once a card is activated, calls are routed to one of STi Prepaid's termination vendors, then ultimately to the consumer's dialed party. STi Prepaid's switching network currently handles over 55 million outbound calls and over 600 million minutes per month. STi Prepaid operates a customer care center in the Dominican Republic with over 100 operators to support its prepaid business.

STi Prepaid's next largest telecommunication service is carrier wholesale, which is a business-to-business service. STi Prepaid enters into wholesale service agreements with other telecommunication service providers pursuant to which STi Prepaid becomes the terminating vendor for international calls. Services provided to other carriers are highly automated and do not require much support labor since calls simply pass through the Company's switches and utilize excess capacity.

STi Prepaid operates its prepaid mobile business as a Mobile Virtual Network Operator ("MVNO"). MVNOs are entities that do not own their own wireless network; rather they enter into agreements to resell minutes from an established facilities based wireless carrier such as Sprint or Verizon Wireless. However, unlike wireless resellers that simply earn commissions for selling the products of large facilities based wireless companies, MVNO operators have their own brand name and directly maintain customer relationships including activities related to rate plans, billing, and general customer service. STi Prepaid's brand name for this product is STi Mobile.

Sales and Marketing

STi Prepaid distributes its prepaid calling cards primarily through distributors who resell the cards to retailers throughout the U.S. A significant portion of the calling cards are marketed to ethnic communities that shop at small retailers or smaller chains that do not receive attention from large telecommunication providers. STi Prepaid's relationships with its distributors are critical to serving these market segments and maintaining and growing prepaid calling card market share. The company also sells prepaid calling cards through its website, www.stiphonecard.com. The website allows customers to search for calling cards by state of origination and call destination.

The carrier wholesale business sales group focuses on establishing relationships with leading telecommunication carriers. STi Prepaid markets its STi Mobile wireless products and services through national, regional and local retail outlets in the U.S., internet resellers and the division's website, www.stimobile.com. STi Mobile provides prepaid wireless services to consumers who may not have the credit rating required to qualify for a post-paid plan, prefer to pay as they go in order to control expenses or do not use sufficient minutes to justify the cost of a post-paid plan.

Competition

Prepaid calling cards are marketed by a wide range of telecommunication providers from large national inter-exchange carriers to small local and regional resellers. STi Prepaid's calling card products compete in markets where consumers' decisions are primarily based on price and service quality. The emergence and growth of wholesale carriers using voice over internet protocol, privatization and deregulation has contributed to a decline in international call pricing which is likely to continue. STi Prepaid will need to rely on its network operation expertise and quality of service to continue to effectively compete in the markets it serves.

Government Regulation

STi Prepaid is subject to significant federal, state and local laws, regulations and orders that affect the rates, terms and conditions of certain of its service offerings, its costs and other aspects of its operations. Regulation of the telecommunications industry varies from state to state and it changes regularly in response to technological developments, competition, government policies and judicial proceedings. The Company cannot predict the impact, nor give any assurances about the materiality of any potential impact, that any adverse changes may have on Sti Prepaid's business or results of operations, nor can it guarantee that regulatory authorities will not raise material issues regarding its compliance with applicable laws and regulations.

The Federal Communications Commission ("FCC") has jurisdiction over STi Prepaid's facilities and services to the extent those facilities are used in the provision of interstate telecommunications services (services that originate and terminate in different states). State regulatory commissions generally have jurisdiction over facilities and services to the extent the facilities are used in intrastate telecommunications services.

The Communications Act of 1934. The Communications Act of 1934, as amended (the "Communications Act") grants the FCC authority to regulate interstate and foreign communications by wire or radio. The Telecommunications Act of 1996 (the "1996 Act") establishes a framework for fostering competition in the provision of local and long distance telecommunications services. STi Prepaid is regulated by the FCC as a non-dominant interstate and international telecommunication provider and is therefore subject to less comprehensive regulation than dominant carriers under the Communications Act. The FCC reviews its rules and regulations from time to time, and STi Prepaid may be subject to those new or changed rules.

STi Prepaid has registered with the FCC as a provider of domestic interstate long distance services. STi Prepaid believes that it is in material compliance with applicable federal laws and regulations, but cannot guarantee that the FCC or third parties will not raise issues regarding its compliance with applicable laws or regulations.

Universal Service. Pursuant to the 1996 Act, in 1997 the FCC established a significantly expanded universal service regime to subsidize the cost of telecommunications services to high-cost areas, to low income customers, and to qualifying schools, libraries and rural health care providers. Providers of interstate and international telecommunications services, and certain other entities, must pay for these programs by contributing to a Universal Service Fund (the "Fund"). The rules concerning which services are considered when determining how much an entity is obligated to contribute to the Fund are complex; however, many of the services sold by STi Prepaid are included in the calculation. Current rules require contributors to make quarterly and annual filings reporting their revenues, and the Universal Service Administrative Company issues monthly bills for the required contribution amounts, based on a quarterly contribution factor approved by the FCC. STi Prepaid also contributes to other funds mandated by the FCC including Interstate Telecommunication Service Provider Regulatory Fees, Telecommunication Relay Service and Local Number Portability. STi Prepaid and other contributors to the Fund may recover their contribution costs through their end-user rates or billing line item.

Customer Propriety Network Information (CPNI). CPNI is defined as information that relates to the quantity, technical configuration, type, destination, location, and amount of use of a telecommunications service subscribed to by any customer of a telecommunications carrier, and that is made available to the carrier by the customer solely by virtue of the carrier-customer relationship. Section 222 of the 1996 Act requires telecommunications carriers to take specific steps to ensure that CPNI is adequately protected from unauthorized disclosure. In 2007, the FCC issued its Report and Order and Further Notice of Proposed Rulemaking strengthening these privacy rules by adopting additional safeguards to protect customers' CPNI. The Company believes that it has developed policies that meet the FCC's requirements to protect CPNI.

State Regulation of Telecommunications Services. STi Prepaid is certified to provide telecommunication services in 49 states. State public utility commissions ("PUC's") are permitted to regulate the Company's telecommunication services to the extent that such services originate and terminate within the same state. The PUC's may also impose tariff and filing requirements, consumer protection measures and obligations to contribute to state universal service and other funds.

PROPERTY MANAGEMENT AND SERVICES

Business Description

In June 2007, the Company acquired ResortQuest for $11,900,000, including expenses and working capital adjustments finalized subsequent to the closing date. Headquartered in Fort Walton Beach, Florida, ResortQuest's principal service offering is providing vacation rental management services to vacation properties in beach and mountain resort locations, and it also offers homeowner association management to resort communities and real estate brokerage services for the residential property market in resort locations. The Company's investment in the property management and services segment was $13,900,000 at December 31, 2007.

Vacation rental management service for homeowners is ResortQuest's largest service offering representing 95% of ResortQuest's 2007 revenue (since acquisition). ResortQuest contracts with each property owner to market and manage the rental of their vacation property, generally for a percentage of the rent and/or fees collected. Services provided include marketing to potential guests, performing routine maintenance, providing housekeeping services and providing guests access to additional activities such as golf, tennis or skiing. ResortQuest provides services in Northwest and Southwest Florida, Delaware, North and South Carolina, Colorado, Idaho and Utah. ResortQuest's rental management services are somewhat geographically concentrated in the Northwest Florida market, which accounts for 35% of its rental management services revenue (since acquisition).

ResortQuest's primary means of attracting new guests is via the Internet, through referrals and advertising in publications. ResortQuest's business is seasonal with beach areas reaching their peak in the summer months and ski areas reaching their peak in the winter months. Since ResortQuest's properties are in markets that guests must travel to get to, high fuel prices and poor weather conditions can have an unfavorable impact on its business.

ResortQuest's real estate brokerage services are concentrated in the Northwest Florida market, which accounted for 65% of the aggregate real estate brokerage revenue earned by ResortQuest during 2007 (since acquisition). ResortQuest provides real estate brokerage services to resort developers on new construction projects, and also represents other sellers and buyers in the residential resale market. ResortQuest's revenues from these activities tend to be cyclical, and experience the same volatility that residential real estate and new construction markets experience. Since acquisition, the residential real estate market in Northwest Florida and elsewhere in the U.S. has suffered from oversupply and declining prices which have adversely affected ResortQuest's business.

ResortQuest is in the services business with minimal working capital needs, minimal investment in property, plant and equipment and relatively little expenditures required for technology. The vast majority of ResortQuest's expenses relates to employees' compensation and benefits, or to service providers when ResortQuest chooses to outsource to a vendor. As of December 31, 2007, ResortQuest had approximately 1,400 full-time employees.

Sales and Marketing

ResortQuest serves five types of customers: owners of individual vacation rental homes, guests staying in those homes, owners selling their homes, clients buying homes and homeowner association boards. ResortQuest markets homeowner properties via the internet, direct mail and publications. Marketing includes promoting ResortQuest as a provider of quality management services and promoting the homeowners' properties as attractive places to vacation. Marketing to rental property guests and potential home buyers occurs at local, regional and national levels depending on the location. Community presence and reputation are also an important part of ResortQuest's marketing programs.

Competition

ResortQuest's competition is fragmented and varies by service and location. Vacation rental management competitors include other homeowner vacation rental management companies similar to ResortQuest, developers that manage their own resort properties and homeowners that market their property directly to the consumer. When residential real estate market conditions change, the composition of ResortQuest's competition can also change. In some locations developers have opted out of the vacation rental business providing greater opportunities for ResortQuest. In other locations market conditions have encouraged new competitors to enter the market, including the direct homeowner rental management business which allows homeowners to market their own homes on websites. These types of websites provide a low cost of entry to market rental properties and relative ease in handling a potential guest. Real estate brokerage service competitors are national, regional and local real estate brokerage companies and developers that market their own projects.

GAMING ENTERTAINMENT

Acquisition

During 2006, the Company indirectly acquired a controlling voting interest in Premier for an aggregate purchase price of $90,800,000, excluding expenses. The Company owns approximately 56% of the common units of Premier and all of Premier's preferred units, which accrue an annual preferred return of 17%. The Company also acquired Premier's junior subordinated note due August 2012, and during 2007 provided Premier with a $180,000,000 senior secured credit facility to partially fund Premier's bankruptcy plan of reorganization (discussed below). At December 31, 2007, the Company's investment in Premier was $267,600,000. At acquisition, the Company consolidated Premier as a result of its controlling voting interest; during the pendency of bankruptcy proceedings Premier was deconsolidated and accounted for under the equity method.

Plan of Reorganization

Premier owns the Hard Rock Hotel & Casino Biloxi, located in Biloxi, Mississippi, which opened to the public on June 30, 2007. The Hard Rock Biloxi was scheduled to open to the public on August 31, 2005; however, two days prior to opening, Hurricane Katrina hit the Mississippi Gulf Coast and severely damaged the hotel and related structures and completely destroyed the casino. On September 19, 2006, Premier and its subsidiary filed voluntary petitions for reorganization under chapter 11 of title 11 of the United States Bankruptcy Code before the United States Bankruptcy Court for the Southern District of Mississippi, Southern Division. Premier filed its petitions in order to seek the court's assistance in gaining access to Hurricane Katrina-related insurance proceeds (an aggregate of $161,200,000) which had been denied to Premier by its pre-petition secured bondholders.

Premier filed an amended disclosure statement and plan of reorganization on February 22, 2007 which provided for the payment in full of all of Premier's creditors, including payment of principal and accrued interest due to the holders of Premier's 10¾% senior secured notes at par (the "Premier Notes"). On July 30, 2007, the court entered an order confirming the plan, subject to a modification which Premier filed on August 1, 2007; Premier emerged from bankruptcy and once again became a consolidated subsidiary of the Company on August 10, 2007. The plan was funded in part with the $180,000,000 senior secured credit facility provided by a subsidiary of the

Company. The credit facility matures on February 1, 2012, bears interest at 10¾%, is prepayable at any time without penalty, and contains other covenants, terms and conditions similar to those contained in the indenture governing the Premier Notes.

The holders of the Premier Notes argued that they were entitled to liquidated damages under the indenture governing the Premier Notes, and as such are entitled to more than the principal amount of the notes plus accrued interest that was paid to them at emergence. Although the Company does not agree with the position taken by the Premier noteholders, in order to have the plan confirmed so that Premier could complete reconstruction of its property and open its business without further delay, the Company agreed to fund an escrow account to cover the Premier noteholders' claim for additional damages in the amount of $13,700,000, and a second escrow account for the trustee's reasonable legal fees and expenses in the amount of $1,000,000. Entitlement to the escrows is expected to be determined by the bankruptcy court during 2008. The Company believes it is probable that the court will approve payment of legal fees and expenses and has fully reserved for that contingency. However, the Company does not believe it is probable or remote that the bankruptcy court will find in favor of the Premier noteholders with respect to the additional damages escrow, and any potential loss can not be reasonably estimated. Accordingly, the Company has not accrued a loss for the additional damages contingency.

Business Description

The Hard Rock Hotel & Casino is located on an 8.5 acre site on the Mississippi Gulf Coast and has over 1,300 slot machines, 50 table games, six live poker tables, five restaurants (including a Hard Rock Café and Ruth's Chris Steakhouse), a full service spa, a 5,200 square foot pool area, 3,000 square feet of retail space, an eleven-story hotel with 318 rooms and suites and a Hard Rock Live! entertainment venue with a capacity of 1,500 persons. At December 31, 2007, Premier had approximately 1,100 full-time employees.

Premier's marketing strategy is to position the resort as a full service gaming, boutique hotel and entertainment resort catering to the Mississippi Gulf Coast marketplace and the southern region of the U.S. The Mississippi Gulf Coast region is located along the Interstate 10 corridor and is within a ninety minute drive from the New Orleans metropolitan area, Mobile, Alabama and the Florida panhandle. Premier's primary means of marketing utilizes its database of customers for direct mail campaigns and promotional giveaways designed to reward customers and generate loyalty and repeat visits. In addition, Premier benefits from the "Hard Rock" brand name which appeals to a broad range of customers and from its superior location which is within walking distance of the Beau Rivage, an MGM Mirage property and the largest hotel and casino in the Mississippi Gulf Coast market.

Hurricane Katrina completely destroyed the Hard Rock Biloxi's casino, which was a facility built on floating barges, and caused significant damage to the hotel and related structures. The new casino was constructed over water on concrete pilings that greatly improved the structural integrity of the facility; however, the threat of hurricanes remains a risk to the repaired and rebuilt facilities. Premier's current insurance policy was bound on April 20, 2007, and provides up to $263,700,000 in coverage for damage to real and personal property including up to $84,100,000 in business interruption coverage. The coverage is led by Underwriters at Lloyds and is comprised of a $20,000,000 primary layer and six excess layers. The coverage is syndicated through several insurance carriers, each with an A.M. Best Rating of A- (Excellent) or better. Although the insurance policy is an all risk policy, weather catastrophe occurrence (WCO), which is defined to include damage caused by a named storm, is limited to $130,000,000 with a deductible of $13,200,000. The WCO coverage is subject to mandatory reinstatement of limits for an additional pre-determined premium.

Competition

Premier faces significant competition primarily from nine other gaming operations in the Mississippi Gulf Coast gaming market and secondarily from gaming operations in Baton Rouge and New Orleans, Louisiana. Other competition comes from gaming operations in Lake Charles, Bossier City and Shreveport, Louisiana; Tunica and Philadelphia, Mississippi; Tampa and Hollywood, Florida and other states. The Hard Rock Biloxi also competes with riverboats and Native American gaming ventures, state-sponsored lotteries, off-track wagering, card parlors, racinos, internet gaming and other forms of gaming in the U.S., as well as with gaming on cruise ships and international gaming operations.

The Hard Rock Biloxi was the last gaming operation to open in Biloxi following Hurricane Katrina. The Hard Rock Biloxi is still in the early stages of establishing its customer database and instituting customer loyalty programs and has not yet achieved a market share of the local gaming market commensurate with the size of its facility and the gaming choices it offers. Since its competitors in the Mississippi Gulf Coast gaming market have been in operation longer than Premier they have more established gaming operations and customer databases. Many are larger and have greater financial resources than Premier.

Government Regulation

The gaming industry in Mississippi is highly regulated. Premier, its ownership and management are subject to findings of suitability reviews by the Mississippi Gaming Commission. In addition, the laws, rules and regulations of state and local governments in Mississippi require Premier to hold various licenses, registrations and permits and to obtain various approvals for a variety of matters. In order to continue operating, Premier must remain in compliance with all laws, rules and regulations and pay gaming taxes on its gross gaming revenues. Failure to maintain such approvals or obtain renewals when due, or failure to comply with new laws or regulations or changes to existing laws and regulations would have an adverse effect on Premier's business. Premier believes it is currently in compliance with all governmental rules and regulations.

DOMESTIC REAL ESTATE

At December 31, 2007, the Company's domestic real estate properties had a book value of $225,400,000. The real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. During 2007, the Company completed the sale of WilTel's former headquarters building that was not sold to Level 3. The building was sold for net cash proceeds of $53,500,000 which resulted in a small gain.

Certain of the Company's other real estate investments and their respective carrying values as of December 31, 2007 include: approximately 104 acres of land located in Myrtle Beach, South Carolina, a nearly completed large scale mixed-use development project with various residential, retail and commercial space ($111,400,000); approximately 76 acres of land located on the island of Islesboro, Maine and approximately 120 acres of land located in Rockport, Maine, each of which have submitted plans for residential subdivisions ($34,700,000 in the aggregate); a 15 acre, unentitled air rights parcel above the train tracks behind Union Station in Washington, D.C. ($10,100,000); an operating shopping center on Long Island, New York that has 71,000 square feet of retail space ($10,000,000); and an approximate 540 acre parcel located in San Miguel County, Colorado which the Company is attempting to have re-zoned into a mixture of estate lots, cabins and a lodge site ($5,700,000). The 540 acre parcel is located near Mountain Village, Colorado, a ski resort bordering Telluride, Colorado. As of December 31, 2007, non-recourse indebtedness secured by the company's real estate projects was $27,800,000, all of which was incurred in connection with the Myrtle Beach project.

In October 2007, the Company entered into an agreement with the Panama City-Bay County Airport and Industrial District of Panama City, Florida to purchase approximately 708 acres of land which currently houses the Panama City-Bay County International Airport. The Company has placed $56,500,000 into escrow; the transaction will close and title to the land will pass only after the city completes construction of a new airport and moves the airport operations to its new location. Prior to closing, all interest earned on the escrow account is for the benefit of the Company and may be withdrawn at any time. If construction on the new airport has not begun by October 2009, or if construction is not completed by April 2012, the Company has the right to terminate the agreement and receive a full refund of the escrowed funds. If the transaction closes, the Company intends to develop the property into a mixed use community with residential, retail, commercial, educational and office sites.

The Company owns approximately 30% of the outstanding common stock of HomeFed. In addition, as a result of a 1998 distribution to all of the Company's shareholders, approximately 6.6% and 8.2% of HomeFed is owned by the Company's Chairman and President, respectively. HomeFed is currently engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in the State of California. Its current development projects consist of two master-planned communities located in San Diego County, California: San Elijo Hills and a portion of the larger Otay Ranch planning area. The Company accounts for its investment in HomeFed under the equity method of accounting. At December 31, 2007, its investment had a carrying value of $47,200,000, which is included in investments in associated companies. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD); at December 31, 2007, the market value of the Company's investment was $153,400,000.

The real estate development industry is subject to substantial environmental, building, construction, zoning and real estate regulations that are imposed by various federal, state and local authorities. In order to develop its properties, the Company must obtain the approval of numerous governmental agencies regarding such matters as permitted land uses, density, the installation of utility services (such as water, sewer, gas, electric, telephone and cable television) and the dedication of acreage for various community purposes. Furthermore, changes in prevailing local circumstances or applicable laws may require additional approvals or modifications of approvals previously obtained. Delays in obtaining required approvals and authorizations could adversely affect the profitability of the Company's projects.

MEDICAL PRODUCT DEVELOPMENT

Business

At December 31, 2007, the Company owned approximately 87% of Sangart, a biopharmaceutical company principally engaged in developing an oxygen transport agent for various medical uses. From 2003 through December 31, 2007, the Company invested an aggregate of $97,700,000 in Sangart, principally to help fund Sangart's ongoing product development activities (as a development stage company, Sangart does not have any revenues from product sales). Since inception, the Company has recorded Sangart losses of $73,900,000, resulting from product development expenses and Sangart's overhead costs. The Company expects to invest up to an additional $48,500,000 in 2008 upon its exercise of existing warrants, which would increase its ownership interest up to approximately 91%. Sangart became a consolidated subsidiary of the Company in 2005; the book value of the Company's investment in Sangart was $23,800,000 at December 31, 2007.

In 2002, Sangart commenced human clinical trials of its current product candidate, Hemospan®, a form of cell-free hemoglobin administered intravenously to treat a variety of medical conditions, including use as an alternative to red blood cell transfusions. A principal function of human blood is to transport oxygen throughout the body, the absence of which can cause organ dysfunction or death. The basis for Sangart's technology is the result of more than 20 years of research in the understanding of how hemoglobin (the oxygen carrier in red blood cells) functions outside of red blood cells in a cell-free environment. Hemospan offers universal compatibility with all blood types and, as compared to red blood cell transfusions, reduced risk of infectious disease transmission and a longer storage life. Hemospan is made from human hemoglobin that is extracted from outdated human blood obtained from accredited blood centers, which is then combined with polyethylene glycol using Sangart's proprietary processes. Sangart's manufacturing process is able to generate approximately three units of Hemospan using a single unit of blood, which serves to expand the supply of donated blood. Sangart owns or exclusively licenses thirteen U.S. patents and has more than thirty applications pending worldwide covering product composition, manufacturing or methods of use.

Sangart has previously completed five Phase I and Phase II human clinical studies designed to assess product safety and gather early indications of the product's effectiveness. In February 2007, Sangart commenced two Phase III clinical trials that are designed to demonstrate Hemospan's safety and effectiveness in preventing and treating low blood pressure during surgery and in reducing the incidence of operative and postoperative complications. The Phase III studies are being conducted in six countries in Europe and will involve a total of 830 patients. Patient enrollment is expected to be completed in early 2008. Following completion of the Phase III trials, Sangart plans to prepare and submit an application for marketing approval to the appropriate regulatory authorities in Europe in early 2009, with a U.S. application to follow.

The outcome of the Phase III trials will determine how broad initial marketing approval for Hemospan will be, although the Company can not provide assurance that any approval will be received. If initial marketing approval is for a relatively narrow subset of elective surgery procedures, subsequent clinical trials may be required to evaluate and demonstrate the safety and effectiveness of Hemospan in additional elective surgeries, trauma care, and other circumstances in which delivery of oxygen to tissue provides clinical benefit (e.g., sickle cell disease, strokes and heart attacks). Sangart cannot control either the length of time required for regulatory approval or whether expanded or additional clinical trials will be required. Delays and additional studies could result in additional development cost expenditures.

Substantially all of the funding needed for Hemospan development has come from sales of Sangart's equity securities. The additional investment the Company expects to make upon the exercise of warrants in 2008, along with additional investment from minority shareholders, would provide Sangart with $50,000,000 which is projected to be sufficient to fund activities through the filing of the application for regulatory approval in Europe. Thereafter, additional funding will be needed prior to regulatory approval and commercial launch; the source of such funding has not as yet been determined.

Competitive Environment

Hemospan is intended to address the needs of the blood market. Currently there are more than 14,000,000 units of packed red blood cells transfused each year in the U.S., the majority of which are used in treating trauma and elective surgery patients for whom Hemospan may be an alternative. Currently there are no similar products approved for sale in the U.S. or the European Union; however, other companies are developing products that could potentially compete with Hemospan.

Any successful commercialization of Hemospan will depend on an adequate supply of raw materials, principally blood and polyethylene glycol, at an acceptable quality, quantity and price. Sangart is currently working with potential suppliers of raw materials; however, commitments from suppliers of blood and polyethylene glycol to support a commercial launch are not yet in place and competitors may seek commitments from the same blood suppliers. Sangart leases a 56,700 square foot combination office and manufacturing facility that currently produces Hemospan for its clinical trials. Sangart believes that its current manufacturing facility would have more than enough capacity to support a commercial launch, but significant capital improvements and engineering designs would be required. Alternatively, Sangart may conclude it is more efficient or operationally effective to outsource its manufacturing operations for a commercial launch. In addition to obtaining requisite regulatory approvals and increasing manufacturing capacity for the manufacture and sale of Hemospan, Sangart would have to create sales, marketing and distribution capabilities prior to any commercial launch of this product, either directly or in partnership with a service provider.

Government Regulation

As a product intended for medical use, clinical trials, marketing approval, manufacturing and distribution of Hemospan is highly regulated. An application for marketing approval may only be made after the safety and effectiveness of the product has been demonstrated, including through human clinical trial data. In the U.S., the U.S. Food and Drug Administration regulates medical products, including the category known as "biologics", which includes Hemospan. The Federal Food, Drug and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of Hemospan.

In Europe, each country has its own agency that regulates clinical trials. However, the Committee for Medicinal Products for Human Use ("CHMP"), which is administered by the European Agency for the Evaluation of Medicinal Products, is an EU-wide regulatory body. Following completion of clinical trials, marketing approval can be granted either by a centralized application through CHMP, or on a decentralized basis by one or more selected countries. Sangart is currently considering which path will best fit its needs and objectives.

OTHER OPERATIONS

Wineries

The Company owns two wineries, Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon. Pine Ridge, which was acquired in 1991, has been conducting operations since 1978, while the Company started Archery Summit in 1993. Since acquisition, the Company's investment in winery operations has grown, principally to fund the acquisition of land for vineyard development and to increase production capacity and storage facilities at both of the wineries. It can take up to five years for a new vineyard property to reach full production and, depending upon the varietal produced, up to three years after grape harvest before the wine can be sold. The Company controls 229 acres of vineyards in Napa Valley, California and 116 acres of vineyards in the Willamette Valley of Oregon, substantially all of which are owned and producing grapes. The Company believes that its vineyards are located in some of the most highly regarded appellations of the Napa and Willamette Valleys. At December 31, 2007, the Company's combined net investment in these wineries was $70,000,000. The wineries sold approximately 68,000 9-liter equivalent cases of wine generating revenues of $18,500,000 during 2007 and 81,000 9-liter equivalent cases of wine generating revenues of $19,500,000 during 2006. Additionally, in 2005 and 2006, the Company acquired an aggregate of 611 acres of land in the Horse Heaven Hills of Washington's Columbia Valley, of which approximately 85 acres are currently undergoing vineyard development. At December 31, 2007, the Company's total investment in the Washington property was $5,900,000.

These wineries primarily produce and sell wines in the very competitive ultra premium and luxury segments of the premium table wine market. The Company's wines are primarily sold to distributors, who then sell to retailers and restaurants. As permitted under federal and local regulations, the wineries have also been placing increasing emphasis on sales direct to consumers, which they are able to do through the internet, wine clubs and at the wineries' tasting rooms. During 2007, direct sales to consumers represented 25% of case sales and 52% of wine revenues. Sales of the Company's wines in California (excluding direct sales to consumers) amounted to approximately 9% of 2007 wine revenues.

The Company's wines compete with small and large producers in the U.S., as well as with imported wines, and the ultimate consumer has many choices. Demand for wine in the ultra premium and luxury market segments can rise and fall with general economic conditions, and is also significantly affected by grape supply. While the Company's current vineyard holdings in the Napa and Willamette valleys will continue to be the most significant source for its wine products in the immediate future, the Company plans to supplement certain brands with purchased fruit to meet demand for its products and to provide the raw materials for the launch of new products. The demand for the Company's wines is also affected by the ratings given the Company's wines in industry and consumer publications.

The wineries' production, sales and distribution activities are subject to regulation by agencies of both federal and state governments. Many states have historically prohibited or restricted sales of wine direct to consumers by producers that are located in another state, even though the same states may permit in-state producers to ship direct to in-state consumers. In 2005, the U.S. Supreme Court decided that such discriminatory state direct shipment laws violated the Commerce Clause of the U.S. Constitution. As a result, many states have revised their laws to allow both in-state and out-of-state wineries to ship directly to consumers. Other states have prohibited direct-to-consumer sales by in-state and out-of-state wineries. Overall, these changes have improved the Company's ability to sell wine directly to consumers.

Energy Projects

During the past few years, the Company has been incurring costs to investigate and evaluate the development of a number of large scale domestic energy projects. Certain of the large scale projects employ gasification technology to convert different types of low grade fossil fuels into clean energy products. The Company has also invested in certain energy projects that do not employ gasification technologies, one of which is described below. The Company has expensed costs to investigate and evaluate its various energy projects of $22,400,000, $8,300,000 and $1,600,000 during the years ended December 31, 2007, 2006 and 2005, respectively.

Although there are a number of large scale projects the Company is currently investigating, the Company is not obligated to develop any of the projects, and no assurance can be given that the Company will be successful in fully developing any of these projects. Any project that the Company might develop would likely require a significant equity investment by the Company, the acquisition of substantial non-recourse borrowings to build the projects (total development costs for these types of projects range from $1 billion to $3 billion), the procurement of purchase commitments for long-term supplies of feedstock, long-term commitments from purchasers of the output, and significant technological and engineering expertise to implement. The investigation, evaluation and financing of these large scale projects take years to complete. Other than as described below, the Company does not expect that any of the projects it is currently working on would reach the financing stage in the next 12 to 18 months, if ever.

The Company is currently evaluating a gasification project, which would be built in Louisiana. The initial feasibility work has been completed; however, the continued investigation and possible development of this project is dependent upon the issuance of $1,000,000,000 principal amount of tax exempt bond financing by a Louisiana state agency and the satisfaction of certain other conditions. The bonds have been allocated to the Company's project but have not as yet been issued. In addition, significant additional financing will have to be raised from third parties and a significant equity contribution from the Company would be required.

A subsidiary of the Company has acquired a leasehold interest and certain permits to construct and operate an onshore liquefied natural gas ("LNG") receiving terminal and associated facilities on the Skipanon Peninsula near the confluence of the Skipanon and Columbia Rivers in Warrenton, Clatsop County, Oregon. The project includes construction of an offshore slip and berth for offloading LNG carriers, onshore facilities to receive and store up to 480,000 cubic meters of LNG and vaporizers to regasify LNG at a baseload rate of 1 billion standard cubic feet per day ("bscfd") with a peak rate of 1.5 bscfd. The current plan includes construction of an approximate 120 mile long 36-inch diameter natural gas pipeline to transport regasified natural gas to the U.S. natural gas transmission grid, which in turn will interconnect with other natural gas pipelines, including the interstate transmission system of Williams Northwest Pipeline at the Molalla Gate Station. Numerous regulatory permits and approvals and acquisition of rights of way for the pipeline will be required before project construction can commence; construction of the receiving terminal and associated facilities is expected to begin in the fourth quarter of 2009 and construction of the pipeline is expected to begin in the fourth quarter of 2010. Completion of the project is also subject to obtaining significant financing from third parties; the current estimated project cost is $1,300,000,000.

OTHER INVESTMENTS

Jefferies High Yield Holdings, LLC ("JHYH")

During 2007, the Company and Jefferies formed JHYH, a newly formed entity, and the Company and Jefferies each committed to invest $600,000,000. The Company has invested $250,000,000 in cash plus its $100,000,000 investment in JPOF II; its remaining $250,000,000 commitment will be funded at the sole discretion of Jefferies. JHYH owns Jefferies High Yield Trading, LLC ("JHYT"), a registered broker-dealer that is engaged in the secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, public and private equity, equity derivatives, credit default swaps and other financial instruments. JHYT makes markets in high yield and distressed securities and provides research coverage on these types of securities. JHYT does not invest or make markets in sub-prime residential mortgage securities.

Jefferies and the Company each have the right to nominate two of a total of four directors to JHYH's board, and each own 50% of the voting securities. The organizational documents also permit passive investors to invest up to $800,000,000. Jefferies also received additional JHYH securities entitling it to 20% of the profits. The voting and non-voting interests are entitled to a pro rata share of the profits of JHYH, and are mandatorily redeemable in 2013, with an option to extend up to three additional one-year periods. Under generally accepted accounting principles ("GAAP"), JHYH is considered a variable interest entity that is consolidated by Jefferies, since Jefferies is the primary beneficiary. The Company accounts for its investment in JHYH under the equity method of accounting. At December 31, 2007, JHYH had total assets of $1,200,000,000 and reported net income of $14,400,000. The Company's share of JHYH's net income was $4,300,000 during 2007.

For the period from January 1, 2007 through March 31, 2007, and for the years ended December 31, 2006 and 2005, the Company recorded income under the equity method of accounting from its investment in JPOF II of $3,000,000, $26,200,000 and $23,600,000, respectively, all of which was distributed to the Company shortly after the end of each period. Over the seven years the Company had its investment in JPOF II, the weighted average return on investment was approximately 20% per year.

Fortescue

The Company has invested an aggregate of $452,200,000 in Fortescue's Pilbara iron ore and infrastructure project in Western Australia, including expenses. In exchange for its cash investment, the Company has received 277,986,000 common shares of Fortescue (split adjusted), representing approximately 9.9% of the outstanding Fortescue common stock, and a $100,000,000 note of FMG that matures in August 2019. Interest on the note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from the project's Cloud Break and Christmas Creek areas. The note is unsecured and subordinate to the project's senior secured debt referred to below. Fortescue is a publicly traded company on the Australian Stock Exchange, and the shares acquired by the Company may be sold without restriction on the Australian Stock Exchange or in accordance with applicable securities laws. The Company's investment in the Fortescue common shares is classified as a non-current available for sale investment and carried at market value as of each balance sheet date. At December 31, 2007, the market value of the Fortescue common shares was $1,824,700,000.

For accounting purposes, the Company allocated its initial Fortescue investment to the common shares acquired (based on the market value at acquisition), a 13 year zero-coupon note and a prepaid mining interest. The zero-coupon note was recorded at an estimated initial fair value of $21,600,000, representing the present value of the principal amount discounted at 12.5%. The prepaid mining interest of $184,300,000 has been classified with other non-current assets, and will be amortized to expense as the 4% of revenue is earned. Cash interest payments on the note may lag the period interest is earned due to covenants contained in the project's senior secured debt. Any interest that is not paid when accrued will earn simple interest at 9.5%.

The project information presented in the paragraphs below was obtained from Fortescue's website, (http://www.fmgl.com.au/), which contains substantial additional information about Fortescue and the project. In April 2006, Fortescue announced a proved reserve estimate of 121 million metric tons of iron ore and a probable reserve estimate of 932 million metric tons of iron ore, in accordance with the Australasian Joint Ore Reserves Committee code. This reserve estimate is solely for the Cloud Break and Christmas Creek mining tenements, which cover an area of approximately 770 square kilometers. Fortescue has additional tenements in the Pilbara region of Western Australia, and in November 2007 announced an additional 1 billion metric tons of inferred resources in the Solomon area. Although Fortescue has received all major approvals required under the various governmental, environmental, and native title processes for the Cloud Break and Christmas Creek tenements, it does not possess the approvals or financing necessary for mining activities at its other tenements. Mining revenues derived from the Solomon area or other tenements do not increase the interest payable to the Company on the FMG note.

Fortescue's initial feasibility study was commissioned to identify a quantity and quality of iron ore that would support an initial mine plan that produces 45 million metric tons per annum ("mtpa") for a 20 year period. Fortescue has since launched an optimization program and increased its base mining plan to 55 mtpa. Fortescue has announced agreements with third parties, including relationships with the largest Chinese steel mills, which intend to purchase all of the initial 45 mtpa production as well as an additional 50 mtpa of expansion tonnage. These agreements reference the "benchmark price" for premium Pilbara iron ore which is set annually based on the first negotiated price between any of the world's largest steel mills and one of the world's three largest iron ore producers. As of February 14, 2008, the benchmark price for the year beginning in April 2008 had not yet been set; however, a substantial increase is expected.

In addition to the Company's investment and equity investments from other parties, Fortescue raised $2,051,000,000 of senior secured debt to fund the construction of the project, which includes a 260 kilometer railroad, port and related port infrastructure at Port Hedland, Australia, as well as a crushing and screening plant, access roads and other infrastructure at the mine site. At the end of 2007, Fortescue announced that construction on the rail, port, and mine site was approximately 80% complete and that it expects to begin shipping ore in May 2008. The forecasted final cost for the infrastructure associated with the mine, rail and port, which is reported monthly, aggregates A$2,765,000,000 ($2,494,000,000 at exchange rates in effect on February 14, 2008).

Goober Drilling

During 2006, the Company acquired a 30% limited liability company interest in Goober Drilling for aggregate consideration of $60,000,000, excluding expenses, and agreed to lend to Goober Drilling, on a secured basis, up to $126,000,000 to finance new rig equipment purchases and construction costs and to repay existing debt. During 2007 the Company increased its equity interest to 50% for additional payments aggregating $45,000,000. In addition, the credit facility was amended to increase the borrowing capacity to $138,500,000 and the interest rate to LIBOR plus 5%, the Company provided Goober Drilling with an additional secured credit facility of $45,000,000 at an interest rate of LIBOR plus 10%, and the Company provided another secured credit facility of $15,000,000 at an interest rate at the greater of 8% or LIBOR plus 2.6%. At December 31, 2007, the aggregate outstanding loan amount was $171,000,000 excluding accrued interest. The additional funding was required due to increased raw material and labor costs to construct the new rigs and working capital needs due to delays in rig construction.

Goober Drilling is a land based contract oil and gas drilling company based in Stillwater, Oklahoma that provides drilling services to oil and natural gas exploration and production companies in the Mid-Continent Region of the U.S., primarily in Oklahoma and Texas. The majority of wells drilled are natural gas wells. Goober Drilling, which has been in business since 1991, typically generates revenues through drilling contracts based on daily rates, footage (charged by depth of the well) or based on a turnkey contract (fixed price to drill a well). In 2007, the majority of drilling services were performed on a "day work" or daily rate basis. Goober Drilling supplies the drilling rig and all ancillary equipment and drilling personnel.

Goober Drilling's business volume and profitability is significantly affected by the actual and anticipated price of natural gas and levels of natural gas in storage. The natural gas exploration and production industry is cyclical and the level of exploration and production activity has historically been very volatile. During periods of lower levels of drilling activity, price competition for drilling services tends to increase which may result in reduced revenues and profitability; conversely, during periods of increased drilling activity drilling rigs are in demand often resulting in higher prices and contractual commitments from customers to obtain exclusive use of a particular rig for a longer term. Seasonality does not significantly impact Goober Drilling's business or operations. During 2007, profitability was adversely impacted by mixed views of future natural gas prices, an oversupply of rigs in the marketplace and the construction and other delays experienced in getting new rigs into the marketplace.

As of December 31, 2007, Goober Drilling had 36 drilling rigs, of which 17 are under contract for a 1 to 3 year term, 2 are operating under term contracts which will expire within the next 12 months, 8 are under well-to-well contracts with specific customers, 7 are "floaters" or rigs that are made available on the spot market and 2 are small older rigs not currently in use. In addition, the company has committed to purchase one additional rig which will be made available on a spot basis until a contract is secured. Goober Drilling expects that the one remaining purchased rig, which has yet to be delivered, will be operational during the first quarter of 2008.

The contract drilling business is highly competitive. Customers award contracts to contract drillers based on factors such as price, rig availability, quality of service, proximity to the well site, experience with the specific geological formation, condition and type of equipment, reputation, safety of operations and customer relationships. Contracts for drilling services may be awarded based solely on price.

CLC

CLC is a Spanish company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. It was a consolidated subsidiary of the Company from its acquisition in September 1999 until August 2005, at which time the Company sold a 70% interest to Inmet, a Canadian-based global mining company traded on the Toronto stock exchange (Symbol: IMN). Inmet acquired the interest in CLC in exchange for 5,600,000 newly issued Inmet common shares, representing approximately 11.6% of Inmet's current outstanding common shares. Although the Inmet shares have registration rights, they may not be sold until the earlier of August 2009 or the date on which the Company is no longer obligated under the guarantee discussed below. The Inmet shares are reflected on the Company's consolidated balance sheet at their fair value on the date they were received of approximately $78,000,000; at December 31, 2007, the market value of the Inmet shares was $451,800,000. The Company retains a 30% interest in CLC.

CLC entered into an agreement with third party lenders for project financing consisting of a ten year senior secured credit facility of up to $240,000,000 and a senior secured bridge credit facility of up to €69,000,000 to finance subsidies and value-added tax. The Company and Inmet have guaranteed 30% and 70%, respectively, of the obligations outstanding under both facilities until completion of the project as defined in the project financing agreement. At December 31, 2007, approximately $126,900,000 was outstanding under the senior secured credit facility and €24,000,000 was outstanding under the senior secured bridge credit facility. The Company and Inmet have also committed to provide financing to CLC which is currently estimated to be €239,000,000 ($350,000,000 at exchange rates in effect on February 14, 2008), of which the Company's share will be 30% ($80,000,000 of which has been loaned as of December 31, 2007). CLC's senior secured credit facilities restrict CLC's ability to make distributions to Inmet and the Company; assuming CLC achieves its mining plan the Company would not expect to receive distributions before 2010.

A May 2005 technical report prepared by Pincock, Allen & Holt, an independent engineering company, indicated proven and probable reserves at the Las Cruces deposit of approximately 16 million metric tons of copper ore at an average grade of 6.6% copper. The capital costs to build the project have been estimated at €463,000,000 ($678,000,000 at exchange rates in effect on February 14, 2008), including working capital, land purchases, and contingencies, but excluding reclamation bonding requirements, inflation, interest during construction, cost overruns and other financing costs. The capital cost estimate assumed mine production would commence April 1, 2008; however, due to a variety of factors CLC now expects to begin commercial production in the fourth quarter of 2008 and reach full mine production in early 2009. For each month mine production is delayed after April 1, 2008, capital costs are expected to increase by approximately €4,000,000 until production begins. Cash operating costs per pound of copper produced over the life of the mine are expected to average €0.49 per pound ($0.72 per pound) of copper produced. The project's capital and operating costs will be paid for in euros, while copper revenues during the life of the mine are currently based on the U.S. dollar. In order to minimize its exposure to currency fluctuations, CLC has entered into an agreement to swap €171,000,000 of euro denominated debt into $215,000,000 of U.S. dollar denominated debt once construction of the mine is complete.

Other

In June 2007, the Company invested $200,000,000 to acquire a 10% limited partnership interest in Pershing Square, a newly-formed private investment partnership whose investment decisions are at the sole discretion of Pershing Square's general partner. The stated objective of Pershing Square is to create significant capital appreciation by investing in Target Corporation. For the period from investment to December 31, 2007, the Company recorded losses of $85,500,000 from this investment under the equity method of accounting, principally resulting from declines in the market value of Target Corporation's common stock. At December 31, 2007, the book value of the Company's investment in Pershing Square was $114,500,000.

In January 2007, the Company invested $74,000,000 in Highland Opportunity, a limited partnership which principally invests through a master fund in mortgage-backed and asset-backed securities. During 2007, the Company recorded pre-tax losses from this investment under the equity method of accounting of $17,600,000; at December 31, 2007, the book value of the Company's investment in Highland Opportunity was $57,400,000.

In January 2007, the Company invested $25,000,000 in Shortplus, a limited partnership which principally invests through a master fund in a short-term based portfolio of asset-backed securities. During 2007, the Company recorded pre-tax income from this investment under the equity method of accounting of $54,500,000; at December 31, 2007, the book value of the Company's investment in Shortplus was $79,500,000.

In September 2007, the Company invested $75,000,000 in Ambrose, a limited partnership which principally invests through a master fund in anticipated corporate transactions including mergers, acquisitions, recapitalizations and similar events. During 2007, the Company recorded pre-tax losses from this investment under the equity method of accounting of $1,100,000; at December 31, 2007, the book value of the Company's investment in Ambrose was $73,900,000.

The Company has invested $50,000,000 in Wintergreen, a limited partnership that invests in domestic and foreign debt and equity securities. The Company recorded pre-tax income from this investment under the equity method of accounting of $14,000,000, $11,000,000 and $500,000 for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, the book value of the Company's investment in Wintergreen was $75,500,000.

In 2004, the Company invested $75,000,000 in INTL Consilium Emerging Market Absolute Return Fund, LLC ("INTL"), a limited liability company that is invested in a master fund which primarily invests in emerging markets debt and equity securities. INTL and the master fund are managed and controlled by an investment manager who has full discretion over investment and operating decisions. Under GAAP, INTL is considered a variable interest entity and the Company is the primary beneficiary; as a result, the Company accounts for its investment in INTL as a consolidated subsidiary. The Company has included INTL in its Corporate segment. The Company recorded pre-tax income from this investment of $13,900,000, $5,100,000 and $9,900,000 for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, the book value of the Company's investment in INTL was $56,100,000.

The Company owns approximately 38% of the common stock of Light & Power Holdings Ltd., the parent company of The Barbados Light and Power Company Limited, the primary generator and distributor of electricity in Barbados. At December 31, 2007, the Company's investment of $18,800,000 was accounted for on the cost method of accounting, due to currency exchange restrictions and stock transfer restrictions.

The Company beneficially owns equity interests representing more than 5% of the outstanding capital stock of each of the following domestic public companies at February 14, 2008 (determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934): AmeriCredit Corp. ("ACF") (25%), The FINOVA Group Inc. ("FINOVA") (25%), HomeFed (29.9%) and International Assets Holding Corporation (16.5%). In addition to the Company's equity interests in Fortescue and Inmet discussed above, the Company also owns a 7% equity interest in JZ Equity Partners PLC, a British company traded on the London Stock Exchange.

For further information about the Company's business, including the Company's investments, reference is made to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report and Notes to Consolidated Financial Statements.

Item 1A. Risk Factors.

Our business is subject to a number of risks. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this Report, before you decide whether to purchase our common stock. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Future acquisitions and dispositions of our operations and investments are possible, and if unsuccessful could reduce the value of our common shares. Any future acquisitions or dispositions may result in significant changes in the composition of our assets and liabilities. Consequently, our financial condition, results of operations and the trading price of our common shares may be affected by factors different from those affecting our financial condition, results of operations and trading price at the present time.

We are dependent on certain key personnel. We are dependent on the services of Ian M. Cumming and Joseph S. Steinberg, our Chairman of the Board and President, respectively. Messrs. Cumming's and Steinberg's employment agreements with us expire June 30, 2015. These individuals are also significant shareholders of our

Company. As of February 14, 2008, Messrs. Cumming and Steinberg and trusts for the benefit of their respective families (excluding certain private charitable foundations) beneficially owned approximately 11.3% and 12.5% of our outstanding common shares, respectively. Accordingly, Messrs. Cumming and Steinberg exert significant influence over all matters requiring approval by our shareholders, including the election or removal of directors and the approval of mergers or other business combination transactions.

We operate in a variety of industries and market sectors, all of which are very competitive and susceptible to economic downturns and would be adversely affected by a recession. A worsening of general economic or market conditions may result in lower valuations for our businesses or investments or have a negative impact on the credit quality of our assets.

Declines in the U.S. housing market have reduced revenues and profitability of the manufacturing businesses and may continue to do so.

Our manufacturing operations are subject to risks associated with increased volatility in raw material prices and availability of key raw materials. If the price for our raw materials continues to increase and we are not able to pass these price increases to our customers, or we are unable to obtain key raw materials, our results of operations will be negatively impacted.

STi Prepaid may not be able to obtain sufficient or cost-effective termination capacity to particular destinations. This could result in an inability to fulfill customer demands or in higher costs, which could adversely affect revenues and margins.

Pricing on STi Prepaid's prepaid phone card business is highly sensitive to price declines and subject to intense competition. We believe in some instances our competitors offer or appear to offer rates to consumers that are below their cost in order to gain market share. This type of pricing by one or more of our competitors can adversely affect our revenues and profits.

STi Prepaid relies on independent distributors to generate revenues, who may not devote sufficient efforts to promote and sell our products rather than the products of our competitors.

The Hard Rock Biloxi is a new business with no operating history, and Premier does not have any experience operating a gaming facility. If Premier is unable to manage the risks inherent in the establishment of a new business enterprise, it would negatively impact operating results.

Increases in mortgage interest rate levels or decreases in available consumer credit could reduce consumer demand for certain of our real estate development projects.

The Company's current and future investment in Sangart is subject to certain regulatory risks and costs, as well as risks associated with the operation of a new business without a proven track record. Sangart's activities are subject to extensive government regulation and Sangart cannot generate any revenue without regulatory approval of its products. Sangart is also subject to all of the risks inherent in establishing a new business.

Sangart's Hemospan product is subject to competition from other products under development. There are other companies developing products for the same market that Sangart is targeting, and if they are successful in bringing their product to market before Sangart it may significantly impair Sangart's ability to compete in the same market segment.

Sangart's success depends on its ability to obtain, maintain and defend patent protection for its products and technologies, preserve trade secrets and operate without infringing the intellectual property rights of others. The patent positions of biopharmaceutical companies, such as Sangart, are generally uncertain and involve complex legal and factual questions. If Sangart's intellectual property positions are challenged, invalidated, circumvented or expire, or if Sangart fails to maintain its third-party intellectual property licenses in good standing, its ability to successfully bring Hemospan to market would be adversely affected, it could incur monetary liabilities or be required to cease using the technology or product in dispute.

Goober Drilling's revenues and profitability are impacted by natural gas supplies and prices and the supply of drilling rigs in the marketplace. During periods of decreased demand for natural gas, Goober Drilling's rig utilization will decline and its competitors may also have excess capacity in the marketplace, which would adversely impact Goober Drilling's revenues and profitability.

The Company has a substantial investment in ACF, a company that makes automobile loans to sub-prime and other borrowers. If ACF's loan losses increase or its ability to make new loans and grow its business is impaired, its revenues and profits would decline, adversely affecting the value of the Company's investment.

The Company has substantial investments in Fortescue, Inmet and CLC, entities which are engaged in the mining of base metals (principally iron ore and copper), the prices of which have recently been at record levels. If these prices decline or delays occur in bringing the mines into production, the value of the Company's investments would decline.

We could experience significant increases in operating costs and reduced profitability due to competition for skilled management and staff employees in our operating businesses.

From time to time we are subject to litigation, for which we may be unable to accurately assess our level of exposure and which if adversely determined, may have a material adverse effect on our consolidated financial condition or results of operations. The Company and its subsidiaries are or may become parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position or liquidity. However, adverse determinations in specific legal matters could have a material adverse impact on the Company's consolidated financial position or results of operations.

We may not be able to generate sufficient taxable income to fully realize our deferred tax asset. At December 31, 2007, we have recognized a deferred tax asset of $1,138,100,000. If we are unable to generate sufficient taxable income, we will not be able to fully realize the recorded amount of the deferred tax asset.

We may not be able to insure certain risks economically. We cannot be certain that we will be able to insure all risks that we desire to insure economically or that all of our insurers or reinsurers will be financially viable if we make a claim. If an uninsured loss or a loss in excess of insured limits should occur, results of operations could be adversely affected.

We may reduce or cease to pay dividends on our common shares. On a split adjusted basis, we paid cash dividends of $0.25 per common share in 2007 and 2006 and $0.125 per common share in 2005. However, we cannot assure you that we will pay dividends on our common shares in the future or, if we do, the amount of such dividends. The payment of dividends on our common shares in the future is subject to the discretion of our Board of Directors and will depend upon general business conditions, the availability of our NOLs, legal and contractual restrictions on the payment of dividends and other factors that our Board of Directors may deem to be relevant. In connection with the declaration of dividends or the making of distributions on, or the purchase, redemption or other acquisition of our common shares, we are required to comply with certain restrictions contained in certain of our debt instruments.

Our common shares are subject to transfer restrictions. We and certain of our subsidiaries have significant NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the tax attributes, our certificate of incorporation contains provisions that generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 5% or more of our common shares and the ability of persons or entities now owning 5% or more of our common shares from acquiring additional common shares. The restriction will remain until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) and (c) the beginning of our taxable year to which these tax attributes may no longer be carried forward. The restriction may be waived by our Board of Directors. Shareholders are advised to carefully monitor their ownership of our common shares and consult their own legal advisors and/or us to determine whether their ownership of our common shares approaches the proscribed level.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties.

Real estate investments that are part of the Company's Domestic Real Estate segment are described in Item 1 of this Report. Idaho Timber's plants and sawmills, which are the principal properties used in its business are described in Item 1 of this Report.

Through its various subsidiaries, the Company owns and utilizes office space in Salt Lake City, Utah for corporate and other activities (totaling approximately 31,900 square feet). Subsidiaries of the Company own facilities primarily used for plastics manufacturing located in Georgia, Virginia and Genk, Belgium (totaling approximately 457,300 square feet), facilities and land in California, Oregon and Washington used for winery operations (totaling approximately 110,800 square feet and 1,007 acres, respectively) and facilities and land in Florida and South Carolina used for property management and services (totaling approximately 60,600 square feet and 13 acres, respectively).

Premier's Hard Rock Hotel & Casino facility is approximately 592,000 square feet and is located on an 8.5 acre site which includes land that is owned by Premier and adjacent water bottom which is leased from the State of Mississippi.

The Company and its subsidiaries lease numerous manufacturing, warehousing, office and headquarters facilities. The facilities vary in size and have leases expiring at various times, subject, in certain instances, to renewal options. A subsidiary of the Company also leases space in New York, New York for corporate and other activities (approximately 29,800 square feet). See Notes to Consolidated Financial Statements.

Item 3. Legal Proceedings.

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

Item 10. Executive Officers of the Registrant.

All executive officers of the Company are elected at the organizational meeting of the Board of Directors of the Company held annually and serve at the pleasure of the Board of Directors. As of February 14, 2008, the executive officers of the Company, their ages, the positions held by them and the periods during which they have served in such positions were as follows:

Name	Age	Position with Leucadia	Office Held Since
Ian M. Cumming	67	Chairman of the Board	June 1978
Joseph S. Steinberg	64	President	January 1979
Thomas E. Mara	62	Executive Vice President	May 1980
Joseph A. Orlando	52	Vice President and Chief Financial Officer	January 1994; April 1996
Barbara L. Lowenthal	53	Vice President and Comptroller	April 1996
Justin R. Wheeler	35	Vice President	October 2006
Joseph M. O'Connor	32	Vice President	May 2007
Rocco J. Nittoli	49	Vice President and Treasurer	September 2007; May 2007

Mr. Cumming has served as a director and Chairman of the Board of the Company since June 1978 and as Chairman of the Board of FINOVA since August 2001. Mr. Cumming has also been a director of Skywest, Inc., a Utah-based regional air carrier, since June 1986 and a director of HomeFed since May 1999. Mr. Cumming is also an alternate director of Fortescue should Mr. Steinberg be unavailable to vote on Fortescue board matters.

Mr. Steinberg has served as a director of the Company since December 1978 and as President of the Company since January 1979. In addition, he has served as a director of HomeFed since August 1998 (Chairman since December 1999) and FINOVA since August 2001. He has served as a director of Fortescue since August 2006.

Mr. Mara joined the Company in April 1977 and was elected Vice President of the Company in May 1977. He has served as Executive Vice President of the Company since May 1980 and as Treasurer of the Company from January 1993 to May 2007. In addition, he has served as a director and Chief Executive Officer of FINOVA since September 2002 and as a director of Inmet since August 2005.

Mr. Orlando, a certified public accountant, has served as Chief Financial Officer of the Company since April 1996 and as Vice President of the Company since January 1994.

Ms. Lowenthal, a certified public accountant, has served as Vice President and Comptroller of the Company since April 1996.

Mr. Wheeler joined the Company in March 2000, and has served in a variety of capacities in the Company's subsidiaries and as Vice President of the Company since October 2006.

Mr. O'Connor joined the Company in August 2001 and has served as Vice President of the Company since May 2007.

Mr. Nittoli joined the Company in September 1997, and has served in a variety of capacities in the Company's subsidiaries and as Treasurer of the Company since May 2007, and as Vice President of the Company since September 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

The common shares of the Company are traded on the NYSE under the symbol LUK. The following table sets forth, for the calendar periods indicated, the high and low sales price per common share on the consolidated transaction reporting system, as reported by the Bloomberg Professional Service provided by Bloomberg L.P.

	Common Share	
	High	Low
2006		
First Quarter	$29.93	$23.26
Second Quarter	32.62	27.67
Third Quarter	29.31	25.07
Fourth Quarter	29.35	25.52
2007		
First Quarter	$30.27	$26.61
Second Quarter	36.87	29.33
Third Quarter	49.14	35.78
Fourth Quarter	51.62	42.77
2008		
First Quarter (through February 14, 2008)	$47.92	$39.53

As of February 14, 2008, there were approximately 2,537 record holders of the common shares.

On a split adjusted basis, the Company paid cash dividends of $0.25 per common share in 2007 and 2006 and $0.125 per common share in 2005. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Board of Directors may deem to be relevant.

In connection with the declaration of dividends or the making of distributions on, or the purchase, redemption or other acquisition of common shares, the Company is required to comply with certain restrictions contained in certain of its debt instruments. For further information, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Report.

Certain subsidiaries of the Company have significant NOLs and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the Company's tax attributes, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year of the Company to which certain tax benefits may no longer be carried forward.

The Company's purchases of its common shares during the fourth quarter of 2007 were as follows:

ISSUER PURCHASES OF EQUITY SECURITIES

	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs
October 1 to October 31	1,215	$49.55	–	$ –
Total	1,215		–	

(1) Consists of common shares received from an employee to exercise stock options. Shares were valued at the market price at the date of the option exercise.

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. In March 2007, the Company's Board of Directors increased to 12,000,000 the maximum number of shares that the Company is authorized to purchase. At December 31, 2007, the Company is authorized to purchase 11,995,285 common shares.

Stockholder Return Performance Graph

Set forth below is a graph comparing the cumulative total stockholder return on our common shares against the cumulative total return of the Standard & Poor's 500 Stock Index and the Standard & Poor's 1500 Industrial Conglomerates Index for the period commencing December 31, 2002 to December 31, 2007. Index data was furnished by Standard & Poor's Compustat Services, Inc. The graph assumes that $100 was invested on December 31, 2002 in each of our common stock, the S&P 500 Index, and the S&P 1500 Industrial Conglomerates Index and that all dividends were reinvested.


Comparison of Cumulative Five Year Total Return
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
Market Value(s)
2002
2003
2004
2005
2006
2007
Year
Leucadia National Corporation
S&P 500 Index
S&P 1500 Industrial Conglomerates

Item 6. Selected Financial Data.

The following selected financial data have been summarized from the Company's consolidated financial statements and are qualified in their entirety by reference to, and should be read in conjunction with, such consolidated financial statements and Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of this Report.

	Year Ended December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share amounts)				
SELECTED INCOME STATEMENT DATA: (a)					
Revenues and other income (b)	**$1,154,895**	$862,672	$689,883	$379,566	$242,614
Expenses	**1,211,983**	728,852	555,448	272,742	248,525
Income (loss) from continuing operations before income taxes, minority expense of trust preferred securities and equity in income (losses) of associated companies	**(57,088)**	133,820	134,435	106,824	(5,911)
Income from continuing operations before equity in income (losses) of associated companies	**502,683**	92,049	1,265,473	127,368	25,695
Equity in income (losses) of associated companies, net of taxes	**(21,875)**	37,720	(45,133)	76,479	76,947
Income from continuing operations (c)	**480,808**	129,769	1,220,340	203,847	102,642
Income (loss) from discontinued operations, including gain on disposal, net of taxes	**3,486**	59,630	415,701	(58,347)	(5,588)
Net income	**484,294**	189,399	1,636,041	145,500	97,054
Per share:					
Basic earnings (loss) per common share:					
Income from continuing operations	**$2.20**	$ .60	$5.66	$ .96	$ .56
Income (loss) from discontinued operations, including gain on disposal	**.02**	.28	1.93	(.28)	(.03)
Net income	**$2.22**	$ .88	$7.59	$ .68	$ .53
Diluted earnings (loss) per common share:					
Income from continuing operations	**$2.09**	$ .60	$5.34	$ .93	$ .55
Income (loss) from discontinued operations, including gain on disposal	**.01**	.25	1.80	(.26)	(.03)
Net income	**$2.10**	$ .85	$7.14	$ .67	$ .52

	At December 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share amounts)				
SELECTED BALANCE SHEET DATA: (a)					
Cash and investments	**$4,216,690**	$2,657,021	$2,687,846	$2,080,309	$1,403,619
Total assets	**8,126,622**	5,303,824	5,260,884	4,800,403	4,397,164
Debt, including current maturities	**2,136,550**	1,159,461	1,162,382	1,131,922	682,135
Shareholders' equity	**5,570,492**	3,893,275	3,661,914	2,258,653	2,134,161
Book value per common share	**$25.03**	$18.00	$16.95	$10.50	$10.05
Cash dividends per common share	**$ .25**	$ .25	$ .13	$ .13	$ .08

(a) Subsidiaries are reflected above as consolidated entities from the date of acquisition as follows: ResortQuest, June 2007; STi Prepaid, March 2007; Sangart, November 2005; and Idaho Timber, May 2005. As discussed above, Premier is reflected as a consolidated subsidiary from May 2006 until September 2006; it once again became a consolidated subsidiary in August 2007. For additional information, see Note 3 of Notes to Consolidated Financial Statements.

(b) Includes net securities gains of $95,641,000, $117,159,000, $208,816,000, $136,564,000 and $9,928,000 for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.

(c) During 2007 and 2005, the Company's revised projections of future taxable income enabled it to conclude that it is more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $542,700,000 in 2007 and $1,135,100,000 in 2005 of the deferred tax valuation allowance was reversed as a credit to income tax expense. As a result of the favorable resolution of various state and federal income tax contingencies, the income tax provision reflects a benefit of approximately $2,300,000 for 2007, $8,000,000 for 2006, $27,300,000 for 2004 and $24,400,000 for 2003.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The purpose of this section is to discuss and analyze the Company's consolidated financial condition, liquidity and capital resources and results of operations. This analysis should be read in conjunction with the consolidated financial statements and related notes which appear elsewhere in this Report.

Liquidity and Capital Resources

Parent Company Liquidity

Leucadia National Corporation (the "Parent") is a holding company whose assets principally consist of the stock of its direct subsidiaries, cash and cash equivalents and other non-controlling investments in debt and equity securities. The Parent continuously evaluates the retention and disposition of its existing operations and investments and investigates possible acquisitions of new businesses in order to maximize shareholder value. Accordingly, further acquisitions, divestitures, investments and changes in capital structure are possible. Its principal sources of funds are its available cash resources, liquid investments, bank borrowings, public and private capital market transactions, repayment of subsidiary advances, funds distributed from its subsidiaries as tax sharing payments, management and other fees, and borrowings and dividends from its subsidiaries.

In addition to cash and cash equivalents, the Company also considers investments classified as current assets and investments classified as non-current assets on the face of its consolidated balance sheet as being generally available to meet its liquidity needs. Securities classified as current and non-current investments are not as liquid as cash and cash equivalents, but they are generally easily convertible into cash within a short period of time. As of December 31, 2007, the sum of these amounts aggregated $4,216,700,000. However, since $447,900,000 of this amount is pledged as collateral pursuant to various agreements, represents investments in non-public securities or is held by subsidiaries that are party to agreements which restrict the Company's ability to use the funds for other purposes (including the Inmet shares), the Company does not consider those amounts to be available to meet the Parent's liquidity needs. The $3,768,800,000 that is available is comprised of cash and short-term bonds and notes of the U.S. Government and its agencies, U.S. Government-Sponsored Enterprises and other publicly traded debt and equity securities (including the investment in Fortescue common shares discussed below). The investment income realized from the Parent's cash, cash equivalents and marketable securities is used to meet the Parent company's short-term recurring cash requirements, which are principally the payment of interest on its debt and corporate overhead expenses.

The Parent's only long-term cash requirement is to make principal payments on its long-term debt ($1,923,200,000 principal outstanding as of December 31, 2007), of which $475,000,000 is due in 2013, $350,000,000 is due in 2014, $500,000,000 is due in 2015, $500,000,000 is due in 2017 and $98,200,000 is due in 2027. Historically, the Parent has used its available liquidity to make acquisitions of new businesses and other investments, but, except as disclosed in this Report, the timing of any future investments and the cost can not be predicted. Should the Company require additional liquidity for an investment or any other purpose, the Parent also has an unsecured bank credit facility of $100,000,000 that matures in 2011 and bears interest based on the Eurocurrency Rate or the prime rate. No amounts are currently outstanding under the bank credit facility. In addition, based on discussions with commercial and investment bankers, the Company believes that it has the ability to raise additional funds under acceptable conditions for use in its existing businesses or for appropriate investment opportunities. The Parent's senior debt obligations are rated two levels below investment grade by Moody's Investors Services and one level below investment grade by Standard & Poor's and Fitch Ratings. Ratings issued by bond rating agencies are subject to change at any time.

In March 2007, STi Prepaid purchased 75% of the assets of Telco for an aggregate purchase price of $121,800,000 in cash, including expenses. The acquisition cost was principally allocated to components of working capital and to deferred tax assets, including a reduction to the Company's deferred tax valuation allowance of $98,600,000.

In March 2007, the Company invested an additional $48,500,000 in Sangart (increasing its ownership interest to approximately 87%) principally to fund Sangart's ongoing product development activities. The Company also received warrants for the right (but not the obligation) to invest up to an additional $48,500,000 on the same terms, which if fully invested would increase its ownership interest to approximately 91%. The Company expects to exercise the warrants in 2008.

In June 2007, the Company completed the acquisition of ResortQuest for $11,900,000, including expenses and working capital adjustments finalized subsequent to the closing date.

As discussed above, on August 10, 2007, Premier emerged from chapter 11 bankruptcy proceedings and once again became a consolidated subsidiary of the Company. Premier was initially accounted for as a consolidated subsidiary when it was acquired during 2006; however, Premier was deconsolidated on September 19, 2006, when it filed voluntary petitions for reorganization under the bankruptcy code, before the United States Bankruptcy Court for the Southern District of Mississippi, Southern Division. Premier filed its petitions in order to seek the court's assistance in gaining access to Hurricane Katrina-related insurance proceeds which had been denied to Premier by its pre-petition secured bondholders. While in bankruptcy proceedings the Company's investment and loans to Premier were accounted for as an investment in an associated company ($125,600,000 as of December 31, 2006).

Premier's plan was funded in part with a $180,000,000 senior secured credit facility provided by a subsidiary of the Company. The credit facility matures on February 1, 2012, bears interest at 10¾%, is prepayable at any time without penalty, and contains other covenants, terms and conditions similar to those contained in the indenture governing the Premier Notes. Since the plan did not result in any change in ownership of the voting interests in Premier, the Company did not apply "fresh start" accounting and did not treat the reconsolidation of Premier as the acquisition of a business that, under the purchase method of accounting, requires the measurement of assets and liabilities at fair value. Accordingly, the Company reconsolidated the assets and liabilities of Premier upon its emergence from bankruptcy using its historical basis in Premier's assets and liabilities.

The plan provided for the payment in full of all of Premier's creditors, including payment of principal and accrued interest due to the holders of Premier's 10¾% senior secured notes at par (the "Premier Notes"). The holders of the Premier Notes argued that they were entitled to liquidated damages under the indenture governing the Premier Notes, and as such are entitled to more than the principal amount of the notes plus accrued interest that was paid to them at emergence. Although the Company does not agree with the position taken by the Premier noteholders, in order to have the plan confirmed so that Premier could complete reconstruction of its property and open its business without further delay, the Company agreed to fund an escrow account to cover the Premier noteholders' claim for additional damages in the amount of $13,700,000, and a second escrow account for the trustee's reasonable legal fees and expenses in the amount of $1,000,000. Entitlement to the escrows is expected to be determined by the court during 2008. The Company believes it is probable that the court will approve payment of legal fees and expenses and has fully reserved for that contingency. However, the Company does not believe it is probable or remote that the court will find in favor of the Premier noteholders with respect to the additional damages escrow, and any potential loss can not be reasonably estimated. Accordingly, the Company has not accrued a loss for the additional damages contingency.

Hurricane Katrina completely destroyed the Hard Rock Biloxi's casino, which was a facility built on floating barges, and caused significant damage to the hotel and related structures. The new casino was constructed over water on concrete pilings that greatly improved the structural integrity of the facility; however, the threat of hurricanes remains a risk to the repaired and rebuilt facilities. Premier's current insurance policy was bound on April 20, 2007, and provides up to $263,700,000 in coverage for damage to real and personal property including up to $84,100,000 in business interruption coverage. The coverage is led by Underwriters at Lloyds and is comprised of a $20,000,000 primary layer and six excess layers. The coverage is syndicated through several insurance carriers, each with an A.M. Best Rating of A- (Excellent) or better. Although the insurance policy is an all risk policy, WCO, which is defined to include damage caused by a named storm, is limited to $130,000,000 with a deductible of $13,200,000. The WCO coverage is subject to mandatory reinstatement of limits for an additional pre-determined premium.

In March 2007, the Board of Directors increased the number of the Company's common shares that the Company is authorized to purchase. As a result, the Company is authorized to purchase up to 12,000,000 common shares. Such purchases may be made from time to time in the open market, through block trades or otherwise. Depending on market conditions and other factors, such purchases may be commenced or suspended at any time without notice. During the three year period ended December 31, 2007, the only common shares acquired by the

Company were from employees in connection with the employees' exercise of stock options. As of February 14, 2008, the Company is authorized to repurchase 11,995,285 common shares.

In March 2007, the Company sold $500,000,000 principal amount of its newly authorized 7⅛% Senior Notes due 2017 in a private placement transaction. Net proceeds after payment of underwriting fees were $490,000,000. Pursuant to an exchange offer, these notes were subsequently exchanged for a new issue of debt securities registered under the Securities Act, with terms identical to those of the 7⅛% Senior Notes (except for provisions relating to transfer restrictions and payment of additional interest).

In September 2007, the Company sold $500,000,000 principal amount of its newly authorized 8⅛% Senior Notes due 2015 at an issue price of 98.307%. Net proceeds after payment of underwriting fees were $481,700,000.

In September 2007, the Company completed the issuance and sale of 5,500,000 of its common shares at a price of $45.50 per share. Net proceeds after payment of underwriting fees were $242,000,000.

During 2007, the Company increased its equity interest in Goober Drilling to 50% for additional payments aggregating $45,000,000. In addition, the senior secured credit facility was amended to increase the borrowing capacity to $138,500,000 and the interest rate to LIBOR plus 5%, the Company provided Goober Drilling with an additional secured credit facility of $45,000,000 at an interest rate of LIBOR plus 10%, and the Company provided another secured credit facility of $15,000,000 at an interest rate at the greater of 8% or LIBOR plus 2.6%. At December 31, 2007, the aggregate outstanding loan amount was $171,000,000 excluding interest. The additional funding was required due to increased raw material and labor costs to construct the new rigs and working capital needs due to delays in rig construction. The Company's investment in Goober Drilling is classified as an investment in an associated company.

In April 2007, the Company and Jefferies expanded and restructured the Company's equity investment in JPOF II, one of several entities managed by Jefferies that invested capital in Jefferies' high yield trading business. The Company committed to invest $600,000,000 in a newly formed entity, JHYH, Jefferies committed to invest the same amount as the Company, and passive investors may invest up to $800,000,000 in the aggregate over time. In April 2007, after regulatory approval for the new venture was received, the Company contributed $250,000,000 to JHYH along with its $100,000,000 investment in JPOF II; the timing of the Company's remaining $250,000,000 contribution is at the sole discretion of Jefferies. The Company's investment in JHYH is classified as an investment in an associated company.

The Company has invested an aggregate of $452,200,000 in Fortescue's Pilbara iron ore and infrastructure project in Western Australia ($44,200,000 in 2007 and $408,000,000 in 2006), including expenses. In exchange for its cash investment, the Company has received 277,986,000 common shares of Fortescue (split adjusted), representing approximately 9.9% of the outstanding Fortescue common stock, and a $100,000,000 note of FMG that matures in August 2019. Interest on the note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from the project's Cloud Break and Christmas Creek areas. The note is unsecured and subordinate to the project's senior secured debt. Fortescue is a publicly traded company on the Australian Stock Exchange, and the shares acquired by the Company may be sold without restriction on the Australian Stock Exchange or in accordance with applicable securities laws. The Company's investment in the Fortescue common shares is classified as a non-current available for sale investment and carried at market value as of each balance sheet date. At December 31, 2007, the market value of the Fortescue common shares was $1,824,700,000.

Over the past few years, the Company has invested in various limited partnerships or limited liability companies that are engaged in investing and/or securities transactions activities whose investment decisions are at the sole discretion of the entity's general partner or managing member. These investments include Pershing Square ($200,000,000 in 2007), Ambrose ($75,000,000 in 2007), Highland Opportunity ($74,000,000 in 2007), Shortplus ($25,000,000 in 2007) and Wintergreen (a total of $50,000,000 invested during 2006 and 2005), each of which is classified as an investment in associated companies.

As of February 25, 2008, the Company had acquired or had the right to acquire 25.6% of the outstanding voting securities of ACF, a company listed on the NYSE (Symbol: ACF), for aggregate cash consideration of $373,900,000 ($70,100,000 was invested as of December 31, 2007). ACF is an independent auto finance company that is in the business of purchasing and servicing automobile sales finance contracts, predominantly to consumers who are typically unable to obtain financing from other sources. ACF has historically funded its auto lending activities through the transfer of loans in securitization transactions. The Company also has the right to vote certain shares owned by another party; in total, the Company has acquired or has the right to acquire the ability to vote 26.5% of ACF's outstanding voting securities. In February 2008, with the acquisition of sufficient ACF shares that gave the Company the ability to exercise significant influence, the Company elected to account for its investment in ACF on a fair value basis pursuant to Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115."

The Company and certain of its subsidiaries have substantial NOLs and other tax attributes. The amount and availability of the NOLs and other tax attributes are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could impose limitations on the use of the NOLs, the Company's certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of five percent or more of the common shares and the ability of persons or entities now owning five percent or more of the common shares from acquiring additional common shares. The restrictions will remain in effect until the earliest of (a) December 31, 2024, (b) the repeal of Section 382 of the Internal Revenue Code (or any comparable successor provision) or (c) the beginning of a taxable year of the Company to which certain tax benefits may no longer be carried forward. For more information about the NOLs and other tax attributes, see Note 16 of Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

As discussed above, the Company relies on the Parent's available liquidity to meet its short-term and long-term needs, and to make acquisitions of new businesses and investments. Except as otherwise disclosed herein, the Company's operating businesses do not generally require material funds from the Parent to support their operating activities, and the Parent does not depend on positive cash flow from its operating segments to meet its liquidity needs. The components of the Company's operating businesses and investments change frequently as a result of acquisitions or divestitures, the timing of which is impossible to predict but which often have a material impact on the Company's consolidated statements of cash flows in any one period. Further, the timing and amounts of distributions from certain of the Company's investments in partnerships accounted for under the equity method are generally outside the control of the Company. As a result, reported cash flows from operating, investing and financing activities do not generally follow any particular pattern or trend, and reported results in the most recent period should not be expected to recur in any subsequent period.

Net cash of $18,400,000 was used for operating activities during 2007 as compared to $91,500,000 of net cash provided by operating activities during 2006. The change reflects decreased collections of receivables and distributions of earnings from associated companies, increased income tax payments and greater corporate overhead expenses. The change in operating cash flows also reflects increased funds generated from activity in the trading portfolio, decreased payment of incentive compensation and decreased defined benefit pension plan contributions. During 2006, cash provided by operating activities reflects the collection of the balance of certain receivables from AT&T Inc. ($198,500,000). The AT&T receivables resulted from a termination agreement entered into between the Company's former telecommunications subsidiary, WilTel, and its largest customer during 2005. In 2007, distributions from associated companies principally include earnings distributed by JPOF II ($29,200,000) and EagleRock ($15,000,000). In 2006, distributions from associated companies principally include earnings distributed by JPOF II ($23,600,000) and EagleRock ($48,200,000). Contributions to the defined benefit pension plans were $50,100,000 in 2006; no material contributions were made in 2007.

Funds used for operating activities during 2007 include the results of companies acquired during 2007, STi Prepaid and ResortQuest, for the period they were owned by the Company, and the results of Premier following its reconsolidation in the third quarter of 2007. STi Prepaid's telecommunications operations generated funds from operating activities of $26,700,000 and the Company's property management and services segment generated funds of $3,700,000. While it was a consolidated subsidiary, Premier used funds of $38,500,000 in 2007 and $25,900,000 in 2006. Funds provided by the Company's manufacturing segments decreased to $25,300,000 in 2007 as compared to $45,300,000 in 2006, reflecting reduced profitability. Funds used by Sangart, a development stage company, increased to $24,800,000 during 2007 from $19,400,000 during 2006. Funds provided by operating activities for 2006 also include $9,100,000 of funds used by discontinued operations.

Net cash provided by operating activities decreased by $229,600,000 in 2006 as compared to the prior year, due principally to no 2006 cash flows from WilTel, which was sold in December 2005, reduced distributions of earnings from associated companies, reduced funds generated from activity in the trading portfolio, payment of incentive compensation and increased defined benefit pension plan contributions. In addition, funds provided by operating activities during 2006 reflect a $19,400,000 use of funds by Sangart, a development stage company which became a subsidiary in November 2005. During 2006, cash provided by operating activities reflect the collection of the balance of certain receivables from AT&T discussed above. WilTel's cash flow from operating activities for the 2005 period prior to its sale was $278,500,000. In 2006, distributions from associated companies principally include earnings distributed by EagleRock ($48,200,000) and JPOF II ($23,600,000). In 2005, distributions from associated companies principally resulted from JPOF II ($16,200,000) and the sale of Union Square, two entities in which the Company had non-controlling equity interests. In May 2005, these entities sold their respective interests in an office complex located on Capitol Hill in Washington, D.C.; the Company's share of the net proceeds was $73,200,000. Contributions to the defined benefit pension plans were $50,100,000 in 2006 as compared to $21,800,000 in 2005. The current status of the Company's frozen defined benefit pension plans is more fully discussed below.

Net cash flows used for investing activities were $957,400,000 in 2007 and $186,200,000 in 2006; net cash flows provided by investing activities were $22,600,000 in 2005. During 2007, acquisitions, net of cash acquired principally include assets acquired by STi Prepaid ($85,400,000) and ResortQuest ($9,700,000) and cash acquired upon the reconsolidation of Premier ($17,300,000). During 2006, acquisitions, net of cash acquired principally include the acquisition of Premier ($105,700,000). During 2005, acquisitions, net of cash acquired principally include ATX Communications, Inc. ("ATX") ($12,500,000), Idaho Timber ($133,500,000) and NSW, LLC U.S. ("NSW"), an acquisition by Conwed Plastics ($26,600,000). During 2006, proceeds from the disposal of discontinued operations net of expenses and cash sold were $120,200,000, principally reflecting the sale of Symphony Healthcare Services, LLC ("Symphony") and ATX and the resolution of WilTel's working capital adjustment relating to the December 2005 sale of WilTel. During 2005, proceeds from the disposal of discontinued operations net of expenses and cash sold principally reflect the sales of WilTel ($357,100,000) and the Waikiki Beach hotel ($95,200,000). During 2007, funds provided by the disposal of real estate, property and equipment and other assets include the sale of WilTel's former headquarters building for $53,500,000. During 2006, funds provided by the disposal of real estate, property and equipment and other assets include the sale of 8 acres of unimproved land in Washington, D.C. by 711 Developer, LLC ("Square 711"), a 90% owned subsidiary of the Company, ($75,700,000) and the sale of two associated companies ($56,400,000). Investments in associated companies include JHYH ($250,000,000), Pershing Square ($200,000,000), Goober Drilling ($108,000,000), Ambrose ($75,000,000), Highland Opportunity ($74,000,000), Shortplus ($25,000,000), CLC ($53,500,000) and Premier ($160,500,000) in 2007, Goober Drilling ($188,000,000), Safe Harbor Domestic Partners L.P. ("Safe Harbor") ($50,000,000), Wintergreen ($30,000,000) and CLC ($12,100,000) in 2006, and Wintergreen ($20,000,000) in 2005. Capital distributions from associated companies principally include Goober Drilling ($33,200,000) and Safe Harbor ($25,000,000) in 2007.

As a result of the sale of WilTel, the Company's use of funds for property, equipment and leasehold improvements declined significantly in 2007 and 2006; funds used for WilTel's acquisition of property, equipment and leasehold improvements totaled $96,100,000 in 2005. During 2007, the change in restricted cash principally results from the $56,500,000 escrow deposit made in connection with the Panama City real estate project. Pursuant to the indenture governing the Premier Notes, Premier was required to put insurance proceeds it collected into restricted accounts, which is the principal reason for the net change in restricted cash during 2006. Premier's cash flow activity is reflected in the Company's 2006 consolidated statement of cash flows only during the period it was a consolidated subsidiary (April through September 2006).

Net cash provided by financing activities was $1,145,500,000 in 2007 and net cash used for financing activities was $5,200,000 in 2006 and $442,700,000 in 2005. During 2007, issuance of debt, net of expenses, includes $500,000,000 principal amount of 7⅛% Senior Notes and $500,000,000 principal amount of 8⅛% Senior Notes. Issuance of debt during 2006 and 2005 principally relates to repurchase agreements, which are discussed below. During 2005, funds were used to retire customer banking deposits of the Company's former banking and lending operations (which have been run-off) as they became due and the remaining deposits were sold. The reduction of debt during 2007 principally relates to the repurchase agreements. The reduction of debt during 2006 includes the repayment of debt of Square 711 ($32,000,000), which was sold, and the maturity of the Company's 7⅞% Senior Subordinated Notes ($21,700,000). The reduction of debt during 2005 includes the repayment of $442,500,000 of debt of operations sold (WilTel and Waikiki Beach hotel) and the maturity of the Company's 8¼% Senior Subordinated Notes ($19,100,000).

Issuance of common shares for 2007 principally reflects the issuance and sale of 5,500,000 of the Company's common shares as discussed above and the exercise of employee stock options. Issuance of common shares for 2006 and 2005 principally reflects the exercise of employee stock options.

Debt due within one year includes $125,000,000 and $181,800,000 as of December 31, 2007 and 2006, respectively, relating to repurchase agreements of one of the Company's subsidiaries. These fixed rate repurchase agreements have a weighted average interest rate of approximately 5.1%, mature in January 2008 and are secured by non-current investments with a carrying value of $129,100,000 at December 31, 2007.

During 2001, a subsidiary of the Company borrowed $53,100,000 secured by certain of its corporate aircraft, of which $39,200,000 is currently outstanding. Capital leases of another subsidiary aggregating $8,700,000 consist of a sale-leaseback transaction related to other corporate aircraft. The Parent company has guaranteed these financings.

The Company's senior note indentures contain covenants that restrict its ability to incur more Indebtedness or issue Preferred Stock of Subsidiaries if the Company fails to maintain a specified ratio of Consolidated Debt to Consolidated Tangible Net Worth, limit the ability of the Company and Material Subsidiaries to incur, in certain circumstances, Funded Debt or Liens, and contain other terms and restrictions all as defined in the senior note indentures. The Company's bank credit agreement also contains covenants and restrictions which are generally more restrictive than the senior note indentures; however, the Company has the ability to terminate the bank credit agreement if no amounts are outstanding. The Company is in compliance with all of these restrictions, and the Company has the ability to incur additional indebtedness or make distributions to its shareholders and still remain in compliance with these restrictions. Certain of the debt instruments of subsidiaries of the Company require that collateral be provided to the lender; principally as a result of such requirements, the assets of subsidiaries which are subject to limitations on transfer of funds to the Company were approximately $303,800,000 at December 31, 2007. For more information, see Note 12 of Notes to Consolidated Financial Statements.

As shown below, at December 31, 2007, the Company's contractual cash obligations totaled $3,684,024,000.

	Payments Due by Period (in thousands)				
Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Debt, including current maturities	$2,136,550	$132,405	$ 49,550	$ 35,112	$1,919,483
Estimated interest expense on debt	1,105,836	146,097	275,095	266,523	418,121
Capital commitment to JHYH	250,000	250,000	–	–	–
Estimated payments related to derivative financial instruments	13,248	5,321	7,271	656	–
Planned funding of pension and postretirement obligations	26,033	4,345	19,259	771	1,658
Operating leases, net of sublease income	126,127	11,839	19,219	15,615	79,454
Asset purchase obligations	1,330	582	643	105	–
Other	24,900	1,200	2,700	3,000	18,000
Total Contractual Cash Obligations	$3,684,024	$551,789	$373,737	$321,782	$2,436,716

The estimated interest expense on debt includes estimated interest related to variable rate debt which the Company determined using rates in effect at December 31, 2007. Estimated payments related to a currency swap agreement are based on the currency rate in effect at December 31, 2007. Amounts related to the Company's consolidated pension liability ($22,400,000) are included in the table primarily during the 1-3 year period; however, the exact timing of the cash payments is uncertain. The above amounts do not include liabilities for unrecognized tax benefits as the timing of payments, if any, is uncertain. Such amounts aggregated $13,300,000 at December 31, 2007; for more information, see Note 16 of Notes to Consolidated Financial Statements.

At December 31, 2007, the Company had recorded a liability of $22,400,000 on its consolidated balance sheet for its unfunded defined benefit pension plan obligations. This amount represents the difference between the present value of amounts owed to current and former employees (referred to as the projected benefit obligation) and the market value of plan assets set aside in segregated trust accounts. Since the benefits in these plans have been frozen, future changes to the benefit obligation are expected to principally result from benefit payments, differences between actuarial assumptions and actual experience and interest rates.

Although the Company did not make any significant pension plan contributions during 2007, the Company does expect to make substantial contributions to the segregated trust accounts in the future to reduce its plan liabilities and reduce administrative and insurance costs associated with the plans. The tax deductibility of these contributions is not a primary consideration, principally due to the availability of the Company's NOLs to otherwise reduce taxable income. The timing and amount of additional contributions are uncertain; however, the Company believes it will make substantial contributions over the next few years to reduce, but not to entirely eliminate, its defined benefit pension plan liability.

The Company maintained defined benefit pension plans covering certain operating units prior to 1999, and WilTel also maintained defined pension benefit plans that were not transferred in connection with the sale of WilTel. As of December 31, 2007, certain amounts for these plans are reflected separately in the table below (dollars in thousands):

	The Company's Plans	WilTel's Plans
Projected benefit obligation	$51,759	$168,541
Funded status – balance sheet liability at December 31, 2007	4,556	17,803
Deferred losses included in other comprehensive income	14,468	7,095
Discount rate used to determine the projected benefit obligation	5.20%	6.30%

Calculations of pension expense and projected benefit obligations are prepared by actuaries based on assumptions provided by management. These assumptions are reviewed on an annual basis, including assumptions about discount rates, interest credit rates and expected long-term rates of return on plan assets. For the Company's plans, a discount rate was selected to result in an estimated projected benefit obligation on a plan termination basis, using current rates for annuity settlements and lump sum payments weighted for the assumed elections of participants. For the WilTel plans, the timing of expected future benefit payments was used in conjunction with the Citigroup Pension Discount Curve to develop a discount rate that is representative of the high quality corporate bond market, adjusted for current rates which might be available for annuity settlements.

These discount rates will be used to determine pension expense in 2008. Holding all other assumptions constant, a 0.25% change in these discount rates would affect pension expense by $600,000 and the benefit obligation by $7,800,000.

The deferred losses in other comprehensive income primarily result from changes in actuarial assumptions, including changes in discount rates, changes in interest credit rates and differences between the actual and assumed return on plan assets. Deferred losses are amortized to expense if they exceed 10% of the greater of the projected benefit obligation or the market value of plan assets as of the beginning of the year; such amount aggregated $10,700,000 at December 31, 2007 for all plans. A portion of these excess deferred losses will be amortized to expense during 2008, based on an amortization period of twelve years.

The assumed long-term rates of return on plan assets are based on the investment objectives of the specific plan, which are more fully discussed in Note 17 of Notes to Consolidated Financial Statements. Differences between the actual and expected rates of return on plan assets have not been material.

Off-Balance Sheet Arrangements

At December 31, 2007, the Company's off-balance sheet arrangements consist of guarantees and letters of credit aggregating $76,000,000. Pursuant to an agreement that was entered into before the Company sold CDS Holding Corporation ("CDS") to HomeFed in 2002, the Company agreed to provide project improvement bonds for the

San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2007, the amount of outstanding bonds was $12,100,000, which expires at various times through 2010. Subsidiaries of the Company have outstanding letters of credit aggregating $15,300,000 at December 31, 2007, principally to secure various obligations. Substantially all of these letters of credit expire before 2012.

As discussed above, the Company has also guaranteed 30% of the amounts outstanding under CLC's $240,000,000 senior secured credit facility and CLC's €69,000,000 senior secured bridge credit facility. At December 31, 2007, $126,900,000 was outstanding under the senior secured credit facility and €24,000,000 was outstanding under the senior secured bridge credit facility; as a result, the Company's outstanding guaranty at that date was $38,100,000 and €7,200,000 ($10,500,000 at exchange rates in effect on February 14, 2008), respectively.

Critical Accounting Estimates

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a material impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–The Company records a valuation allowance to reduce its deferred tax asset to the amount that is more likely than not to be realized. If in the future the Company were to determine that it would be able to realize its deferred tax asset in excess of its net recorded amount, an adjustment would increase income in such period or, if such determination were made in connection with an acquisition, an adjustment would be made in connection with the allocation of the purchase price to acquired assets and liabilities. If in the future the Company were to determine that it would not be able to realize all or part of its deferred tax asset, an adjustment would be charged to income in such period. The determination of the amount of the valuation allowance required is based, in significant part, upon the Company's projection of future taxable income at any point in time. The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions.

During 2007 and 2005, the Company's revised projections of future taxable income enabled it to conclude that it is more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $542,700,000 in 2007 and $1,135,100,000 in 2005 of the deferred tax valuation allowance was reversed as a credit to income tax expense. The Company's conclusion that a portion of the deferred tax asset is more likely than not to be realized is strongly influenced by its historical ability to generate significant amounts of taxable income and its projections of future taxable income, and also takes into consideration unrealized gains in its investment portfolio. The Company's estimate of future taxable income considers all available evidence, both positive and negative, about its current operations and investments, includes an aggregation of individual projections for each material operation and investment, estimates apportionment factors for state and local taxing jurisdictions and includes all future years that the Company estimated it would have available net operating losses. The Company believes that its estimate of future taxable income is reasonable but inherently uncertain, and if its current or future operations and investments generate taxable income greater than the projected amounts, further adjustments to reduce the valuation allowance are possible. Conversely, if the Company realizes unforeseen material losses in the future, or its ability to generate future taxable income necessary to realize a portion of the deferred tax asset is materially reduced, additions to the valuation allowance could be recorded. At December 31, 2007, the balance of the deferred tax valuation allowance was approximately $299,800,000.

Impairment of Long-Lived Assets–In accordance with Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

The Company did not recognize any impairment losses on long-lived assets during 2007 or 2006; however, during 2005 an impairment loss of $42,400,000 was recorded to reduce the carrying amount of WilTel's former headquarters facility to its estimated fair value in connection with the sale of WilTel to Level 3 (classified with gain on disposal of discontinued operations). WilTel's former headquarters building, including the adjacent parking garage, was not included in the sale to Level 3 and was retained by the Company. The Company concluded that the change in the manner in which the asset was being used, from a headquarters facility of an operating subsidiary to a property held for investment, was a change in circumstances which indicated that the carrying amount of the facility might not be recoverable. During 2007, the building was sold for net cash proceeds of $53,500,000, which resulted in a small gain.

Impairment of Securities–Investments with an impairment in value considered to be other than temporary are written down to estimated fair value. The write-downs are included in net securities gains in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis.

The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment. The Company's assessment involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. The Company recorded impairment charges for securities of $36,800,000, $12,900,000 and $12,200,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Business Combinations–At acquisition, the Company allocates the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their relative fair values. Significant judgments and estimates are often made to determine these allocated values, and may include the use of appraisals, consider market quotes for similar transactions, employ discounted cash flow techniques or consider other information the Company believes relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are materially different from initially recorded amounts adjustments are recorded. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill which is not amortized to expense. Recorded goodwill of a reporting unit is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net book value.

Subsequent to the finalization of the purchase price allocation, any adjustments to the recorded values of acquired assets and liabilities would be reflected in the Company's consolidated statement of operations. Once final, the Company is not permitted to revise the allocation of the original purchase price, even if subsequent events or circumstances prove the Company's original judgments and estimates to be incorrect. In addition, long-lived assets like property and equipment, amortizable intangibles and goodwill may be deemed to be impaired in the future resulting in the recognition of an impairment loss; however, under GAAP the methods, assumptions and results of an impairment review are not the same for all long-lived assets. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations for many years into the future.

Purchase price allocations for all of the Company's recent acquisitions have been finalized. Adjustments to the initial purchase price allocations were not material.

Use of Fair Value Estimates–Substantially all of the Company's investment portfolio is classified as either available for sale or as trading securities, both of which are carried at estimated fair value in the Company's consolidated balance sheet. The estimated fair values are principally based on publicly quoted market prices, which can rise or fall in reaction to a wide variety of factors or events, and as such are subject to market-related risks and uncertainties. The Company also invests in limited partnerships or limited liability companies which are accounted for under the equity method of accounting. These investees hold investments in publicly and non-publicly traded securities, and as such are also subject to market-related risks and uncertainties and the risks inherent in estimating the fair values of such securities. Since changes in the fair value of all of these investments are recognized in the Company's consolidated balance sheet, and with respect to trading securities or securities owned by equity method investees also in the Company's consolidated statement of operations, the Company is exposed to volatility in securities markets.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. Estimates of the likelihood that a loss will be incurred and of contingent loss amounts normally require significant judgment by management, can be highly subjective and are subject to material change with the passage of time as more information becomes available. As of December 31, 2007, the Company's accrual for contingent losses was not material.

Results of Operations

General

Substantially all of the Company's operating businesses sell products or services that are impacted by general economic conditions in the U.S. and to a lesser extent internationally. Poor general economic conditions can reduce the demand for products or services sold by the Company's operating subsidiaries and/or result in reduced pricing for products or services. Troubled industry sectors, like the residential real estate market, can have an adverse direct impact not only on the Company's real estate and property management and services segments, but also can have an adverse indirect impact on some of the Company's other operating segments, including manufacturing and gaming entertainment. The discussions below concerning revenue and profitability by segment consider current economic conditions and the impact such conditions have on each segment; however, should general economic conditions worsen and/or if the country experiences a recession, the Company believes that all of its businesses would be more adversely impacted than currently anticipated.

The Company does not have any operating businesses that are participants in the sub-prime real estate lending sector, though a tightening in consumer lending standards has and will have a direct or indirect negative impact on certain of the Company's operations. The Company's investment portfolio includes mortgage-backed securities of $319,500,000 at December 31, 2007; however, all of these securities are rated investment grade and issued by United States Government agencies or U.S. Government-Sponsored Enterprises. The Company has also invested in certain investment partnerships (classified as investments in associated companies) that invest in securities whose values are directly affected by the sub-prime lending crisis. The Company's exposure to changes in their values is limited to the net book value of its investment in such partnerships. At December 31, 2007, the aggregate book value of the Company's investments in such partnerships was approximately $140,000,000.

Manufacturing–Idaho Timber

Revenues and other income for Idaho Timber for the years ended December 31, 2007 and 2006 and from the date of acquisition (May 2005) through December 31, 2005 were $292,200,000, $345,700,000 and $239,000,000, respectively; gross profits were $25,100,000, $30,000,000 and $22,000,000, respectively; salaries and incentive compensation expenses were $7,800,000, $9,400,000 and $6,300,000, respectively; depreciation and amortization expenses were $4,600,000, $4,900,000 and $4,200,000, respectively; and pre-tax income was $9,100,000, $12,000,000 and $8,200,000, respectively.

Idaho Timber's revenues for 2007 continued to reflect the weak demand resulting from reductions in housing starts and the abundant supply of high-grade lumber in the marketplace. Although shipment volume increased throughout much of 2007 as compared to the last quarter of 2006, the full year shipment volume in 2007 declined by 3.5% as compared to 2006. In addition, average selling prices for 2007 declined almost 12% as compared to 2006. Idaho Timber expects that the abundance of existing homes available for sale in the market will continue to negatively impact housing starts and Idaho Timber's revenues during 2008. Until housing starts begin to increase, dimension lumber shipping volume may remain flat or could decline further. Curtailment of production at primary sawmills due to their operating losses could reduce excess supply to some degree; however, spread (as discussed below) may not improve since demand and pricing for low-grade lumber may increase if supplies are reduced.

Idaho Timber's revenues weakened during 2006, reflecting lower average selling prices and reduced shipment volume. This decline was principally due to weakening demand resulting from reductions in housing starts and the abundant supply of lumber in the marketplace. In October 2006, the trade dispute between the U.S. and Canada over Canadian lumber imports was resolved and a new Softwood Lumber Agreement became effective that restricts and imposes a tax on Canadian lumber imports. Prior to the effective date of that agreement, imports from Canada increased, which added to the oversupply in the market.

Raw material costs, the largest component of cost of sales (approximately 82% of cost of sales), declined during 2007 as compared to 2006 principally due to the same market conditions that have negatively impacted revenues. However, raw material costs gradually increased throughout 2007, reflecting less availability of low-grade lumber due to increased shipments to Asia and Europe and lower Canadian lumber imports. The difference between Idaho Timber's selling price and raw material cost per thousand board feet (spread) is closely monitored, and the rate of change in pricing and cost is typically not the same. Spreads declined throughout 2007, and were lower by approximately 8% for the full year as compared to 2006. Idaho Timber intends to continue to focus on developing new higher margin products, diversifying its supply chain, improving cost control and solidifying customer and supplier relationships, in an effort to maximize gross margins and pre-tax results.

Manufacturing–Conwed Plastics

Pre-tax income for Conwed Plastics was $17,400,000, $17,900,000 and $14,200,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Its manufacturing revenues and other income were $105,400,000, $106,400,000 and $93,600,000, and gross profits were $31,300,000, $34,400,000 and $28,900,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Revenues were largely unchanged in 2007 as compared to 2006 and increased by 14% in 2006 as compared to 2005.

The slowdown in housing starts and a slow start in road construction due to weather conditions were principally responsible for the revenue decline in most of Conwed Plastics' markets during 2007. Markets that are impacted by the slowdown in the housing industry, which began in the second half of 2006, include the carpet cushion, building and construction, erosion control and turf reinforcement markets. In addition, increased competition in the erosion control market caused a decline in revenues during 2007. Revenues also declined due to the removal of netting as a component of a customer's bedding product. Conwed Plastics did realize increased revenues of $7,000,000 from its packaging market, principally due to acquisitions in May 2006, and in February, July and October of 2007. Conwed Plastics expects revenues to continue to be adversely impacted in those markets related to housing, which may offset continued growth in the packaging market.

The increase in revenues in 2006 as compared to 2005 reflects $5,400,000 of increased revenues from the acquisitions of NSW in February 2005 and Polynet in May 2006, which increased the segment's product offerings and customer base. In addition, 2006 revenues reflect increases in the erosion control, carpet cushion and turf reinforcement markets, partially reduced by a decline in the consumer products market due to lower demand for certain products. These changes resulted from a variety of factors including the impact of price increases implemented in 2005, increased road construction and using a new distributor for certain products. While the carpet cushion market continued to benefit from the previously strong housing market through the first half of 2006, it experienced a reduction in sales volume during the second half of the year resulting from a slowdown in housing starts.

Raw material costs increased by approximately 13% in 2007 as compared to 2006 and by approximately 4% in 2006 as compared to 2005. The primary raw material in Conwed Plastics' products is a polypropylene resin, which is a byproduct of the oil refining process, whose price tends to fluctuate with the price of oil. In addition to managing resin purchases, Conwed Plastics has improved its ability to reduce and/or reuse scrap and continues to seek further improvements in order to increase raw material utilization.

Gross margins declined in 2007 as compared to 2006, primarily due to product mix, increased raw material costs and greater depreciation and amortization expense related to acquisitions and equipment upgrades. Gross margins increased in 2006 as compared to 2005 despite the increase in raw material costs, as the segment was able to increase selling prices in most markets, and increase sales and production volumes. Gross margin and pre-tax results for 2007 and 2006 reflect $800,000 and $1,100,000, respectively, of greater amortization expense on intangible assets resulting from acquisitions and depreciation expense.

Pre-tax results for 2007 reflects $2,200,000 of lower salaries and incentive compensation expense as compared to 2006 principally due to lower pre-tax profits and the conversion of certain European management employees from salaried employees to contract based professionals. Pre-tax results for 2006 reflect $1,900,000 of higher salaries and incentive compensation expense than 2005, principally due to greater pre-tax profits and increased headcount.

Telecommunications

The telecommunications business of STi Prepaid has been consolidated by the Company since March 2007. For the period from the asset acquisition through December 31, 2007, STi Prepaid's telecommunications revenues and other income were $363,200,000, telecommunications cost of sales were $309,000,000, salaries and incentive compensation expenses were $8,100,000, selling, general and other expenses were $27,000,000, and STi Prepaid had pre-tax income of $18,400,000.

Historically, STi Prepaid's revenue volumes have not declined during periods of generally poor economic conditions, as customers have found prepaid calling cards to be an attractive alternative to other, higher priced long distance services. However, STi Prepaid's revenues have declined, as business was lost to existing competitors and new entrants into the market, which have been offering low entry pricing to gain market share which STi Prepaid believes is not sustainable. In addition, during the period STi Prepaid was transitioning from being a private company to a subsidiary of the Company, it lost some distributors, which negatively impacted revenues. STi Prepaid has refocused its efforts at maintaining strong and frequent contact with its distributors, which was lacking at times during 2007, in an effort to rebuild those relationships and grow revenue.

Property Management and Services

The property management and services operations of ResortQuest have been consolidated by the Company since June 2007. For the period from its acquisition through December 31, 2007, property management and services revenues and other income were $81,500,000, direct operating expenses were $66,000,000, salaries and incentive compensation expenses were $4,000,000, depreciation and amortization expenses were $3,100,000, selling, general and other expenses were $14,900,000 and pre-tax losses were $6,500,000.

Although revenue trends since acquisition have been consistent with pre-acquisition periods, the vacation rental component of the property management business could be negatively impacted by poor economic conditions in the U.S., including the impact of higher fuel prices and less disposable income. Slowdowns might be more acutely felt in the fly to markets like ski areas, rather than drive to markets like Northwest Florida. Even if overall reservations do not decrease, the number of advance bookings could decline as consumers wait to decide closer to travel dates whether and where they will vacation. ResortQuest has initiated a number of promotions to entice repeat customers into booking their reservations well in advance of arrival. The real estate brokerage business has been and will continue to be negatively impacted by the depressed real estate market.

Gaming Entertainment

As more fully discussed above, Premier was accounted for as a consolidated subsidiary when acquired during 2006; however, while in bankruptcy proceedings from September 19, 2006 to emergence on August 10, 2007, Premier was accounted for under the equity method of accounting. Premier's casino and hotel operations opened to the public on June 30, 2007; prior to opening, Premier's activities principally consisted of rebuilding and repairing the hotel and casino facilities that were severely damaged by Hurricane Katrina and its bankruptcy proceedings.

For the period from emergence from bankruptcy (date of reconsolidation) through December 31, 2007, Premier's revenues and other income were $38,500,000 and its pre-tax losses were $9,300,000. Premier's results for this 2007 period include direct operating expenses of $37,800,000, interest expense of $500,000, salaries and incentive compensation expenses of $1,400,000, depreciation and amortization expenses of $6,300,000, and selling, general and other expenses of $1,800,000. For the period from date of acquisition (April 2006) through its filing for bankruptcy in September 2006, Premier's pre-tax losses were not material.

The Hard Rock Biloxi was the last gaming operation to open in Biloxi following Hurricane Katrina. The Hard Rock Biloxi is still in the early stages of establishing its customer database and instituting customer loyalty programs and has not yet achieved a market share of the local gaming market commensurate with the size of its facility and the gaming choices it offers. Although Premier expected it would take some time to build its business, its revenue growth since it opened has been slower than expected. Its competitors in the Mississippi Gulf Coast gaming market have been in operation longer than Premier and have more established gaming operations, marketing programs and customer databases.

The Company's share of Premier's net loss under the equity method of accounting from January 1, 2007 to the date of emergence from bankruptcy was $22,300,000 and not material during 2006.

Domestic Real Estate

Pre-tax income (loss) for the domestic real estate segment was $(8,200,000), $44,000,000 and $4,100,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Pre-tax results for the domestic real estate segment are largely dependent upon the performance of the segment's operating properties, the current status of the Company's real estate development projects and non-recurring gains or losses recognized when real estate assets are sold. As a result, pre-tax results for this segment for any particular year are not predictable and do not follow any consistent pattern.

The Company did not have any major real estate sales during 2007, resulting in significantly lower pre-tax profits than in 2006. During 2007, real estate revenues and other income include $3,900,000 of charges related to the accounting for the mark-to-market value of an interest rate derivative relating to the Myrtle Beach project's debt obligation. Pre-tax results for 2007 include $1,600,000 of incentive compensation accruals related to the Company's real estate development project in Myrtle Beach, South Carolina. During 2006 pre-tax income includes the sale by Square 711, which resulted in a pre-tax gain of $48,900,000, and the sale of other land parcels in Utah for a pre-tax gain of $11,200,000. In addition, the Company recognized pre-tax profit related to its 95-lot development project in South Walton County, Florida of $3,600,000 and $6,600,000 for the years ended December 31, 2006 and 2005, respectively. Such amounts principally result from the completion of certain required improvements to land previously sold. Pre-tax results for 2006 reflect $8,100,000 of incentive compensation accruals related to the Company's real estate development project in Myrtle Beach, South Carolina.

Medical Product Development

Pre-tax losses (net of minority interest) for Sangart for the years ended December 31, 2007 and 2006 and from the date of acquisition (November 2005) through December 31, 2005 were $31,500,000, $21,100,000 and $1,400,000, respectively. Sangart's losses for these periods reflect research and development costs of $22,100,000, $16,500,000 and $600,000, respectively, and salaries and incentive compensation expenses of $8,800,000, $6,400,000 and $1,000,000, respectively.

As more fully discussed above, Sangart is a development stage company that does not have any revenues from product sales. Since inception, it has been developing its current product candidate, Hemospan®, and is currently conducting two Phase III clinical trials in Europe. It does not expect to complete those clinical trials until 2008, and if they are successful it will then seek approval with the appropriate regulatory authorities to market its product. Sangart also recently completed a smaller Phase II clinical trial in the U.S., data from which is still being compiled. Until such time, if ever, that Sangart obtains regulatory approval for Hemospan, the Company will report losses from this segment. U.S. or foreign regulatory agencies could also require Sangart to perform more clinical trials, which could be both expensive and time consuming. The Company expects to invest up to an additional $48,500,000 in 2008 upon its exercise of existing warrants which will continue to fund Sangart's research and development costs and which will be expensed by the Company over time. The Company is unable to predict with certainty when, if ever, it will report operating profits for this segment.

When the Company increases its investment in Sangart, the additional investment is accounted for under the purchase method of accounting. Under the purchase method, the price paid is allocated to Sangart's individual assets and liabilities based on their relative fair values; in Sangart's case, a portion of the fair value of assets acquired was initially allocated to research and development. However, since under current GAAP the Company is not permitted to recognize research and development as an asset under the purchase method, any amounts initially allocated to research and development are immediately expensed. The Company expensed acquired research and development of $4,100,000 and $7,500,000 for the years ended December 31, 2007 and 2006, respectively, which is included in the caption selling, general and other expenses in the consolidated statement of operations. The increase in salaries and incentive compensation in 2007 as compared to 2006 was due to increased headcount in connection with the commencement of the Phase III trials, including the need to increase Hemospan production for the clinical trials.

Corporate and Other Operations

Investment and other income decreased in 2007 as compared to the same periods in 2006. Investment and other income during 2006 includes $34,700,000 related to the sales of two associated companies; investment and other income during 2007 includes the receipt of escrowed proceeds from one of those sales of $11,400,000 that had not been previously recognized. In addition, investment and other income for 2006 includes $7,400,000 from the recovery of bankruptcy claims. Interest income also declined by $22,400,000 in 2007 as compared to 2006 principally due to the sale of interest bearing securities to generate cash to purchase Fortescue's securities and interests in associated companies. For 2007, investment and other income includes $8,500,000 related to the termination of a joint development agreement with another party. The amount recorded in other income substantially reimbursed the Company for its prior expenditures, which were fully expensed as incurred. Investment and other income for 2007 also includes $4,200,000 of foreign exchange gains. Investment and other income includes income (charges) of $(1,900,000), $1,200,000 and $1,700,000 for the years ended December 31, 2007, 2006 and 2005, respectively, related to the accounting for mark-to-market values of Corporate derivatives.

Investment and other income increased in 2006 as compared to 2005 primarily due to greater interest income of $54,400,000, reflecting a larger amount of invested assets and higher interest rates, $34,700,000 related to the sales of two associated companies and $7,400,000 from the recovery of bankruptcy claims. Investment and other income in 2005 includes a gain of $10,500,000 on the sale of 70% of the Company's interest in CLC to Inmet.

Net securities gains for Corporate and Other Operations aggregated $95,600,000, $117,200,000 and $208,800,000 for the years ended December 31, 2007, 2006 and 2005. The Company's net securities gains largely reflect realized gains from the sale of publicly traded debt and equity securities that had been classified as Corporate available for sale securities and unrealized gains on trading securities. Included in net securities gains for 2007 is a gain of $37,800,000 from the sale of Eastman. Included in net securities gains for 2006 is a gain of $37,400,000 from the sale of Level 3 common stock. Included in net securities gains for 2005 is a gain of $146,000,000 from the sale of 375,000 shares of WMIG common stock. Net securities gains for 2007, 2006 and 2005 include provisions of $36,800,000, $12,900,000 and $12,200,000, respectively, to write down the Company's investments in certain available for sale securities and, in 2007, an investment in a non-public security.

The Company's decision to sell securities and realize security gains or losses is generally based on its evaluation of an individual security's value at the time and the prospect for changes in its value in the future. The decision could also be influenced by the status of the Company's tax attributes or liquidity needs; however, sales in recent years have not been influenced by these considerations. Therefore, the timing of realized security gains or losses is not predictable and does not follow any pattern from year to year.

The increase in interest expense during 2007 as compared to 2006 primarily reflects interest expense relating to the 7⅛% Senior Notes issued in March 2007, the 8⅛% Senior Notes issued in September 2007 and the fixed rate repurchase agreements. Interest expense during 2006 also include interest on $21,700,000 principal amount of 7⅞% Subordinated Notes, which matured in the third quarter of 2006, and interest expense relating to Premier prior to its deconsolidation of $8,000,000. The increase in interest expense during 2006 as compared to 2005 primarily reflects interest expense relating to Premier prior to its deconsolidation and the fixed rate repurchase agreements.

Salaries and incentive compensation expense decreased by $4,900,000 in 2007 as compared to 2006, principally due to a reduction in incentive bonus expense and less share-based compensation expense. Salaries and incentive compensation expense did not significantly change in 2006 as compared to 2005. As a result of the adoption of SFAS 123R in 2006, the Company recorded share-based compensation expense relating to grants made under the Company's senior executive warrant plan and the fixed stock option plan of $11,200,000 in 2007 and $15,200,000 in 2006. The decrease in share-based compensation expense in 2007 largely related to grants made under the warrant plan in 2006 for which a portion vested upon issuance. This decrease was partially offset by increased expenses in 2007 relating to the stock option plan due to the accelerated vesting of stock options of an officer of the Company who resigned. Salaries and incentive compensation expense for 2006 also reflects lower bonus expense as compared to 2005.

The increase in selling, general and other expenses of $32,900,000 in 2007 as compared to 2006 primarily reflects higher professional fees and other costs, which largely relate to analyses of potential and existing investments and projects, and increased legal fees, including those incurred in connection with litigation related to MK Resources. This litigation was settled during 2007, and selling, general and other expenses include a charge of $7,500,000 for that settlement. Selling, general and other expenses related to Energy Projects were $19,700,000, $8,300,000 and $1,600,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The increase in selling, general and other expenses of $8,800,000 in 2006 as compared to 2005 primarily reflects increased corporate aircraft expenses, higher professional fees and other costs, which largely relate to potential investments and projects and existing investments, and greater employee benefit costs including pension costs relating to WilTel's retained pension plan. In addition, 2005 reflects an impairment loss (described below) for the remaining book value of Olympus Re Holdings, Ltd. ("Olympus") of $3,700,000.

As more fully discussed above, during 2007 and 2005 the Company's revised projections of future taxable income enabled it to conclude that it is more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $542,700,000 in 2007 and $1,135,100,000 in 2005 of the deferred tax valuation allowance was reversed as a credit to income tax expense. The Company adjusted the valuation allowance since it believes it is more likely than not that it will have future taxable income sufficient to realize that portion of the net deferred tax asset. The income tax provision reflects the reversal of tax reserves aggregating $2,300,000 and $8,000,000 for the years ended December 31, 2007 and 2006, respectively, as a result of the favorable resolution of various state and federal income tax contingencies.

Associated Companies

Equity in income (losses) of associated companies includes the following for the years ended December 31, 2007, 2006 and 2005 (in thousands):

	2007	2006	2005
Pershing Square	**$(85,500)**	$ –	$ –
Shortplus	**54,500**	–	–
Highland Opportunity	**(17,600)**	–	–
Wintergreen	**14,000**	11,000	500
EagleRock	**(11,800)**	16,400	(28,900)
Goober Drilling	**13,600**	2,000	–
HomeFed	**1,500**	2,900	5,800
JPOF II	**3,000**	26,200	23,600
JHYH	**4,300**	–	–
Ambrose	**(1,100)**	–	–
Union Square	–	–	72,800
Premier	**(22,300)**	(300)	–
Safe Harbor	**1,800**	(7,600)	–
CLC	**4,000**	3,800	(1,600)
Olympus	–	–	(120,100)
Other	**10,400**	5,700	3,500
Equity in income (losses) before income taxes	**(31,200)**	60,100	(44,400)
Income tax (expense) benefit	**9,300**	(22,400)	(700)
Equity in income (losses), net of taxes	**$(21,900)**	$ 37,700	$ (45,100)

In June 2007, the Company acquired a 10% limited partnership interest in Pershing Square, a newly-formed private investment partnership whose investment decisions are at the sole discretion of Pershing Square's general partner. The stated objective of Pershing Square is to create capital appreciation by investing in Target Corporation. Losses recorded by Pershing Square principally result from a decline in the market value of Target Corporation's common stock.

Shortplus, Highland Opportunity, Wintergreen, EagleRock, Ambrose and Safe Harbor are investment partnerships or limited liability corporations whose investment decisions are at the sole discretions of their respective general partners or managing members. These entities invest in a variety of debt and equity securities.

The Company owns approximately 30% of HomeFed, a California real estate development company, which it acquired in 2002. The Company's share of HomeFed's reported earnings fluctuates with the level of real estate sales activity at HomeFed's development projects.

In April 2007, the Company and Jefferies expanded and restructured the Company's equity investment in JPOF II, and formed JHYH. The Company contributed $250,000,000 to JHYH along with its investment in JPOF II; the Company is committed to contribute an additional $250,000,000 the timing of which is at the sole discretion of Jefferies. The Company's share of JPOF II's earnings was distributed to the Company shortly after the end of each period.

Union Square, two entities in which the Company had non-controlling equity interests, sold their respective interests in an office complex located on Capitol Hill in Washington, D.C. during 2005. Including repayment of its mortgage loans at closing, the Company's share of the net proceeds was $73,200,000, and the Company recognized a pre-tax gain of $72,300,000.

The Company accounted for Premier under the equity method of accounting while it was in bankruptcy (September 2006 to August 2007).

The Company's equity in losses from Olympus for 2005 reflects its share of Olympus losses from Hurricanes Katrina, Rita and Wilma. Effective January 1, 2006, Olympus received new capital which reduced the Company's equity interest to less than 4%; as a result, the Company no longer applies the equity method of accounting. The book value of the Company's investment in Olympus was written down to zero in 2005.

Discontinued Operations

Healthcare Services

In July 2006, the Company sold Symphony for $107,000,000 and classified its historical operating results as a discontinued operation. After satisfaction of Symphony's outstanding credit agreement by the buyer ($31,700,000 at date of sale) and certain sale related obligations, the Company realized net cash proceeds of $62,300,000. Pre-tax income of Symphony was $200,000 and $3,300,000 for the years ended December 31, 2006 and 2005, respectively. Gain on disposal of discontinued operations for 2006 includes a pre-tax gain on the sale of Symphony of $53,300,000 ($33,500,000 after tax).

Telecommunications–ATX

In September 2006, the Company sold ATX for $85,700,000 and classified its historical operating results as a discontinued operation. Pre-tax losses of ATX were $1,200,000 and $1,900,000 for the years ended December 31, 2006 and 2005, respectively. Gain on disposal of discontinued operations for 2006 includes a pre-tax gain on the sale of ATX of $41,600,000 ($26,100,000 after tax).

WilTel

The Company sold WilTel to Level 3 in December 2005, recognized a pre-tax gain on disposal of $243,800,000 ($243,800,000 after tax) and classified its historical operating results as a discontinued operation. The calculation of the gain on sale included: (1) the cash proceeds received from Level 3 of $460,300,000, which was net of estimated working capital adjustments of $25,500,000; (2) the fair value of the Level 3 common shares of $339,300,000, based on the $2.95 per share closing price of Level 3 common stock immediately prior to closing; (3) the amount of the AT&T cash payments that had not been previously accrued prior to closing ($175,900,000); (4) an impairment charge for WilTel's headquarters building of $42,400,000; and (5) the net book value of the net assets sold and estimated expenses and other costs related to the transaction. WilTel's pre-tax income from discontinued operations was $116,000,000 for the year ended December 31, 2005.

Gain on disposal of discontinued operations for 2007 includes a pre-tax gain of $800,000 ($500,000 after tax) from the resolution of a sale-related contingency. Gain on disposal of discontinued operations during 2006 includes $2,400,000 of pre-tax gains ($1,500,000 after tax) principally for the resolution of certain sale-related contingencies and obligations and working capital adjustments.

Real Estate

In May 2005, the Company sold its 716-room Waikiki Beach hotel and related assets for an aggregate purchase price of $107,000,000, before closing costs and other required payments. The Company recorded a pre-tax gain of $56,600,000 ($56,600,000 after tax), which is reflected in gain on disposal of discontinued operations.

Other

Gain on disposal of discontinued operations for 2007 includes a pre-tax gain of $4,000,000 ($2,800,000 after tax) related to the collection of additional amounts from the sale of the Company's interest in an Argentine shoe manufacturer in 2005 that had not been previously recognized (collectibility was uncertain). Although there was no material gain or loss on disposal in 2005, results of discontinued operations during 2005 include a pre-tax loss of $4,400,000 related to this investment.

In 2006, the Company sold its gas properties and recorded a pre-tax loss on disposal of discontinued operations of $900,000. Income (loss) from discontinued operations for 2006 includes $2,900,000 of pre-tax losses related to these gas properties; amounts for 2005 were not material.

In 2006, the Company received $3,000,000 from a former insurance subsidiary which, for many years, had been undergoing liquidation proceedings controlled by state insurance regulators. The Company reflected the amount received as a gain on disposal of discontinued operations. For income tax purposes, the payment is treated as a non-taxable distribution paid by a subsidiary; as a result, no tax expense has been recorded.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred for one year the effective date of SFAS 157 only with respect to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, and removed certain leasing transactions from the scope of SFAS 157. The Company does not believe that the adoption of SFAS 157 will have a material impact on its consolidated financial statements; however, fair value measurements for new assets or liabilities, and fair value measurements for existing nonfinancial assets and nonfinancial liabilities, may be materially different under SFAS 157.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not intend to apply the provisions of SFAS 159 to those items addressed by the standard and held as of January 1, 2008. However, for financial instruments and other items addressed by the standard acquired or entered into after January 1, 2008, the Company will make an assessment at such time as to whether to apply the provisions of SFAS 159.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, "Business Combinations" ("SFAS 141R") and Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 141R will change how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141R and SFAS 160 are effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.

Cautionary Statement for Forward-Looking Information

Statements included in this Report may contain forward-looking statements. Such statements may relate, but are not limited, to projections of revenues, income or loss, development expenditures, plans for growth and future operations, competition and regulation, as well as assumptions relating to the foregoing. Such forward-looking statements are made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Report, the words "estimates," "expects," "anticipates," "believes," "plans," "intends" and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements.

Factors that could cause actual results to differ materially from any results projected, forecasted, estimated or budgeted or may materially and adversely affect the Company's actual results include, but are not limited to, those set forth in Item 1A. Risk Factors and elsewhere in this Report and in the Company's other public filings with the Securities and Exchange Commission.

Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Report or to reflect the occurrence of unanticipated events.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The following includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

The Company's market risk arises principally from interest rate risk related to its investment portfolio and its borrowing activities and equity price risk.

The Company's investment portfolio is primarily classified as available for sale, and consequently, is recorded on the balance sheet at fair value with unrealized gains and losses reflected in shareholders' equity. Included in the Company's available for sale investment portfolio are fixed income securities, which comprised approximately 35% of the Company's total investment portfolio at December 31, 2007. These fixed income securities are primarily rated "investment grade" or are U.S. governmental agency issued or U.S. Government-Sponsored Enterprises. The estimated weighted average remaining life of these fixed income securities was approximately 2.4 years at December 31, 2007. The Company's fixed income securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. At December 31, 2006, fixed income securities comprised approximately 57% of the Company's total investment portfolio and had an estimated weighted average remaining life of 2.5 years.

Also included in the Company's available for sale investment portfolio are equity securities, which are recorded on the balance sheet at an aggregate fair value of $2,198,500,000 (aggregate cost of $533,000,000), and which comprised approximately 58% of the Company's total investment portfolio at December 31, 2007. The majority of this amount consists of two publicly traded securities, the largest of which is the investment in Fortescue common shares, which is carried at fair value of $1,824,700,000. In addition, the Company's investment portfolio includes its investment in ACF, which is carried at fair value of $71,500,000 at December 31, 2007. The Company's investment portfolio also includes its investment in Inmet, which is carried at cost of $78,000,000 at December 31, 2007. Although the Company is currently restricted from selling the Inmet common shares, the investment is subject to price risk. The market value of this investment is $451,800,000 at December 31, 2007. As discussed more fully above in Management's Discussion and Analysis of Financial Condition and Results of Operations, the Company evaluates its investments for impairment on a quarterly basis.

At December 31, 2007 and 2006, the Company's portfolio of trading securities was not material to the total investment portfolio.

The Company is subject to interest rate risk on its long-term fixed interest rate debt. Generally, the fair market value of debt securities with a fixed interest rate will increase as interest rates fall, and the fair market value will decrease as interest rates rise.

The following table provides information about the Company's financial instruments used for purposes other than trading that are primarily sensitive to changes in interest rates. For investment securities and debt obligations, the table presents principal cash flows by expected maturity dates. For the variable rate borrowings, the weighted average interest rates are based on implied forward rates in the yield curve at the reporting date. For securities and liabilities with contractual maturities, the table presents contractual principal cash flows adjusted for the Company's historical experience and prepayments of mortgage-backed securities.

For additional information, see Notes 6, 12 and 21 of Notes to Consolidated Financial Statements.

	Expected Maturity Date							
	2008	2009	2010	2011	2012	Thereafter	Total	Fair Value
	(Dollars in thousands)							
Rate Sensitive Assets:								
Available for Sale Fixed Income Securities:								
U.S. Government and agencies	$747,305	$24,522	$ 4,761	$ 3,393	$ 2,456	$ 8,930	$ 791,367	$ 791,367
Weighted Average Interest Rate	4.09%	3.90%	5.96%	5.99%	6.01%	6.00%		
U.S. Government-Sponsored Enterprises	$217,583	$42,383	$32,387	$ 25,634	$20,796	$ 103,761	$ 442,544	$ 442,544
Weighted Average Interest Rate	4.88%	6.71%	6.73%	6.74%	6.74%	6.71%		
Other Fixed Maturities:								
Rated Investment Grade	$ 1,328	$ 717	$ –	$ 6,567	$ –	$ 22,396	$ 31,008	$ 31,008
Weighted Average Interest Rate	1.22%	4.13%	–	.81%	–	2.99%		
Rated Less Than Investment Grade/ Not Rated	$ 1,064	$ 6,639	$ 1,619	$ 3,178	$ 1,847	$ 39,945	$ 54,292	$ 54,292
Weighted Average Interest Rate	7.63%	10.57%	8.25%	8.50%	9.00%	11.56%		
Rate Sensitive Liabilities:								
Fixed Interest Rate Borrowings	$130,291	$ 5,370	$12,161	$ 1,059	$ 1,174	$1,919,483	$2,069,538	$2,464,944
Weighted Average Interest Rate	5.23%	8.30%	7.87%	12.18%	12.20%	6.87%		
Variable Interest Rate Borrowings	$ 2,114	$29,905	$ 2,114	$ 32,879	$ –	$ –	$ 67,012	$ 67,012
Weighted Average Interest Rate	6.60%	6.74%	8.28%	8.39%	–	–		
Rate Sensitive Derivative Financial Instruments:								
Euro currency swap	$ 2,085	$ 2,085	$ 522	$ –	$ –	$ –	$ 4,692	$ (2,862)
Average Pay Rate	5.89%	5.89%	5.89%	–	–	–		
Average Receive Rate	7.60%	7.60%	7.60%	–	–	–		
Pay Fixed/Receive Variable Interest Rate Swap	$ 2,114	$29,905	$ 2,114	$ 32,879	$ –	$ –	$ 67,012	$ (5,380)
Average Pay Rate	5.04%	5.04%	5.01%	5.01%	–	–		
Average Receive Rate	3.64%	3.50%	4.28%	4.39%	–	–		
Off-Balance Sheet Items:								
Unused Lines of Credit	$ –	$ –	$ –	$100,000	$ –	$ –	$ 100,000	$ 100,000
Weighted Average Interest Rate	4.51%	4.79%	5.15%	5.28%	–	–		

Item 8. Financial Statements and Supplementary Data.

Financial Statements and supplementary data required by this Item 8 are set forth at the pages indicated in Item 15(a) below.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of disclosure controls and procedures

(a) The Company's management evaluated, with the participation of the Company's principal executive and principal financial officers, the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), as of December 31, 2007. Based on their evaluation, the Company's principal executive and principal financial officers concluded that the Company's disclosure controls and procedures were effective as of December 31, 2007.

Changes in internal control over financial reporting

(b) There has been no change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's fiscal quarter ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, the Company's management used the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As permitted by the SEC, the Company has excluded from this assessment of internal control over financial reporting the internal control over financial reporting of STi Prepaid and ResortQuest, each of which was acquired by the Company during 2007. In the aggregate, these entities represent approximately 2% of consolidated assets at December 31, 2007 and 38% of 2007 consolidated revenues.

Based on our assessment and those criteria, management concluded that, as of December 31, 2007, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant.

The information to be included under the caption "Election of Directors" and "Information Concerning the Board and Board Committees" in the Company's definitive proxy statement to be filed with the Commission pursuant to Regulation 14A of the Exchange Act in connection with the 2008 annual meeting of shareholders of the Company (the "Proxy Statement") is incorporated herein by reference. In addition, reference is made to Item 10 in Part I of this Report.

Item 11. Executive Compensation.

The information to be included under the caption "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information to be included under the caption "Present Beneficial Ownership of Common Shares" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions.

The information to be included under the caption "Executive Compensation - Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

Item 14. Independent Accounting Firm Fees.

The information to be included under the caption "Independent Accounting Firm Fees" in the Proxy Statement is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedule.

(a)(1)(2) **Financial Statements and Schedule.**

Report of Independent Registered Public Accounting Firm F-1

Financial Statements:

Consolidated Balance Sheets at December 31, 2007 and 2006 .... F-3

Consolidated Statements of Operations for the years ended December 31, 2007, 2006 and 2005 .... F-4

Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2007, 2006 and 2005 .... F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005 .... F-6

Notes to Consolidated Financial Statements F-8

Financial Statement Schedule:

Schedule II - Valuation and Qualifying Accounts F-48

(3) **Executive Compensation Plans and Arrangements. See Item 15(b) below for a complete list of Exhibits to this Report.**

1999 Stock Option Plan, as amended April 5, 2006 (filed as Annex C to the Company's Proxy Statement dated April 17, 2006 (the "2006 Proxy Statement")).

Form of Grant Letter for the 1999 Stock Option Plan (filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "2004 10-K")).

Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "2003 10-K")).

Form of Amendment No. 1 to the Amended and Restated Shareholders Agreement dated as of June 30, 2003 (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 (the "2nd Quarter 2006 10-Q")).

Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan, as amended May 16, 2006 (filed as Annex A to the 2006 Proxy Statement).

Leucadia National Corporation 2006 Senior Executive Warrant Plan (filed as Annex B to the 2006 Proxy Statement).

Employment Agreement made as of June 30, 2005 by and between the Company and Ian M. Cumming (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated July 13, 2005 (the "July 13, 2005 8-K")).

Employment Agreement made as of June 30, 2005 by and between the Company and Joseph S. Steinberg (filed as Exhibit 99.2 to the July 13, 2005 8-K).

(b) **Exhibits.**

We will furnish any exhibit upon request made to our Corporate Secretary, 315 Park Avenue South, New York, NY 10010. We charge $.50 per page to cover expenses of copying and mailing.

3.1 Restated Certificate of Incorporation (filed as Exhibit 5.1 to the Company's Current Report on Form 8-K dated July 14, 1993).*

3.2 Certificate of Amendment of the Certificate of Incorporation dated as of May 14, 2002 (filed as Exhibit 3.2 to the 2003 10-K).*

---

* Incorporated by reference.

3.3 Certificate of Amendment of the Certificate of Incorporation dated as of December 23, 2002 (filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (the "2002 10-K")).*

3.4 Amended and Restated By-laws as amended through December 17, 2007 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated December 17, 2007).*

3.5 Certificate of Amendment of the Certificate of Incorporation dated as of May 13, 2004 (filed as Exhibit 3.5 to the Company's 2004 10-K).*

3.6 Certificate of Amendment of the Certificate of Incorporation dated as of May 17, 2005 (filed as Exhibit 3.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (the "2005 10-K")).*

3.7 Certificate of Amendment of the Certificate of Incorporation dated as of May 15, 2007.

4.1 The Company undertakes to furnish the Securities and Exchange Commission, upon written request, a copy of all instruments with respect to long-term debt not filed herewith.

10.1 1999 Stock Option Plan, as amended April 5, 2006 (filed as Annex A to the 2006 Proxy Statement).*

10.2 Form of Grant Letter for the 1999 Stock Option Plan (filed as Exhibit 10.4 to the Company's 2004 10-K).*

10.3 Amended and Restated Shareholders Agreement dated as of June 30, 2003 among the Company, Ian M. Cumming and Joseph S. Steinberg (filed as Exhibit 10.5 to the 2003 10-K).*

10.4 Services Agreement, dated as of January 1, 2004, between the Company and Ian M. Cumming (filed as Exhibit 10.37 to the 2005 10-K).*

10.5 Services Agreement, dated as of January 1, 2004, between the Company and Joseph S. Steinberg (filed as Exhibit 10.38 to the 2005 10-K).*

10.6 Leucadia National Corporation 2003 Senior Executive Annual Incentive Bonus Plan, as amended May 16, 2006 (filed as Annex A to the 2006 Proxy Statement).*

10.7 Employment Agreement made as of June 30, 2005 by and between the Company and Ian M. Cumming (filed as Exhibit 99.1 to the July 13, 2005 8-K).*

10.8 Employment Agreement made as of June 30, 2005 by and between the Company and Joseph S. Steinberg (filed as Exhibit 99.2 to the July 13, 2005 8-K).*

10.9 First Amended Joint Chapter 11 Plan of Reorganization of Williams Communications Group, Inc. ("WCG") and CG Austria, Inc. filed with the Bankruptcy Court as Exhibit 1 to the Settlement Agreement (filed as Exhibit 99.3 to the Current Report on Form 8-K of WCG dated July 31, 2002 (the "WCG July 31, 2002 8-K")).*

10.10 Tax Cooperation Agreement between WCG and The Williams Companies Inc. dated July 26, 2002, filed with the Bankruptcy Court as Exhibit 7 to the Settlement Agreement (filed as Exhibit 99.9 to the WCG July 31, 2002 8-K).*

10.11 Exhibit 1 to the Agreement and Plan of Reorganization between the Company and TLC Associates, dated February 23, 1989 (filed as Exhibit 3 to Amendment No. 12 to the Schedule 13D dated December 29, 2004 of Ian M. Cumming and Joseph S. Steinberg with respect to the Company).*

10.12 Information Concerning Executive Compensation (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 11, 2007).*

10.13 Form of Unit Purchase Agreement, dated as of April 6, 2006, by and among GAR, LLC, the Company, AA Capital Equity Fund, L.P., AA Capital Biloxi Co-Investment Fund, L.P. and HRHC Holdings, LLC (filed as Exhibit 10.1 to the 2nd Quarter 2006 10-Q).*

---

* Incorporated by reference.

10.14 Form of Loan Agreement, dated as of April 6, 2006, by and among Goober Drilling, LLC, the Subsidiaries of Goober Drilling, LLC from time to time signatory thereto and the Company (filed as Exhibit 10.2 to the 2nd Quarter 2006 10-Q).*

10.15 Form of First Amendment to Loan Agreement, dated as of June 15, 2006, between Goober Drilling, LLC, the Subsidiaries of Goober Drilling, LLC from time to time signatory thereto and the Company (filed as Exhibit 10.3 to the 2nd Quarter 2006 10-Q).*

10.16 Form of First Amended and Restated Limited Liability Company Agreement of Goober Drilling, LLC, dated as of June 15, 2006, by and among Goober Holdings, LLC, Baldwin Enterprises, Inc., the Persons that become Members from time to time, John Special, Chris McCutchen, Jim Eden, Mike Brown and Goober Drilling Corporation (filed as Exhibit 10.4 to the 2nd Quarter 2006 10-Q).*

10.17 Form of Purchase and Sale Agreement, dated as of May 3, 2006, by and among LUK-Symphony Management, LLC, Symphony Health Services, LLC and RehabCare Group, Inc. (filed as Exhibit 10.5 to the 2nd Quarter 2006 10-Q).*

10.18 Form of Amendment No. 1, dated as of May 16, 2006, to the Amended and Restated Shareholders Agreement dated as of June 30, 2003, by and among Ian M. Cumming, Joseph S. Steinberg and the Company (filed as Exhibit 10.6 to the 2nd Quarter 2006 10-Q).*

10.19 Form of Credit Agreement, dated as of June 28, 2006, by and among the Company, the various financial institutions and other Persons from time to time party thereto and JPMorgan Chase Bank, National Association (filed as Exhibit 10.7 to the 2nd Quarter 2006 10-Q).*

10.20 Form of Subscription Agreement, dated as of July 15, 2006, by and among FMG Chichester Pty Ltd, the Company, and Fortescue Metals Group Ltd (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 (the "3rd Quarter 2006 10-Q")).*

10.21 Form of Amending Agreement, dated as of August 18, 2006, by and among FMG Chichester Pty Ltd, the Company and Fortescue Metals Group Ltd (filed as Exhibit 10.2 to the 3rd Quarter 2006 10-Q).*

10.22 Compensation Information Concerning Non-Employee Directors (filed under item 1.01 of the Company's Current Report on Form 8-K dated May 22, 2006).*

10.23 Leucadia National Corporation 2006 Senior Executive Warrant Plan (filed as Annex B to the 2006 Proxy Statement).*

10.24 Asset Purchase and Contribution Agreement, dated as of January 23, 2007, by and among Baldwin Enterprises, Inc., STi Prepaid, LLC, Samer Tawfik, Telco Group, Inc., STi Phonecard Inc., Dialaround Enterprises Inc., STi Mobile Inc., Phonecard Enterprises Inc.,VOIP Enterprises Inc., STi PCS, LLC, Tawfik & Partners, SNC, STiPrepaid & Co., STi Prepaid Distributors & Co. and ST Finance, LLC (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (the "1st Quarter 2007 10-Q")).*

10.25 Registration Rights Agreement, dated as of March 8, 2007, among STi Prepaid, LLC and ST Finance, LLC (filed as Exhibit 10.2 to the 1st Quarter 2007 10-Q).*

10.26 Amended and Restated Limited Liability Company Agreement, dated as of March 8, 2007, by and among STi Prepaid, LLC, BEI Prepaid, LLC and ST Finance, LLC (filed as Exhibit 10.3 to the 1st Quarter 2007 10-Q).*

10.27 Master Agreement for the Formation of a Limited Liability Company dated as of February 28, 2007, among Jefferies Group, Inc., Jefferies & Company, Inc. and Leucadia National Corporation (filed as Exhibit 10.4 to the 1st Quarter 2007 10-Q).*

---

* Incorporated by reference.

10.28 Amended and Restated Limited Liability Company Agreement of Jefferies High Yield Holdings, LLC, dated as of April 2, 2007, by and among Jefferies Group, Inc., Jefferies & Company, Inc., Leucadia National Corporation, Jefferies High Yield Partners, LLC, Jefferies Employees Opportunity Fund LLC and Jefferies High Yield Holdings, LLC (filed as Exhibit 10.5 to the 1st Quarter 10-Q).*

10.29 Stock Purchase Agreement by and among BEI-RZT Corporation, Gaylord Hotels, Inc. and Gaylord Entertainment Company (Mainland Agreement), dated June 1, 2007 (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007).*

21 Subsidiaries of the registrant.

23.1 Consent of PricewaterhouseCoopers LLP with respect to the incorporation by reference into the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668).

23.2 Consent of PricewaterhouseCoopers, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Olympus Re Holdings, Ltd. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668).**

23.3 Consent of independent auditors from BDO Seidman, LLP with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of EagleRock Capital Partners (QP), LP and EagleRock Master Fund, LP and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668).**

23.4 Independent Auditors' Consent from KPMG LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Jefferies Partners Opportunity Fund II, LLC and with respect to the incorporation by reference into the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668).**

23.5 Consent of independent auditors from Ernst & Young LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Pershing Square IV, L.P. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668). **

23.6 Consent of independent auditors from PricewaterhouseCoopers LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of Premier Entertainment Biloxi, LLC and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668). **

23.7 Consent of independent auditors from PricewaterhouseCoopers LLP, with respect to the inclusion in this Annual Report on Form 10-K of the financial statements of HFH ShortPLUS Fund, L.P. and HFH ShortPLUS Master Fund, Ltd. and with respect to the incorporation by reference in the Company's Registration Statements on Form S-8 (No. 333-51494), Form S-8 (No. 333-143770), and Form S-3 (No. 333-145668). **

31.1 Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of President pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.3 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Chairman of the Board and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

32.2 Certification of President pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

32.3 Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.***

---

* Incorporated by reference.

** To be filed by amendment pursuant to Item 3-09(b) of Regulation S-X.

*** Furnished herewith pursuant to item 601(b) (32) of Regulation S-K.

(c) **Financial statement schedules.**

(1) Olympus Re Holdings, Ltd. consolidated financial statement for the year ended December 31, 2005.**

(2) EagleRock Capital Partners (QP), LP financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005 and EagleRock Master Fund, LP financial statements as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005.**

(3) Jefferies Partners Opportunity Fund II, LLC financial statements as of and for the period ended March 31, 2007 (unaudited), as of and for the year ended December 31, 2006 (unaudited), and as of and for the year ended December 31, 2005 (audited). **

(4) Pershing Square IV, L.P. financial statements as of December 31, 2007 and for the year ended December 31, 2007. **

(5) Premier Entertainment Biloxi, LLC financial statements as of and for the year ended December 31, 2006 (unaudited) and as of August 9, 2007 and for the period from January 1, 2007 through August 9, 2007 (audited). **

(6) HFH Highland ShortPLUS Fund, L.P. financial statements as of December 31, 2007 and for the year ended December 31, 2007 and HFH ShortPLUS Master Fund, Ltd. financial statements as of December 31, 2007 and for the year ended December 31, 2007. **

---

* Incorporated by reference.

** To be filed by amendment pursuant to Item 3-09(b) of Regulation S-X.

*** Furnished herewith pursuant to item 601(b) (32) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEUCADIA NATIONAL CORPORATION

February 28, 2008

By: /s/ Barbara L. Lowenthal
Barbara L. Lowenthal
Vice President and Comptroller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated, on the date set forth above.

Signature	Title
/s/ IAN M. CUMMING Ian M. Cumming	Chairman of the Board (Principal Executive Officer)
/s/ JOSEPH S. STEINBERG Joseph S. Steinberg	President and Director (Principal Executive Officer)
/s/ JOSEPH A. ORLANDO Joseph A. Orlando	Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ BARBARA L. LOWENTHAL Barbara L. Lowenthal	Vice President and Comptroller (Principal Accounting Officer)
/s/ PAUL M. DOUGAN Paul M. Dougan	Director
/s/ LAWRENCE D. GLAUBINGER Lawrence D. Glaubinger	Director
/s/ ALAN J. HIRSCHFIELD Alan J. Hirschfield	Director
/s/ JAMES E. JORDAN James E. Jordan	Director
/s/ JEFFREY C. KEIL Jeffrey C. Keil	Director
/s/ JESSE CLYDE NICHOLS, III Jesse Clyde Nichols, III	Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Leucadia National Corporation:

In our opinion, the consolidated financial statements listed in the accompanying index appearing under item 15(a)(1)(2) present fairly, in all material respects, the financial position of Leucadia National Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under item 15(a)(1)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in "Management's Report on Internal Control Over Financial Reporting" appearing under Item 9A. Our responsibility is to express an opinion on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 and Note 13 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in "Management's Report on Internal Control Over Financial Reporting," management has excluded ResortQuest International and STi Prepaid, LLC from its assessment of internal control over financial reporting as of December 31, 2007 because those entities were acquired by the Company during 2007. We have also excluded ResortQuest International and STi Prepaid, LLC from our audit of internal control over financial reporting. ResortQuest International and STi Prepaid, LLC are consolidated subsidiaries whose total assets and total revenues represent approximately 2% and 38%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2007.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
New York, New York
February 28, 2008

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2007 and 2006

(Dollars in thousands, except par value)

	2007	2006
Assets		
Current assets:		
Cash and cash equivalents	**$ 456,970**	$ 287,199
Investments	**983,199**	903,973
Trade, notes and other receivables, net	**133,765**	69,822
Prepaids and other current assets	**146,199**	105,215
Total current assets	**1,720,133**	1,366,209
Non-current investments	**2,776,521**	1,465,849
Notes and other receivables, net	**16,388**	24,999
Intangible assets, net and goodwill	**79,506**	59,437
Deferred tax asset, net	**1,113,925**	978,415
Other assets	**544,432**	401,689
Property, equipment and leasehold improvements, net	**512,804**	234,216
Investments in associated companies	**1,362,913**	773,010
Total	**$8,126,622**	$5,303,824
Liabilities		
Current liabilities:		
Trade payables and expense accruals	**$ 229,560**	$ 127,739
Deferred revenue	**86,993**	–
Other current liabilities	**10,992**	5,688
Debt due within one year	**132,405**	184,815
Income taxes payable	**–**	8,411
Total current liabilities	**459,950**	326,653
Other non-current liabilities	**71,061**	90,268
Long-term debt	**2,004,145**	974,646
Total liabilities	**2,535,156**	1,391,567
Commitments and contingencies		
Minority interest	**20,974**	18,982
Shareholders' Equity		
Common shares, par value $1 per share, authorized 600,000,000 and 300,000,000 shares; 222,574,440 and 216,351,466 shares issued and outstanding, after deducting 56,886,204 and 56,884,989 shares held in treasury	**222,574**	216,351
Additional paid-in capital	**783,145**	520,892
Accumulated other comprehensive income (loss)	**975,365**	(4,726)
Retained earnings	**3,589,408**	3,160,758
Total shareholders' equity	**5,570,492**	3,893,275
Total	**$8,126,622**	$5,303,824

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

For the years ended December 31, 2007, 2006 and 2005

(In thousands, except per share amounts)

	2007	2006	2005
Revenues and Other Income:			
Manufacturing	**$ 397,113**	$450,835	$ 332,253
Telecommunications	**361,742**	–	–
Property management and service fees	**80,892**	–	–
Gaming entertainment	**38,042**	–	–
Investment and other income	**181,465**	294,678	148,814
Net securities gains	**95,641**	117,159	208,816
	1,154,895	862,672	689,883
Expenses:			
Cost of sales:			
Manufacturing	**340,703**	386,466	281,451
Telecommunications	**309,045**	–	–
Direct operating expenses:			
Property management and services	**65,992**	–	–
Gaming entertainment	**37,772**	–	–
Interest	**111,537**	79,392	65,523
Salaries and incentive compensation	**88,269**	89,501	71,884
Depreciation and amortization	**35,238**	22,105	18,070
Selling, general and other expenses	**223,427**	151,388	118,520
	1,211,983	728,852	555,448
Income (loss) from continuing operations before income taxes and equity in income (losses) of associated companies	**(57,088)**	133,820	134,435
Income tax (benefit) provision:			
Current	**155**	(4,902)	4,062
Deferred	**(559,926)**	46,673	(1,135,100)
	(559,771)	41,771	(1,131,038)
Income from continuing operations before equity in income (losses) of associated companies	**502,683**	92,049	1,265,473
Equity in income (losses) of associated companies, net of taxes	**(21,875)**	37,720	(45,133)
Income from continuing operations	**480,808**	129,769	1,220,340
Income (loss) from discontinued operations, net of taxes	**159**	(3,960)	115,329
Gain on disposal of discontinued operations, net of taxes	**3,327**	63,590	300,372
Net income	**$ 484,294**	$189,399	$ 1,636,041
Basic earnings (loss) per common share:			
Income from continuing operations	**$2.20**	$ .60	$5.66
Income (loss) from discontinued operations	–	(.02)	.54
Gain on disposal of discontinued operations	**.02**	.30	1.39
Net income	**$2.22**	$ .88	$7.59
Diluted earnings (loss) per common share:			
Income from continuing operations	**$2.09**	$ .60	$5.34
Income (loss) from discontinued operations	–	(.02)	.50
Gain on disposal of discontinued operations	**.01**	.27	1.30
Net income	**$2.10**	$ .85	$7.14

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2007, 2006 and 2005

(In thousands, except par value and per share amounts)

	Common Shares $1 Par Value	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
Balance, January 1, 2005	$215,201	$490,903	$136,138	$1,416,411	$2,258,653
Comprehensive income:					
Net change in unrealized gain (loss) on investments, net of taxes of $0			(175,577)		(175,577)
Net change in unrealized foreign exchange gain (loss), net of taxes of $0			(17,199)		(17,199)
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $0			2,747		2,747
Net change in minimum pension liability, net of taxes of $0			(27,611)		(27,611)
Net income				1,636,041	1,636,041
Comprehensive income					1,418,401
Issuance of common shares on acquisition of minority interest in MK Resources Company	432	7,914			8,346
Exercise of options to purchase common shares	432	3,257			3,689
Purchase of common shares for treasury	(7)	(160)			(167)
Dividends ($.13 per common share)				(27,008)	(27,008)
Balance, December 31, 2005	216,058	501,914	(81,502)	3,025,444	3,661,914
Comprehensive income:					
Net change in unrealized gain (loss) on investments, net of taxes of $34,149			60,187		60,187
Net change in unrealized foreign exchange gain (loss), net of taxes of $2,137			3,768		3,768
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $128			(224)		(224)
Net change in minimum pension liability, net of taxes of $6,958			12,263		12,263
Net income				189,399	189,399
Comprehensive income					265,393
Share-based compensation expense		15,164			15,164
Adjustment to initially apply SFAS 158, net of taxes of $444			782		782
Exercise of options to purchase common shares, including excess tax benefit	300	3,994			4,294
Purchase of common shares for treasury	(7)	(180)			(187)
Dividends ($.25 per common share)				(54,085)	(54,085)
Balance, December 31, 2006	216,351	520,892	(4,726)	3,160,758	3,893,275
Comprehensive income:					
Net change in unrealized gain (loss) on investments, net of taxes of $549,415			959,872		959,872
Net change in unrealized foreign exchange gain (loss), net of taxes of $3,512			6,126		6,126
Net change in unrealized gain (loss) on derivative instruments, net of taxes of $87			168		168
Net change in pension liability and postretirement benefits, net of taxes of $7,843			13,925		13,925
Net income				484,294	484,294
Comprehensive income					1,464,385
Share-based compensation expense		11,176			11,176
Issuance of common shares	5,500	236,500			242,000
Exercise of options to purchase common shares, including excess tax benefit	728	14,735			15,463
Purchase of common shares for treasury	(5)	(158)			(163)
Dividends ($.25 per common share)				(55,644)	(55,644)
Balance, December 31, 2007	$222,574	$783,145	$975,365	$3,589,408	$5,570,492

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2007, 2006 and 2005

(In thousands)

	2007	2006	2005
Net cash flows from operating activities:			
Net income	**$ 484,294**	$ 189,399	$ 1,636,041
Adjustments to reconcile net income to net cash provided by (used for) operations:			
Deferred income tax provision (benefit)	**(567,864)**	99,990	(1,135,100)
Depreciation and amortization of property, equipment and leasehold improvements	**41,216**	35,884	186,428
Other amortization	**1,227**	(11,884)	3,068
Share-based compensation	**11,176**	15,164	–
Excess tax benefit from exercise of stock options	**(4,022)**	(456)	–
Provision for doubtful accounts	**566**	1,089	6,181
Net securities gains	**(95,641)**	(117,159)	(212,299)
Equity in (income) losses of associated companies	**31,218**	(60,056)	44,403
Distributions from associated companies	**55,769**	75,725	90,280
Net gains related to real estate, property and equipment and other assets	**(30,040)**	(109,107)	(29,386)
Gain on disposal of discontinued operations	**(4,748)**	(99,456)	(300,372)
Investments classified as trading, net	**45,128**	4,469	18,022
Net change in:			
Restricted cash	**22,799**	8,690	(11,871)
Trade, notes and other receivables	**11,989**	183,263	20,850
Prepaids and other assets	**(588)**	(2,914)	(18,107)
Trade payables and expense accruals	**835**	(73,342)	54,344
Other liabilities	**(1,267)**	(47,230)	(36,427)
Deferred revenue	**(16,356)**	–	10,553
Income taxes payable	**(10,834)**	(6,628)	(2,537)
Other	**6,774**	6,081	(2,961)
Net cash provided by (used for) operating activities	**(18,369)**	91,522	321,110
Net cash flows from investing activities:			
Acquisition of property, equipment and leasehold improvements	**(37,700)**	(39,021)	(136,260)
Acquisitions of and capital expenditures for real estate investments	**(97,393)**	(71,505)	(26,053)
Proceeds from disposals of real estate, property and equipment, and other assets	**81,247**	188,836	33,722
Proceeds from disposal of discontinued operations, net of expenses and cash of operations sold	**4,245**	120,228	459,094
Acquisitions, net of cash acquired	**(90,269)**	(105,282)	(170,516)
Collection of Premier Entertainment Biloxi, LLC's insurance proceeds	**–**	109,383	–
Net change in restricted cash	**(65,715)**	(90,959)	–
Advances on notes and other receivables	**(20,172)**	(31,518)	(100)
Collections on notes, loans and other receivables	**38,868**	29,823	3,312
Investments in associated companies	**(1,010,211)**	(313,152)	(34,466)
Capital distributions from associated companies	**69,543**	4,845	2,644
Investment in Fortescue Metals Group Ltd	**(44,217)**	(408,030)	–
Purchases of investments (other than short-term)	**(5,759,504)**	(3,661,421)	(3,350,651)
Proceeds from maturities of investments	**688,355**	1,149,123	1,262,577
Proceeds from sales of investments	**5,286,321**	2,933,601	1,979,288
Other	**(757)**	(1,127)	–
Net cash provided by (used for) investing activities	**(957,359)**	(186,176)	22,591

(continued)

The accompanying notes are an integral part of these consolidated financial statements.

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

For the years ended December 31, 2007, 2006 and 2005

(In thousands)

	2007	2006	2005
Net cash flows from financing activities:			
Net change in customer banking deposits	**$ –**	$ –	$ (24,565)
Issuance of debt, net of issuance costs	**1,017,852**	96,676	82,753
Reduction of debt	**(75,509)**	(66,223)	(477,360)
Issuance of common shares	**253,441**	3,838	3,689
Purchase of common shares for treasury	**(163)**	(187)	(167)
Excess tax benefit from exercise of stock options	**4,022**	456	–
Dividends paid	**(55,644)**	(54,085)	(27,008)
Other	**1,461**	14,313	–
Net cash provided by (used for) financing activities	**1,145,460**	(5,212)	(442,658)
Effect of foreign exchange rate changes on cash	**39**	108	(1,034)
Net increase (decrease) in cash and cash equivalents	**169,771**	(99,758)	(99,991)
Cash and cash equivalents at January 1,	**287,199**	386,957	486,948
Cash and cash equivalents at December 31,	**$ 456,970**	$ 287,199	$ 386,957
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	**$ 90,640**	$ 82,072	$ 96,958
Income tax payments, net	**$ 11,078**	$ 6,707	$ 3,486
Non-cash investing activities:			
Common stock issued for acquisition of MK Resources Company	**$ –**	$ –	$ 8,346

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations:

The Company is a diversified holding company engaged in a variety of businesses, including manufacturing, telecommunications, property management and services, gaming entertainment, real estate activities, medical product development and winery operations. The Company also owns equity interests in operating businesses and investment partnerships which are accounted for under the equity method of accounting, including a broker-dealer engaged in making markets and trading of high yield and special situation securities, land based contract oil and gas drilling, real estate activities and development of a copper mine in Spain. The Company continuously evaluates the retention and disposition of its existing operations and investments and frequently investigates the acquisition of new businesses. Changes in the mix of the Company's owned businesses and investments should be expected.

The manufacturing operations are conducted through Idaho Timber, LLC ("Idaho Timber") and Conwed Plastics, LLC ("Conwed Plastics"). Idaho Timber's principal product lines include remanufacturing dimension lumber; remanufacturing, bundling and bar coding of home center boards for large retailers; and production of 5/4" radius-edge, pine decking. Idaho Timber also manufactures and/or distributes a number of other specialty wood products. Idaho Timber operates eleven facilities located throughout the United States.

Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes including, among other things, building and construction, erosion control, packaging, agricultural, carpet padding, filtration and consumer products. Conwed Plastics manufacturing segment has four domestic manufacturing facilities, and it owns and operates manufacturing and sales facilities in Belgium and Mexico.

The telecommunications business is conducted by the Company's 75% owned subsidiary, STi Prepaid, LLC ("STi Prepaid"). STi Prepaid is a provider of international prepaid phone cards and other telecommunications services in the United States.

The property management and services business is conducted through ResortQuest International, Inc. ("ResortQuest"). ResortQuest is engaged in offering management services to vacation properties in beach and mountain resort locations in the continental United States, as well as in real estate brokerage services and other rental and property owner services in resort locations.

The gaming entertainment business is conducted through Premier Entertainment Biloxi, LLC ("Premier"). Premier owns the Hard Rock Hotel & Casino Biloxi ("Hard Rock Biloxi") located in Biloxi, Mississippi.

The domestic real estate operations include a mixture of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale.

The Company's medical product development operations are conducted through Sangart, Inc. ("Sangart"), which became a majority-owned subsidiary of the Company in 2005. Sangart is developing a product called Hemospan®, which is a form of cell-free hemoglobin that is designed for intravenous administration to treat a wide variety of medical conditions, including use as an alternative to red blood cell transfusions.

The winery operations consist of two wineries, Pine Ridge Winery in Napa Valley, California and Archery Summit in the Willamette Valley of Oregon, and a vineyard development project in the Columbia Valley of Washington. The wineries primarily produce and sell wines in the ultra premium and luxury segments of the premium table wine market.

Certain amounts for prior periods have been reclassified to be consistent with the 2007 presentation.

2. Significant Accounting Policies:

(a) ***Critical Accounting Estimates:*** The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires the Company to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates all of these estimates and assumptions. The following areas have been identified as critical accounting estimates because they have the potential to have a material impact on the Company's financial statements, and because they are based on assumptions which are used in the accounting records to reflect, at a specific point in time, events whose ultimate outcome won't be known until a later date. Actual results could differ from these estimates.

Income Taxes–The Company records a valuation allowance to reduce its deferred tax asset to the amount that is more likely than not to be realized. If in the future the Company were to determine that it would be able to realize its deferred tax asset in excess of its net recorded amount, an adjustment would increase income in such period or, if such determination were made in connection with an acquisition, an adjustment would be made in connection with the allocation of the purchase price to acquired assets and liabilities. If in the future the Company were to determine that it would not be able to realize all or part of its deferred tax asset, an adjustment would be charged to income in such period. The determination of the amount of the valuation allowance required is based, in significant part, upon the Company's projection of future taxable income at any point in time. The Company also records reserves for contingent tax liabilities based on the Company's assessment of the probability of successfully sustaining its tax filing positions. See Note 16 for more information.

Impairment of Long-Lived Assets–In accordance with Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When testing for impairment, the Company groups its long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities (or asset group). The determination of whether an asset group is recoverable is based on management's estimate of undiscounted future cash flows directly attributable to the asset group as compared to its carrying value. If the carrying amount of the asset group is greater than the undiscounted cash flows, an impairment loss would be recognized for the amount by which the carrying amount of the asset group exceeds its estimated fair value.

As more fully discussed in Note 5, during 2005 an impairment loss of $42,400,000 was recorded to reduce the carrying amount of WilTel Communications Group, LLC's ("WilTel"), former headquarters facility to its estimated fair value.

Impairment of Securities–Investments with an impairment in value considered to be other than temporary are written down to estimated fair value. The write-downs are included in net securities gains in the consolidated statements of operations. The Company evaluates its investments for impairment on a quarterly basis. The Company's determination of whether a security is other than temporarily impaired incorporates both quantitative and qualitative information; GAAP requires the exercise of judgment in making this assessment, rather than the application of fixed mathematical criteria. The Company considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment. The Company's assessment involves a high degree of judgment and accordingly, actual results may differ materially from the Company's estimates and judgments. The Company recorded impairment charges for securities of $36,800,000, $12,900,000 and $12,200,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

2. Significant Accounting Policies, continued:

Business Combinations–At acquisition, the Company allocates the cost of a business acquisition to the specific tangible and intangible assets acquired and liabilities assumed based upon their relative fair values. Significant judgments and estimates are often made to determine these allocated values, and may include the use of appraisals, consider market quotes for similar transactions, employ discounted cash flow techniques or consider other information the Company believes relevant. The finalization of the purchase price allocation will typically take a number of months to complete, and if final values are materially different from initially recorded amounts adjustments are recorded. Any excess of the cost of a business acquisition over the fair values of the net assets and liabilities acquired is recorded as goodwill which is not amortized to expense. Recorded goodwill of a reporting unit is required to be tested for impairment on an annual basis, and between annual testing dates if events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its net book value.

Subsequent to the finalization of the purchase price allocation, any adjustments to the recorded values of acquired assets and liabilities would be reflected in the Company's consolidated statement of operations. Once final, the Company is not permitted to revise the allocation of the original purchase price, even if subsequent events or circumstances prove the Company's original judgments and estimates to be incorrect. In addition, long-lived assets like property and equipment, amortizable intangibles and goodwill may be deemed to be impaired in the future resulting in the recognition of an impairment loss; however, under GAAP the methods, assumptions and results of an impairment review are not the same for all long-lived assets. The assumptions and judgments made by the Company when recording business combinations will have an impact on reported results of operations for many years into the future.

Purchase price allocations for all of the Company's recent acquisitions have been finalized. Adjustments to the initial purchase price allocations were not material.

Use of Fair Value Estimates–Substantially all of the Company's investment portfolio is classified as either available for sale or as trading securities, both of which are carried at estimated fair value in the Company's consolidated balance sheet. The estimated fair values are principally based on publicly quoted market prices, which can rise or fall in reaction to a wide variety of factors or events, and as such are subject to market-related risks and uncertainties. The Company also invests in limited partnerships or limited liability companies which are accounted for under the equity method of accounting. These investees hold investments in publicly and non-publicly traded securities, and as such are also subject to market-related risks and uncertainties and the risks inherent in estimating the fair values of such securities. Since changes in the fair value of all of these investments are recognized in the Company's consolidated balance sheet, and with respect to trading securities or securities owned by equity method investees also in the Company's consolidated statement of operations, the Company is exposed to volatility in securities markets.

Contingencies–The Company accrues for contingent losses when the contingent loss is probable and the amount of loss can be reasonably estimated. Estimates of the likelihood that a loss will be incurred and of contingent loss amounts normally require significant judgment by management, can be highly subjective and are subject to material change with the passage of time as more information becomes available. As of December 31, 2007, the Company's accrual for contingent losses was not material. See Note 18 for more information.

(b) *Consolidation Policy:* The consolidated financial statements include the accounts of the Company, all variable interest entities of which the Company or a subsidiary is the primary beneficiary, and all majority-controlled entities that are not variable interest entities. The Company considers special allocations of cash flows and preferences, if any, to determine amounts allocable to minority interests. All intercompany transactions and balances are eliminated in consolidation.

2. Significant Accounting Policies, continued:

Associated companies are investments in equity interests that are accounted for on the equity method of accounting. These include investments in corporations that the Company does not control but has the ability to exercise significant influence and investments in limited partnerships in which the Company's interest is more than minor.

(c) ***Cash Equivalents:*** The Company considers short-term investments, which have maturities of less than three months at the time of acquisition, to be cash equivalents. Cash and cash equivalents include short-term investments of $303,200,000 and $158,100,000 at December 31, 2007 and 2006, respectively.

(d) ***Investments:*** At acquisition, marketable debt and equity securities are designated as either i) held to maturity, which are carried at amortized cost, ii) trading, which are carried at estimated fair value with unrealized gains and losses reflected in results of operations, or iii) available for sale, which are carried at estimated fair value with unrealized gains and losses reflected as a separate component of shareholders' equity, net of taxes. Equity securities that do not have readily determinable fair values are carried at cost. The cost of securities sold is based on average cost.

Held to maturity investments are made with the intention of holding such securities to maturity, which the Company has the ability to do. Estimated fair values are principally based on publicly quoted market prices.

(e) ***Property, Equipment and Leasehold Improvements:*** Property, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are provided principally on the straight-line method over the estimated useful lives of the assets or, if less, the term of the underlying lease.

(f) ***Revenue Recognition:*** Revenues are recognized when the following conditions are met: (1) collectibility is reasonably assured; (2) title to the product has passed or the service has been rendered and earned; (3) persuasive evidence of an arrangement exists; and (4) there is a fixed or determinable price. Manufacturing revenues are recognized when title passes, which for Idaho Timber is generally upon the customer's receipt of the goods and for Conwed Plastics upon shipment of goods. Revenues from sales of prepaid phone cards are deferred when the cards are initially sold and are recognized when the cards are used by the consumer and/or administrative fees are charged in accordance with the cards' terms, resulting in a reduction of the outstanding obligation to the customer. ResortQuest typically receives cash deposits on advance bookings of its vacation properties that are recorded as deferred revenue. Property management revenues are recognized ratably over the rental period based on ResortQuest's proportionate share of the total rental price of the property. Real estate brokerage revenues are recorded when the transactions are complete. Gaming entertainment revenues consist of casino gaming, hotel, food and beverage, and entertainment revenues. Casino gaming revenue is the aggregate of gaming wins and losses, reduced for the cash value of rewards earned by customers based on their level of play on slot machines. Hotel, food and beverage, and entertainment revenues are recognized as services are performed. Revenue from the sale of real estate is generally recognized when title passes; however, if the Company is obligated to make improvements to the real estate subsequent to closing, a portion of revenues are deferred and recognized under the percentage of completion method of accounting.

(g) ***Cost of Sales:*** Manufacturing inventories are stated at the lower of cost or market, with cost determined under the first-in-first-out method. Manufacturing cost of sales principally includes product and manufacturing costs, inbound and outbound shipping costs and handling costs. STi Prepaid's cost of sales primarily consists of origination, transport and termination of telecommunications traffic, and connectivity costs paid to underlying service providers.

Direct operating expense for property management and services includes expenses relating to housekeeping, maintenance, reservations, marketing, and other costs associated with rental and management. Direct operating expenses also include the cost of sales and operating expenses related to food and beverage sales. Direct operating expense for gaming entertainment includes expenses relating to casino gaming, hotel, food and beverage, and entertainment, which primarily consists of employees' compensation and benefits, cost of sales related to food and beverage sales, marketing and advertising, gaming taxes, insurance and supplies.

2. Significant Accounting Policies, continued:

(h) ***Research and Development Costs:*** Research and development costs are expensed as incurred.

(i) ***Income Taxes:*** The Company provides for income taxes using the liability method. The Company records interest and penalties, if any, with respect to uncertain tax positions as components of income tax expense.

(j) ***Derivative Financial Instruments:*** The Company reflects its derivative financial instruments in its balance sheet at fair value. The Company has utilized derivative financial instruments to manage the impact of changes in interest rates on certain debt obligations, hedge net investments in foreign subsidiaries and manage foreign currency risk on certain available for sale securities. Although the Company believes that these derivative financial instruments are practical economic hedges of the Company's risks, except for the hedge of the net investment in foreign subsidiaries, they do not meet the effectiveness criteria under GAAP, and therefore are not accounted for as hedges. Amounts recorded as income (charges) in investment and other income were $(5,800,000), $1,200,000 and $1,700,000 for the years ended December 31, 2007, 2006 and 2005, respectively; net unrealized losses were $1,100,000 and $1,200,000 at December 31, 2007 and 2006, respectively.

From time to time the Company may also make speculative investments in derivative financial instruments which are classified as trading securities; see Note 6 for more information.

(k) ***Translation of Foreign Currency:*** Foreign currency denominated investments and financial statements are translated into U.S. dollars at current exchange rates, except that revenues and expenses are translated at average exchange rates during each reporting period; resulting translation adjustments are reported as a component of shareholders' equity. Net foreign exchange transaction gains (losses) were $4,100,000 for 2007, and $(2,700,000) for each of 2006 and 2005. Net unrealized foreign exchange translation gains (losses) were $7,000,000, $900,000 and $(2,900,000) at December 31, 2007, 2006 and 2005, respectively.

(l) ***Share-Based Compensation:*** Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), using the modified prospective method. SFAS 123R requires that the cost of all share-based payments to employees, including grants of employee stock options and warrants, be recognized in the financial statements based on their fair values. The cost is recognized as an expense over the vesting period of the award. Prior to adoption of SFAS 123R, no compensation cost was recognized in the statements of operations for the Company's share-based compensation plans; the Company disclosed certain pro forma amounts as required. The fair value of each award is estimated at the date of grant using the Black-Scholes option pricing model.

(m) ***Recently Issued Accounting Standards:*** In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB deferred for one year the effective date of SFAS 157 only with respect to nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis, and removed certain leasing transactions from the scope of SFAS 157. The Company does not believe that the adoption of SFAS 157 will have a material impact on its consolidated financial statements; however, fair value measurements for new assets or liabilities, and fair value measurements for existing nonfinancial assets and nonfinancial liabilities, may be materially different under SFAS 157.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"), which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company does not intend to apply the provisions of SFAS 159 to those items addressed by the standard and held as of January 1, 2008. However, for financial instruments and other items addressed by the standard acquired or entered into after January 1, 2008, the Company will make an assessment at such time as to whether to apply the provisions of SFAS 159.

2. Significant Accounting Policies, continued:

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, "Business Combinations" ("SFAS 141R") and Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 141R will change how business combinations are accounted for and will impact financial statements both on the acquisition date and in subsequent periods. SFAS 160 will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 141R and SFAS 160 are effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS 141R and SFAS 160 on its consolidated financial statements.

3. Acquisitions:

STi Prepaid

In March 2007, STi Prepaid purchased 75% of the assets of Telco Group, Inc. and its affiliates (collectively, "Telco") for an aggregate purchase price of $121,800,000 in cash, including expenses. The remaining Telco assets were contributed to STi Prepaid by the former owners in exchange for a 25% interest in STi Prepaid.

The acquisition cost was principally allocated to components of working capital and to deferred tax assets. In connection with the acquisition, the Company revised its projections of future taxable income and reassessed the required amount of its deferred tax valuation allowance. As a result of the reassessment, the Company concluded that it was more likely than not that it could realize additional deferred tax assets in the future; accordingly, a reduction to the deferred tax valuation allowance of $98,600,000 was recognized in the purchase price allocation (in addition to certain acquired deferred tax assets). Based upon its allocation of the purchase price, the Company has recorded STi Prepaid intangible assets of $4,400,000.

ResortQuest

In June 2007, the Company completed the acquisition of ResortQuest for $11,900,000, including expenses and working capital adjustments finalized subsequent to the closing date.

Unaudited pro forma operating results for the Company, assuming the acquisitions of STi Prepaid and ResortQuest had occurred as of the beginning of each year presented below, are as follows (in thousands, except per share amounts):

	2007	2006
Revenues	**$1,310,000**	$1,545,100
Income before extraordinary items and cumulative effect of a change in accounting principles	**$ 482,200**	$ 214,000
Net income	**$ 482,200**	$ 214,000
Per Share:		
Basic	**$2.21**	$.99
Diluted	**$2.09**	$.96

The amounts above reflect the historical operating results of Telco and ResortQuest for periods prior to the purchase transactions. Telco's 2007 historical results include a $3,300,000 charge to write down certain inventory. ResortQuest's 2006 historical results include $4,900,000 of revenue relating to the full settlement of its claim under its insurance policies as a result of hurricanes.

3. Acquisitions, continued:

Pro forma adjustments principally reflect the allocation of the purchase price to the difference between fair value and book value of property and equipment, resulting in increases or decreases to historical depreciation expense, and the allocation to identifiable intangible assets, resulting in increased amortization expense. The unaudited pro forma data is not indicative of future results of operations or what would have resulted if the acquisitions had actually occurred as of the beginning of the periods presented. Unaudited acquisition balance sheets are not included as amounts were not material.

Premier

During 2006, the Company indirectly acquired a controlling voting interest in Premier for an aggregate purchase price of $90,800,000, excluding expenses. The Company owns approximately 56% of the common units of Premier and all of Premier's preferred units, which accrue an annual preferred return of 17%. The Company also acquired Premier's junior subordinated note due August 2012, and during 2007 provided Premier with a $180,000,000 senior secured credit facility to partially fund Premier's bankruptcy plan of reorganization (discussed below). As of December 31, 2007, the Company's investment in Premier was $267,600,000. At acquisition, the Company consolidated Premier as a result of its controlling voting interest; during the pendency of bankruptcy proceedings Premier was deconsolidated and accounted for under the equity method.

Premier owns the Hard Rock Biloxi, which opened to the public on June 30, 2007. The Hard Rock Biloxi was scheduled to open to the public on August 31, 2005; however, two days prior to opening, Hurricane Katrina hit the Mississippi Gulf Coast and severely damaged the hotel and related structures and completely destroyed the casino. On September 19, 2006, Premier and its subsidiary filed voluntary petitions for reorganization under the bankruptcy code, before the United States Bankruptcy Court for the Southern District of Mississippi, Southern Division. Premier filed its petitions in order to seek the court's assistance in gaining access to Hurricane Katrina-related insurance proceeds (an aggregate of $161,200,000) which had been denied to Premier by its pre-petition secured bondholders.

Premier filed an amended disclosure statement and plan of reorganization on February 22, 2007 which provided for the payment in full of all of Premier's creditors, including payment of principal and accrued interest due to the holders of Premier's 10¾% senior secured notes at par (the "Premier Notes"). On July 30, 2007, the court entered an order confirming the plan, subject to a modification which Premier filed on August 1, 2007; Premier emerged from bankruptcy and once again became a consolidated subsidiary of the Company on August 10, 2007. The plan was funded in part with the $180,000,000 senior secured credit facility provided by a subsidiary of the Company. The credit facility matures on February 1, 2012, bears interest at 10¾%, is prepayable at any time without penalty, and contains other covenants, terms and conditions similar to those contained in the indenture governing the Premier Notes. Since the plan did not result in any change in ownership of the voting interests in Premier, the Company did not apply "fresh start" accounting and did not treat the reconsolidation of Premier as the acquisition of a business that, under the purchase method of accounting, requires the measurement of assets and liabilities at fair value. Accordingly, the Company reconsolidated the assets and liabilities of Premier upon its emergence from bankruptcy using its historical basis in Premier's assets and liabilities.

See Note 18 for information concerning contingencies related to Premier.

NSW, LLC U.S. ("NSW")

In February 2005, Conwed Plastics acquired the assets of NSW for a purchase price of approximately $26,600,000; based upon its allocation of the purchase price the Company recorded an aggregate of $10,200,000 of intangible assets and $8,200,000 of goodwill. NSW has a manufacturing and distribution facility in Roanoke, Virginia, which manufactures a variety of products including produce and packaging nets, header label bags, case liners and heavy weight nets for drainage and erosion control purposes. For more information concerning intangible assets and goodwill, see Note 8.

3. Acquisitions, continued:

Idaho Timber

In May 2005, the Company acquired Idaho Timber for total cash consideration of $133,600,000, including working capital adjustments and expenses, and has consolidated Idaho Timber from the date of acquisition. Based upon its allocation of the purchase price, the Company recorded Idaho Timber intangible assets of $45,100,000.

4. Investments in Associated Companies:

The Company has investments in several Associated Companies. The amounts reflected as equity in income (losses) of associated companies in the consolidated statements of operations are net of income tax provisions (benefits) of $(9,300,000), $22,400,000 and $700,000 for the years ended December 31, 2007, 2006 and 2005, respectively. Included in consolidated retained earnings at December 31, 2007 is approximately $24,100,000 of undistributed earnings of the associated companies.

Goober Drilling, LLC ("Goober Drilling")

In the second quarter of 2006, the Company acquired a 30% limited liability company interest in Goober Drilling for aggregate consideration of $60,000,000, excluding expenses, and agreed to lend to Goober Drilling, on a secured basis, up to $126,000,000 to finance new rig equipment purchases and construction costs and to repay existing debt. Goober Drilling is a land based contract oil and gas drilling company based in Stillwater, Oklahoma that provides land based drilling services to oil and natural gas exploration and production companies in the Mid-Continent Region of the U.S., primarily in Oklahoma and Texas. During 2007, the Company increased its equity interest to 50% for additional payments aggregating $45,000,000. In addition, the credit facility was amended to increase the borrowing capacity to $138,500,000 and the interest rate to LIBOR plus 5%, the Company provided Goober Drilling with an additional secured credit facility of $45,000,000 at an interest rate of LIBOR plus 10%, and the Company provided another secured credit facility of $15,000,000 at an interest rate at the greater of 8% or LIBOR plus 2.6%. At December 31, 2007, the aggregate outstanding loan amount was $171,000,000 excluding accrued interest. The additional funding was required due to increased raw material and labor costs to construct the new rigs and working capital needs due to delays in rig construction. For the years ended December 31, 2007 and 2006, the Company recorded $13,600,000 and $2,000,000, respectively, of pre-tax income from this investment under the equity method of accounting.

The Company's investment in Goober Drilling exceeds the Company's share of its underlying net assets by approximately $48,000,000 at December 31, 2007. This excess is being amortized over a three to fifteen year period.

Cobre Las Cruces, S.A. ("CLC")

CLC is a Spanish company that holds the exploration and mineral rights to the Las Cruces copper deposit in the Pyrite Belt of Spain. It was a consolidated subsidiary of the Company from its acquisition in September 1999 until August 2005, at which time the Company sold a 70% interest to Inmet Mining Corporation ("Inmet"), a Canadian-based global mining company traded on the Toronto stock exchange (Symbol: IMN). Inmet acquired the interest in CLC in exchange for 5,600,000 newly issued Inmet common shares, representing approximately 11.6% of Inmet's current outstanding common shares. The Inmet shares were recorded at their fair value of approximately $78,000,000, and the Company recorded a pre-tax gain on the sale of $10,500,000, which is reflected in the caption investment and other income. For more information on the Inmet shares, see Note 6. The Company retains a 30% interest in CLC.

CLC entered into an agreement with third party lenders for project financing consisting of a ten year senior secured credit facility of up to $240,000,000 and a senior secured bridge credit facility of up to €69,000,000 to

4. Investments in Associated Companies, continued:

finance subsidies and value-added tax. The Company and Inmet have guaranteed 30% and 70%, respectively, of the obligations outstanding under both facilities until completion of the project as defined in the project financing agreement. At December 31, 2007 approximately $126,900,000 was outstanding under the senior secured credit facility and €24,000,000 was outstanding under the senior secured bridge credit facility. The Company and Inmet have also committed to provide financing to CLC which is currently estimated to be €239,000,000 ($350,000,000 at exchange rates in effect on February 14, 2008), of which the Company's share will be 30% ($80,000,000 of which has been loaned as of December 31, 2007). For the years ended December 31, 2007, 2006 and 2005, the Company recorded pre-tax income (losses) of $4,000,000, $3,800,000 and $(1,600,000), respectively, from this investment under the equity method of accounting.

HomeFed Corporation ("HomeFed")

During 2002, the Company sold one of its real estate subsidiaries, CDS Holding Corporation ("CDS"), to HomeFed for a purchase price of $25,000,000, consisting of $1,000,000 in cash and 2,474,226 shares of HomeFed's common stock, which represented approximately 30% of HomeFed's outstanding common stock. For the years ended December 31, 2007, 2006 and 2005, the Company recorded $1,500,000, $2,900,000 and $5,800,000, respectively, of pre-tax income from this investment under the equity method of accounting. HomeFed is engaged, directly and through subsidiaries, in the investment in and development of residential real estate projects in the State of California. HomeFed is a public company traded on the NASD OTC Bulletin Board (Symbol: HOFD).

As a result of a 1998 distribution to all of the Company's shareholders, approximately 6.6% and 8.2% of HomeFed is owned by the Company's Chairman and President, respectively. Both are also directors of HomeFed and the Company's President serves as HomeFed's Chairman.

Jefferies Partners Opportunity Fund II, LLC ("JPOF II") and Jefferies High Yield Holdings, LLC ("JHYH")

During 2000, the Company invested $100,000,000 in the equity of JPOF II, a limited liability company, which is a registered broker-dealer. JPOF II was managed by Jefferies & Company, Inc. ("Jefferies"), a full service investment bank to middle market companies. JPOF II invested in high yield securities, special situation investments and distressed securities and provides trading services to its customers and clients. For the period from January 1, 2007 through March 31, 2007 (date of termination), and for the years ended December 31, 2006 and 2005, the Company recorded pre-tax income from this investment under the equity method of accounting of $3,000,000, $26,200,000 and $23,600,000, respectively. These earnings were distributed by JPOF II as dividends shortly after the end of each period.

During 2007, the Company and Jefferies formed JHYH, a newly formed entity, and the Company and Jefferies each committed to invest $600,000,000. The Company has invested $250,000,000 in cash plus its $100,000,000 investment in JPOF II; its remaining $250,000,000 commitment will be funded at the sole discretion of Jefferies. JHYH owns Jefferies High Yield Trading, LLC ("JHYT"), a registered broker-dealer that is engaged in the secondary sales and trading of high yield securities and special situation securities formerly conducted by Jefferies, including bank debt, post-reorganization equity, public and private equity, equity derivatives, credit default swaps and other financial instruments. JHYT makes markets in high yield and distressed securities and provides research coverage on these types of securities. JHYT does not invest or make markets in sub-prime residential mortgage securities.

Jefferies and the Company each have the right to nominate two of a total of four directors to JHYH's board, and each own 50% of the voting securities. The organizational documents also permit passive investors to invest up to $800,000,000. Jefferies also received additional JHYH securities entitling it to 20% of the profits. The voting and non-voting interests are entitled to a pro rata share of the profits of JHYH, and are mandatorily redeemable in

4. Investments in Associated Companies, continued:

2013, with an option to extend up to three additional one-year periods. Under GAAP, JHYH is considered a variable interest entity that is consolidated by Jefferies, since Jefferies is the primary beneficiary. The Company's share of JHYH's net income was $4,300,000 during 2007.

Wintergreen Partners Fund, L.P. ("Wintergreen")

The Company has invested an aggregate of $50,000,000 in Wintergreen, a limited partnership that invests in domestic and foreign debt and equity securities. For the years ended December 31, 2007, 2006 and 2005, the Company recorded $14,000,000, $11,000,000 and $500,000, respectively, of pre-tax income from this investment under the equity method of accounting. At December 31, 2007, the book value of the Company's investment in Wintergreen was $75,500,000.

EagleRock Capital Partners (QP), LP ("EagleRock")

During 2001, the Company invested $50,000,000 in EagleRock, a limited partnership that invests and trades in securities and other investment vehicles. At December 31, 2007, the book value of the Company's equity investment in EagleRock was $33,500,000; the Company received distributions of $15,000,000 and $48,200,000 from EagleRock in 2007 and 2006, respectively. Pre-tax income (losses) of $(11,800,000), $16,400,000 and $(28,900,000) for the years ended December 31, 2007, 2006 and 2005, respectively, were recorded from this investment under the equity method of accounting.

Highland Funds

In January 2007, the Company invested $74,000,000 in Highland Opportunity Fund, L.P. ("Highland Opportunity"), a limited partnership which principally invests through a master fund in mortgage-backed and asset-backed securities, and $25,000,000 in HFH ShortPLUS Fund, L.P. ("Shortplus"), a limited partnership which principally invests through a master fund in a short-term based portfolio of asset-backed securities. For the year ended December 31, 2007, the Company recorded $(17,600,000) and $54,500,000 of pre-tax income (losses) for Highland Opportunity and Shortplus, respectively.

Pershing Square IV, L.P. ("Pershing Square")

In June 2007, the Company invested $200,000,000 to acquire a 10% limited partnership interest in Pershing Square, a newly-formed private investment partnership whose investment decisions are at the sole discretion of Pershing Square's general partner. The stated objective of Pershing Square is to create significant capital appreciation by investing in Target Corporation. For the year ended December 31, 2007, the Company recorded $85,500,000 of pre-tax losses from this investment under the equity method of accounting, principally resulting from declines in the market value of Target Corporation's common stock.

RCG Ambrose, L.P. ("Ambrose")

In September 2007, the Company invested $75,000,000 in Ambrose, a limited partnership which principally invests through a master fund in anticipated corporate transactions including mergers, acquisitions, recapitalizations and similar events. For the year ended December 31, 2007, the Company recorded $1,100,000 of pre-tax losses from this investment under the equity method of accounting.

4. Investments in Associated Companies, continued:

Union Square

Union Square, two entities in which the Company had non-controlling equity interests, sold their respective interests in an office complex located on Capitol Hill in Washington, D.C. during 2005. Including repayment of its mortgage loans at closing, the Company's share of the net proceeds was $73,200,000, and the Company recognized a pre-tax gain of $72,300,000 for the year ended December 31, 2005.

Olympus Re Holdings, Ltd. ("Olympus")

During 2001, the Company invested $127,500,000 for a 25% common stock interest in Olympus, a newly formed Bermuda reinsurance company primarily engaged in the property excess, marine and aviation reinsurance business. In 2003, the Company sold a portion of its common shares of Olympus back to Olympus for total proceeds of $79,500,000 as part of an issuer tender offer available to all of its shareholders.

During 2005, Olympus recorded significant losses as a result of estimated insurance claims from Hurricanes Katrina, Rita and Wilma. In early 2006, Olympus raised a significant amount of new equity to replace some, but not all of the capital that was lost as a result of the 2005 hurricanes. Since the Company did not invest additional capital in Olympus, its equity interest was diluted (to less than 4%) such that it no longer applied the equity method of accounting for this investment subsequent to December 31, 2005. For the year ended December 31, 2005 the Company recorded $120,100,000 of pre-tax losses from this investment under the equity method of accounting. In addition, during 2005, the Company recorded an impairment loss of $3,700,000 to reduce the book value of its investment to zero.

The following table provides summarized data with respect to the Associated Companies accounted for on the equity method of accounting included in results of operations for the three years ended December 31, 2007. (Amounts are in thousands.)

	2007	2006
Assets	**$5,761,200**	$3,553,900
Liabilities	**1,446,500**	1,980,500
Net assets	**$4,314,700**	$1,573,400
The Company's portion of the reported net assets	**$1,175,700**	$ 770,800

	2007	2006	2005
Total revenues	**$ 158,900**	$ 640,400	$ 984,400
Income (loss) from continuing operations before extraordinary items	**$ (625,100)**	$ 214,600	$(484,200)
Net income (loss)	**$ (625,100)**	$ 214,600	$(484,200)
The Company's equity in net income (loss)	**$ (31,200)**	$ 60,100	$ (44,400)

Except for its investment in CLC, the Company has not provided any guarantees, nor is it contingently liable for any of the liabilities reflected in the above table. All such liabilities are non-recourse to the Company. The Company's exposure to adverse events at the investee companies is limited to the book value of its investment.

5. Discontinued Operations:

Symphony Health Services, LLC ("Symphony")

In July 2006, the Company sold Symphony for approximately $107,000,000. After satisfaction of Symphony's outstanding credit agreement by the buyer ($31,700,000 at date of sale) and certain sale related obligations, the

5. Discontinued Operations, continued:

Company realized net cash proceeds of $62,300,000 and recorded a pre-tax gain on sale of discontinued operations of $53,300,000 ($33,500,000 after tax).

ATX Communications, Inc. ("ATX")

In September 2006, the Company sold ATX for aggregate cash consideration of approximately $85,700,000 and recorded a pre-tax gain on sale of discontinued operations of $41,600,000 ($26,100,000 after tax).

WilTel

In December 2005, the Company sold WilTel to Level 3 Communications, Inc. ("Level 3") for aggregate cash consideration of $460,300,000 (net of estimated working capital adjustments of approximately $25,500,000), and 115,000,000 newly issued shares of Level 3 common stock. In connection with the sale, the Company retained certain assets and liabilities of WilTel that were not purchased by Level 3. The retained assets included (i) WilTel's headquarters building (including the adjacent parking garage) located in Tulsa, Oklahoma, (ii) cash and cash equivalents in excess of $100,000,000, (iii) corporate aircraft and related capital lease obligations, and (iv) marketable securities. In addition, the Company retained all of WilTel's right to receive certain cash payments from AT&T Inc. (formerly SBC Communications Inc.) totaling $236,000,000, of which $37,500,000 was received prior to closing and the balance was received during 2006. Prior to the closing, WilTel repaid its long-term debt obligations using its funds, together with $220,000,000 of funds advanced by the Company. The retained liabilities also include WilTel's defined benefit pension plan and supplemental retirement plan obligation and certain other employee related liabilities. The agreement with Level 3 required that all parties make the appropriate filings to treat the purchase of WilTel as a purchase of assets for federal, state and local income and franchise tax purposes. As a result, WilTel's net operating loss carryforwards ("NOLs"), as well as any tax losses generated by the sale, remained with the Company. For more information on the Company's NOLs, see Note 16.

The Company recorded a pre-tax gain on disposal of WilTel of $243,800,000 ($243,800,000 after tax). The calculation of the gain on sale included: (1) the cash proceeds received from Level 3, net of estimated working capital adjustments; (2) the fair value of the Level 3 common shares of $339,300,000, based on the $2.95 per share closing price of Level 3 common stock immediately prior to closing; (3) the amount of the AT&T cash payments that had not been previously accrued prior to closing ($175,900,000); (4) an impairment charge for WilTel's headquarters building described below; and (5) the net book value of the net assets sold and estimated expenses and other costs related to the transaction.

WilTel's former headquarters building, including the adjacent parking garage, was not included in the sale to Level 3 and was retained by the Company. The Company concluded that the change in the manner in which the asset was being used, from a headquarters facility of an operating subsidiary to a property held for investment, was a change in circumstances which indicated that the carrying amount of the facility might not be recoverable. On the closing date of the sale to Level 3, the carrying amount of the facility was $96,500,000; the Company concluded that the carrying amount was not recoverable, and an impairment loss of $42,400,000 was recorded reducing the gain on disposal of discontinued operations.

During 2007, the facility was sold for net cash proceeds of $53,500,000 which resulted in a small gain.

Gain on disposal of discontinued operations for 2007 includes a pre-tax gain of $800,000 ($500,000 after tax) from the resolution of sale-related contingencies. Gain on disposal of discontinued operations during 2006 includes $2,400,000 of pre-tax gains ($1,500,000 after tax) principally for the resolution of certain sale-related contingencies and obligations and working capital adjustments.

5. Discontinued Operations, continued:

Real Estate

In May 2005, the Company sold its 716-room Waikiki Beach hotel and related assets for an aggregate purchase price of $107,000,000, before closing costs and other required payments. After satisfaction of mortgage indebtedness on the hotel of $22,100,000 at closing, the Company received net cash proceeds of approximately $73,000,000, and recorded a pre-tax gain of $56,600,000 ($56,600,000 after tax) reflected in discontinued operations for the year ended December 31, 2005. Historical operating results for the hotel were not material.

Other

Gain on disposal of discontinued operations for 2007 includes a pre-tax gain of $4,000,000 ($2,800,000 after tax) related to the collection of additional amounts from the sale of the Company's interest in an Argentine shoe manufacturer in 2005 that had not been previously recognized (collectibility was uncertain). Although there was no material gain or loss on disposal in 2005, results of discontinued operations during 2005 include a pre-tax loss of $4,400,000 related to this investment.

In 2006, the Company sold its gas properties and recorded a pre-tax loss on disposal of discontinued operations of $900,000. Income (loss) from discontinued operations for 2006 includes $2,900,000 of pre-tax losses related to these gas properties; amounts for 2005 were not material.

In 2006, the Company received $3,000,000 from a former insurance subsidiary which, for many years, had been undergoing liquidation proceedings controlled by state insurance regulators. The Company reflected the amount received as a gain on disposal of discontinued operations. For income tax purposes, the payment is treated as a non-taxable distribution paid by a subsidiary; as a result, no tax expense has been recorded.

A summary of the results of discontinued operations is as follows for the two year period ended December 31, 2006 (in thousands):

	2006	2005
Revenues and other income:		
Telecommunications revenues	$118,987	$1,855,130
Healthcare revenues	110,370	239,046
Investment and other income	2,790	116,006
Net securities gains	–	3,483
	232,147	2,213,665
Expenses:		
Telecommunications cost of sales	72,231	1,290,409
Healthcare cost of sales	95,628	203,149
Interest	1,321	30,389
Salaries	26,889	180,348
Depreciation and amortization	10,018	171,395
Selling, general and other expenses	29,888	222,679
	235,975	2,098,369
Income (loss) from discontinued operations before income taxes	(3,828)	115,296
Income tax provision (benefit)	132	(33)
Income (loss) from discontinued operations, net of taxes	$ (3,960)	$ 115,329

Results of discontinued operations for 2007 were not material.

6. Investments:

A summary of investments classified as current assets at December 31, 2007 and 2006 is as follows (in thousands):

	2007		2006	
	Amortized Cost	Carrying Value and Estimated Fair Value	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	$897,470	$899,053	$803,034	$809,927
Trading securities	47,180	71,618	79,526	80,321
Other investments, including accrued interest income	12,528	12,528	13,725	13,725
Total current investments	$957,178	$983,199	$896,285	$903,973

The amortized cost, gross unrealized gains and losses and estimated fair value of available for sale investments classified as current assets at December 31, 2007 and 2006 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2007				
Bonds and notes:				
United States Government and agencies	$735,721	$1,634	$189	$737,166
U.S. Government-Sponsored Enterprises	159,365	138	8	159,495
All other corporates	2,384	17	9	2,392
Total fixed maturities	$897,470	$1,789	$206	$899,053
2006				
Bonds and notes:				
United States Government and agencies	$440,375	$ 99	$155	$440,319
U.S. Government-Sponsored Enterprises	192,357	2	100	192,259
All other corporates	165,396	5,202	56	170,542
Total fixed maturities	798,128	5,303	311	803,120
Equity securities:				
Industrial, miscellaneous and all other	4,906	1,901	–	6,807
Total equity securities	4,906	1,901	–	6,807
Total	$803,034	$7,204	$311	$809,927

Trading securities is comprised of other investments, principally INTL Consilium Emerging Market Absolute Return Fund, LLC's investment in a master fund, and at December 31, 2007 includes an investment in credit default swaps carried at fair value of $22,000,000. Net security gains include $19,500,000 of unrealized gains related to these derivative financial investments for the year ended December 31, 2007. The Company's objective in making this speculative investment is to realize capital appreciation.

A summary of non-current investments at December 31, 2007 and 2006 is as follows (in thousands):

	2007		2006	
	Amortized Cost	Carrying Value and Estimated Fair Value	Amortized Cost	Carrying Value and Estimated Fair Value
Investments available for sale	$ 951,988	$2,618,648	$1,131,198	$1,283,261
Other investments	157,873	157,873	182,588	182,588
Total non-current investments	$1,109,861	$2,776,521	$1,313,786	$1,465,849

Other non-current investments include 5,600,000 common shares of Inmet, which have a cost and carrying value of $78,000,000 at December 31, 2007 and 2006. Although the Inmet shares have registration rights, they may not

6. Investments, continued:

be sold until the earlier of August 2009 or the date on which the Company is no longer obligated under the guarantee of CLC's credit facilities. At acquisition, the fair value of the Inmet common stock was determined to be approximately 90% of the then current trading price as a result of these transferability restrictions. The Inmet shares will be carried at the initially recorded value (unless there is an other than temporary impairment) until one year prior to the termination of the transfer restrictions. At December 31, 2007, the market value of the Inmet shares is approximately $451,800,000.

In August 2006, pursuant to a subscription agreement with Fortescue Metals Group Ltd ("Fortescue") and its subsidiary, FMG Chichester Pty Ltd ("FMG"), the Company invested an aggregate of $408,000,000, including expenses, in Fortescue's Pilbara iron ore and infrastructure project in Western Australia. In exchange for its cash investment, the Company received 26,400,000 common shares of Fortescue, representing approximately 9.99% of the outstanding Fortescue common stock, and a $100,000,000 note of FMG that matures in August 2019. In July 2007, Fortescue sold new common shares in an underwritten public offering to raise additional capital for its mining project and to fund future growth. In connection with this offering, the Company exercised its pre-emptive rights to maintain its ownership position and acquired an additional 1,398,600 common shares of Fortescue for $44,200,000. Non-current available for sale investments include 277,986,000 (reflecting a 10 for 1 split in December 2007) and 26,400,000 common shares of Fortescue, representing approximately 9.9% of the outstanding Fortescue common stock at December 31, 2007 and 2006, respectively. Fortescue is a publicly traded company on the Australian Stock Exchange (Symbol: FMG), and the shares acquired by the Company may be sold without restriction on the Australian Stock Exchange or in accordance with applicable securities laws. The Fortescue shares have a cost of $246,300,000 and $202,100,000 and market values of $1,824,700,000 and $276,300,000 at December 31, 2007 and 2006, respectively.

Interest on the FMG note is calculated as 4% of the revenue, net of government royalties, invoiced from the iron ore produced from the project's Cloud Break and Christmas Creek areas. The note is unsecured and subordinate to the project's senior secured debt. For accounting purposes, the Company recorded its 2006 investment in Fortescue's common shares at the market price on the date of acquisition, and bifurcated its remaining Fortescue investment into a 13 year zero-coupon note and a prepaid mining interest. The zero-coupon note was recorded at an estimated initial fair value of $21,600,000, representing the present value of the principal amount discounted at 12.5%. The prepaid mining interest of $184,300,000 has been classified with other non-current assets, and will be amortized to expense as the 4% of revenue is earned.

The amortized cost, gross unrealized gains and losses and estimated fair value of non-current investments classified as available for sale at December 31, 2007 and 2006 are as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2007				
Bonds and notes:				
United States Government and agencies	$ 54,148	$ 457	$ 404	$ 54,201
U.S. Government-Sponsored Enterprises	286,204	293	3,448	283,049
States, municipalities and political subdivisions	3,442	–	–	3,442
All other corporates	75,162	5,403	1,099	79,466
Total fixed maturities	418,956	6,153	4,951	420,158
Equity securities:				
Preferred stocks	7,849	–	–	7,849
Common stocks:				
Banks, trusts and insurance companies	99,716	33,863	1,133	132,446
Industrial, miscellaneous and all other	425,467	1,638,196	5,468	2,058,195
Total equity securities	533,032	1,672,059	6,601	2,198,490
	$ 951,988	$1,678,212	$11,552	$2,618,648

6. Investments, continued:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2006				
Bonds and notes:				
United States Government and agencies	$ 61,098	$ –	$ 850	$ 60,248
U.S. Government-Sponsored Enterprises	337,397	612	4,366	333,643
States, municipalities and political subdivisions	50	–	–	50
All other corporates	153,175	6,508	291	159,392
Total fixed maturities	551,720	7,120	5,507	553,333
Equity securities:				
Preferred stocks	8,331	35	–	8,366
Common stocks:				
Banks, trusts and insurance companies	12,340	9,744	–	22,084
Industrial, miscellaneous and all other	558,807	142,876	2,205	699,478
Total equity securities	579,478	152,655	2,205	729,928
	$1,131,198	$ 159,775	$ 7,712	$1,283,261

The amortized cost and estimated fair value of non-current investments classified as available for sale at December 31, 2007, by contractual maturity, are shown below. Expected maturities are likely to differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
	(In thousands)	
Due after one year through five years	$ 35,083	$ 38,278
Due after five years through ten years	6,276	7,360
Due after ten years	54,953	54,981
	96,312	100,619
Mortgage-backed securities	322,644	319,539
	$418,956	$420,158

Net unrealized gains (losses) on investments were $997,700,000, $37,800,000 and $(22,400,000) at December 31, 2007, 2006 and 2005, respectively. Reclassification adjustments included in comprehensive income for the three year period ended December 31, 2007 are as follows (in thousands):

	2007	2006	2005
Net unrealized holding gains arising during the period, net of taxes of $561,743, $48,799 and $0	**$981,411**	$ 86,004	$ 12,707
Less: reclassification adjustment for net gains included in net income, net of taxes of $12,328, $14,650 and $0	**(21,539)**	(25,817)	(188,284)
Net change in unrealized gains (losses) on investments, net of taxes of $549,415, $34,149 and $0	**$959,872**	$ 60,187	$(175,577)

6. Investments, continued:

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category, all of which have been in a continuous unrealized loss position for less than 12 months, at December 31, 2007 (in thousands):

Description of Securities	Fair Value	Unrealized Losses
United States Government and agencies	$293,236	$ 189
U.S. Government-Sponsored Enterprises	20,092	8
Mortgage-backed securities	104,298	1,216
Corporate bonds	19,080	788
Marketable equity securities	37,396	5,558
Total temporarily impaired securities	$474,102	$7,759

The unrealized losses on the securities issued by the United States Government and agencies, the U.S. Government-Sponsored Enterprises and the mortgage-backed securities were considered to be minor (approximately .1%, less than .1% and 1.2%, respectively). The unrealized losses on the securities issued by the United States Government and agencies relate to 7 securities which were purchased in 2007 and mature in 2008. The unrealized loss on the U.S. Government-Sponsored Enterprises relates to 1 security which was purchased in 2007 and which matures in 2008. The unrealized losses on the mortgage-backed securities (all of which are issued by U.S. Government agencies and U.S. Government-Sponsored Enterprises) relate to 51 securities substantially all of which were purchased in 2007. The unrealized losses related to the corporate bonds and marketable equity securities are not considered to be an other than temporary impairment. This determination is based on a number of factors including, but not limited to, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, the reason for the decline in the fair value, changes in fair value subsequent to the balance sheet date, the ability and intent to hold investments to maturity, and other factors specific to the individual investment.

At December 31, 2007, the Company's investments which have been in a continuous unrealized loss position for 12 months or longer are comprised of 74 securities which had aggregate gross unrealized losses of approximately $4,000,000 and an aggregate fair value of approximately $162,000,000. These securities are primarily mortgage-backed securities (all of which are issued by U.S. Government agencies and U.S. Government-Sponsored Enterprises).

At December 31, 2007 and 2006, the aggregate carrying amount of the Company's investment in securities that are accounted for under the cost method totaled $157,900,000 and $182,600,000, respectively. Of this amount, $78,000,000 relates to the Company's investment in the Inmet common shares, which had a market value in excess of the carrying amount. The fair value of the remaining cost method securities was not estimated as there were no identified events or changes in circumstances that may have a significant adverse effect on the fair value and it was not practicable to estimate the fair value of these investments.

Securities with book values of $12,500,000 and $12,400,000 at December 31, 2007 and 2006, respectively, collateralized certain swap agreements.

7. Trade, Notes and Other Receivables, Net:

A summary of current trade, notes and other receivables, net at December 31, 2007 and 2006 is as follows (in thousands):

	2007	2006
Trade receivables	**$ 66,101**	$25,745
Receivables related to securities	**13,678**	24,962
Receivables related to associated companies	**19,276**	–
Receivables relating to real estate activities	**5,934**	6,591
Other	**30,800**	14,145
	135,789	71,443
Allowance for doubtful accounts	**(2,024)**	(1,621)
Total current trade, notes and other receivables, net	**$133,765**	$69,822

8. Intangible Assets, Net and Goodwill:

A summary of these assets at December 31, 2007 and 2006 is as follows (in thousands):

	2007	2006
Intangibles:		
Customer relationships, net of accumulated amortization of $19,472 and $11,768	**$52,362**	$46,967
Licenses, net of accumulated amortization of $361 and $0	**11,527**	–
Trademarks and tradename, net of accumulated amortization of $403 and $227	**1,886**	1,642
Patents, net of accumulated amortization of $453 and $298	**1,907**	2,032
Other, net of accumulated amortization of $2,048 and $1,727	**3,673**	645
Goodwill	**8,151**	8,151
	$79,506	$59,437

As a result of the acquisitions of STi Prepaid and ResortQuest during 2007, intangibles increased by $10,000,000 which are amortized over their estimated useful lives; see Note 3 for further information concerning these acquisitions. Intangible assets also increased by $3,600,000 and $3,200,000 during 2007 related to acquisitions by Conwed Plastics and within the Other Operations segment, respectively. These intangible assets are being amortized on a straight-line basis over their estimated useful lives. The increase in licenses during 2007 relates to the reconsolidation of Premier, which is more fully discussed in Note 3.

Amortization expense on intangible assets was $8,600,000, $7,700,000 and $5,800,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The estimated aggregate future amortization expense for the intangible assets for each of the next five years is as follows: 2008 - $9,300,000; 2009 - $8,800,000; 2010 - $8,500,000; 2011 - $8,100,000; and 2012 - $7,700,000.

At December 31, 2007 and 2006, all of the goodwill in the above table relates to Conwed Plastics.

9. Other Assets:

A summary of non-current other assets at December 31, 2007 and 2006 is as follows (in thousands):

	2007	2006
Real Estate	**$225,409**	$176,728
Unamortized debt expense	**33,447**	16,216
Restricted cash	**93,556**	20,603
Prepaid mining interest	**184,315**	184,315
Other	**7,705**	3,827
	$544,432	$401,689

In October 2007, the Company entered into an agreement with the Panama City-Bay County Airport and Industrial District of Panama City, Florida to purchase approximately 708 acres of land which currently houses the Panama City-Bay County International Airport. At December 31, 2007, restricted cash included $56,500,000 that has been placed into escrow pursuant to this agreement; the transaction will close and title to the property will pass only after the city completes construction of a new airport and moves the airport operations to its new location within specified timeframes. In addition, restricted cash at December 31, 2007 includes $14,700,000 of escrowed funds relating to the Premier noteholders' claims; see Note 18 for further information.

The Company's prepaid mining interest relates to its investment in Fortescue, which is more fully explained in Note 6.

10. Property, Equipment and Leasehold Improvements, Net:

A summary of property, equipment and leasehold improvements, net at December 31, 2007 and 2006 is as follows (in thousands):

	Depreciable Lives (in years)	2007	2006
Buildings and leasehold improvements	3-45	**$ 359,801**	$ 131,122
Machinery and equipment	3-25	**157,692**	101,104
Network equipment	5-15	**32,294**	30,587
Corporate aircraft	10	**87,981**	87,981
Computer equipment and software	2-5	**14,455**	3,921
Furniture and fixtures	2-10	**23,549**	7,131
Construction in progress	N/A	**10,498**	3,291
Other	3-7	**3,300**	5,144
		689,570	370,281
Accumulated depreciation and amortization		**(176,766)**	(136,065)
		$ 512,804	$ 234,216

11. Trade Payables, Expense Accruals, Other Current Liabilities and Other Non-Current Liabilities:

A summary of trade payables and expense accruals at December 31, 2007 and 2006 is as follows (in thousands):

	2007	2006
Trade payables	$ 41,877	$ 16,061
Due to telecommunication carriers	31,289	–
Payables related to securities	4,712	15,883
Accrued compensation, severance and other employee benefits	46,722	42,320
Accrued legal and professional fees	19,224	8,973
Accrued clinical trial expenses	6,648	434
Taxes other than income	3,481	1,684
Accrued interest payable	41,348	20,739
Other	34,259	21,645
	$229,560	$127,739

A summary of other non-current liabilities at December 31, 2007 and 2006 is as follows (in thousands):

	2007	2006
Postretirement and postemployment benefits	$ 5,704	$ 6,078
Pension liability	18,430	40,351
Liabilities related to real estate activities	4,141	4,015
Other	42,786	39,824
	$71,061	$90,268

12. Indebtedness:

The principal amount, stated interest rate and maturity date of outstanding debt at December 31, 2007 and 2006 are as follows (dollars in thousands):

	2007	2006
Parent Company Debt:		
Senior Notes:		
Bank credit facility	$ –	$ –
7¾% Senior Notes due 2013, less debt discount of $312 and $355	99,688	99,645
7% Senior Notes due 2013, net of debt premium of $793 and $904	375,793	375,904
7⅛% Senior Notes due 2017	500,000	–
8⅛% Senior Notes due 2015, less debt discount of $8,266 and $0	491,734	–
Subordinated Notes:		
3¾% Convertible Senior Subordinated Notes due 2014	350,000	350,000
8.65% Junior Subordinated Deferrable Interest Debentures due 2027	98,200	98,200
Subsidiary Debt:		
Repurchase agreements	124,977	181,763
Aircraft financing	39,221	41,335
Capital leases due 2008 through 2015 with a weighted average interest rate of 11.6%	10,194	9,418
Other due 2008 through 2011 with a weighted average interest rate of 6.9%	46,743	3,196
Total debt	2,136,550	1,159,461
Less: current maturities	(132,405)	(184,815)
Long-term debt	$2,004,145	$ 974,646

12. Indebtedness, continued:

Parent Company Debt:

In June 2006, the Company entered into a new credit agreement with various bank lenders for a $100,000,000 unsecured credit facility that matures in five years and bears interest based on the Eurocurrency rate or the prime rate. At December 31, 2007, no amounts were outstanding under this bank credit facility.

In March 2007, the Company sold $500,000,000 principal amount of its newly authorized 7⅛% Senior Notes due 2017 in a private placement transaction. Net proceeds after payment of underwriting fees were $490,000,000. Pursuant to an exchange offer, these notes were subsequently exchanged for a new issue of debt securities registered under the Securities Act with terms identical to those of the 7⅛% Senior Notes (except for provisions relating to transfer restrictions and payment of additional interest).

In September 2007, the Company sold $500,000,000 principal amount of its newly authorized 8⅛% Senior Notes due 2015 at an issue price of 98.307%. Net proceeds after payment of underwriting fees were $481,700,000.

In April 2004, the Company sold $350,000,000 principal amount of its 3¾% Convertible Senior Subordinated Notes due 2014 in a private placement transaction. The notes are convertible into the Company's common shares at $22.97 per share at any time before their maturity, subject to certain restrictions contained in the notes, at a conversion rate of 43.5414 shares per each $1,000 principal amount of notes subject to adjustment (an aggregate of 15,239,490 shares).

The Company's senior note indentures contain covenants that restrict its ability to incur more Indebtedness or issue Preferred Stock of Subsidiaries if the Company fails to maintain a specified ratio of Consolidated Debt to Consolidated Tangible Net Worth, limit the ability of the Company and Material Subsidiaries to incur, in certain circumstances, Funded Debt or Liens, and contain other terms and restrictions all as defined in the senior note indentures. The Company's bank credit agreement also contains covenants and restrictions which are generally more restrictive than the senior note indentures; however, the Company has the ability to terminate the bank credit agreement if no amounts are outstanding. As of December 31, 2007, cash dividends of approximately $1,316,500,000 would be eligible to be paid under the bank credit agreement; the senior note indentures do not restrict the payment of dividends.

Subsidiary Debt:

Debt due within one year includes $125,000,000 and $181,800,000 as of December 31, 2007 and 2006, respectively, relating to repurchase agreements. At December 31, 2007, these fixed rate repurchase agreements have a weighted average interest rate of approximately 5.1%, mature in January 2008 and are secured by non-current investments with a carrying value of $129,100,000.

During 2001, a subsidiary of the Company borrowed $53,100,000 secured by certain of its corporate aircraft. This debt bears interest based on a floating rate, requires monthly payments of principal and interest and matures in ten years. The interest rate at December 31, 2007 was 9.2%. The subsidiary has entered into an interest rate swap agreement for this financing, which fixed the interest rate at approximately 5.7%. The subsidiary would have paid $1,500,000 and $300,000 at December 31, 2007 and 2006, respectively, if the swap were terminated. Changes in interest rates in the future will change the amounts to be received under the agreement, as well as interest to be paid under the related variable debt obligation. The Parent company has guaranteed this financing.

Capital leases primarily consist of a sale-leaseback transaction related to certain corporate aircraft; the lease term expires in 2015.

12. Indebtedness, continued:

Other subsidiary debt principally includes Premier's equipment financing ($18,700,000) and debt secured by a real estate development project ($27,800,000). With respect to the real estate development project, the subsidiary entered into an interest rate swap agreement, which fixed the interest rate at approximately 5.1%. The subsidiary would have paid $3,900,000 at December 31, 2007 if the swap were terminated. Changes in interest rates in the future will change the amounts to be received under the agreement, as well as interest to be paid under the related variable debt obligation.

At December 31, 2007, $303,800,000 of other assets (primarily investments, real estate and property) are pledged for indebtedness aggregating $221,100,000.

Counterparties to interest rate and currency swap agreements are major financial institutions, that management believes are able to fulfill their obligations. Management believes any losses due to default by the counterparties are likely to be immaterial.

The aggregate annual mandatory redemptions of debt during the five year period ending December 31, 2012 are as follows: 2008 - $132,400,000; 2009 - $35,300,000; 2010 - $14,300,000; 2011 - $33,900,000; and 2012 - $1,200,000.

The weighted average interest rate on short-term borrowings (consisting of repurchase agreements) was 5.1% and 5.3% at December 31, 2007 and 2006, respectively.

13. Common Shares, Stock Options and Preferred Shares:

In September 2007, the Company completed the issuance and sale of 5,500,000 of its common shares at a net price of $45.50 per share. Net proceeds after payment of underwriting fees were $242,000,000.

The Board of Directors from time to time has authorized acquisitions of the Company's common shares. In March 2007, the Company's Board of Directors increased to 12,000,000 the maximum number of shares that the Company is authorized to purchase. During the three year period ended December 31, 2007, the Company acquired 18,617 common shares at an average price of $27.73 per common share, all in connection with stock option exercises. At December 31, 2007, the Company is authorized to repurchase 11,995,285 common shares.

Effective January 1, 2006, the Company adopted SFAS 123R using the modified prospective method. As a result of the adoption of SFAS 123R, compensation cost increased by $11,200,000 and $15,200,000 for the years ended December 31, 2007 and 2006, respectively, and net income decreased by $8,100,000 and $9,800,000 for the years ended December 31, 2007 and 2006, respectively. Had the Company used the fair value based accounting method for 2005, compensation cost would have been higher by $1,600,000. As of December 31, 2007, total unrecognized compensation cost related to nonvested share-based compensation plans was $22,000,000; this cost is expected to be recognized over a weighted-average period of 1.3 years.

As of December 31, 2007, the Company has two share-based plans: a fixed stock option plan and a senior executive warrant plan. The fixed stock option plan provides for grants of options or rights to non-employee directors and certain employees up to a maximum grant of 450,000 shares to any individual in a given taxable year. The maximum number of common shares that may be acquired through the exercise of options or rights under this plan cannot exceed 2,519,150. The plan provides for the issuance of stock options and stock appreciation rights at not less than the fair market value of the underlying stock at the date of grant. Options granted to employees under this plan are intended to qualify as incentive stock options to the extent permitted under the Internal Revenue Code and become exercisable in five equal annual instalments starting one year from date of grant. Options granted to non-employee directors become exercisable in four equal annual instalments starting one year from date of grant. No stock appreciation rights have been granted. As of December 31, 2007, 1,567,350 shares were available for grant under the plan.

13. Common Shares, Stock Options and Preferred Shares, continued:

The senior executive warrant plan provides for the issuance, subject to shareholder approval, of warrants to purchase up to 2,000,000 common shares to each of the Company's Chairman and President at an exercise price equal to 105% of the closing price per share of a common share on the date of grant. On March 6, 2006, the Company's Board of Directors approved, subject to shareholder approval, the grant of warrants to purchase 2,000,000 common shares to each of the Company's Chairman and President at an exercise price equal to $28.515 per share (105% of the closing price per share of a common share on that date). In May 2006, shareholder approval was received and the warrants were issued. The warrants expire in 2011 and vest in five equal tranches with 20% vesting on the date shareholder approval was received and an additional 20% vesting in each subsequent year. At December 31, 2007, 4,000,000 warrants were outstanding and 1,600,000 were exercisable with aggregate intrinsic values of $74,300,000 and $29,700,000, respectively. Both the outstanding and exercisable warrants had a weighted-average remaining contractual term of 3.2 years. No warrants were exercised or forfeited during 2007.

A summary of activity with respect to the Company's stock options for the three years ended December 31, 2007 is as follows:

	Common Shares Subject to Option	Weighted-Average Exercise Prices	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance at December 31, 2004	2,554,860	$16.36		
Granted	12,000	$18.03		
Exercised	(431,600)	$ 8.55		$ 5,200,000
Cancelled	(180,000)	$21.75		
Balance at December 31, 2005	1,955,260	$17.60		
Granted	1,037,000	$27.42		
Exercised	(300,010)	$12.79		$ 4,400,000
Cancelled	(34,000)	$23.40		
Balance at December 31, 2006	2,658,250	$21.90		
Granted	12,000	$33.50		
Exercised	(727,689)	$15.72		$18,400,000
Cancelled	(63,200)	$23.52		
Balance at December 31, 2007	1,879,361	$24.31	3.9 years	$42,800,000
Exercisable at December 31, 2007	243,861	$17.87	2.1 years	$ 7,100,000

The following summary presents the weighted-average assumptions used for grants made during each of the three years in the period ended December 31, 2007:

	2007	2006		2005
	Options	Options	Warrants	Options
Risk free interest rate	**4.57%**	4.47%	4.95%	3.77%
Expected volatility	**21.71%**	22.85%	23.05%	23.58%
Expected dividend yield	**.75%**	.90%	.41%	.69%
Expected life	**4.3 years**	4.0 years	4.3 years	4.3 years
Weighted-average fair value per grant	**$8.03**	$6.25	$9.39	$4.29

The expected life assumptions were based on historical behavior and incorporated post-vesting forfeitures for each type of award and population identified. The expected volatility was based on the historical behavior of the Company's stock price.

13. Common Shares, Stock Options and Preferred Shares, continued:

At December 31, 2007 and 2006, 3,446,711 and 4,174,400, respectively, of the Company's common shares were reserved for stock options, 15,239,490 of the Company's common shares were reserved for the 3¾% Convertible Senior Subordinated Notes and 4,000,000 of the Company's common shares were reserved for warrants.

At December 31, 2007 and 2006, 6,000,000 of preferred shares (redeemable and non-redeemable), par value $1 per share, were authorized and not issued.

14. Net Securities Gains:

The following summarizes net securities gains for each of the three years in the period ended December 31, 2007 (in thousands):

	2007	2006	2005
Net realized gains on securities	**$109,356**	$129,734	$222,258
Write-down of investments (a)	**(36,834)**	(12,940)	(12,230)
Net unrealized gains (losses) on trading securities	**23,119**	365	(1,212)
	$ 95,641	$117,159	$208,816

(a) Consists of provisions to write down investments in certain available for sale securities and, in 2007, an investment in a non-public security.

During 2007, the Company sold all of its common stock holdings in Eastman Chemical Company and recognized a net security gain of $37,800,000. During 2006, the Company sold all of its shares of Level 3 common stock received in connection with the sale of WilTel (see Note 5) for total proceeds of $376,600,000 and recorded a pre-tax gain of $37,400,000. During 2005, the Company sold all 375,000 common shares of White Mountains Insurance Group, Ltd. that it owned, and recorded a security gain of $146,000,000.

Proceeds from sales of investments classified as available for sale were $5,286,100,000, $2,932,800,000 and $1,979,300,000 during 2007, 2006 and 2005, respectively. Gross gains of $99,000,000, $134,200,000 and $204,600,000 and gross losses of $5,500,000, $3,200,000 and $2,400,000 were realized on these sales during 2007, 2006 and 2005, respectively.

15. Other Results of Operations Information:

Investment and other income for each of the three years in the period ended December 31, 2007 consists of the following (in thousands):

	2007	2006	2005
Interest on short-term investments	**$ 18,121**	$ 10,909	$ 7,537
Dividend income	**13,290**	12,019	6,817
Interest on fixed maturity investments	**64,787**	91,634	46,440
Interest on notes receivable	**566**	927	1,880
Other investment income	**3,509**	3,703	977
Gains on sale of real estate and other assets, net of costs	**11,607**	75,729	25,366
Income related to sale of associated companies	**11,441**	34,673	–
Recovery of bankruptcy claims	**–**	7,371	–
Income on termination of joint development agreement	**8,490**	–	–
Rental income	**5,723**	7,023	11,870
Winery revenues	**20,091**	20,822	18,868
Other	**23,840**	29,868	29,059
	$181,465	$294,678	$148,814

15. Other Results of Operations Information, continued:

In February 2006, 711 Developer, LLC ("Square 711"), a 90% owned subsidiary of the Company, completed the sale of 8 acres of unimproved land in Washington, D.C. for aggregate cash consideration of $121,900,000. The land was acquired by Square 711 in September 2003 for cash consideration of $53,800,000. After satisfaction of mortgage indebtedness on the property of $32,000,000 and other closing payments, the Company received net cash proceeds of $75,700,000, and recorded a pre-tax gain of $48,900,000.

Taxes, other than income or payroll, amounted to $10,400,000, $3,900,000 and $3,200,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Advertising costs amounted to $9,700,000, $900,000 and $900,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Research and development costs charged to expense were $22,300,000 and $16,500,000 for the years ended December 31, 2007 and 2006, respectively; such costs were not material for the year ended December 31, 2005.

16. Income Taxes:

The principal components of deferred taxes at December 31, 2007 and 2006 are as follows (in thousands):

	2007	2006
Deferred Tax Asset:		
Securities valuation reserves	$ 40,473	$ 46,550
Property and equipment	–	28,741
Other assets	45,089	25,397
NOL carryover	1,972,901	1,899,654
Other liabilities	48,829	51,009
	2,107,292	2,051,351
Valuation allowance	(299,775)	(911,777)
	1,807,517	1,139,574
Deferred Tax Liability:		
Unrealized gains on investments	(626,364)	(65,507)
Depreciation	(18,536)	(22,131)
Other	(24,535)	(60,063)
	(669,435)	(147,701)
Net deferred tax asset	$1,138,082	$ 991,873

As of December 31, 2007, the Company had consolidated federal NOLs of $722,000,000, none of which expire prior to 2023, that may be used to offset the taxable income of any member of the Company's consolidated tax group. In addition, the Company has $4,719,000,000 of federal NOLs that are only available to offset the taxable income of certain subsidiaries. None of these expire prior to 2017. Foreign NOLs of $6,000,000 are not reflected in the table since the Company does not expect it will be able to use those carryforwards before they expire. The Company also has various state NOLs that expire at different times, which are reflected in the above table to the extent the Company estimates its future taxable income will be apportioned to those states. Uncertainties that may affect the utilization of the Company's tax attributes include future operating results, tax law changes, rulings by taxing authorities regarding whether certain transactions are taxable or deductible and expiration of carryforward periods.

During 2007 and 2005, the Company's revised projections of future taxable income enabled it to conclude that it is more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $542,700,000 in 2007 and $1,135,100,000 in 2005 of the deferred tax valuation allowance was reversed as a credit to income tax expense. In future years the Company will record income tax provisions equal to its effective income tax rate, unless there is a further adjustment to the valuation allowance.

16. Income Taxes, continued:

The Company's conclusion that a portion of the deferred tax asset is more likely than not to be realized was strongly influenced by its historical ability to generate significant amounts of taxable income and its projections of future taxable income, and also takes into consideration unrealized gains in its investment portfolio. The Company's estimate of future taxable income considers all available evidence, both positive and negative, about its current operations and investments, includes an aggregation of individual projections for each material operation and investment, estimates apportionment factors for state and local taxing jurisdictions and includes all future years that the Company estimated it would have available NOLs. The Company believes that its estimate of future taxable income is reasonable but inherently uncertain, and if its current or future operations and investments generate taxable income greater than the projected amounts, further adjustments to reduce the valuation allowance are possible. Conversely, if the Company realizes unforeseen material losses in the future, or its ability to generate future taxable income necessary to realize a portion of the deferred tax asset is materially reduced, additions to the valuation allowance could be recorded.

The increase in the valuation allowance during 2006 is principally due to the utilization of previously unrecognized capital losses in the Company's 2005 federal income tax return, which resulted in a larger NOL than previously estimated.

Under certain circumstances, the ability to use the NOLs and future deductions could be substantially reduced if certain changes in ownership were to occur. In order to reduce this possibility, the Company's certificate of incorporation includes a charter restriction that prohibits transfers of the Company's common stock under certain circumstances.

The provision (benefit) for income taxes for each of the three years in the period ended December 31, 2007 was as follows, excluding amounts allocated to equity in associated companies and discontinued operations (in thousands):

	2007	2006	2005
State income taxes	**$ 4,176**	$ 3,682	$ 3,848
Resolution of state tax contingencies	**(1,475)**	(8,000)	–
Federal income taxes:			
Current	**(1,958)**	1,721	–
Deferred	**(17,925)**	44,203	–
Reversal of valuation allowance	**(542,686)**	–	(1,135,100)
Currently payable foreign income taxes	**97**	165	214
	$(559,771)	$41,771	$(1,131,038)

The table below reconciles the expected statutory federal income tax to the actual income tax provision (benefit) (in thousands):

	2007	2006	2005
Expected federal income tax	**$ (19,981)**	$46,837	$ 47,052
State income taxes, net of federal income tax benefit	**2,714**	2,393	2,501
Reversal of valuation allowance	**(542,686)**	–	(1,135,100)
Resolution of tax contingencies	**(1,475)**	(8,000)	–
Permanent differences	**824**	434	–
Recognition of acquired WilTel federal tax benefits	**–**	–	(46,951)
Discontinued operations tax loss benefit	**–**	–	1,321
Other	**833**	107	139
Actual income tax provision (benefit)	**$(559,771)**	$41,771	$(1,131,038)

16. Income Taxes, continued:

Reflected above as resolution of tax contingencies are reductions to the Company's income tax provision for the favorable resolution of certain federal and state income tax contingencies. The Internal Revenue Service has completed its audit of the Company's consolidated federal income tax returns for the years 1996 through 1999, without any material payment required from the Company.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), which prescribes the accounting for and disclosure of uncertainty in income tax positions. FIN 48 specifies a recognition threshold that must be met before any part of the benefit of a tax position can be recognized in the financial statements, specifies measurement criteria and provides guidance for classification and disclosure. The Company was not required to record an adjustment to its financial statements upon the adoption of FIN 48.

The following table reconciles the total amount of unrecognized tax benefits as of the beginning and end of the period presented (in thousands):

	Unrecognized Tax Benefits	Interest	Total
As of January 1, 2007, date of adoption of FIN 48	$10,500	$3,500	$14,000
Additions to unrecognized tax benefits	400	100	500
Additional interest expense recognized	–	800	800
Audit payments	(300)	(200)	(500)
Reductions as a result of the lapse of the statute of limitations and completion of audits	(1,000)	(500)	(1,500)
Balance, December 31, 2007	$ 9,600	$3,700	$13,300

If recognized, the total amount of unrecognized tax benefits reflected in the table above would lower the Company's effective income tax rate. Over the next twelve months, the Company believes it is reasonably possible that the aggregate amount of unrecognized tax benefits will decrease by an additional $3,500,000 upon the expiration of the statute of limitations. The statute of limitations with respect to the Company's federal income tax returns has expired for all years through 2001. The Company's New York State and New York City income tax returns are currently being audited for the 2003 to 2005 period.

Prior to May 2001, WilTel was included in the consolidated federal income tax return of its former parent, The Williams Companies Inc. ("Williams"). Pursuant to a tax settlement agreement between WilTel and Williams, the Company has no liability for any audit adjustments made to Williams' consolidated tax returns; however, adjustments to Williams' prior years tax returns could affect certain of the Company's tax attributes that impact the calculation of alternative minimum taxable income.

17. Pension Plans and Postretirement Benefits:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"), which requires companies to recognize on their balance sheet a net liability or asset for the funded status of their defined benefit pension and other postretirement plans, recognize changes in funded status through comprehensive income and provide additional footnote disclosures. SFAS 158 was effective for publicly traded calendar year-end companies as of December 31, 2006. In addition, SFAS 158 requires companies to measure the funded status of their plans as of the date of its fiscal year-end, with limited exceptions, effective for fiscal years ending after December 15, 2008. The incremental effect on the Company's consolidated balance sheet as a result of the adoption of SFAS 158 was to decrease total liabilities by $1,200,000, decrease deferred tax assets by $400,000 and increase accumulated other comprehensive income by $800,000.

Notes to Consolidated Financial Statements, continued

17. Pension Plans and Postretirement Benefits, continued:

The information presented below for defined benefit pension plans is presented separately for the Company's plans and the plans formerly administered by WilTel. Pursuant to the WilTel sale agreement the responsibility for WilTel's defined benefit pension plans was retained by the Company. The Company presents the information separately since the WilTel plan's investment strategies, assumptions and results are significantly different than those of the Company.

The Company:

Prior to 1999, the Company maintained defined benefit pension plans covering employees of certain units who also met age and service requirements. Effective December 31, 1998, the Company froze its defined benefit pension plans. A summary of activity with respect to the Company's defined benefit pension plan for 2007 and 2006 is as follows (in thousands):

	2007	2006
Projected Benefit Obligation:		
Projected benefit obligation at January 1,	**$54,876**	$58,123
Interest cost (a)	**2,565**	2,668
Actuarial gain	**(1,587)**	(1,200)
Benefits paid	**(4,095)**	(4,715)
Projected benefit obligation at December 31,	**$51,759**	$54,876
Change in Plan Assets:		
Fair value of plan assets at January 1,	**$47,653**	$43,476
Actual return on plan assets	**3,786**	2,022
Employer contributions	**–**	7,000
Benefits paid	**(4,095)**	(4,715)
Administrative expenses	**(141)**	(130)
Fair value of plan assets at December 31,	**$47,203**	$47,653
Funded Status at end of year	**$ (4,556)**	$ (7,223)

(a) Includes charges to expense of $700,000 and $800,000 for 2007 and 2006, respectively, relating to discontinued operations obligations.

As of December 31, 2007 and 2006, $14,500,000 and $19,100,000, respectively, of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income and $4,600,000 and $7,200,000, respectively, was reflected as accrued pension cost. The Company is currently evaluating whether to make any contributions to the Company's defined benefit pension plan in 2008.

Pension expense related to the defined benefit pension plan charged to operations included the following components (in thousands):

	2007	2006	2005
Interest cost	**$ 1,838**	$ 1,916	$2,045
Expected return on plan assets	**(1,238)**	(1,052)	(905)
Actuarial loss	**813**	905	848
Amortization of prior service cost	**3**	3	3
Net pension expense	**$ 1,416**	$ 1,772	$1,991

17. Pension Plans and Postretirement Benefits, continued:

At December 31, 2007, the plan's assets consisted of U.S. Government and agencies bonds (12%), U.S. Government-Sponsored Enterprises (55%), investment grade bonds (27%) and cash equivalents (6%). At December 31, 2006, the plan's assets consisted of U.S. Government and agencies bonds (32%), investment grade bonds (60%), cash equivalents (7%) and other (1%).

The defined benefit pension plan assets are invested in short-term investment grade fixed income investments in order to maximize the value of its invested assets by minimizing exposure to changes in market interest rates. This investment strategy provides the Company with more flexibility in managing the plan should interest rates rise and result in a decrease in the discounted value of benefit obligations. The current investment strategy substantially requires investments in investment grade securities, and a final average maturity target for the portfolio of one and one-half years and a one year maximum duration.

To develop the assumption for the expected long-term rate of return on plan assets, the Company considered the following underlying assumptions: 2.5% current expected inflation, 1.5% real rate of return for risk-free investments (primarily U.S. government and agency bonds) for the target duration and .25% default risk premium for the portion of the portfolio invested in non-U.S. government and agency bonds. The combination of these underlying assumptions resulted in the selection of the 4.25% expected long-term rate of return assumption for 2007. Because pension expense includes the cost of expected plan administrative expenses, the 4.25% assumption is not reduced for such expenses.

Several subsidiaries provide certain health care and other benefits to certain retired employees under plans which are currently unfunded. The Company pays the cost of postretirement benefits as they are incurred. Amounts charged to expense were not material in each of the three years ended December 31, 2007.

A summary of activity with respect to the Company's postretirement plans for 2007 and 2006 is as follows (in thousands):

	2007	2006
Accumulated postretirement benefit obligation at January 1,	**$4,281**	$4,773
Interest cost	**236**	229
Contributions by plan participants	**162**	145
Actuarial gain	**(111)**	(321)
Benefits paid	**(485)**	(545)
Accumulated postretirement benefit obligation at December 31,	**$4,083**	$4,281

The Company expects to spend $400,000 on postretirement benefits during 2008. At December 31, 2007, the assumed health care cost trend rate for 2008 used in measuring the accumulated postretirement benefit obligation is 9.5% and, at December 31, 2006, such rate for 2007 was 9.5%. At December 31, 2007 and 2006, the assumed health care cost trend rates were assumed to decline to an ultimate rate of 5% by 2015. If the health care cost trend rates were increased or decreased by 1%, the accumulated postretirement obligation as of December 31, 2007 would have increased by $300,000 or decreased by $200,000. The effect of these changes on interest cost for 2007 would be immaterial.

17. Pension Plans and Postretirement Benefits, continued:

At December 31, 2007 and 2006, the amounts in accumulated other comprehensive income relating to the Company's defined benefit pension plan and other benefits plans that have not yet been recognized in net periodic benefit cost are as follows (in thousands):

	2007		2006	
	Pension Plan	Other Benefits Plans	Pension Plan	Other Benefits Plans
Net loss (gain)	**$14,425**	**$ (947)**	$19,008	$ (903)
Prior service cost (credit)	**43**	**(264)**	45	(323)
	$14,468	**$(1,211)**	$19,053	$(1,226)

Changes in the Company's plan assets and benefit obligations recognized in other comprehensive income (loss) for the year ended December 31, 2007 are as follows (in thousands):

	Pension Plan	Other Benefits Plans
Net gain arising during period	$3,447	$112
Recognition of amortization in net periodic benefit cost:		
Prior service cost (credit)	3	(59)
Actuarial loss (gain)	1,134	(68)
Total	$4,584	$(15)

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 is $800,000; such amount for the prior service cost is not material. The estimated net gain and prior service credit for the other benefits plans that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 are $100,000 and $100,000, respectively.

The Company uses a December 31 measurement date for its plans. The assumptions used relating to the defined benefit plan and postretirement plans are as follows:

	Pension Benefits		Other Benefits	
	2007	2006	**2007**	2006
Discount rate used to determine benefit obligation at December 31,	**5.20%**	4.90%	**6.10%**	5.75%
Weighted-average assumptions used to determine net cost for years ended December 31,:				
Discount rate	**4.90%**	4.87%	**5.75%**	5.25%
Expected long-term return on plan assets	**4.25%**	4.00%	**N/A**	N/A

The discount rate for pension benefits was selected to result in an estimated projected benefit obligation on a plan termination basis, using current rates for annuity settlements and lump sum payments weighted for the assumed elections of participants. The discount rate for other benefits was based on the expected future benefit payments in conjunction with the Citigroup Pension Discount Curve.

17. Pension Plans and Postretirement Benefits, continued:

The following benefit payments are expected to be paid (in thousands):

	Pension Benefits	Other Benefits
2008	$ 4,262	$ 415
2009	4,660	422
2010	3,896	408
2011	3,931	402
2012	3,938	369
2013–2017	20,095	1,658

WilTel:

Effective on the date of sale, the Company froze WilTel's defined benefit pension plans. A summary of activity with respect to the plans for 2007 and 2006 is as follows (in thousands):

	2007	2006
Projected Benefit Obligation:		
Projected benefit obligation at beginning of period	**$176,724**	$186,054
Interest cost	**10,163**	9,856
Actuarial gain	**(12,573)**	(11,502)
Benefits paid	**(5,773)**	(7,684)
Projected benefit obligation at December 31,	**$168,541**	$176,724
Change in Plan Assets:		
Fair value of plan assets at beginning of period	**$143,590**	$ 97,905
Actual return on plan assets	**14,490**	11,976
Employer contributions	**68**	43,052
Benefits paid	**(5,773)**	(7,684)
Administrative expenses	**(1,637)**	(1,659)
Fair value of plan assets at December 31,	**$150,738**	$143,590
Funded Status at end of year	**$(17,803)**	$(33,134)

As of December 31, 2007 and 2006, $7,100,000 and $24,300,000, respectively, of the net amount recognized in the consolidated balance sheet was reflected as a charge to accumulated other comprehensive income and $17,800,000 and $33,100,000, respectively, was reflected as accrued pension cost.

The Company anticipates funding and distributing the benefits of WilTel's supplemental employee retirement plan in 2008. Accordingly, the Company has classified the anticipated distribution ($3,900,000) as a current liability. Other than the supplemental employee retirement plan, the Company is currently evaluating whether to make any contributions to the WilTel plan in 2008.

Pension expense for the WilTel plans charged to results of continuing operations in 2007 and 2006 and to results of discontinued operations in 2005 included the following components (in thousands):

	2007	2006	2005
Interest cost	**$10,163**	$ 9,856	$ 9,410
Service cost	**–**	–	4,612
Expected return on plan assets	**(9,363)**	(6,954)	(6,509)
Actuarial loss	**1,136**	1,579	2,953
Net pension expense	**$ 1,936**	$ 4,481	$10,466

17. Pension Plans and Postretirement Benefits, continued:

At December 31, 2007, the plans' assets consisted of equity securities (58%), debt securities (39%) and cash equivalents (3%). At December 31, 2006, the plans' assets consisted of equity securities (57%), debt securities (21%) and cash equivalents (22%). The investment objectives of the plans emphasize long-term capital appreciation as a primary source of return and current income as a supplementary source.

In connection with having frozen the plan, the Company is reviewing the target allocation, which currently is as follows:

	Target
Equity securities:	
Large cap stocks	40%
Small cap stocks	10%
International stocks	20%
Total equity securities	70%
Fixed income/bonds	30%
Total	100%

Investment performance objectives are based upon a benchmark index or mix of indices over a market cycle. The investment strategy designates certain investment restrictions for domestic equities, international equities and fixed income securities. These restrictions include the following:

- For domestic equities, there will generally be no more than 5% of any manager's portfolio at market in any one company and no more than 150% of any one sector of the appropriate index for any manager's portfolio. Restrictions are also designated on outstanding market value of any one company at 5% for large to medium equities and 8% for small to medium equities.

- For international equities, there will be no more than 8% in any one company in a manager's portfolio, no fewer than three countries in a manager's portfolio, no more than 10% of the portfolio in countries not represented in the EAFE index, no more than 150% of any one sector of the appropriate index and no currency hedging is permitted.

- Fixed income securities will all be rated BBB- or better at the time of purchase, there will be no more than 8% at market in any one security (U.S. government and agency positions excluded), no more than a 30-year maturity in any one security and investments in standard collateralized mortgage obligations are limited to securities that are currently paying interest, receiving principal, do not contain leverage and are limited to 10% of the market value of the portfolio.

To develop the assumption for the expected long-term rate of return on plan assets, the Company considered the following underlying assumptions: 2.5% current expected inflation, 2% real rate of return for risk-free investments, .3% inflation risk premium (considering the long-term nature of plan investments), .9% default risk premium for the portion of the portfolio invested in corporate bonds, and 2.25% to 2.6% in equity risk premium (depending on asset class) in excess of corporate bond returns. The Company then weighted these assumptions by the long-term target allocations and assumed that investment expenses were offset by expected returns in excess of benchmarks, which resulted in the selection of the 7.5% expected long-term rate of return assumption for 2007.

At December 31, 2007 and 2006, the accumulated other comprehensive income relating to WilTel's plans that has not yet been recognized in net periodic benefit cost consists of cumulative losses of $7,100,000 and $24,300,000, respectively.

17. Pension Plans and Postretirement Benefits, continued:

Changes in plan assets and benefit obligations recognized in other comprehensive income (loss) related to WilTel's pension plans for the year ended December 31, 2007 are as follows (in thousands):

Net gain arising during period	$16,064
Recognition of amortization of actuarial loss in net periodic benefit cost	1,135
Total	$17,199

The estimated net loss for the defined benefit pension plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost in 2008 is $1,800,000.

The measurement date for WilTel's plans is December 31. The assumptions used for 2007 and 2006 are as follows:

	Pension Benefits	
	2007	2006
Weighted-average assumptions used to determine benefit obligation at December 31,:		
Discount rate	**6.30%**	5.70%
Weighted-average assumptions used to determine net cost for the period ended December 31,:		
Discount rate	**5.70%**	5.40%
Expected long-term return on plan assets	**7.50%**	7.50%

The timing of expected future benefit payments was used in conjunction with the Citigroup Pension Discount Curve to develop a discount rate that is representative of the high quality corporate bond market, adjusted for current rates which might be available for annuity settlements.

The following pension benefit payments are expected to be paid (in thousands):

2008	$ 6,146
2009	3,260
2010	3,156
2011	4,103
2012	4,161
2013–2017	40,833

The Company and its consolidated subsidiaries have defined contribution pension plans covering certain employees. Contributions and costs are a percent of each covered employee's salary. Amounts charged to expense related to such plans were $2,900,000, $2,000,000 and $1,700,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

18. Commitments and Contingencies:

The Company and its subsidiaries rent office space and office equipment under noncancellable operating leases with terms varying principally from one to twenty years. Rental expense (net of sublease rental income) was $12,900,000 in 2007, $5,700,000 in 2006 and $4,400,000 in 2005. Future minimum annual rentals (exclusive of

18. Commitments and Contingencies, continued:

month-to-month leases, real estate taxes, maintenance and certain other charges) under these leases at December 31, 2007 are as follows (in thousands):

2008	$ 13,139
2009	11,235
2010	8,728
2011	8,204
2012	7,740
Thereafter	79,690
	128,736
Less: sublease income	2,609
	$126,127

In connection with the sale of certain subsidiaries and certain non-recourse financings, the Company has made or guaranteed the accuracy of certain representations. No material loss is expected in connection with such matters.

Pursuant to an agreement that was entered into before the Company sold CDS to HomeFed in 2002, the Company agreed to provide project improvement bonds for the San Elijo Hills project. These bonds, which are for the benefit of the City of San Marcos, California and other government agencies, are required prior to the commencement of any development at the project. CDS is responsible for paying all third party fees related to obtaining the bonds. Should the City or others draw on the bonds for any reason, CDS and one of its subsidiaries would be obligated to reimburse the Company for the amount drawn. At December 31, 2007, $12,100,000 was outstanding under these bonds, $9,900,000 of which expires in 2008 and the remainder thereafter.

As more fully discussed in Note 4, CLC has entered into an agreement with third party lenders consisting of a ten year senior secured credit facility of up to $240,000,000 and a senior secured bridge credit facility of up to €69,000,000. The Company has guaranteed 30% of the obligations outstanding under both facilities until completion of the project as defined in the project financing agreement. At December 31, 2007, $126,900,000 was outstanding under the senior secured credit facility and €24,000,000 was outstanding under the senior secured bridge credit facility; as a result, the Company's outstanding guaranty at that date was $38,100,000 and €7,200,000 ($10,500,000 at exchange rates in effect on February 14, 2008), respectively. The Company has also committed to provide financing to CLC which is currently estimated to be €239,000,000 ($350,000,000 at exchange rates in effect on February 14, 2008), of which the Company's share will be 30% ($80,000,000 of which has been loaned as of December 31, 2007).

The holders of the Premier Notes argued that they were entitled to liquidated damages under the indenture governing the Premier Notes, and as such are entitled to more than the principal amount of the notes plus accrued interest that was paid to them at emergence. Although the Company does not agree with the position taken by the Premier noteholders, in order to have Premier's bankruptcy plan confirmed so that Premier could complete reconstruction of its property and open its business without further delay, the Company agreed to fund an escrow account to cover the Premier noteholders' claim for additional damages in the amount of $13,700,000, and a second escrow account for the trustee's reasonable legal fees and expenses in the amount of $1,000,000. Entitlement to the escrows is expected to be determined by the court during 2008. The Company believes it is probable that the court will approve payment of legal fees and expenses and has fully reserved for that contingency. However, the Company does not believe it is probable or remote that the court will find in favor of the Premier noteholders with respect to the additional damages escrow, and any potential loss can not be reasonably estimated. Accordingly, the Company has not accrued a loss for the additional damages contingency.

Hurricane Katrina completely destroyed the Hard Rock Biloxi's casino, which was a facility built on floating barges, and caused significant damage to the hotel and related structures. The new casino was constructed over

18. Commitments and Contingencies, continued:

water on concrete pilings that greatly improved the structural integrity of the facility; however, the threat of hurricanes remains a risk to the repaired and rebuilt facilities. Premier's current insurance policy was bound on April 20, 2007, and provides up to $263,700,000 in coverage for damage to real and personal property including up to $84,100,000 in business interruption coverage. The coverage is led by Underwriters at Lloyds and is comprised of a $20,000,000 primary layer and six excess layers. The coverage is syndicated through several insurance carriers, each with an A.M. Best Rating of A- (Excellent) or better. Although the insurance policy is an all risk policy, weather catastrophe occurrence (WCO), which is defined to include damage caused by a named storm, is limited to $130,000,000 with a deductible of $13,200,000. The WCO coverage is subject to mandatory reinstatement of limits for an additional pre-determined premium.

19. Litigation:

The Company and its subsidiaries are parties to legal proceedings that are considered to be either ordinary, routine litigation incidental to their business or not material to the Company's consolidated financial position. The Company does not believe that any of the foregoing actions will have a material adverse effect on its consolidated financial position or liquidity, but any amounts paid could be material to results of operations for the period.

20. Earnings (Loss) Per Common Share:

For the year ended December 31, 2007, the numerators for basic and diluted per share computations for income from continuing operations were $480,800,000 and $489,600,000, respectively. For the year ended December 31, 2006, the numerators for basic and diluted per share computations for income from continuing operations were $129,800,000 and $138,600,000, respectively. For the year ended December 31, 2005, the numerators for basic and diluted per share computations for income from continuing operations were $1,220,300,000 and $1,234,500,000, respectively. The calculations for diluted earnings (loss) per share assumes the 3¾% Convertible Notes had been converted into common shares for the periods they were outstanding and earnings increased for the interest on such notes, net of the income tax effect, unless the effect is antidilutive.

The denominators for basic per share computations were 218,361,000, 216,233,000 and 215,531,000 for 2007, 2006 and 2005, respectively. The denominators for diluted per share computations reflect the dilutive effect of 1,053,000, 412,000 and 504,000 options and warrants for 2007, 2006 and 2005, respectively (the treasury stock method was used for these calculations), and 15,239,000 shares related to the 3¾% Convertible Notes for each of 2007, 2006 and 2005.

21. Fair Value of Financial Instruments:

The following table presents fair value information about certain financial instruments, whether or not recognized on the balance sheet. Fair values are determined as described below. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The fair value amounts presented do not purport to represent and should not be considered representative of the underlying "market" or franchise value of the Company. The methods and assumptions used to estimate the fair values of each class of the financial instruments described below are as follows:

(a) *Investments:* The fair values of marketable equity securities, fixed maturity securities and investments held for trading purposes (which include securities sold not owned) are substantially based on quoted market prices, as disclosed in Note 6. The fair value of the Company's investment in the Inmet common shares, all of which are restricted as discussed in Note 6, is based on quoted market prices. The fair values of the Company's other securities that are accounted for under the cost method (aggregating $79,900,000 and $104,600,000 at December

21. Fair Value of Financial Instruments, continued:

31, 2007 and 2006, respectively) were not practicable to estimate; the fair values were assumed to be the carrying amount.

(b) ***Cash and cash equivalents:*** For cash equivalents, the carrying amount approximates fair value.

(c) ***Notes receivables:*** The fair values of variable rate notes receivable are estimated to be the carrying amount.

(d) ***Long-term and other indebtedness:*** The fair values of non-variable rate debt are estimated using quoted market prices and estimated rates that would be available to the Company for debt with similar terms. The fair value of variable rate debt is estimated to be the carrying amount.

(e) ***Swap agreements:*** The fair values of the interest rate swap and currency rate swap agreements are based on rates currently available for similar agreements.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2007 and 2006 are as follows (in thousands):

	2007		2006	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial Assets:				
Investments:				
Current	**$ 983,199**	**$ 983,199**	$ 903,973	$ 903,973
Non-current	**2,776,521**	**3,150,321**	1,465,849	1,687,611
Cash and cash equivalents	**456,970**	**456,970**	287,199	287,199
Notes receivable:				
Current	**2,053**	**2,053**	6,633	6,633
Non-current	**200**	**200**	2,244	2,244
Financial Liabilities:				
Debt:				
Current	**132,405**	**133,364**	184,815	185,867
Non-current	**2,004,145**	**2,398,592**	974,646	1,135,117
Securities sold not owned	**2,603**	**2,603**	5,697	5,697
Swap agreements:				
Interest rate swaps	**(5,380)**	**(5,380)**	(268)	(268)
Foreign currency swaps	**(2,862)**	**(2,862)**	(2,430)	(2,430)

22. Segment Information:

The Company's reportable segments consist of its operating units, which offer different products and services and are managed separately. Idaho Timber primarily remanufactures, manufactures and/or distributes wood products. Conwed Plastics manufactures and markets lightweight plastic netting used for a variety of purposes. The Company's telecommunications segment is conducted through STi Prepaid, a provider of international prepaid phone cards and other telecommunication services in the U.S. The property management and services business is conducted through ResortQuest, which offers management services to vacation properties in beach and mountain resort locations in the continental United States, as well as real estate brokerage services and other rental and property owner services. The Company's gaming entertainment segment is conducted through Premier, which owns the Hard Rock Biloxi. The Company's domestic real estate operations consist of a variety of commercial properties, residential land development projects and other unimproved land, all in various stages of development and all available for sale. The Company's medical product development segment is conducted through Sangart,

22. Segment Information, continued:

which became a majority-owned subsidiary in November 2005. Other operations primarily consist of the Company's wineries and energy projects.

At acquisition in 2006, the Company's investment in Premier was reported as a consolidated subsidiary in the other operations segment; however, it was deconsolidated and classified as an investment in an associated company upon its filing of voluntary petitions for reorganization under chapter 11 of title 11 of the United States Bankruptcy Code in September 2006. While in bankruptcy Premier was classified as an investment in an associated company and its operating results were not reported as the gaming entertainment segment. Upon its emergence from bankruptcy in August 2007, Premier was once again consolidated by the Company and has been reported as an operating segment since that date.

Associated companies include equity interests in other entities that the Company accounts for on the equity method of accounting. Investments in associated companies include HomeFed, JHYH, Goober Drilling and CLC. The Company also has made non-controlling investments in entities that are engaged in investing and/or securities transactions activities which are accounted for as investments in associated companies including Pershing Square, Highland Opportunity, Shortplus, Ambrose, EagleRock and Wintergreen.

Corporate assets primarily consist of investments and cash and cash equivalents and corporate revenues primarily consist of investment income and securities gains and losses. Corporate assets include the Company's investments in Fortescue and Inmet. Corporate assets, revenues, overhead expenses and interest expense are not allocated to the operating units.

Conwed Plastics has manufacturing facilities located in Belgium and Mexico, STi Prepaid has a customer care unit located in the Dominican Republic and other operations includes a small Caribbean-based telecommunications provider. These are the only foreign operations with non-U.S. revenue or assets that the Company consolidates, and are not material. Unconsolidated non-U.S. based investments include 38% of Light and Power Holdings Ltd., the parent company of the principal electric utility in Barbados, the 30% ownership interest in CLC and the investments in Fortescue and Inmet. From time to time the Company invests in the securities of non-U.S. entities or in investment partnerships that invest in non-U.S. securities.

Certain information concerning the Company's segments is presented in the following table. Consolidated subsidiaries are reflected as of the date of acquisition, which was June 2007 for ResortQuest, March 2007 for STi Prepaid, November 2005 for Sangart and May 2005 for Idaho Timber. As discussed above, Premier is reflected as a consolidated subsidiary from May 2006 until it was deconsolidated in September 2006; Premier once again became a consolidated subsidiary in August 2007. Associated Companies are only reflected in the table below under identifiable assets employed.

22. Segment Information, continued:

	2007	2006	2005
		(In millions)	
Revenues and other income (a):			
Manufacturing:			
Idaho Timber	**$ 292.2**	$ 345.7	$ 239.0
Conwed Plastics	**105.4**	106.4	93.6
Telecommunications	**363.2**	–	–
Property Management and Services	**81.5**	–	–
Gaming Entertainment	**38.5**	–	–
Domestic Real Estate	**13.4**	86.7	29.9
Medical Product Development	**2.1**	.7	.1
Other Operations (b)	**53.6**	42.8	59.0
Corporate (c)	**205.0**	280.4	268.3
Total consolidated revenues and other income	**$1,154.9**	$ 862.7	$ 689.9
Income (loss) from continuing operations before income taxes and equity in income (losses) of associated companies:			
Manufacturing:			
Idaho Timber	**$ 9.1**	$ 12.0	$ 8.2
Conwed Plastics	**17.4**	17.9	14.2
Telecommunications	**18.4**	–	–
Property Management and Services	**(6.5)**	–	–
Gaming Entertainment	**(9.3)**	–	–
Domestic Real Estate	**(8.2)**	44.0	4.1
Medical Product Development	**(31.5)**	(21.1)	(1.4)
Other Operations (b)	**(17.2)**	(14.4)	7.5
Corporate (c)	**(29.3)**	95.4	101.8
Total consolidated income (loss) from continuing operations before income taxes and equity in income (losses) of associated companies	**$ (57.1)**	$ 133.8	$ 134.4
Identifiable assets employed:			
Manufacturing:			
Idaho Timber	**$ 129.5**	$ 132.3	$ 162.7
Conwed Plastics	**88.8**	83.6	81.9
Telecommunications	**81.9**	–	–
Property Management and Services	**62.8**	–	–
Gaming Entertainment	**300.6**	–	–
Domestic Real Estate	**306.3**	198.1	182.7
Medical Product Development	**36.5**	12.2	7.0
Other Operations	**255.5**	257.8	245.0
Investments in Associated Companies	**1,362.9**	773.0	375.5
Corporate	**5,501.8**	3,846.8	4,062.0
Assets of discontinued operations	**–**	–	144.1
Total consolidated assets	**$8,126.6**	$5,303.8	$5,260.9

(a) Revenues and other income for each segment include amounts for services rendered and products sold, as well as segment reported amounts classified as investment and other income and net securities gains on the Company's consolidated statements of operations.

(b) Other operations includes pre-tax losses of $13,900,000, $8,300,00 and $1,600,000 for the years ended December 31, 2007, 2006 and 2005, respectively, for investigation and evaluation of various energy related

22. **Segment Information,** continued:

projects. There were no material operating revenues or identifiable assets associated with these activities in any period; however, other income includes $8,500,000 in 2007 related to the termination of a joint development agreement with another party.

(c) Net securities gains for Corporate aggregated $92,700,000, $116,600,000 and $199,500,000 during 2007, 2006 and 2005, respectively, which primarily resulted from the sale of publicly traded debt and equity securities that had been classified as available for sale securities. Security gains include a gain from the sale of Eastman Chemical Company of $37,800,000 in 2007, a gain from the sale of Level 3 of $37,400,000 in 2006 and a gain from the sale of White Mountains Insurance Group, Ltd. of $146,000,000 in 2005. For 2007, 2006 and 2005, security gains include provisions of $36,800,000, $12,900,000 and $12,200,000, respectively, to write down investments in certain available for sale securities and, in 2007, an investment in a non-public security.

(d) For the years ended December 31, 2007, 2006 and 2005, income (loss) from continuing operations reflects depreciation and amortization expenses of $54,200,000, $39,500,000 and $32,600,000, respectively; such amounts are primarily comprised of Corporate ($12,700,000, $11,600,000 and $10,700,000, respectively), manufacturing ($18,000,000, $17,500,000 and $14,200,000, respectively), gaming entertainment ($6,300,000 and $900,000 in 2007 and 2006, respectively), domestic real estate ($3,800,000, $3,300,000 and $2,000,000, respectively), property management and services ($3,100,000 in 2007) and other operations ($9,000,000, $5,600,000 and $5,700,000, respectively). Depreciation and amortization expenses for other segments are not material.

(e) For the years ended December 31, 2007, 2006 and 2005, income (loss) from continuing operations reflects interest expense of $111,500,000, $79,400,000 and $65,500,000, respectively; such amounts are primarily comprised of Corporate ($110,800,000, $70,900,000 and $63,200,000, respectively), gaming entertainment ($500,000 and $8,000,000 in 2007 and 2006, respectively) and other operations ($1,200,000 in 2005). Interest expense for other segments is not material.

23. Selected Quarterly Financial Data (Unaudited):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share amounts)			
2007				
Revenues and other income	**$197,185**	**$344,004**	**$331,149**	**$282,557**
Income from continuing operations	**$ 7,861**	**$ 26,315**	**$ 2,087**	**$444,545**
Income (loss) from discontinued operations, net of taxes	**$ 222**	**$ (13)**	**$ 98**	**$ (148)**
Gain (loss) on disposal of discontinued operations, net of taxes	**$ 291**	**$ (3)**	**$ 1,703**	**$ 1,336**
Net income	**$ 8,374**	**$ 26,299**	**$ 3,888**	**$445,733**
Basic earnings (loss) per common share:				
Income from continuing operations	**$ .04**	**$ .12**	**$ .01**	**$2.00**
Income (loss) from discontinued operations	–	–	–	–
Gain (loss) on disposal of discontinued operations	–	–	**.01**	–
Net income	**$ .04**	**$ .12**	**$ .02**	**$2.00**
Number of shares used in calculation	**216,409**	**216,596**	**218,071**	**222,494**
Diluted earnings (loss) per common share:				
Income from continuing operations	**$ .04**	**$ .12**	**$ .01**	**$1.87**
Income (loss) from discontinued operations	–	–	–	–
Gain (loss) on disposal of discontinued operations	–	–	**.01**	–
Net income	**$ .04**	**$ .12**	**$ .02**	**$1.87**
Number of shares used in calculation	**216,779**	**217,229**	**219,411**	**239,483**
2006				
Revenues and other income	$291,608	$224,426	$170,243	$176,395
Income from continuing operations	$ 82,589	$ 36,375	$ 3,740	$ 7,065
Income (loss) from discontinued operations, net of taxes	$ (1,433)	$ 280	$ (2,717)	$ (90)
Gain (loss) on disposal of discontinued operations, net of taxes	$ (463)	$ 365	$ 59,454	$ 4,234
Net income	$ 80,693	$ 37,020	$ 60,477	$ 11,209
Basic earnings (loss) per common share:				
Income from continuing operations	$ .38	$ .17	$ .02	$ .03
Income (loss) from discontinued operations	(.01)	–	(.01)	–
Gain (loss) on disposal of discontinued operations	–	–	.27	.02
Net income	$ .37	$ .17	$ .28	$ .05
Number of shares used in calculation	216,112	216,201	216,291	216,334
Diluted earnings (loss) per common share:				
Income from continuing operations	$ .37	$ .17	$ .02	$ .03
Income (loss) from discontinued operations	(.01)	–	(.01)	–
Gain (loss) on disposal of discontinued operations	–	–	.26	.02
Net income	$ .36	$ .17	$ .27	$ .05
Number of shares used in calculation	231,765	231,777	231,906	216,707

Income from continuing operations includes a credit to income tax expense of $542,700,000 in the fourth quarter of 2007, resulting from the reversal of a portion of the deferred tax valuation allowance.

In 2007 and 2006, the totals of quarterly per share amounts do not equal annual per share amounts because of changes in outstanding shares during the year.

Schedule II – Valuation and Qualifying Accounts

LEUCADIA NATIONAL CORPORATION AND SUBSIDIARIES

For the years ended December 31, 2007, 2006 and 2005

(In thousands)

		Additions			Deductions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Recoveries	Other	Write Offs	Sale of Receivables	Other	Balance at End of Period
2007								
Loan receivables of banking and lending subsidiaries	$ 306	$ (228)	$121	$ –	$ 111	$ –	$ –	$ 88
Trade, notes and other receivables	1,467	794	26	–	296	–	–	1,991
Total allowance for doubtful accounts	$ 1,773	$ 566	$147	$ –	$ 407	$ –	$ –	$ 2,079
Deferred tax asset valuation allowance	$ 911,777	$ –	$ –	$ 29,311(a)	$ –	$ –	$ 641,313(b)	$299,775
2006								
Loan receivables of banking and lending subsidiaries	$ 536	$ (166)	$ 66	$ –	$ 130	$ –	$ –	$ 306
Trade, notes and other receivables	14,896	1,255	128	–	6,395	8,417	–	1,467
Total allowance for doubtful accounts	$ 15,432	$1,089	$194	$ –	$6,525	$8,417	$ –	$ 1,773
Deferred tax asset valuation allowance	$ 804,829	$ –	$ –	$106,948(c)	$ –	$ –	$ –	$911,777
2005								
Loan receivables of banking and lending subsidiaries	$ 946	$ (323)	$ 90	$ –	$ 177	$ –	$ –	$ 536
Trade, notes and other receivables	7,488	7,995	144	5,215	5,701	245	–	14,896
Total allowance for doubtful accounts	$ 8,434	$7,672	$234	$ 5,215	$5,878	$ 245	$ –	$ 15,432
Deferred tax asset valuation allowance	$2,185,275	$ –	$ –	$ –	$ –	$ –	$1,380,446(b)	$804,829

(a) In connection with the filing of the 2006 income tax return and with a subsidiary joining the Company's consolidated income tax return during 2007, additional deferred tax assets were recognized but were fully reserved.

(b) During 2007 and 2005, the Company's revised projections of future taxable income enabled it to conclude that it is more likely than not that it will have future taxable income sufficient to realize a portion of the Company's net deferred tax asset; accordingly, $542,700,000 in 2007 and $1,135,100,000 in 2005 of the deferred tax valuation allowance was reversed as a credit to income tax expense. In 2007, also reflects the allocation of the purchase price for STi Prepaid in the amount of $98,600,000.

(c) The increase in the valuation allowance is principally due to the utilization of previously unrecognized capital losses in the Company's 2005 federal income tax return, which resulted in a larger NOL than previously estimated.

(d) Amounts in the schedule include activity related to discontinued operations.

Leucadia National Corporation

Corporate Office

315 Park Avenue South
New York, New York 10010-3607
(212) 460-1900

Executive Office

529 East South Temple
Salt Lake City, Utah 84102-1089
(801) 521-1000

www.leucadia.com

Operating Companies

Manufacturing

Idaho Timber, LLC
1299 North Orchard Street, Suite 300
Boise, Idaho 83706-2265
Ted Ellis, Chief Executive Officer and President
(208) 377-3000
www.idahotimber.com

Conwed Plastics, LLC
2810 Weeks Avenue, S.E.
Minneapolis, Minnesota 55414-2898
Mark E. Lewry, President
(612) 623-1700
www.conwedplastics.com

Telecommunications

STi Prepaid, LLC
1250 Broadway, 26th Floor
New York, New York 10001-3703
Jim Continenza, President
(718) 358-5390
www.stiphonecard.com

Property Management and Services

ResortQuest International, Inc.
546 Mary Esther Cut-Off N.W., Suite 3
Fort Walton Beach, Florida 32548-4067
Park Brady, Chief Executive Officer
(850) 275-5000
www.resortquest.com

Gaming Entertainment

Hard Rock Hotel & Casino Biloxi
777 Beach Boulevard
Biloxi, Mississippi 39530-4300
Duncan McKenzie, President and General Manager
(228) 276-7700
www.hardrockbiloxi.com

Real Estate

Leucadia Financial Corporation
529 East South Temple
Salt Lake City, Utah 84102-1089
Patrick D. Bienvenue, President
(801) 521-5400

Wineries

Pine Ridge Winery
5901 Silverado Trail
Napa, California 94558-9749
Jeff Butler, Guest Relations Manager
(800) 575-9777
www.pineridgewinery.com

Archery Summit Winery
18599 N.E. Archery Summit Road
Dayton, Oregon 97114-7204
Chris Moyer, Guest Relations Manager
(800) 732-8822
www.archerysummit.com

Counsel

Stephen E. Jacobs, Esq.
(212) 460-1900

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153-0119
Andrea A. Bernstein, Esq.
(212) 310-8000

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038-4502
(800) 937-5449
www.amstock.com

Auditors

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017-6204

The Common Stock is listed for trading on the New York Stock Exchange under the symbol "LUK."

The 7¾% Senior Notes due 2013 are listed for trading on the New York Stock Exchange under the symbol "LUK."

Leucadia National Corporation

Directors

Ian M. Cumming[1]
Chairman

Joseph S. Steinberg[1]
President

Paul M. Dougan[2,4]
Private Investor

Lawrence D. Glaubinger[1,3]
President
Lawrence Economic Consulting Inc.

Alan J. Hirschfield[2]
Private Investor

James E. Jordan[1,2,3,4]
Private Investor

Jeffrey C. Keil[2]
Private Investor

Jesse Clyde Nichols, III[2,3,4]
Private Investor

Officers

Ian M. Cumming
Chairman

Joseph S. Steinberg
President

Thomas E. Mara
Executive Vice President

Joseph A. Orlando
Vice President and Chief Financial Officer

Barbara L. Lowenthal
Vice President and Comptroller

Rocco J. Nittoli
Vice President and Treasurer

Joseph M. O'Connor
Vice President

Justin R. Wheeler
Vice President

[1]Executive Committee
[2]Audit Committee
[3]Compensation Committee
[4]Nominating and Corporate Governance Committee

END